2026 Annual Report & Proxy Statement

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS



paloalto NETWORKS



Identity is the control plane for the AI enterprise.

Idira is the next-generation identity security platform that discovers, controls, and governs your human and agentic workforce, seamlessly integrating modern privileged access management, machine, and agentic identity security.

One platform to secure every identity.

Letter from our Chair



"This year, we combined the leading identity and cybersecurity platforms to become the premier cyber guardian for the AI era."

Dear Fellow Shareholders:

Fiscal 2026 was a pivotal inflection point in Palo Alto Networks' transformation journey — a year that reinforced platformization as the only viable strategy to secure the modern enterprise. We closed the two largest acquisitions in our history, CyberArk and Chronosphere, both of which are exceeding our expectations. Our disciplined execution, sustained innovation, and unwavering focus on customer outcomes have allowed us to deliver strong results and significant shareholder value. I continue to be incredibly proud of the work we undertake to achieve our vision: *a world where each day is safer and more secure than the one before.*

FISCAL 2026 ACHIEVEMENTS

Fiscal 2026 emerged as a landmark year for the cybersecurity space. As artificial intelligence ("AI") fundamentally redefines the security landscape, customers are more intent than ever to fortify their cybersecurity defenses. Against this backdrop, we delivered another year of strong financial achievement. Our total revenue reached $11.48 billion, growing 24% from the prior year. This was accompanied by an acceleration of our next-generation security annualized recurring revenue ("NGS ARR") to $9.10 billion, an impressive 63% increase year-over-year, while adding nearly $1 billion of net new NGS ARR in our fourth quarter of fiscal 2026 alone. Our remaining performance obligations ("RPO") surpassed $20 billion for the first time, ending the year at $21.2 billion, a 34% increase year-over-year. Our profitable-growth framework remained strong, and we delivered adjusted free cash flow margin for a fourth consecutive year at 38% or better and an expansion of our non-GAAP operating margin, while absorbing a partial year of the largest acquisition in our history. We also saw a record amount of platformization adoption in fiscal 2026 and remain on track toward our long-term goal of more than 4,000 platformizations and $20 billion in NGS ARR by fiscal 2030.

The dedication and engagement of our over 21,000 employees enable these accomplishments. Our employees are the driving force behind our industry leadership, consistently developing cutting-edge products and services, and furthering us on our mission to be the cybersecurity partner of choice, protecting our digital way of life.

DELIVERING THE END-TO-END SECURITY COMPANY FOR THE AI ERA

The cybersecurity landscape continues to be redefined by the emergence and prevalence of generative and agentic AI. In fiscal 2026 alone, we believe there were three distinct inflection points — the shift from standard large language models to autonomous agentic action, the weaponization of AI to identify and exploit enterprise vulnerabilities at machine speed, and the accelerating move toward a fragmented ecosystem of open-weight and sovereign models, each meaningfully expanding the attack surface we aim to protect.

We responded with sustained innovation across our AI security portfolio. Prisma® AIRS™ evolved into a comprehensive solution for the agentic AI security lifecycle, including by helping secure agentic identities, providing agent observability, including at the endpoint through Agentic Endpoint Security, and funneling traffic through the AI Agent Gateway to enforce security policies in real time. At the same time, utilizing our strategic partnerships with leading frontier labs allowed us to introduce our Unit 42® Frontier AI Defense, enabling our customers to fortify their environments against AI-driven attacks.

Fiscal 2026 also marked the completion of our acquisition of CyberArk, the leader in Identity Security, which we have since rebranded as Idira®, establishing Identity Security as a core pillar of our platformization strategy. CyberArk brought foundational leadership in Privileged Access Management and Machine Identity, which are critical capabilities as enterprises deploy thousands of AI agents, many of which today operate outside of formal governance. Idira extends the same sophisticated identity security and privilege controls provided to humans and machines to AI agents, helping ensure each agent or machine action is authorized, scoped, and auditable.

We also completed our acquisition of Chronosphere, which expanded our portfolio to include next-generation observability, enabling our customers to gain deep, real-time visibility into their applications, infrastructure, and AI systems, while maintaining control over data cost and value. We also defined a new category of protection in Agentic Endpoint Security through our acquisition of Koi to secure vibe coding agents and autonomous endpoint tools as well as extend visibility and security to agentic AI on the endpoint.

Together, these actions have deepened our multi-platform strategy across Network Security; Security Operations, Observability, and Cloud Security; and Identity Security, empowering our customers to respond more rapidly to escalating AI threats and providing the bedrock for Palo Alto Networks to serve as the cyber guardian for our customers, helping deliver end-to-end security for the AI era.

OUR ANNUAL MEETING

This year's Proxy Statement is once again designed to provide clarity and understanding about our strategies, successes, and challenges. The following are select highlights worth prefacing:

Shareholder Engagement. We remain guided by, and appreciative of, the perspectives of our shareholders as expressed through their engagement with us. We engaged in meaningful shareholder outreach, holding discussions with shareholders representing approximately 63% of our outstanding shares and offering discussions with shareholders that represented approximately 69% of our outstanding shares, in each case as of June 30, 2026. These discussions covered a wide variety of topics, including the structure of our board of directors, business strategy, risk management oversight, mergers and acquisitions, executive compensation, and corporate governance. We remain steadfast in our commitment to meaningful outreach and engagement with our shareholders and believe having a true dialogue with our investors is vital.

Executive Compensation. We remain committed to an executive compensation program that is truly pay-for-performance. For fiscal 2026, 100% of our named executive officers' equity compensation awards were performance-based, with different performance metrics than the short-term incentive compensation plan. Likewise, approximately 98% of my total compensation and an average of approximately 96% of the total compensation across our other current executive officers was performance-based and at risk. Recognizing the feedback received through the results of last year's "Say-on-Pay" vote and our discussions with you, our Compensation and People Committee made a number of meaningful changes to our executive compensation programs, in particular to the equity compensation program. In the pages that follow, our Lead Independent Director, John M. Donovan, and our Compensation and People Committee describe these changes to you in detail.

Network and AI Security

STRATA | PRISMA SASE
PRISMA ACCESS BROWSER |
PRISMA AIRS

Complete zero trust security solutions

Security Operations | Observability | Cloud Security

CORTEX

Next-Generation AI-powered security operations, observability, and cloud security

Identity Security

IDIRA

One platform to Secure Every Identity

For important information regarding our use of forward-looking statements, please see page 11 of this Proxy Statement.

Corporate Governance. In response to last year's shareholder proposal on Board declassification, the Board spent considerable time in fiscal 2026 evaluating our Board structure and engaging with shareholders and has developed a proposal for your consideration. It would give shareholders an annual advisory vote on the continued service of every director that is not up for election at the annual meeting while preserving the continuity and stability of our classified board structure. This proposal strikes the right balance between shareholder accountability and Board stability during this critical period for our industry. I encourage you to read John's letter and this Proxy Statement for additional information regarding this proposal.

Our Commitment to Responsible Business Practices. Corporate responsibility is integrated into our business strategy and supports our mission of protecting our digital way of life. By helping us manage risks and respond to stakeholder expectations, our corporate responsibility efforts strengthen trust and support the long-term resilience and success of our business. Elsewhere in this Proxy Statement, we discuss our efforts throughout fiscal 2026 to execute meaningful corporate responsibility initiatives that include advancing environmental sustainability, investing in our people, and operating with integrity.

You are cordially invited to attend the 2026 Annual Meeting of Shareholders of Palo Alto Networks, Inc. to be held on Tuesday, December 8, 2026 at 11:00 A.M., Pacific Time.

This year's annual meeting will be a virtual meeting conducted via a live webcast. You will be able to listen to the annual meeting, submit your questions, and vote during the live webcast of the meeting by visiting www.virtualshareholdermeeting.com/PANW2026 and entering the 16-digit control number included in our Notice of Internet Availability of Proxy Materials, on your proxy card, or in the instructions that accompanied your proxy materials. If you did not receive a 16-digit control number, please reach out to your broker for further instructions.

On behalf of our Board, we thank you for your investment in Palo Alto Networks and for your continued trust. We look forward to the annual meeting on December 8, 2026.

Thank you,

Nikesh Arora
Chair and Chief Executive Officer

Letter from our Lead Independent Director



"Your feedback informed our most important decisions this year. In direct response to shareholder input, we are taking meaningful action with respect to our governance and executive compensation, and remain committed to earning your continued support."

Dear Fellow Shareholders:

As Lead Independent Director of the Palo Alto Networks Board of Directors, it is my foremost responsibility to ensure that the Board provides independent and effective oversight of the Company's efforts to deliver meaningful and sustainable value to our shareholders. We highly value the perspectives of our investors, and your input has informed Board deliberations on strategy, governance, and executive compensation. Fiscal 2026 was a year in which shareholder feedback shaped some of the most consequential decisions our Board has made in recent years.

FISCAL 2026 WAS A YEAR OF TRANSFORMATION AND DELIVERY FOR PALO ALTO NETWORKS

Our fiscal 2026 results are a testament to the culture of innovation and embracing transformation to capitalize on industry inflection points that Nikesh Arora has fostered through his leadership as our Chief Executive Officer. Total revenue grew to $11.48 billion, NGS ARR reached $9.10 billion, and we attained RPO of $21.2 billion. These results evidence the resonance of our platformization strategy and commitment to innovation. In all, we delivered a one-year total shareholder return of 91% — representing the 94th percentile rank among the companies in the S&P 500 index and the 100th percentile among our compensation peer group.

Under Nikesh's leadership, we have successfully navigated multiple inflection points, and fiscal 2026 marked another year of significant change and evolution as AI continues to redefine the landscape. The transition from AI as experimentation to full scale enterprise deployment has catalyzed the need to secure every human, machine, and agentic identity operating within the enterprise. With our acquisition of CyberArk earlier this year, we are seizing this inflection point by establishing Identity Security as a core pillar of our platformization strategy. Together with the acquisitions of Chronosphere, to provide next-generation observability; Koi, to provide Agentic Endpoint Security; and Portkey, which brought an AI Gateway to Prisma AIRS, and our organic advancements across our platforms, the combined company is leading the way to provide the end-to-end cybersecurity platform for the AI era. On behalf of the Board, I want to welcome all the talented teams that have joined the Palo Alto Networks family through our recent acquisitions.

SHAREHOLDER ENGAGEMENT

At our 2025 annual meeting of shareholders, we were disappointed to receive 46% support for our "Say-on-Pay" advisory resolution to approve our fiscal 2025 executive compensation. At the same time, the shareholder proposal to elect all our directors annually received 93% support at our 2025 annual meeting. We heard your message clearly. From these results, we recognized that additional and substantive action was required from the Board on both our executive compensation program and our governance framework.

Accordingly, I led a significant shareholder outreach effort to ensure that I heard from you directly, meeting with shareholders representing 24% of our outstanding shares and offering meetings to holders of 57% of our outstanding shares. As a direct result of your feedback, we are responding with meaningful changes to our executive compensation program, and a proposal for shareholder consideration at this Annual Meeting that we believe addresses your central concern regarding annual Board accountability.

17

Meetings with investors

24%

Representing 24% of our outstanding shares, while offering meetings to investors representing 57% of our outstanding shares (each as of June 30, 2026).

STRENGTHENING OUR BOARD ACCOUNTABILITY

Our Board takes seriously its responsibility to ensure that our governance framework and Board structure reflect both best governance practices and the priorities that you have raised with us.

Last year, a shareholder proposal to elect each of our directors annually received meaningful shareholder support. In response, during fiscal 2026, we spent considerable time evaluating our board structure and engaging directly with shareholders on whether to move to annual director elections. In those conversations, one theme came through clearly: shareholders want the ability to provide annual feedback on all our directors, not only those standing for election in a given year. This includes the shareholder proponent of last year's shareholder proposal to elect each of our directors annually, who conveyed the same sentiment.

After careful consideration, the Board developed an innovative and responsive solution. Under Proposal 5, the Board is asking shareholders, on a non-binding advisory basis, to support an annual non-binding advisory vote on the continued service of each director who is not up for election at the annual meeting of shareholders. Each year, except during years where there is a contested director election, shareholders would vote on every director, including those who are not otherwise up for election at that annual meeting. We would also update our corporate governance guidelines to provide that any director who does not receive a majority of votes cast would be expected to tender a resignation, which would take effect if accepted by the Board. If implemented, this annual advisory vote would begin at our 2027 annual meeting of shareholders.

In practice, this proposal would give shareholders the same ability to provide feedback on every director, every year, as they would have if the Board were declassified. The difference is accountability without disruption. Each director, regardless of where they stand in their term, would face an annual shareholder vote, and any director who fails to earn majority support would be expected to tender their resignation to step down.

At the same time, maintaining a classified board structure preserves important benefits for all shareholders, particularly during a period of profound transformation in our industry driven by the rapid advancement of AI. A classified board provides stability and continuity of leadership, insulates the Board from short-term pressures, and allows our directors to remain focused on the long-term strategic decisions that this moment demands. These benefits are especially valuable when the competitive landscape is evolving as rapidly as it is today.

This proposal strikes the right balance, preserving the strategic advantages of a classified board while giving shareholders a meaningful, annual voice on every director. The shareholder proponent of last year's shareholder proposal to elect each of our directors annually informed us that he supports and intends to vote in favor of Proposal 5. We urge you to join in that support for Proposal 5.

EXECUTIVE COMPENSATION ENHANCEMENTS

Building on the changes to executive compensation programs introduced in fiscal 2024 and fiscal 2025, our Compensation and People Committee distilled meaningful enhancements to our executive compensation program, some of which were reflected in our fiscal 2026 program (as previewed in our 2025 proxy statement) and additional changes that were implemented for our fiscal 2027 program. Consistent with our commitment to continually evolve our executive compensation practices and benefit from the important insights of our shareholders, these changes are designed to further strengthen the alignment between executive pay and long-term shareholder value creation. The key changes include:

- For our performance-based restricted stock units ("PSUs"), the relative total shareholder return ("TSR") modifier **performance target for 1.0x achievement was increased to the 55th percentile rank** from the 50th percentile.
- For our fiscal 2026 PSUs, the maximum achievement of 300% for the NGS ARR performance measure requires exceeding the target for a particular fiscal year by at least $400 million, **a 33.3% increase from the prior year's PSUs**, while the threshold for no payout has similarly been lowered to missing the target by at least $400 million.
- The fiscal 2026 PSUs and fiscal 2027 PSUs **exclude the NGS ARR contribution from acquisitions in which the purchase price for the acquisition exceeds 4% of our market capitalization** at the time of the acquisition.
- For our fiscal 2027 PSUs, we have **redesigned our PSUs to lower the maximum payout from 400% to 300%, a decrease of 25%**, of the target amount of PSUs.

- For our fiscal 2027 PSUs financial performance metrics, we deepened the pay-for-performance alignment by:
  - **increasing our NGS ARR performance targets to require exceeding the target for a particular fiscal year by at least $450 million**, a 12.5% increase from the prior year's PSUs, to attain the maximum achievement of 300%, while the threshold for no payout has similarly been lowered to missing the target by at least $450 million; and
  - **the threshold for no payout on the non-GAAP net income per diluted share performance measure has been increased to achieving 93% of target for a particular fiscal year**, an increase of three percentage points from the prior year's PSUs, while the threshold for a maximum achievement of 300% has similarly been lowered to achieving at least 107% of target.

We encourage you to read the letter from our Compensation and People Committee, as well as our entire Compensation Discussion and Analysis. We believe that you will conclude that we have taken meaningful action in response to your feedback and designed an executive compensation program deserving of your support.

On behalf of our Board, I thank you for your investment in Palo Alto Networks and your continued trust. I look forward to the Annual Meeting on December 8, 2026.

Thank you,

John M. Donovan
Lead Independent Director

Notice of Annual Meeting of Shareholders

Date and Time
Tuesday,
December 8, 2026
11:00 AM Pacific Time

Virtual Meeting Site
www.virtualshareholder
meeting.com/PANW2026

Who Can Vote
Shareholders of record as of October 9, 2026 are entitled to vote

Voting Items

	Items of Business		Board Vote Recommendation	For Further Details
1.	To elect four Class III directors named in the accompanying Proxy Statement to serve until our 2029 annual meeting of shareholders and until their successors are duly elected and qualified.	✓	**"FOR"** each director nominee	Page 48
2.	To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2027.	✓	**"FOR"**	Page 65
3.	To approve, on an advisory basis, the compensation of our named executive officers.	✓	**"FOR"**	Page 68
4.	To approve an amendment to the Palo Alto Networks, Inc. 2021 Equity Incentive Plan to increase the number of plan shares reserved for issuance.	✓	**"FOR"**	Page 125
5.	To approve, on a non-binding advisory basis, an annual voting policy to provide for an annual non-binding advisory vote to approve the continued service of each director who is not up for election at the annual meeting of shareholders.	✓	**"FOR"**	Page 138
6.	To consider and vote upon a shareholder proposal, if properly presented at the Annual Meeting, regarding a study of a potential broad-based employee ownership transaction.	✗	**"AGAINST"**	Page 142

Shareholders will also act on such other business that may properly come before the 2026 Annual Meeting of Shareholders (the "Annual Meeting") or any adjournments or postponements thereof.

YOUR VOTE IS IMPORTANT. Please act as soon as possible to vote your shares, even if you plan to attend the Annual Meeting. On or about October 27, 2026, we expect to mail to our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our proxy statement and our annual report and how to vote. For instructions to vote your shares and more information, see "About the Annual Meeting" on page 149.

We appreciate your continued support of Palo Alto Networks and look forward to receiving your proxy.

By Order of the Board of Directors,

Bruce Byrd
Executive Vice President, General Counsel and Corporate Secretary
October 27, 2026

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON DECEMBER 8, 2026: THE NOTICE OF 2026 ANNUAL SHAREHOLDERS' MEETING, PROXY STATEMENT, AND 2026 ANNUAL REPORT ON FORM 10-K ARE AVAILABLE AT WWW.PROXYVOTE.COM.

HOW TO VOTE

Online

Visit www.proxyvote.com 24 hours a day, seven days a week.

By Phone

Call the phone number located on the accompanying proxy card or voting instruction form.

By Mail

Complete, sign, date, and return the accompanying proxy card or voting instruction form in the envelope provided.

QR CODE

Scan the QR code on your voting materials to vote with your mobile device.

Table of Contents

Highlights

Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical or current facts, including statements regarding our future prospects, corporate responsibility matters and plans, governance matters and plans, and executive compensation programs and plans, made in this document are forward-looking. We use words such as "anticipates," "believes," "continue," "estimate," "expects," "future," "intends," "may," "plan," and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ materially from those expected or implied in any forward-looking statement include, but are not limited to those discussed in the section titled "Risk Factors" in our 2026 Annual Report on Form 10-K and other filings we may file with the SEC from time to time. Unless otherwise provided herein, all statements in this Proxy Statement are as of the date of the filing of this Proxy Statement, and we do not assume any obligation to update forward-looking statements.

References to our website in this Proxy Statement are not intended to function as a hyperlink. Unless specifically provided otherwise, the information contained on, or that can be accessed through, a website hyperlinked in this Proxy Statement is not incorporated into, and does not form a part of, this Proxy Statement.

In this Proxy Statement, the terms "the Company," "we," and "our" refer to Palo Alto Networks, Inc. and the term "Board" refers to the Board of Directors of Palo Alto Networks, Inc.

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any other filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the Letters from our Chair, our Lead Independent Director and our Compensation and People Committee, and the sections of this Proxy Statement titled "Report of the Audit Committee" and "Report of the Compensation and People Committee" shall not be deemed to be so incorporated, unless specifically stated otherwise in such filing.

Note on per share figures

After the close of trading on December 12, 2024, we effected a two-for-one stock split. Accordingly, all share and per-share amounts presented in this Proxy Statement have been retroactively adjusted to reflect the stock split.

About Us

Our Company

Palo Alto Networks® is a global artificial intelligence (“AI”) cybersecurity provider with a vision of a world where each day is safer and more secure than the one before. We were incorporated in Delaware in 2005 and are headquartered in Santa Clara, California. Our principal executive offices are located at 3000 Tannery Way, Santa Clara, CA 95054.

Our mission is to be the cybersecurity partner of choice, protecting our digital way of life. Our platforms help secure enterprise users, networks, clouds, endpoints, AI apps and agents, and identities by delivering comprehensive cybersecurity backed by AI and automation, and provide real-time visibility and monitoring across cloud infrastructure, applications, and AI workloads. A key element of our strategy is to help our customers simplify their security architectures through consolidating disparate point products. We execute on this strategy by developing our capabilities and packaging our offerings into platforms which are able to cover many of our customers’ needs in the markets in which we operate. Our platformization strategy combines various products and services into a tightly integrated architecture for more secure, faster, and cost-effective outcomes.

Our Corporate Values

Our corporate values, which were co-created by our employees, serve as the foundation of our culture and the guide for our corporate decisions. Foremost among these is integrity, which is the foundation of everything we do and every decision we make. We believe that collaboration enhances our ability to disrupt entrenched beliefs, which we think ultimately leads to innovation. Our ability to execute on our innovations and deliver products and services that address the cybersecurity needs of our customers is critical to our long-term success. Finally, we are intentional about including varied points of view, perspectives, experiences, and ideas in our decision-making process. We believe that our core values make us a better company.



DISRUPTION
• We challenge entrenched beliefs and look to the future
• We take risks, fearlessly
• We fail early, fail fast and move forward
• We solve real problems with new ideas
COLLABORATION
• When we work together, we win together
• We can rely on each other
• We ensure individual and Company goals are aligned
• We seek to empower
• We open ourselves to accountability
Our Mission
Our mission is to be the cybersecurity partner of choice, protecting our digital way of life.
INCLUSION
• We believe different perspectives strengthen our ideas and our business
• We support the communities where we live, work and operate
• We care about our employees
• We enhance innovation in our products and services through a workforce that reflects our global customers
EXECUTION
• We are committed to quality
• Our technology just works as promised, always
• We strive tirelessly for simplicity and usability
INTEGRITY
• We are self-aware
• We take pride in our work because we do it the right way
• We respect our customers, partners, employees, and shareholders
• We are transparent and share with our teams
• We inspire trust and we live up to it

Recognized in “World’s Best Employers” by Forbes (2025)



Forbes
WORLD'S
BEST EMPLOYERS
2025

Recognized in multiple categories including Company Outlook, Leadership, Engineering, and Women by Comparably



Comparably
Best Company for
WOMEN
2026
Comparably
Best Company
OUTLOOK
2026
Comparably
Best
CEO
2025
Comparably
Best Company
CULTURE
2025

Our Fiscal 2026 Highlights

Our strategic approach and disciplined execution has delivered another year of robust financial results for our shareholders. Highlights include:

- Total revenue increased by 24% year over year to $11.48 billion
- NGS ARR increased by 63% year over year to $9.10 billion[1]
- RPO increased by 34% year over year to $21.2 billion
- Our one-year total shareholder return ("TSR") was 91%, the 100th percentile rank among our compensation peer group
- Net income per diluted share decreased 75% year over year to $0.40, driven in part due to our acquisition activity in fiscal 2026, while Non-GAAP net income per diluted share ("Non-GAAP EPS") increased by 15% year over year to $3.84[2]
- Drove innovation with several new offerings, including Idira™, Agentic Endpoint Security, Prisma® Browser™ for Business, Prisma AIRS™ 3.0, Prisma SASE 4.0, and Cortex®AgentiX™
- Capitalized on industry inflection points with our acquisitions of CyberArk Software Ltd. ("CyberArk") to enter Identity Security and Chronosphere, Inc. ("Chronosphere") to enter Observability

Delivered Accelerating Growth Driven by Platformization

Total Revenue Grew 24% y/y

($ in billions)


$8.03
$9.22
$11.48
FY24
FY25
FY26

NGS ARR Grew 63% y/y

($ in billions)


$4.22
$5.58
$9.10
FY24
FY25
FY26

RPO Grew 34% y/y

($ in billions)


$12.7
$15.8
$21.2
FY24
FY25
FY26

1-Year TSR: 100th Percentile vs. Peers


100%
80%
60%
40%
20%
0%
-20%
-40%
91.1%
Palo Alto Networks, Inc.
25th Percentile
50th Percentile
75th Percentile
-30.1%
-25.5%
-8.9%

(1) Our NGS ARR represents the annualized allocated revenue of all active contracts as of the final day of the reporting period related to all product, subscription and support offerings, excluding revenue from hardware products, legacy attached subscriptions, support offerings and professional services. For more information, please see Appendix A.

(2) See Appendix A for a reconciliation of GAAP to non-GAAP measures and other information.

Delivering Continued Superior Shareholder Returns

Five-Year Total Shareholder Return

Our total shareholder return over the past five years significantly outperformed the S&P 500 and our 2026 compensation peer group. See "*Executive Compensation Policies and Practices—Compensation-Setting Process—Competitive Positioning*" for the list of our 2026 compensation peer group.


450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
399%
83%
-18%
7/31/2021
7/31/2026
Palo Alto Networks, Inc.
S&P 500 Index
Weighted-Average Peer Group

Source: S&P Capital IQ, based on the latest closing price as of the beginning of the period and as of July 31, 2026.
The compensation peer group TSR is the weighted-average TSR, based on the respective market capitalization of each peer at the beginning of each fiscal year, over the time period, and includes only publicly-traded companies as of such date. Reflects companies that are a member of the S&P 500 at the end of the period and have trading data available for the period shown.

Our Board at a Glance

Our Board comprises a group of highly qualified leaders in their respective fields who bring unique perspectives. All directors have either held senior leadership positions at large companies or otherwise gained significant and wide-ranging management experience in their respective fields (including strategic, financial, public company financial reporting, compliance, risk management, and leadership development). Many of our directors also have public company experience (serving as chief executive officer, chief operating officer, chief legal officer, chief people officer, chief marketing officer, chief financial officer, or on boards of directors and board committees), and as a result have a deep understanding of corporate governance practices, including risk and management oversight.

BOARD SNAPSHOT

TENURE


8
Average years
0-5 years (4)
6-10 years (3)
>10 years (3)

AGE


58
Average years
41-50 years (1)
51-60 years (6)
60+ years (3)

BOARD INDEPENDENCE


80%
Independent
8 Independent
2 Non-Independent

The Board composition, tenure, age, and independence information is as of July 31, 2026.


CONTINUING DIRECTORS
CLASS I

James J. Goetz
INDEPENDENT
Partner, Sequoia Capital
Director Since: 2005
Other Current Public Company Boards: Intel Corporation
AC, CDC, SC



John M. Donovan
LEAD INDEPENDENT DIRECTOR
Former Chief Executive Officer, AT&T Communications
Director Since: 2012
Other Current Public Company Boards: Lockheed Martin Corporation
CDC (Co-Chair), GNC (Co-Chair), SC, CC



Right Honorable Sir John Key
INDEPENDENT
Former Prime Minister of New Zealand
Director Since: 2019
Other Current Public Company Boards: None
CC (Chair), AC, SC



Mark Goodburn
INDEPENDENT
Former Chairman and Global Head of Advisory, KPMG International
Director Since: 2025
Other Current Public Company Boards: C.H. Robinson Worldwide
AC (Chair), SC



Lee Klarich
Chief Product and Technology Officer, Palo Alto Networks, Inc.
Director Since: 2025
Other Current Public Company Boards: None
SC (Chair)




CLASS II
NOMINEE DIRECTORS
CLASS III



Helle Thorning-Schmidt
INDEPENDENT
Former Prime Minister of Denmark
Director Since: 2025
Other Current Public Company Boards:
Vestas Wind Systems A/S
GNC, SC



Nikesh Arora
Chair and Chief Executive Officer,
Palo Alto Networks
Director Since: 2018
Other Current Public Company Boards:
Compagnie Financière Richemont S.A.
Uber Technologies, Inc.
CDC



Aparna Bawa
INDEPENDENT
Chief Legal & People Officer, Intel Corporation
Director Since: 2021
Other Current Public Company Boards: None
AC, CC, CDC (Co-Chair), SC



Carl Eschenbach
INDEPENDENT
Partner, Sequoia Capital
Director Since: 2013
Other Public Company Boards: None
GNC, CDC, SC



Lorraine Twohill
INDEPENDENT
Chief Marketing Officer, Google
Director Since: 2019
Other Current Public Company Boards: None
GNC (Co-Chair), SC

AC	Audit Committee
CC	Compensation and People Committee
GNC	Governance and Nominating Committee
SC	Security Committee
CDC	Corporate Development Committee

Skills and Experience

Our directors have the breadth and depth of expertise necessary to guide our business strategy and create shareholder value. The Board is independent, with varied backgrounds, experience and perspectives.

Leadership & Governance

Senior Leadership Experience
10/10

Global/International Experience
9/10

Public Company Board Experience and Corporate Governance
10/10

Risk Management

Risk Management Experience
10/10

Financial Knowledge and Expertise

Financial Knowledge and Expertise
8/10

Human Capital Management

Human Capital Management
10/10

Strategic

Industry and IT/AI Technical Expertise
7/10

Cybersecurity/Information Security/Security
7/10

Backgrounds and Experiences
10/10

AI, Emerging Technologies and Business Models Experience
9/10

Sales, Marketing and Brand Management Experience
5/10

Executive Compensation at a Glance

Our Compensation Best Practices

Our executive compensation program is based on a robust pay-for-performance philosophy and is designed to drive value creation for our shareholders by directly linking compensation to the achievement of our strategic and financial goals. Maintaining a competitive compensation program that can retain and motivate our leadership team is critical to our long-term success. Accordingly, our compensation programs reflect recognized best practices supported by the market.

INDEPENDENT DECISION-MAKING, ALIGNED WITH OUR CORPORATE VALUES

- ✓ 100% Independent Compensation and People Committee
- ✓ Independent compensation consultant
- ✓ Annual review of compensation strategy
- ✓ Consideration of annual Say-on-Pay vote and other shareholder feedback
- ✓ Maintain our commitments to our shareholders

COMPENSATION BEST PRACTICES

Pay for Performance

- ✓ Substantially all of compensation is performance-based and at-risk — 98% for our CEO and ~96% (on average) for our other current NEO
- ✓ 100% of equity awards granted to our NEOs in fiscal 2026 were performance-based and at-risk
- ✓ 100% of short-term incentive compensation is performance-based and at-risk
- ✓ Inclusion of corporate responsibility modifier in short-term incentive plan
- ✓ Use of multiple financial performance measures in both the short-term incentive plan and long-term equity incentive program
- ✓ Short-term incentive plan and long-term equity incentive program use different financial performance measures

Compensation Policies

- ✓ Robust stock ownership guidelines for NEOs
- ✓ One-year post-vest holding period for all NEOs, including our CEO, subject to limited exceptions
- ✓ Meaningful compensation recovery and clawback policies
- ✓ Reasonable perquisites and personal benefits
- ✓ Assessing and implementing the advice of independent compensation consultant, including a decision-making framework to further ensure alignment of executive compensation decision with our pay-for-performance philosophy

What We Don’t Do

- × No single trigger vesting of equity awards on occurrence of a change in control
- × No dividends paid on unvested equity
- × No hedging or pledging, except in limited circumstances with the prior approval of the Governance and Nominating Committee
- × No defined benefit plans or special executive retirement plans

Significant At-Risk Compensation

Our executive compensation program is based on a pay-for-performance philosophy and is designed to drive value creation for our shareholders by directly linking compensation to the achievement of our strategic and financial goals. The graphs below illustrate the predominance of performance-based components included in our fiscal 2026 executive compensation program, based on total target annual compensation in fiscal 2026.

Our equity-focused compensation strategy, which includes granting 100% performance-based equity to our named executive officers ("NEOs") for their annual compensation (a practice we started five years ago in fiscal 2021), is highly effective and has helped us deliver exceptional results to our shareholders. Our five-year total shareholder return ("TSR") is 399%, which is at the 100th percentile rank of our compensation peer group and the 95th percentile rank of the S&P 500.

CEO


2%
Base Salary
2%
Target Short-Term Incentives
96%
Performance Stock Units (PSU)
CEO
98%
Performance Based and At-Risk

Average of Other NEOs[1]


~4%
Base Salary
~4%
Target Short-Term Incentives
~91%
Performance Stock Units (PSU)
All Other NEOs
~96%
Performance Based and At-Risk

(1) Mr. Zuk has been omitted from the analysis of other NEOs in this graphic for presentation purposes because he was not an executive officer as of the end of our fiscal 2026.

Executive Compensation Program Changes

In fiscal 2026, we implemented certain changes to our executive compensation program that were outlined in our 2025 Proxy Statement. In addition, following the disappointing support for our Say-on-Pay advisory resolution to approve our fiscal 2025 executive compensation, we conducted extensive and meaningful shareholder engagement efforts. From this engagement and following consultation with our independent compensation consultant, the Compensation and People Committee implemented important changes to our equity compensation program that we believe address core concerns raised by our shareholders.

Executive Compensation Program Changes

For Fiscal 2026

- ✔ Target for a 1.0x relative TSR modifier was increased to the 55th percentile rank from the 50th percentile rank
- ✔ For the NGS ARR measure in our PSUs, the maximum achievement level of 300% requires exceeding the target by at least $400 million instead of $300 million—a 33.3% increase—while the threshold for no payout has similarly been lowered to being below target by at least $400 million
- ✔ NGS ARR contributions from acquisition transactions will be excluded from the NGS ARR measure in the fiscal 2026 PSUs where the purchase price of the acquisition exceeds 4% of our market capitalization

For Fiscal 2027

- ✔ Reduced the maximum payout of PSUs from 400% to 300% of the target number of PSUs, a decrease of 25%
- ✔ For the NGS ARR measure in our PSUs, the maximum achievement level of 300% will require exceeding the target by at least $450 million instead of $400 million—a 12.5% increase—while the threshold for no payout has similarly been lowered to being below target by at least $450 million
- ✔ For the fiscal 2027 PSUs, aligned treatment of NGS ARR contributions from acquisition transactions to the treatment in the fiscal 2026 PSUs described above
- ✔ For the non-GAAP EPS performance measure, the threshold for no payout has been increased to achieving 93% of the target for a particular fiscal year (a three percentage point increase), while the threshold for the maximum achievement level was lowered to achieving at least 107% of target

Corporate Governance

Corporate Governance Highlights

Our Board is governed by our Corporate Governance Guidelines, which are amended from time to time to incorporate certain current best practices in corporate governance. Our Corporate Governance Guidelines can be found on our website at https://investors.paloaltonetworks.com.

In addition to a strong, independent Board, we are committed to corporate governance structures that promote long-term shareholder value creation through a sound leadership structure and by providing our shareholders with both the opportunity to provide direct feedback, and substantive rights and policies to ensure accountability.

BOARD CORPORATE GOVERNANCE PRACTICES AND SHAREHOLDER RIGHTS INCLUDE:

- ✔ Majority voting for uncontested elections of board members, with an associated resignation policy
- ✔ Strong Lead Independent Director
- ✔ Lead Independent Director authority to call special Board meetings
- ✔ Board composed of 80% independent directors
- ✔ 100% Independent Audit Committee, Compensation and People Committee, and Governance and Nominating Committee
- ✔ Annual review of Board leadership structure
- ✔ Board refreshment
- ✔ Changes in director circumstances actively assessed
- ✔ Board and Committee access to management
- ✔ Annual Board and Committee Evaluations
- ✔ Board and Committee authority to retain outside advisors
- ✔ Board and Committee risk oversight
- ✔ Board Continuing Education Program
- ✔ No "Poison Pill"
- ✔ Single Class of Shares
- ✔ An annual non-binding advisory vote to approve the continued service of each director who is not up for election at the annual meeting of shareholders, with an associated resignation policy (if Proposal 5 is approved and the policy is implemented)
- ✔ Board-level Security Committee with oversight over security issues, including cybersecurity
- ✔ Annual review of Committee charters and governance policies
- ✔ Independent compensation consultant
- ✔ Fair director compensation practices
- ✔ Active Board oversight of management succession
- ✔ Active management of director conflicts of interest
- ✔ Annual “Say-on-Pay” vote
- ✔ Continuous shareholder engagement program
- ✔ Stock ownership guidelines for directors and executive officers
- ✔ Code of Business Conduct and Ethics for Directors, Officers and Employees
- ✔ Anti-Hedging Policy
- ✔ Restrictive Pledging Policy
- ✔ SEC and Nasdaq-compliant Compensation Recovery Policy and an additional Clawback Policy
- ✔ Regular meetings of independent directors without management present
- ✔ Proxy Access Bylaws

Board Responsiveness to Shareholders

Our Board is committed to actively engaging with our shareholders and maintaining outreach that is truly a dialogue with our shareholders. Through year-round engagement and outreach, we regularly provide shareholders with opportunities to deliver feedback on our corporate governance, compensation programs, and corporate responsibility practices.
We regularly meet with investors, prospective investors, and investment analysts. These meetings can include participation by our Chair and Chief Executive Officer, Chief Financial Officer, Chief Product and Technology Officer, General Counsel and Corporate Secretary, or other members of our management, and often focus on our executive compensation programs, governance structures, and strategy. Members of our Investor Relations team also participate in meetings with our shareholders and, as appropriate, members of the Board participate, in particular our Lead Independent Director and the Chair of our Compensation and People Committee. In fiscal 2026, our Lead Independent Director participated in 17 meetings with investors representing 24% of our outstanding shares, while offering meetings to investors representing 57% of our outstanding shares (each, as of June 30, 2026).

In fiscal 2026, including following our 2025 annual meeting of shareholders, we once again reinvigorated our approach and practices to shareholder engagement and implemented a strategy that focused on extensive engagement on a wide range of topics. Our Lead Independent Director played an active and central role in our shareholder engagement efforts in fiscal 2026, and our management team regularly communicated topics discussed and shareholder feedback to the Board and our Board committees for consideration in their decision-making.

Who we met with

- Investors holding **63%** of shares outstanding engaged with us in discussions, while offering meetings to investors holding **69%** of outstanding shares
- Offered meetings with Lead Independent Director to shareholders holding **57%** of outstanding shares
- Investors holding **24%** of outstanding shares met with Lead Independent Director over the course of **17 meetings**

Our engagement team

- Lead Independent Director
- Chair of Compensation and People Committee
- Investor Relations team
- General Counsel & Corporate Secretary
- People team (human resources)
- Corporate Responsibility team

What we discussed

- Executive compensation
- Board structure and annual director elections
- Board composition and governance, including Board refreshment
- Board risk oversight
- Board leadership
- Corporate Responsibility

WHAT WE HEARD OVER THE YEARS	HOW WE RESPONDED
Board Governance Classified Board and election of directors, and dual role of Chair and CEO	• Adopted a majority voting requirement for uncontested elections of directors, including a resignation policy in the event a director does not receive a majority of the votes cast • Annual review of our Board leadership structure, including whether an independent director should be the Chair of our Board • Maintaining a strong Lead Independent Director, who can call special meetings of the Board • If Proposal 5 is supported by our shareholders, we intend to implement an annual non-binding advisory vote to approve the continued service of each director who is not up for election at the annual meeting of shareholders, with an associated resignation policy • Annual survey of the members of our Board and self-evaluation of the Board and its committees
Board Oversight of Risks, Including Cybersecurity and Corporate Responsibility Risks How the Board addresses oversight of increased, varied, and new risks	• Formed a Security Committee of our Board to enhance oversight of security issues facing our Company, including cybersecurity, which is now chaired by our Chief Product and Technology Officer providing deep technical expertise and leadership • Annually assess the allocation of corporate responsibility matters among our Board committees, clearly identifying and affirming the responsibilities of each committee • Appointed Carl Eschenbach as a member of our Governance and Nominating Committee and Corporate Development Committee • Added additional disclosure in this Proxy Statement relating to Board oversight
Board Refreshment The duration of Board service by certain long-standing directors and the makeup of the Board	• In fiscal 2026, we appointed two new directors — Mark Goodburn, Chair of the Audit Committee and independent director, and Lee Klarich, Chief Product and Technology Officer • Average tenure of all our directors is approximately eight years with four of our directors having served less than six years • Expanded disclosure in our Proxy Statement of the rationales as to why each of our directors continue to serve on our Board
Shareholder Engagement Continued investor outreach and discussions on executive compensation, our governance structures, and other matters of interest to our shareholders	• Conducted robust and meaningful shareholder outreach and engagement • In fiscal 2026, engaged in discussions with shareholders holding 63% of our outstanding shares, as of June 30, 2026 • In fiscal 2026, our Lead Independent Director participated in 17 meetings, engaged in discussion with shareholders holding 24% of our outstanding shares, and offered meetings to 57% (each, as of June 30, 2026) • Shareholder feedback guided several changes to our executive compensation programs and led to Proposal 5 in this Proxy Statement regarding annual Board accountability to our shareholders

STAKEHOLDER FEEDBACK	HOW WE RESPONDED
Corporate Responsibility Initiatives and Disclosures We heard from stakeholders over the years that they would like to see more information about how we develop and manage our corporate responsibility programs	• Publish an annual Corporate Responsibility Report with details on our programs, and include disclosure of our corporate responsibilities programs in our Annual Report on Form 10-K and Proxy Statement • Communicated our decarbonization pathway • Detailed our comprehensive approach to attract, hire, onboard, enable, listen to, and engage employees, in order to enable a workforce that is nimble, high-performing, and innovative • Enhanced our disclosure of topics related to responsible use of AI within our cybersecurity solutions and across our business operations • Shared our approach to building AI fluency that further enables our employees to innovate, adapt, and meet evolving customer needs • Operationalized our corporate responsibility governance structure through a cross-functional Corporate Responsibility Steering Committee, which reports regularly to our Corporate Responsibility Executive Council and the Board
Executive Compensation Prioritize and ensure the retention of Chief Executive Officer and executive leadership, stand by our pay-for-performance philosophy and the commitments made in our prior year's Proxy Statement relating to our executive compensation program and enhanced disclosure, reduce stock-based compensation expense as a percentage of revenue, and continue to be responsive to shareholder input on our executive compensation program	• Incentivized our Chief Executive Officer and executive leadership to remain at the Company for the long term to enhance our prospects of delivering sustained shareholder value • Committed not to grant our Chief Executive Officer additional one-time equity awards of any variety with vesting or performance metrics that would overlap with the one-time performance-based restricted stock unit retention award granted to him in June 2023 • 100% of the equity awards granted to our NEOs in fiscal 2026 were performance-based, with different performance targets than the short-term incentive compensation plan • Maintained a corporate responsibility modifier to our short-term incentive compensation plan and continued to disclose scorecard measures and related performance data in our proxy statement • Maintained a one-year post-vesting holding period for all NEOs, including our Chief Executive Officer, subject to limited exceptions for equity grants made as part of first becoming an executive officer • Reduced stock-based compensation expense as a percentage of revenue from 21.8% in fiscal 2021 to 15.8% in fiscal 2026 • For fiscal 2026, we refined our PSUs, providing that the maximum achievement of 300% requires exceeding the target NGS ARR for the particular fiscal year by at least $400 million–an increase of 33.3%—and that a target relative TSR modifier of 1.0x is only achieved if our three-year TSR is at the 55th percentile rank • For fiscal 2027, we made a significant change to our PSUs to reduce the maximum payout to 300% from 400% (a decrease of 33.3%), and further refined the structure of our targets in the PSU financial performance measures to ensure a clear pay-for-performance alignment

Leadership Structure

Our Corporate Governance Guidelines provide that our Board is free to choose its chairperson (the "Chair") based on our Board's view of what is in the best interest of the Company and our shareholders. The Chair and the Chief Executive Officer may, but need not be, the same person.

Annual Evaluation of Leadership Structure

As part of its annual review and evaluation process, the Board reviews its leadership structure and whether combining or separating the roles of Chair and Chief Executive Officer is in the best interests of the Company and our shareholders. The Board also considers:

- The effectiveness of the policies, practices, and people in place at the Company to help ensure strong, independent Board oversight.
- The importance of consistent, unified leadership to execute and oversee the Company's strategy.
- The strength of our Chief Executive Officer's vision for the Company and the quality of his leadership.
- Our performance and the effect the leadership structure could have on our performance.
- The Board's performance and the effect the leadership structure could have on the Board's performance.
- The meaningful and robust responsibilities and the performance of our Lead Independent Director.
- The views of our shareholders through our ongoing engagement efforts.
- The practices at other similar companies and trends in governance.
- The current state of our Company.

If the Board determines that it remains in the best interests of the Company and its shareholders that our Chief Executive Officer also serve as our Chair, the independent members of the Board then appoint a Lead Independent Director as provided in our Corporate Governance Guidelines.

Why Our Leaders Are Ideally Suited for Their Roles

The Board believes that the independent Board members should have the flexibility to respond to changing circumstances and choose the Board leadership structure that best fits the then-current situation. As it does annually, in August 2026, the Board reviewed our leadership structure. Following that review, the Board determined that the combination of the Chair and Chief Executive Officer roles, along with the robust authority given to our experienced Lead Independent Director, effectively maintains independent oversight of management. The Board consists of eight independent directors and exercises a strong, independent oversight function through frequent executive sessions, independent Board committees, and by having a strong Lead Independent Director with clearly delineated and comprehensive authority and duties.

The Board strongly believes that its leadership structure strikes the right balance of allowing our Chair and Chief Executive Officer to promote a clear, unified vision of the Company's strategies, while ensuring robust, independent oversight by the Board and our Lead Independent Director. The Board also believes there is value in presenting a single face to our customers through combining the Chair and Chief Executive Officer roles, and that this structure of having the Board and management operate under the unified leadership of a highly experienced Chief Executive Officer best positions the Company to successfully implement its strategies and deliver value to our shareholders.

Accordingly, in August 2026, the Board determined that it is in the best interests of our shareholders to maintain our Board leadership structure with Mr. Arora serving as Chair and John M. Donovan serving as our Lead Independent Director.



Nikesh Arora
Chair and
Chief Executive Officer

- Substantial knowledge and deep understanding of our business and the challenges we face
- Substantial international business experience and business acumen and valued strategic, financial, and operational insights
- Day-to-day insight into our prospects, opportunities, strategies, and challenges facilitates the timely deliberation by the Board of the most important matters
- Brings a unique, shareholder-focused insight to assist the Company to most effectively execute its strategy and plans to maximize shareholder value
- Serves as an important bridge between the Board and management, and provides critical leadership for carrying out our strategic initiatives and confronting challenges
- Provides the Board with more complete and timely information about the Company
- Provides a unified structure and consistent leadership direction internally and externally, allowing the Company to act rapidly and proactively
- Proven success in leading Palo Alto Networks since joining the Company



John M. Donovan
Lead Independent Director

- Independence, confidence and gravitas, enabling strong oversight of executive leadership
- Deep understanding of our business and strategy
- Strong working relationship with our Chair and Chief Executive Officer
- Strength and effectiveness of communication with our Chair and Chief Executive Officer, resulting in active and visible oversight of our issues, risks, plans, and prospects
- Strong working relationship with other management and our independent directors
- Strong background in corporate governance
- Strong background as a technologist, including serving as chief technology officer and chief executive officer at a large multinational company
- Dedicated to his service as our Lead Independent Director, as demonstrated by hosting 17 meetings with shareholders holding 24% of our outstanding shares and offered to meet with shareholders holding 57% of our outstanding shares in fiscal 2026
- Promotes a collaborative and collegial environment for Board decision-making
- Actively and effectively engages with our shareholders on an annual basis

OVERVIEW OF LEAD INDEPENDENT DIRECTOR ROLE, AUTHORITY, AND RESPONSIBILITIES

The role, authority, and responsibilities of the Lead Independent Director are robust and clearly defined. The Lead Independent Director provides critical independent leadership for the Board and exercises active oversight authority that ensures the Board functions with effective, balanced governance at the highest level.

The Lead Independent Director works in close partnership with the Chair on all significant Board matters, and engages in frequent, substantive dialogue with Mr. Arora and the independent directors, including keeping Mr. Arora apprised of any concerns, issues, feedback, or determinations made during the independent sessions of the Board. The Lead Independent Director also advises Mr. Arora on strategic, operational, and governance matters pertinent to the Company and the Board.

As part of the Board's annual review and evaluation, the Board further defined the role and responsibilities of our Lead Independent Director to include:

- Presiding at all meetings of the Board at which the Chair is not present, and independently calling, setting the agenda for, and presiding over executive sessions and meetings of the independent directors, ensuring that the independent directors have a dedicated forum for candid discussion and decision-making.
- Providing essential independent Board leadership and serving as a primary governance voice alongside the Chair, including facilitating open communication and alignment between the Chair and the independent directors on all Board matters.
- In collaboration with the Chair, developing and approving Board meeting agendas, establishing the cadence and pacing of Board meetings, and ensuring adequate time is allocated for full Board discussions and deliberations, including communicating directly with independent Board members to ensure that matters of interest and strategic importance are reflected on Board meeting agendas.
- In coordination with the independent directors and management, exercising independent judgment to approve the type, quality, and sufficiency of information and materials provided to the Board members and directing that such materials are provided to the Board sufficiently in advance of Board meetings to allow for thorough review, preparation, and meaningful participation.
- Ensuring the Board exercises rigorous and comprehensive risk management oversight, including providing direct guidance and direction to management regarding the identification, assessment, and mitigation of key enterprise risks.
- Having full authority to independently call meetings of the Board and the independent directors at any time, including developing and setting agendas for such meetings.
- Leading the Board's rigorous evaluation of the performance of our Chief Executive Officer, including establishing the evaluation framework, soliciting input from independent directors, and communicating assessment results and feedback directly to the Chief Executive Officer.
- Leading the Board's annual self-evaluation process, including identifying areas for enhancement in the Board's performance, effectiveness, and governance practices, overseeing the implementation of resulting recommendations, and reporting on progress to the full Board.
- Serving as the Board's independent point of contact for direct engagement and communication with major shareholders, including with respect to corporate governance, Board composition, executive compensation, and other significant Board and Company matters.

In addition to the responsibilities outlined above, our Lead Independent Director also:

- Has biennial one-on-one discussions with each independent director, as part of the Board's annual evaluation process.
- Has access to all committee materials.
- Has the authority to engage independent consultants.
- Interviews Board candidates and assesses future Board needs.
- Spends time with senior management outside of Board meetings, as necessary, to ensure a deep understanding of the business and strategy of the Company.
- Participates in shareholder engagement planning and activities.

Independent Director Sessions

A meeting of the independent directors is scheduled at every regular Board meeting and regular Board committee meeting for the independent directors to meet in an executive session. These independent sessions are organized and chaired by our Lead Independent Director, and our Lead Independent Director provides direct feedback to Mr. Arora after these executive sessions.

Independent Committee Leadership

The Audit Committee, Compensation and People Committee, and Governance and Nominating Committee are each composed solely of, and led by, independent directors, and provide independent oversight of management. In addition, with respect to these committees:

- Each committee chair meets with management in advance of meetings to review and refine agendas, add topics of interest, and review and comment on materials to be delivered to the committee.
- Every independent director has access to all committee materials.
- Each committee chair provides a report summarizing committee meetings to the full Board at each regular meeting of the Board.
- Each committee meeting includes adequate time for executive session and the committees meet in executive session on a regular basis with no members of management present (unless otherwise requested by the committee).
- Each committee effectively manages its Board-delegated duties and communicates regularly with the Chair, Lead Independent Director, the Board, and members of management.
- The Compensation and People Committee has an effective process for monitoring and evaluating our Chief Executive Officer's compensation and performance, and the Governance and Nominating Committee has a robust process for periodically reviewing our succession planning process for our Chief Executive Officer and other members of our senior management team.

Board Committees and Responsibilities

Our Board has a standing Audit Committee, Compensation and People Committee, Corporate Development Committee, Governance and Nominating Committee, and Security Committee, which have the composition and responsibilities described below. Directors serve on these committees until their resignation or until otherwise determined by our Board.

The membership and meetings and the primary functions of each of the standing committees are described below, in all cases as of the end of our fiscal 2026.

Board of Directors	**Audit Committee**	**Compensation and People Committee**	**Corporate Development Committee**	**Governance and Nominating Committee**	**Security Committee**
Nikesh Arora			●		
Aparna Bawa*	●	●	👤		●
John M. Donovan**		●	👤	👤	●
Carl Eschenbach*			●	●	●
James J. Goetz*	●		●		●
Mark Goodburn* ($)	👤				●
Rt Hon Sir John Key*	●	👤			●
Lee Klarich					👤
Helle Thorning-Schmidt*				●	●
Lorraine Twohill*				👤	●

● Member
👤 Committee Chair or Co-Chair
** Lead Independent Director
* Independent Director
($) Financial Expert

Audit Committee

Chair:	Members:		Number of meetings in fiscal 2026: 7
Mark Goodburn	**Aparna Bawa** **James J. Goetz**	**Right Honorable Sir John Key**	

Our Audit Committee is responsible for, among other things:

- Selecting and hiring our independent registered public accounting firm, including leading the review and selection of the lead audit engagement partner.
- Evaluating the performance and independence of our independent registered public accounting firm.
- Approving the audit and pre-approving any non-audit services to be performed by our independent registered public accounting firm.
- Reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices.
- Reviewing and participating in the selection of our chief audit executive and periodically reviewing the activities and reports of the internal audit function and any major issues encountered in the course of the internal audit function's work.
- Reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures.
- Overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters.
- Reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements, and our publicly filed periodic reports.
- Reviewing and approving or ratifying any proposed related person transactions.
- Preparing the Audit Committee report that the SEC requires in our annual proxy statement.

The composition of our Audit Committee meets the requirements for independence for audit committee members under the listing standards of Nasdaq and the rules and regulations of the SEC. Each member of our Audit Committee also meets the financial literacy and sophistication requirements of the listing standards of Nasdaq. In addition, our Board has determined that Mr. Goodburn is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC.

Our Audit Committee operates under a written charter that was adopted by our Board and satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq. A copy of the charter of our Audit Committee is available on our website at http://investors.paloaltonetworks.com.

Compensation and People Committee

Chair:
Right Honorable Sir John Key

Members:
Aparna Bawa
John M. Donovan

Number of meetings in fiscal 2026: 10

Our Compensation and People Committee is responsible for, among other things:

- Reviewing and approving our Chief Executive Officer's and other executive officers' annual base salaries, incentive compensation arrangements, including the specific goals and amounts, equity compensation, employment arrangements, severance arrangements, and change in control agreements, and any other benefits, compensation or arrangements.
- Establishing and administering our equity compensation plans.
- Overseeing our overall compensation philosophy, compensation plans, and benefit programs.
- Preparing the Compensation and People Committee report that the SEC requires to accompany the Compensation Discussion and Analysis contained in this Proxy Statement.
- Administering our compensation recovery and clawback policies.
- Overseeing our talent management and human capital management, including effectiveness of strategic initiatives to attract, engage, motivate, and retain employees, our performance management and talent management practices and programs, and our pay equity reviews and results.
- Reviewing and discussing with management the risks arising from our compensation philosophy and practices applicable to employees to mitigate such risks.

The composition of our Compensation and People Committee meets the requirements for independence for compensation committee members under the listing standards of Nasdaq and the rules and regulations of the SEC. Each member of our Compensation and People Committee is also a "non-employee director," as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Our Compensation and People Committee operates under a written charter that was adopted by our Board and satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq. A copy of the charter of our Compensation and People Committee is available on our website at http://investors.paloaltonetworks.com.

Corporate Development Committee

Co-Chairs:
John M. Donovan
Aparna Bawa

Members:
Nikesh Arora
Carl Eschenbach
James J. Goetz

Number of meetings in fiscal 2026: 4

Our Corporate Development Committee is responsible for, among other things:

- Assisting the Board in fulfilling its responsibilities relating to the review, evaluation, and approval of strategic, corporate development and other opportunities to enhance and complement our product suite, improve stakeholder satisfaction, and increase shareholder return.
- Reviewing and evaluating proposed acquisition and investment strategies with management.
- Reporting to the Board its approval or recommendation of acquisitions or investment transactions and of such activity in general.

Our Corporate Development Committee operates under a written charter that was adopted by our Board. In light of the strategic significance of our corporate development activities, in August 2026, the Board determined to reconstitute the Corporate Development Committee to include all members of the Board.

Governance and Nominating Committee

Co-Chairs:
John M. Donovan
Lorraine Twohill

Members:
Helle Thorning-Schmidt
Carl Eschenbach

Number of meetings in fiscal 2026: 5

Our Governance and Nominating Committee is responsible for, among other things:

- Identifying and evaluating individuals who are qualified to become members of the Board and selecting and recommending to the Board individuals as director nominees for appointments to the Board.
- Evaluating and making recommendations regarding the composition, organization, and governance of our Board and its committees, including issues of integrity, experience, and expertise of membership.
- Considering Board leadership structure, including the separation of the chairperson and chief executive officer roles and the appointment of a lead independent director and making recommendations to the Board.
- Overseeing our succession planning process for our Chief Executive Officer and members of our management team.
- Evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees.
- Reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations.
- Reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by our Audit Committee.
- Overseeing our annual Board and committee self-assessment process.
- Overseeing our Corporate Responsibility efforts and priorities and related policies and programs.

The composition of our Governance and Nominating Committee meets the requirements for independence under the listing standards of Nasdaq and the rules and regulations of the SEC.

Our Governance and Nominating Committee operates under a written charter that was adopted by our Board and satisfies the applicable listing standards of Nasdaq. A copy of the charter of our Governance and Nominating Committee is available on our website at http://investors.paloaltonetworks.com.

Security Committee

Chair:
Lee Klarich

Members:
Aparna Bawa
Carl Eschenbach
John M. Donovan
James J. Goetz
Mark Goodburn
Rt Hon Sir John Key
Helle Thorning-Schmidt
Lorraine Twohill

Number of meetings in fiscal 2026: 4

Our Security Committee is responsible for, among other things:

- Overseeing (i) our policies, plans, metrics and programs relating to the physical security of our facilities and employees, and enterprise cybersecurity and data protection risks associated with our security-related infrastructure and related operations, and (ii) the effectiveness of our programs and practices for identifying, assessing and mitigating such risks across our business operations.
- Overseeing our cyber crisis preparedness, security breach and incident response plans, communication plans, and disaster recovery and business continuity capabilities.
- Overseeing the safeguards used to protect the confidentiality, integrity, availability, safety and resiliency of our employees, facilities, intellectual property and business operations.
- Overseeing our compliance with applicable information security and data protection laws and industry standards, new or updated legal implications of security, data privacy, or other regulatory or compliance risks to us or our employees, facilities and business operations and the threat landscape facing our business operations.
- Reviewing and advising on our physical and cybersecurity strategy, crisis or incident management and security-related information technology planning processes and review strategy for investing in our security systems.
- Reviewing and discussing with management our public disclosures relating to the security of our products, employees, facilities and information technology systems, including privacy, network security and data security.
- Reviewing and discussing with management the cybersecurity risks associated with our outside partners (such as vendors, suppliers, operations partners, etc.).
- Reviewing and discussing with management the cybersecurity and data protection risks associated with our products.

Our Security Committee operates under a written charter that was adopted by our Board. A copy of the charter of our Security Committee is available on our website at http://investors.paloaltonetworks.com.

Annual Board and Committee Self-Evaluations

Our Board and each of its committees perform an annual self-assessment to evaluate the effectiveness of our Board and its committees in fulfilling their respective obligations. As part of this annual self-assessment, directors are able to provide feedback on the performance of other directors.

Our Lead Independent Director, who is also Co-Chair of our Governance and Nominating Committee, leads our Board in its review of the results of the annual self-assessment and takes further action as needed. As part of the annual evaluation, each director receives a survey to complete to evaluate the Board and separate surveys for each committee on which they serve. These surveys include detailed questions regarding, among other things: the effectiveness and performance of the Board and committees; Board and committee composition and refreshment; the timing, agendas, and content of Board and committee meetings; the quality and sufficiency of meeting materials; Board dynamics and function; Board structure; access to and performance of management; and executive succession planning. At least biennially our Lead Independent Director also conducts one-on-one meetings with each director to receive their feedback and assessment of the Board and its committees. A summary of the results is presented to the Board and each committee on an anonymous basis.

In addition, all members of our Board have the opportunity to attend director education programs to assist them in remaining current with best practices and developments in corporate governance.

Board Annual Self-Assessment Process


Self-assessment questionnaire
Results analyzed
Individual discussions
Summary of results
Ongoing feedback
Feedback incorporated

1	**Self-assessment questionnaire**	Provides director feedback on the Board and each of the Committees as well as each director
2	**Results analyzed**	Results of the self-assessment analyzed by the Lead Independent Director and each Committee Chair
3	**Individual discussions**	Lead Independent Director engages with individual directors as appropriate, and at least biennially
4	**Summary of results**	Summary of the Board and Committee self-assessment results provided to each Committee and the Board
5	**Ongoing feedback**	Directors are encouraged to provide ongoing feedback in addition to the annual self-assessment
6	**Feedback incorporated**	Policies and practices updated as appropriate as a result of the annual self-assessment and ongoing feedback

ACTION ITEM	ANNUAL BOARD AND COMMITTEE ASSESSMENT
Assessments and Discussions	Each director completes a survey to evaluate the Board and a separate survey for each committee on which they serve. Topics covered include, among others: • Board and committee size, composition, refreshment, background, independence, and expertise • Board and committee culture, effectiveness, dynamics, function, and strategic focus • Board and committee structure, membership, independence, responsibilities, and performance • Board structure • Board education • Board and committee processes, including number of meetings, time allotted, sufficiency of executive sessions, availability of management, and quality and sufficiency of meeting materials • Risk oversight, access to information, and ethics • Relationship with management, access to management, and management responsiveness • Corporate governance policies and procedures • Board and management succession planning • Lead Independent Director meets individually with members of Board at least biennially to evaluate the Board and its committees
Analysis and Discussion	Results of these surveys are analyzed and processed as follows: • Our General Counsel reviews and summarizes the responses from each director's assessments for the Chair, the Lead Independent Director, and each committee chair • Results are reviewed and discussed with the full Board and each committee • Each director participates in a one-on-one, open-ended interview facilitated by the Lead Independent Director to discuss the results of the evaluations, and the Lead Independent Director solicits input and feedback on the performance and effectiveness of the Board and its committees • Directors are encouraged to provide ongoing feedback in addition to the annual self-assessment
Incorporation of Feedback and Action Planning	These self-evaluations show that our Board and its committees operate effectively and help ensure continued effectiveness. These evaluation processes have led to various refinements over recent years, including, for example: • Ensuring the responsibilities of our Board committees are well defined, including with the establishment of our Security Committee for dedicated risk oversight of security matters • Ensuring the Board and committee agendas continue to be focused on the Company's key strategic priorities • Increasing Board focus on succession planning, Board refreshment, and committee membership and role refreshment • Prioritizing regular director education regarding our industry, the industry landscape, and current events, including the impact of rapidly evolving technology, such as AI

Board's Role in Strategy Oversight

Our Board is responsible for overseeing the development of the Company's strategy (including product development roadmaps), which articulates objectives for the business, helps establish and maintain effective risk management and internal controls frameworks, and provides direction to senior management to determine which business opportunities to pursue. The Board is also actively engaged in ensuring that the Company's culture reflects our commitment to our core values of **disruption, collaboration, execution, inclusion, and integrity**.

Annually holds a strategy offsite, receiving detailed presentations from, and engagement with, senior management across the Company	Annually reviews and approves the Palo Alto Networks operating plan	At least quarterly engagement with senior management on critical business matters that tie to our overall strategy	Regularly interacts with the next generation of leadership to ensure the talent pipeline remains inclusive and up to the task

Board's Role in Risk Oversight

Risk is inherent with every business, including strategic, financial, business and operational, legal and compliance, and reputational risks. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks our Company faces, while our Board, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, our Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are appropriate and functioning as designed.

Our Board believes that open communication between management and our Board is essential for effective risk management and oversight. While our Board is ultimately responsible for risk oversight, our Board committees assist our Board in fulfilling its oversight responsibilities in certain areas of risk.

Board of Directors

- Meets with our Chief Executive Officer and other members of the senior management team at meetings of our Board that are held at least quarterly, where, among other topics, they discuss risks facing our Company, as well as at such other times as they deem appropriate
- Reviews strategic and operational risk in the context of reports from the management team, including data privacy, information security and cybersecurity, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions

Audit Committee

- Assists our Board in fulfilling its oversight responsibilities with respect to risk management in the areas of liquidity risk, internal control over financial reporting and disclosure controls and procedures, legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment, risk management and risk mitigation
- Reviews our antifraud programs and controls
- Reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures

Governance and Nominating Committee

- Assists our Board in fulfilling its oversight responsibilities with respect to the management of risk associated with Board organization, leadership, membership and structure, and corporate governance
- Reviews and monitors compliance with the Company's Code of Business Conduct and Ethics
- Oversees and periodically reviews the Company's risks relating to corporate responsibility
- Oversees and discusses, as needed, with management, compliance with applicable laws, regulations and internal compliance programs

Compensation and People Committee

- Assists our Board in fulfilling its oversight responsibilities with respect to our compensation programs
- Assesses risks created by the incentives inherent in our compensation programs and policies, and determines whether they encourage excessive risk taking

Security Committee

- Assists our Board in fulfilling its oversight responsibilities with respect to the management of risk associated with cybersecurity, information security, and physical security of the Company

Management

- Responsible for our Company's day-to-day risk management, including identifying risks and developing controls for significant business activities. Provides reports to the Audit Committee, Compensation and People Committee, Governance and Nominating Committee, and Security Committee

Select Oversight Areas

Enterprise Risk Management	The Audit Committee reviews overall risk exposures as presented to the Board, considers input from external advisors to assess and oversee identification and management of risks, and reviews allocation of responsibilities between the Board and management. In addition, the Audit Committee, at each quarterly meeting, discusses with management risks and steps management has taken to monitor, control, and mitigate exposures. The Audit Committee also reviews periodic and annual reports on a quarterly basis for the sufficiency of risk factors and known trends and uncertainties disclosure.
Internal Audit	The Audit Committee oversees the internal audit function, receiving at least quarterly status reports and annual internal audit plan reviews and on a regular basis, meets separately with the head of the internal audit function to discuss any issues warranting additional attention.
Cybersecurity	The Security Committee oversees our management of cybersecurity and information security risk. The Security Committee receives at least quarterly reports from management about the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our Security Committee directly oversees our cybersecurity program and receives regular updates from management on cybersecurity risk.
Artificial Intelligence	The Board, in coordination with the Security Committee and the Governance and Nominating Committee, is responsible for overseeing our AI governance program, including our Policy for Responsible Use of AI, which is focused on the responsible development and use of our AI products and services, the secure use of AI internally, and our AI Security Standards.
Compensation Strategy	The Compensation and People Committee annually reviews and determines executive compensation and reviews and approves executive goals and objectives, reviews and administers cash, equity incentive, and benefits plans and reviews and approves the Compensation Discussion and Analysis included in the annual proxy statement. In addition, the Compensation and People Committee assesses and monitors whether compensation policies and programs have the potential to encourage excessive or inappropriate risk-taking.
Corporate Responsibility	The Board oversees our corporate responsibility strategy, developed and implemented by our senior leadership team. The Governance and Nominating Committee reviews and discusses with management on a quarterly basis the Company's corporate responsibility program, initiatives and progress against goals. In addition, the Audit Committee reviews and discusses with management at least annually, risks related to corporate responsibility, legal, regulatory, and internal ethics compliance, as well as the controls and procedures supporting the Company's financial disclosures.
Human Capital Management	The Compensation and People Committee annually reviews executive officer goals and objectives, including attrition levels, annual internal pay equity reviews, and reviews talent management and development, culture, employee engagement, and inclusion strategy.
Board Refreshment and Leadership Structure	The Governance and Nominating Committee develops and administers the director nomination process, reviews and recommends to the Board the appropriate size and composition of the Board and its leadership structure and oversees Board and management succession planning.

Enterprise Risk Management Program

Our enterprise risk management program employs a multi-lens approach, and consists of guidance and input from management and company-wide risk management teams, along with internal and external subject matter experts, to identify, prioritize and mitigate risks that are applicable for the Company's operations and long-term sustainability.
Our enterprise risk management is led by our Vice President, Internal Audit, who meets with, and receives input from, our Audit Committee on a quarterly basis.

Multi-Lens Approach to Enterprise Risk Management

Total Shareholder Return

Risk to our revenue growth, reputation with investors, operating margin and free cash flow, and capital structure

Global Risk and Compliance

Updates to risks, priorities, and challenges relevant to the function

Macro or Emerging Risks

Implications of changes in macro environment


Enterprise Risk Management Process
IDENTIFY RISKS
ASSESS AND PRIORITIZE RISKS
REVIEW MITIGATION WITH SENIOR MANAGEMENT
REPORT TO AUDIT COMMITTEE
PROVIDE ASSURANCE WITH AUDIT PLAN

Succession Planning

Our Board and management team recognize the importance of continually developing our talented employee base. Accordingly, our management team regularly conducts talent reviews of the current senior leadership positions. In addition, our Board believes one of its most important responsibilities is to ensure that we have the appropriate management to execute on our long-term strategies. Accordingly, the Board regularly evaluates and discusses succession planning for our Chief Executive Officer, as well as other members of senior management, including through evaluation of potential internal and external successors, as well as potential interim candidates in the event of an emergency situation. In conducting its evaluation, our Board considers organizational needs, competitive challenges, leadership and management potential, and development.

- The Board engages with management on an ongoing basis regarding the Company's leadership pipeline more broadly, including with respect to leadership pipeline health and the development of the Company's "next generation of leaders"
- Interaction with leaders in a variety of settings, including at Board meetings and the Board's annual offsite business review and meeting
- Executive succession planning is reviewed by our Governance and Nominating Committee, which conducts an ongoing assessment of senior management for potential executive positions

Developing the Company's Next Generation of Leaders

Monitoring of careers to ensure appropriate exposure to our Board and our business

Additional engagement on broader leadership pipeline for key roles across the Company

Communications with the Board of Directors

Interested parties wishing to communicate with our Board or with an individual member or members of our Board may do so by writing to the Board or to the particular member or members of our Board, and mailing the correspondence to our General Counsel or our Corporate Secretary, at Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054. Our General Counsel or our Corporate Secretary, in consultation with appropriate members of our Board, as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our Board, or if none is specified, to the Chair.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our Board has adopted Corporate Governance Guidelines. These guidelines address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, these guidelines describe the time commitment expected of our directors. In particular, we believe that Board membership requires a significant time commitment and that our directors must devote sufficient time to carry out their duties and responsibilities effectively. As a result, our Corporate Governance Guidelines generally provide that no director should be a member of more than three public company boards, and that directors must notify the Governance and Nominating Committee prior to accepting membership on any other public or private company board, so that the director's time commitments and potential conflicts of interest may be evaluated in advance.

In addition, our Board has adopted a Code of Business Conduct and Ethics that applies to all our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. Our Corporate Governance Guidelines and our Code of Business Conduct and Ethics are posted on the Investor Information portion of our website at investors.paloaltonetworks.com. We will post amendments to our Code of Business Conduct and Ethics or waivers of our Code of Business Conduct and Ethics for directors and executive officers on the same website.

Compensation and People Committee Interlocks and Insider Participation

None of the members of our Compensation and People Committee is, or has been, an officer or employee of our Company or has any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. None of our executive officers currently serves, or in the past year has served, as a member of the board or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board or Compensation and People Committee.

Corporate Responsibility

Overview

Corporate responsibility is integrated into our business strategy and supports our mission of protecting our digital way of life. By helping us manage risks and respond to stakeholder expectations, our corporate responsibility efforts strengthen trust and support the long-term resilience and success of our business. Our approach is designed to enhance safety, security, and sustainability for our stakeholders: customers, investors, employees, suppliers, and our broader communities. Information about our corporate responsibility strategy is presented in the visual at right and detailed elsewhere in this Proxy Statement. Additional information about our corporate responsibility efforts is available in our annual Corporate Responsibility Report, which is aligned with globally recognized reporting frameworks and standards.


Advance environmental sustainability
Invest in people
Operate with integrity
Safe. Secure. Sustainable.
Operations
Products
Value Chain
Workforce
Suppliers
Communities
Oversight
Ethics & Compliance
Information Security & Privacy

Awards and Recognition

In fiscal 2026, we earned multiple awards for our efforts to advance environmental sustainability, invest in people and operate with integrity, including:


TIME
WORLD'S MOST SUSTAINABLE COMPANIES
statista
2026
AMERICA'S MOST RESPONSIBLE COMPANIES
2026
Newsweek
statista
Forbes
WORLD'S
BEST EMPLOYERS
2025
Comparably
Best Company
OUTLOOK
2026
Comparably
Best Company
CULTURE
2025

Oversight

Corporate responsibility at Palo Alto Networks is overseen and governed by our Board, executive leadership, and subject matter experts who lead efforts across our business.

Board Oversight. The Board and its applicable committees provide guidance and oversight to management with respect to corporate responsibility matters. The Governance and Nominating Committee is responsible for setting our priorities and monitoring our performance. Our Audit Committee, Compensation and People Committee, and Security Committee also serve an important role in corporate responsibility oversight. Our Lead Independent Director and management team share feedback received from our shareholders with the Board.

AUDIT COMMITTEE

- Processes and controls to ensure financial disclosures are complete and accurate
- Enterprise risk management (ERM) pertaining to financial, accounting and tax matters
- Legal and regulatory compliance related to financial and tax matters
- Internal ethics compliance, including code of ethics, whistleblower program, and insider trading policy

SECURITY COMMITTEE

- Product security and data security
- Cybersecurity, risk exposure and related controls
- ERM related to security, incident response and business risk


Board of Directors

COMPENSATION AND PEOPLE COMMITTEE

- Pay equity
- Human capital management, including recruitment, development and retention
- Compensation risk management
- Integrating sustainability goals into executive compensation plans and arrangements

GOVERNANCE AND NOMINATING COMMITTEE

- Primary responsibility for corporate responsibility matters
- Board recruiting, including Board composition
- Management succession planning and development
- Legal and regulatory compliance (excluding financial and tax)
- Stakeholder engagement

Corporate Responsibility Management. Our Corporate Responsibility Executive Council (the "Council"), a cross-functional leadership team, sets our overall corporate responsibility strategy, objectives and initiatives, provides guidance on program implementation, and oversees the continuing enhancement of our approach. This Council, which is led by our Chief Executive Officer and includes our General Counsel, Chief People Officer and Chief Financial Officer, receives analysis and presentations covering current and emerging corporate responsibility-related risk topics and program statuses from subject matter experts.

The Council empowers our Corporate Responsibility Steering Committee (the "Steering Committee") to implement programs and to pursue activities to achieve our objectives. The Steering Committee is a cross functional team of employees including representatives from our Accounting, Finance, Internal Audit, Corporate Responsibility, Legal, Investor Relations, SOX and External Reporting Assurance, People, Product, and Operations teams. The Steering Committee oversees the work of our subject matter experts who implement our corporate responsibility programs.

For additional details on corporate responsibility oversight, read our annual Corporate Responsibility Report.

Advancing Environmental Sustainability

We advance environmental sustainability by mitigating climate-related risks, aligning with customer priorities, and driving long-term innovation. We have developed a decarbonization pathway in support of our science-based targets, which have been validated by the Science-Based Targets Initiative. We are subject to evolving climate-related disclosure requirements, including U.S. state and international regulatory frameworks, and we are committed to monitoring developments in these requirements and maintaining compliance with applicable obligations. We report progress toward our goals and more information on how we advance environmental sustainability in our annual Corporate Responsibility Report.

Workplaces

We operate efficient and sustainable workplaces that create an environment where people are equipped to do their best work.

This includes a commitment to procure 100% renewable electricity to run our managed sites by 2030 and a focus on workplace sustainability-related certifications. At the end of fiscal 2026, we expanded renewable energy procurement at key sites and increased the number of workplaces achieving LEED and WELL certifications.

Products

We deliver secure solutions for our customers that optimize resource efficiency and performance across the lifecycle.

During fiscal 2026, we expanded carbon emissions lifecycle assessments of select firewall products. We also take steps to reduce waste by using recyclable materials in our products, incorporating more sustainable options in our packaging, and offering product take-back and refurbishment programs.

Value Chain

We collaborate across our value chain to advance shared sustainability goals.

We participate in associations that help drive sustainable innovation, such as the Coalition for Sustainable AI, Accounting for Sustainability, the World Economic Forum and the Information Technology Industry Council.

Investing in People

We invest in our people, partners, and communities to safeguard society and shape the future of cybersecurity.

Workforce

We enable our people to do the most impactful work of their careers, building the employee experience upon our core company values.

With a global workforce of 21,921 as of July 31, 2026, our People Strategy is designed to enable a workforce that is nimble, high-performing and innovative. We take a comprehensive approach to attracting, hiring, onboarding, enabling and listening to employees while building AI fluency across the organization.

Suppliers

We view our suppliers as key partners in advancing our corporate responsibility strategy and strengthening the resilience of our supply chain.

Through our Global Supplier Code of Business Conduct and Ethics and other applicable responsible supply chain practices, we communicate our expectations for compliance regarding responsible business practices, labor standards, workplace health and safety conditions and environmental impact. During fiscal 2026, we maintained our affiliate membership in the Responsible Business Alliance.

Communities

We help strengthen communities against digital threats by sharing vital resources and developing the next generation of cybersecurity professionals.

As cyber threats become increasingly sophisticated and AI-driven, we share threat intelligence and research that helps organizations and communities better understand emerging risks and invest in nonprofits that expand access to cybersecurity education and careers.

Operating with Integrity

We operate with integrity throughout our business, building trust through accountability and delivering value to our stakeholders.

Oversight

We have a highly qualified Board that provides corporate oversight of our strategic priorities and risk management.

Our directors bring deep expertise and leadership experience across strategy, finance, cybersecurity, compliance, risk management, and more. Additional information regarding corporate governance and oversight is provided throughout this Proxy Statement.

Ethics and Compliance

We are committed to conducting business ethically and promoting a culture of integrity through policies, training, and accountability.

Employees, contractors and suppliers are informed about our ethics, labor and governance expectations, including through our Codes of Conduct, compliance training programs and ongoing communications. In fiscal 2026, we further strengthened our enterprise-wide AI governance program that supports compliance, privacy and security across both our internal operations and products.

Information Security & Privacy

We earn and maintain trust through business-wide safeguards.

In fiscal 2026, we achieved certification under the Global Cross-Border Privacy Rules (CBPR) and Privacy Recognition for Processors (PRP) systems, providing independent validation of our privacy practices related to the responsible handling and cross-border transfer of personal data. We also integrated agentic AI into our Security Operations Center tooling to proactively identify vulnerabilities, accelerate response times and drive remediations.

Information Security & Privacy Programs

The Security Committee of our Board, which is composed of all our independent directors and chaired by our Chief Product and Technology Officer, facilitates our Board's responsibility for oversight of security matters, including product security, data security, cybersecurity, security risk management, risk exposure and related controls and enterprise risk management related to these risks. The Security Committee, including our Chief Information Security Officer, reports regularly to the Board following meetings of the Security Committee and meets quarterly to review with our Chief Information Security Officer and other members of management regarding our cybersecurity programs, cybersecurity risks, and other matters impacting the committee's responsibilities. Our Chief Information Security Officer is responsible for defining, overseeing, managing, implementing, and reviewing compliance with our information security programs.

We maintain a formal, written information security program that includes a comprehensive set of policies, standards and guidelines. These administrative, technical and physical safeguards are reasonably designed to protect the resiliency of our operations and the confidentiality, integrity and availability of our information systems and information. The program is guided by recognized security frameworks from the National Institute of Standards and Technology (NIST), the ISO/IEC 27000 series of standards, and other generally recognized industry standards. The program is assessed regularly and updated in light of new and emerging cybersecurity risks.

We provide regular training on corporate policies, procedures, and information security designed to provide our employees with knowledge of best practices and effective tools for safeguarding our data and assets, and reducing security risks tied to the human threat vector. Employees are also trained on the responsible use of AI through our regular Data Protection training and on the secure use of AI through our annual InfoSec Compliance training and the AI Security Standard. We supplement required training with role-based learning, company-wide security awareness campaigns, and live or webinar-based learning experiences to reinforce key concepts throughout the year. Our phishing simulation program, which is aligned with our AI Security Standards, is a core component of our experiential training approach.

We engage external agencies to conduct background checks for personnel. We also maintain a security process to conduct appropriate due diligence prior to engaging contractors; assess the security capabilities of subcontractors on a periodic basis; and require subcontractors to adhere to our key information security policies and standards.

We take a comprehensive approach to securing end-user data by integrating robust physical, cyber and software development security measures. We also restrict, control and monitor physical access to areas where we process end-user data. We use data centers that operate in alignment with industry standards such as ISO 27001 and SSAE 16 or ISAE 3402.

We deploy and maintain a variety of technologies to detect and manage cybersecurity threats across our network, endpoints and cloud, including AI-powered tools that monitor for issues like supply chain compromises and code leaks, as well as leverage Unit 42 to assess our internal security posture. We also apply security-by-design principles in our software development lifecycle, track vulnerabilities of open-source software, and run regular internal and external network scans. We conduct regular application security assessments, including our assessments for internet-facing applications that collect, transmit, or display end user data. These efforts include business impact assessments, recovery strategies, and breach and incident response plans.

In fiscal 2026, we established a dedicated AI Security function to govern the AI Secure Development Lifecycle, conduct risk assessments for new AI capabilities and perform adversarial AI red-teaming exercises. We also launched the Model Context Protocol Review Program to provide structured security assessments for agentic AI tools and data integrations prior to enterprise deployment.

We are committed to earning and maintaining our customers' trust through transparency and accountability. We are committed to complying with applicable privacy and data protection regulations and aligning with recognized frameworks. Our privacy practices are guided by principles including:

- **Accountability.** We are responsible for the protection of personal information entrusted to us.
- **Transparency and Control.** We inform customers about the processing of their personal information and honor their preferences.
- **Third Parties Processing Data.** We choose vendors and suppliers based on our due diligence of their security capabilities to process personal information and we require them to commit to adequate privacy and data security standards.
- **Privacy by Design.** We continue to build on this principle when designing and implementing products and services.
- **Data Integrity and Proportionality.** We collect personal information for specific and legitimate business purposes and store it safely and accurately.
- **Customer Benefit/Value for Customers.** We share with our customers the benefits and value we derive from processing their personal information.
- **Security.** We implement technical, organizational and security measures, including employee training, to ensure an appropriate level of security of the personal information we process.

Our Trust Center serves as the central hub for public information about our privacy, data protection, security, and AI practices, including how we manage data, secure AI systems, align with recognized security frameworks, and comply with applicable privacy and data protection regulations. Beyond regulatory disclosures, the Trust Center provides additional transparency regarding customer, personal, and systems data.

Voting Roadmap

PROPOSAL 1

Election of Directors

Our Board is comprised of ten members and is divided into three staggered classes of directors. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring.

The following Class III directors have been nominated for election to the Board at the Annual Meeting:

- **Nikesh Arora**
- **Aparna Bawa**
- **Carl Eschenbach**
- **Lorraine Twohill**

See Page 48

The Board recommends a vote **"FOR"** each of the nominees named above.

PROPOSAL 2

Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed Ernst & Young LLP ("EY"), independent registered public accounting firm, to audit our financial statements for our fiscal year ending July 31, 2027. EY has served as our independent registered public accounting firm since 2009.

See Page 65

The Board recommends a vote **"FOR"** the ratification of the appointment of Ernst & Young LLP.

PROPOSAL 3

Advisory Vote on the Compensation of our Named Executive Officers

We are providing our shareholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed in the "Executive Compensation" section of this Proxy Statement.

See Page 68

The Board recommends a vote **"FOR"** the approval, on an advisory basis, of the compensation of our named executive officers.

PROPOSAL 4

Approve Amendment to Our 2021 Equity Incentive Plan

We are asking shareholders to approve an amendment to our 2021 Equity Incentive Plan to increase the number of shares of our common stock reserved for issuance under the 2021 Equity Incentive Plan. The ability to grant equity awards is crucial to recruiting and retaining the best personnel. If shareholders do not approve the amendment to our 2021 Equity Incentive Plan at the Annual Meeting, we may be unable to continue to grant equity awards as needed, which could prevent us from successfully attracting and retaining the highly skilled talent we need.

See Page 125

The Board recommends a vote **"FOR"** the approval of an amendment to our 2021 Equity Incentive Plan to increase the number of plan shares reserved for issuance.

PROPOSAL 5

Approve Advisory Vote on Annual Voting Policy for Directors

We are providing our shareholders with the opportunity to vote to approve, on an advisory or non-binding basis, a Board policy that would provide for an annual non-binding advisory vote, except during years where there is a contested director election, to approve the continued service of each director who is not up for election at the annual meeting of shareholders. The annual voting policy would be set forth in the Company's Corporate Governance Guidelines and include an expectation that any incumbent director who does not receive a majority of the votes cast in connection with such annual, non-binding advisory vote should promptly tender a resignation following the certification of the applicable shareholder vote, which would become effective if accepted by the Board.

See Page 138

The Board recommends a vote **"FOR"** the approval, on an advisory basis, of the annual voting policy for directors

PROPOSAL 6

Shareholder Proposal — Study of Broad-Based Employee Ownership Transaction

We are asking shareholders to vote against a non-binding shareholder proposal, if properly presented at the Annual Meeting, to prepare a report evaluating the feasibility, costs, and benefits of a potential extraordinary transaction through which a broad-based employee ownership vehicle would acquire ownership or equity interests in our company or a substantial business unit.

See Page 142

The Board recommends a vote "**AGAINST**" the approval of a shareholder proposal to prepare a report studying a broad-based employee ownership transaction.

PROPOSAL NO. 1

Election of Directors

Our Board is composed of ten members and is divided into three staggered classes of directors. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. Each director's term continues until the expiration of the term for which elected and until such director's successor is elected and qualified or until such director's earlier death, resignation, or removal. Any increase or decrease in the number of directors will be apportioned among the three classes so that, as nearly as practicable, each class will consist of one-third of our directors. This classification of our Board may have the effect of delaying or preventing changes in control of the Company. At the Annual Meeting, proxies cannot be voted for a greater number of individuals than the four nominees named in this Proxy Statement. Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the proxy card or, if a proxy is properly executed but no direction is made, for the election of the Board's four nominees. If Proposal 5 is approved, on a nonbinding advisory basis, by our shareholders at the Annual Meeting, our Board intends to implement an annual non-binding advisory vote, except during years where there is a contested director election, to approve the continued service of each director who is not up for election at the annual meeting of shareholders. This new advisory vote would be combined with a resignation policy such that any director who does not receive a majority of votes cast would be expected to tender a resignation, which would take effect if accepted by the Board. This policy would be set forth in the Company's Corporate Governance Guidelines and, if implemented, would begin at our 2027 annual meeting of shareholders.

The following Class III directors have been nominated for election to the Board at the Annual Meeting:

- **Nikesh Arora**
- **Aparna Bawa**
- **Carl Eschenbach**
- **Lorraine Twohill**

The sections *"Board Skills and Experience Matrix"* and *"Directors"* of this Proxy Statement contain information about skills and experiences that helped the Governance and Nominating Committee and our Board determine that these nominees should serve as directors of the Company.

REQUIRED VOTE

We have a majority voting standard for uncontested elections of directors. Each director nominee is elected by a vote of the majority of the votes cast. A majority of the votes cast means the number of votes cast "For" such nominee's election exceeds the number of votes cast "Against" that nominee. You may vote "For," "Against," or "Abstain" with respect to each director nominee. Broker non-votes and abstentions, if any, will have no effect on the outcome of the election.

Pursuant to our Corporate Governance Guidelines, a director is expected to promptly tender his or her resignation if he or she fails to receive the required number of votes for re-election. The resignation will be effective only upon acceptance by the Board. The Governance and Nominating Committee will promptly consider the tendered resignation to determine whether to recommend that our Board accept the director's resignation, or take other action, and will submit such recommendation for prompt consideration by our Board. Our Board may accept the resignation, refuse the resignation, or refuse the resignation subject to such conditions as our Board may impose. The Board will act within 90 days following certification of the shareholder vote and will promptly publicly disclose its decision in a filing with the SEC. Additional details about this process are specified in our Corporate Governance Guidelines, which are available on our Investor Relations website at https://investors.paloaltonetworks.com.

If you are a shareholder of record and you sign the accompanying proxy card, or vote by telephone or over the Internet, but do not give instructions for the voting of directors, your shares will be voted "For" the re-election of each of Nikesh Arora, Aparna Bawa, Carl Eschenbach, and Lorraine Twohill. We expect that each of Nikesh Arora, Aparna Bawa, Carl Eschenbach, and Lorraine Twohill will accept such nomination; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by our Board to fill such vacancy. If you wish to give specific instructions with respect to the voting of directors, you may do so by indicating your instructions on the accompanying proxy card or when you vote by telephone or over the Internet. If you are a street name shareholder and you do not give voting instructions to your broker or nominee, your shares will not be voted on this matter.

Recommendation of the Board

The Board recommends that you vote **"FOR"** each of the director nominees named above.

Director Tenure and Refreshment

The Board believes that a mix of long- and shorter-tenured directors promotes an appropriate balance of views and insights and allows the Board as a whole to benefit from the historical and institutional knowledge that longer-tenured directors possess, and the fresh perspectives contributed by newer directors. With the additions of six new directors that are currently serving since fiscal 2019, three of whom have joined in the last twenty-four months, we have added directors who have brought their experiences and fresh perspectives to our Board's deliberations. In addition, all but one of those directors have been independent, further demonstrating our commitment to robust independent director oversight.

As of July 31, 2026, our independent directors have served an average of nine years on the Board. Overall, our full Board, including both independent and non-independent directors, have an average tenure of eight years.* We believe that this mix of tenure on the Board represents a collection of individuals with both new perspectives and deep institutional knowledge.

DIRECTOR TENURE*

8 years

(all directors)

9 years

(independent directors)

BOARD INDEPENDENCE*


80%

80% of our directors are independent

* Board statistics shown above and discussed on this page under "—*Director Tenure and Refreshment*" are measured as of July 31, 2026.

Board Makeup

Our Corporate Governance Guidelines embody our Board's commitment to actively seek out director candidates who possess varied backgrounds, experiences, perspectives, and skills. Our Board believes representation of diverse perspectives on these broad principles expands the Board's understanding of the needs and viewpoints of our customers, partners, employees and other stakeholders worldwide.

Board Skills and Experience Matrix

Our Board has taken a thoughtful approach to board composition to ensure that our directors have backgrounds that collectively add significant value to the strategic decisions made by the Company and that enable them to provide oversight of management to ensure accountability to our shareholders. The Board and the Governance and Nominating Committee believe the skills, qualities, attributes, experience and breadth of backgrounds of our directors provide us with a range of perspectives to effectively address our evolving needs and represent the best interests of our shareholders.

	Arora	Bawa	Donovan	Eschenbach	Goetz	Goodburn	Key	Klarich	Thorning-Schmidt	Twohill	Total
Industry and IT/AI Technical Expertise Deep insight in the cybersecurity and IT and AI technology industry to oversee our business and the risks we face	✓	✓	✓	✓	✓	✓		✓			7
Senior Leadership Experience Experience in senior leadership positions to analyze, advise and oversee management in decision-making, operations, policies and risk oversight	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10
Financial Knowledge and Expertise Knowledge of financial markets, financing and accounting and financial reporting processes	✓	✓	✓	✓	✓	✓	✓			✓	8
Backgrounds and Experiences Backgrounds and experiences providing unique perspectives and enhancing decision-making	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10
Cybersecurity / Information Security / Security Expertise to oversee cybersecurity, privacy, and information security management and risk	✓	✓	✓	✓	✓	✓		✓			7
Sales, Marketing and Brand Management Experience Sales, marketing, and brand management experience to provide expertise and guidance to grow sales and enhance our brand	✓		✓	✓				✓		✓	5
Global/International Experience Experience and knowledge of global operations, business conditions and culture to advise and oversee our global business	✓	✓	✓	✓		✓	✓	✓	✓	✓	9
Risk Management Experience in risk oversight and management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10
AI and Emerging Technologies and Business Models Experience Experience identifying and developing emerging technologies and business models, including experience with AI, to advise, analyze and strategize regarding emerging technologies, business models and potential acquisitions	✓	✓	✓	✓	✓	✓	✓	✓		✓	9
Human Capital Management Experience attracting and retaining top talent to advise and oversee our people and compensation policies in our competitive environment	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10
Public Company Board Experience and Corporate Governance Experience to understand the dynamics and operation of a public company, and corporate governance requirements and compliance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10

Directors

Nominee Directors



Nikesh Arora | 58

Director Since: 2018

Committee Memberships:
- Corporate Development Committee

Other Current Public Company Boards:
- Compagnie Financière Richemont
- Uber Technologies, Inc.

Skills and Experience:

- Industry and IT/AI Technical
- Senior Leadership
- Financial
- Varied Backgrounds and Experiences
- Sales, Marketing and Brand Management
- Global/ International
- Risk Management
- AI and Emerging Technologies and Business Models
- Human Capital Management
- Public Company Board Experience
- Cybersecurity

BACKGROUND

Nikesh Arora has served as the Chair of our Board and Chief Executive Officer since June 2018. Prior to joining us, from 2016 through 2018, Mr. Arora was an angel investor and from June 2016 through December 2017, Mr. Arora served as an advisor to SoftBank Group Corp., a multinational conglomerate company ("SoftBank"). From July 2015 through June 2016, Mr. Arora served as president and chief operating officer of SoftBank and from July 2014 through June 2015, Mr. Arora served as vice chair and chief executive officer of SoftBank Internet and Media, a subsidiary of SoftBank. Prior to SoftBank, from December 2004 through July 2014, Mr. Arora held multiple senior leadership operating roles at Google, Inc., including serving as senior vice president and chief business officer, from January 2011 to June 2014. Mr. Arora also serves on the board of Uber Technologies, Inc., a global transportation and delivery technology company, and as a non-executive director of Compagnie Financière Richemont S.A., a public Switzerland-based luxury goods holding company. Mr. Arora previously served on the boards of Sprint Corp., a communications services company, from November 2014 to June 2016, Colgate-Palmolive Company, a worldwide consumer products company focused on the production, distribution and provision of household, health care and personal care products, from March 2012 to September 2014, SoftBank from 2014 to 2016, and Yahoo! Japan, an internet company, from 2015 to 2016. Mr. Arora holds an M.S. in Business Administration from Northeastern University, an M.S. in Finance from Boston College, and a B.Tech in Electrical Engineering from the Institute of Technology at Banaras Hindu University.

QUALIFICATIONS AND EXPERIENCE

Mr. Arora was chosen to serve on our Board due to his leadership skills and experience as the chief architect of the Company's strategic vision, as well as his thorough knowledge of all aspects of our business. Through his extensive career in executive leadership, he brings expertise in leading and scaling technology businesses, risk management oversight, and in-depth knowledge of the cybersecurity and technology sectors.



Aparna Bawa | 48

INDEPENDENT

Director Since: 2021

Committee Memberships:
- Audit Committee
- Compensation and People Committee
- Corporate Development Committee (Co-Chair)
- Security Committee

Other Current Public Company Boards:
None

Skills and Experience:
- Industry and IT/AI Technical
- Senior Leadership
- Financial
- Varied Backgrounds and Experiences
- Global/ International
- Risk Management
- AI and Emerging Technologies and Business Models
- Human Capital Management
- Public Company Board Experience
- Cybersecurity

BACKGROUND

Aparna Bawa has served as a member of our Board since May 2021. Since May 2026, Ms. Bawa has served as the Executive Vice President, Chief Legal & People Officer of Intel Corporation, a multinational technology company that designs, manufactures, and sells microprocessors, semiconductors, and other computer components. She has served as Intel's Corporate Secretary since July 2026. Prior to Intel, Ms. Bawa served as the Chief Operating Officer of Zoom Communications, Inc., a video communications company, from May 2020 to May 2026 and its Secretary from February 2024 to May 2025. Ms. Bawa served as Zoom's Chief Legal Officer from August 2019 to May 2020, its General Counsel from September 2018 to May 2020 and its Secretary from December 2018 to November 2020. Prior to Zoom Communications, Ms. Bawa served as Senior Vice President and General Counsel of Magento, Inc., an e-commerce platform company, from June 2017 until its acquisition by Adobe Inc. in June 2018. From November 2012 to May 2017, Ms. Bawa served as Vice President, General Counsel and Secretary of Nimble Storage, Inc., an enterprise flash storage company, which was acquired by Hewlett Packard Enterprise in April 2017. Ms. Bawa holds a B.Sc. in Accounting from Marquette University and a J.D. from Harvard Law School.

QUALIFICATIONS AND EXPERIENCE

Ms. Bawa was selected to serve on our Board due to her senior leadership and management experience at public technology companies, risk management oversight expertise, and legal and business operations expertise. She has extensive experience in technology companies.



Carl Eschenbach | 59

INDEPENDENT

Director Since: 2013

Committee Memberships:

- Corporate Development Committee
- Governance and Nominating Committee
- Security Committee

Other Current Public Company Boards:
None

Skills and Experience:

- Industry and IT/AI Technical
- Senior Leadership
- Financial
- Varied Backgrounds and Experiences
- Sales, Marketing and Brand Management
- Global/ International
- Risk Management
- AI and Emerging Technologies and Business Models
- Human Capital Management
- Public Company Board Experience
- Cybersecurity

BACKGROUND

Carl Eschenbach has served as a member of our Board since May 2013. Mr. Eschenbach is a currently a Partner at Sequoia Capital Operations, LLC, a venture capital firm. Mr. Eschenbach served as CEO of Workday, Inc., an on-demand financial management and human capital management software vendor, from December 2022 to February 2026. Prior to Workday, Mr. Eschenbach was a general partner at Sequoia Capital Operations, LLC, a venture capital firm, from April 2016 to December 2022. Prior to joining Sequoia Capital Operations, LLC, Mr. Eschenbach served as Chief Operating Officer and President of VMware, Inc., a provider of cloud and virtualization software and services, a role he held from December 2012 to February 2016. Mr. Eschenbach previously served as VMware's President and Chief Operating Officer from April 2012 to December 2012, as VMware's Co-President, Customer Operations from January 2011 to April 2012 and as VMware's Executive Vice President of Worldwide Field Operations from May 2005 to January 2011. Prior to joining VMware in 2002, he was Vice President of North America Sales at Inktomi from 2000 to 2002. Mr. Eschenbach also held various sales management positions with 3Com Corporation, Lucent Technologies Inc. and EMC. Mr. Eschenbach served on the board of Workday, Inc. from 2018 to February 2026, Zoom Communications, Inc. from November 2016 to January 2023, Snowflake, Inc. from May 2019 to April 2023, UiPath, Inc. from March 2021 until March 2023, and Aurora Innovation, Inc. from March 2019 to March 2023. Mr. Eschenbach received an electronics technician diploma from DeVry University.

QUALIFICATIONS AND EXPERIENCE

Mr. Eschenbach was selected to serve on our Board because of his extensive experience in the technology industry and his public company management experience as an executive. He brings to our Board over 30 years of operational and sales experience in the technology industry, and has extensive experience in risk management oversight and scaling large organizations, as well as a deep knowledge of high-growth companies. Mr. Eschenbach also has extensive public company board experience.



Lorraine Twohill | 55

INDEPENDENT

Director Since: 2019

Committee Membership:

- Governance and Nominating Committee (Co-Chair)
- Security Committee

Other Current Public Company Boards:
None

Skills and Experience:

- Senior Leadership
- Financial
- Varied Backgrounds and Experiences
- Sales, Marketing and Brand Management
- Global/ International
- Risk Management
- AI and Emerging Technologies and Business Models
- Human Capital Management
- Public Company Board Experience

BACKGROUND

Lorraine Twohill has served as a member of our Board of directors since April 2019. Ms. Twohill currently serves as Google LLC's (formerly Google, Inc.) Chief Marketing Officer, a position she has held since June 2009. From July 2003 until June 2009, Ms. Twohill served as Google's Head of Marketing Europe, Middle East and Africa. Ms. Twohill previously served on the board of directors of Williams-Sonoma, Inc., a consumer retail company that sells kitchenwares and home furnishings, from January 2012 until May 2017. Ms. Twohill holds joint honours degrees in International Marketing and Languages from Dublin City University.

QUALIFICATIONS AND EXPERIENCE

Ms. Twohill was selected to serve on our Board due to her leadership skills and extensive marketing knowledge, with over 30 years of experience. She has deep management and business operations experience, as well as risk management oversight experience. She provides the Board with valuable insights into brand management and the global issues facing technology companies today.

Continuing Directors



John M. Donovan | 65

LEAD INDEPENDENT DIRECTOR

Director Since: 2012

Committee Memberships:

- Compensation and People Committee
- Corporate Development Committee (Co-Chair)
- Governance and Nominating Committee (Co-Chair)
- Security Committee

Other Current Public Company Boards:
Lockheed Martin Corporation

Skills and Experience:

- Industry and IT/AI Technical
- Senior Leadership
- Financial
- Varied Backgrounds and Experiences
- Sales, Marketing and Brand Management
- Global/ International
- Risk Management
- AI and Emerging Technologies and Business Models
- Human Capital Management
- Public Company Board Experience
- Cybersecurity

BACKGROUND

John M. Donovan has served as a member of our Board since September 2012. Since May 2019, Mr. Donovan has served on The President's National Security Telecommunications Advisory Committee, including as Chair from 2019 to 2023. Mr. Donovan worked at AT&T Inc., a provider of telecommunication services, since April 2008, first as Chief Technology Officer and subsequently as Chief Executive Officer—AT&T Communications until his resignation, effective October 1, 2019. From November 2006 to April 2008, Mr. Donovan was Executive Vice President of Product, Sales, Marketing and Operations at Verisign. From November 2000 to November 2006, Mr. Donovan served as Chair and CEO of inCode Telecom Group Inc., a provider of strategy and consulting services to the telecommunications industry. Prior to joining inCode, Mr. Donovan was a Partner with Deloitte Consulting where he was the Americas industry practice director for telecommunications. Mr. Donovan serves on the board of directors of Lockheed Martin Corporation, an aerospace, defense and technology company. Mr. Donovan holds a B.S. in Electrical Engineering from the University of Notre Dame and an M.B.A. from the University of Minnesota.

QUALIFICATIONS AND EXPERIENCE

Mr. Donovan was selected to serve on our Board because of his technical knowledge and extensive business leadership, management, operations and risk management oversight experience, as a result of serving as the Chief Technology Officer and later the Chief Executive Officer of AT&T Communications. He is skilled in overseeing global information, software development, supply chain, network operations and big data organizations and has expertise in cybersecurity, artificial intelligence and machine learning.



James J. Goetz | 60

INDEPENDENT

Director Since: 2005

Committee Memberships:

- Audit Committee
- Corporate Development Committee
- Security Committee

Other Current Public Company Boards:
Intel Corporation

Skills and Experience:

- Industry and IT/AI Technical
- Senior Leadership
- Financial
- Varied Backgrounds and Experiences
- Risk Management
- AI and Emerging Technologies and Business Models
- Human Capital Management
- Public Company Board Experience
- Cybersecurity

BACKGROUND

James J. Goetz has served as a member of our Board since April 2005. Mr. Goetz has been a Partner of Sequoia Capital Operations, LLC, a venture capital firm, since June 2004, where he focuses on cloud, mobile, and enterprise companies. Mr. Goetz currently serves on the board of directors of Intel Corporation and several privately held companies. Mr. Goetz has previously served on the boards of directors of Barracuda Networks, Inc., a data security and storage company from 2009 to 2017, Nimble Storage, Inc., a data storage company, from 2007 to 2017, Jive Software, Inc., a provider of social business software, from 2007 until 2015, and Ruckus Wireless, Inc., a manufacturer of wireless (Wi-Fi) networking equipment, from 2012 until 2015. Mr. Goetz holds an M.S. in Electrical Engineering with a concentration in Computer Networking from Stanford University and a B.S. in Electrical Engineering with a concentration in Computer Engineering from the University of Cincinnati.

QUALIFICATIONS AND EXPERIENCE

Mr. Goetz was selected to serve on our Board because of his senior leadership, technology, information technology (IT), business development and cybersecurity experience, and knowledge of emerging technologies, arising from his experience as a partner of a venture capital firm, where he focuses on cloud mobile, and enterprise technology investments, as well as providing guidance and counsel to a wide variety of technology companies. He also brings his experience as a senior management leader in network, data security and storage, software, and manufacturing companies, through various senior roles and other board experiences. Mr. Goetz also has extensive public company board experience.



Mark Goodburn | 64

INDEPENDENT

Director Since: 2025

Committee Memberships:
- Audit Committee (Chair)
- Security Committee

Other Current Public Company Boards:
C.H. Robinson Worldwide, Inc.

Skills and Experience:

- Industry and IT/AI Technical
- Senior Leadership
- Financial
- Varied Backgrounds and Experiences
- Global/ International
- Risk Management
- AI and Emerging Technologies and Business Models
- Human Capital Management
- Public Company Board Experience
- Cybersecurity

BACKGROUND

Mr. Goodburn has served as a member of our Board since November 2025. From 2011 to 2021, Mark A. Goodburn was Chairman and Global Head of Advisory of KPMG International, a multinational professional services network. Mr. Goodburn was a member of the KPMG International executive team and held top executive responsibilities for their consulting and deal advisory businesses. From 2018 to 2021, Mr. Goodburn also held the role of Global Head of Strategic Investments and Innovation. Mr. Goodburn also held various positions, including Vice Chairman of KPMG LLP and Americas Head of Advisory and Strategic Investments from 2005 to 2011, Managing Partner-Silicon Valley, Member of KPMG US and Americas Board of Directors and Global Head of KPMG's Technology, Media and Telecommunications line of business at differing times between 1997 and 2005. He currently serves as a board member of C.H. Robinson Worldwide, a technology-based logistics company, a position he has held since May 2022. Mr. Goodburn received a Bachelor of Science in Business from Minnesota State University, Mankato, and he is a Certified Public Accountant.

QUALIFICATIONS AND EXPERIENCE

Mr. Goodburn was selected to serve on our Board because of his deep technical expertise in financial and accounting matters from his experiences at KPMG, including advising numerous companies on financial and accounting matters and his leadership experience as a member of management at KPMG. Mr. Goodburn is an "audit committee financial expert" with significant experience in finance, operations and risk management oversight of technology companies, particularly publicly traded companies with knowledge of complex global financial and business matters.



Right Honorable Sir John Key | 64

INDEPENDENT

Director Since: 2019

Committee Memberships:

- Audit Committee
- Compensation and People Committee (Chair)
- Security Committee

Other Current Public Company Boards:
None

Skills and Experience:

- Senior Leadership
- Financial
- Varied Backgrounds and Experiences
- Global/ International
- Risk Management
- AI and Emerging Technologies and Business Models
- Human Capital Management
- Public Company Board Experience

BACKGROUND

Right Honorable Sir John Key has served as a member of our Board since April 2019. Sir John was a Member of Parliament for Helensville in New Zealand until April 2017. Sir John served as Prime Minister of New Zealand from November 2008 to December 2016 having commenced his political career as a Member of Parliament for Helensville in July 2002. Prior to his political career, he had a nearly twenty-year career in international finance, primarily for Bankers Trust of New Zealand and Merrill Lynch in Singapore, London and Sydney. Sir John serves on the board of directors of several privately held companies. He previously served on the board of directors of Air New Zealand Limited, a public airline, from 2017 to 2020 and ANZ Bank New Zealand Ltd from 2017 to 2024, and was also a member of the board of directors of the parent Australia & New Zealand Banking Group Ltd, a public bank that provides various banking and financial products and services, from 2018 to 2024. Sir John has a Bachelor of Commerce in Accounting from the University of Canterbury.

QUALIFICATIONS AND EXPERIENCE

Sir John was selected to serve on our Board due to his global business leadership and extensive financial, capital markets, and management expertise as former Prime Minister of New Zealand, his extensive background in foreign affairs, and his career in investment banking and finance. He brings extensive experience in policy-making and a global business perspective from his experience and service on other boards, which is especially valuable to us as we grow internationally.



Lee Klarich | 51

Director Since: 2025

Committee Memberships:
- Security Committee (Chair)

Other Current Public Company Boards:
None

Skills and Experience:

- Industry and IT/AI Technical
- Senior Leadership
- Varied Backgrounds and Experiences
- Cybersecurity
- Sales, Marketing and Brand Management
- Global/ International
- Risk Management
- AI and Emerging Technologies and Business Models
- Human Capital Management
- Public Company Board Experience

BACKGROUND

Lee Klarich has served as our Chief Product and Technology Officer and a member of our Board since August 2025. Since early product inception in 2006, Lee Klarich has served as the head of product management at Palo Alto Networks, overseeing the product strategy and roadmap and playing a key role in delivering our Next-Generation Security Platform. In August 2025, he became Chief Product and Technology Officer with responsibility for driving our technology vision and leading both the engineering and product organizations. Prior to that appointment, he served as our Chief Product Officer since August 2017, as our Executive Vice President of Product Management from November 2015 to August 2017, as our Senior Vice President, Product Management from November 2012 to November 2015, and as our Vice President, Product Management from May 2006 to November 2012.

Prior to Palo Alto Networks, he was the director of product management for Juniper Networks, where he was responsible for firewall/VPN platforms and software. He joined Juniper Networks through the NetScreen Technologies acquisition, where he managed the same product line. Previously, he held various positions at Excite@Home and Packard Bell-NEC. He holds a bachelor's degree in engineering from Cornell University.

QUALIFICATIONS AND EXPERIENCE

Mr. Klarich has been a senior leader at Palo Alto Networks since 2006. Mr. Klarich was selected to serve on our Board due to his deep technical expertise, intimate knowledge of our products, and industry experience. He has an in-depth knowledge of the technology and cybersecurity industries and our product development vision, having been instrumental in driving our Company's product strategy and innovation. He brings senior leadership experience, operational experience, risk management oversight experience, and emerging technologies experience.



Helle Thorning-Schmidt | 59

INDEPENDENT

Director Since: 2025

Committee Memberships:

- Governance and Nominating Committee
- Security Committee

Other Current Public Company Boards:
Vestas Wind Systems A/S

Skills and Experience:

- Senior Leadership
- Varied Backgrounds and Experiences
- Global/ International
- Risk Management
- Human Capital Management
- Public Company Board Experience

BACKGROUND

Helle Thorning-Schmidt has served as a member of our Board since February 2025. Ms. Thorning-Schmidt served as the Chief Executive of Save the Children International from April 2016 to June 2019. She previously served as a Member of Danish Parliament and the leader of the Social Democratic Party in Denmark from 2005 to 2015 and as the Prime Minister of Denmark from 2011 to 2015. She currently serves as a board member of a number of companies, including Vestas Wind Systems A/S, a Danish wind turbine manufacturer and leader in sustainable energy, since 2019, and Neurons Inc. ApS, a Danish consumer neuroscience company, since 2023. Ms. Thorning-Schmidt is also serving as a member of The Oversight Board, a precedent-setting content moderation body established by Meta Platforms, Inc., since 2020, and the advisory board of Vista Equity Partners Management, LLC, an American investment firm, since January 2022. Ms. Thorning-Schmidt holds a Master's Degree in Political Science from the University of Copenhagen and a Master's Degree in European Studies from the College of Europe in Bruges.

QUALIFICATIONS AND EXPERIENCE

Ms. Thorning-Schmidt was selected to serve on our Board due to her senior leadership experience and her background in international policy-making functions. She brings extensive experience and unique insights regarding international risk management, human capital management, and corporate governance from her varied experiences as a former prime minister, serving as chief executive of a charitable organization, and serving on various boards.

Identification and Evaluation of Director Nominees

Our Governance and Nominating Committee uses a variety of methods for identifying and evaluating director nominees. Our Governance and Nominating Committee regularly assesses the appropriate size, composition and needs of our Board and its respective committees, and the qualification of candidates considering these needs. Some of the qualifications that our Governance and Nominating Committee considers include issues of character, integrity, judgment, background, experience of relevance to us and the Board, independence, age, areas of expertise, length of service, potential conflicts of interest, and other commitments. These factors may be weighted differently depending on the individual being considered or the needs of the Board at the time.

Nominees must also be able to offer advice and guidance to our Chief Executive Officer based on past experience in positions with a high degree of responsibility and be leaders in the companies or institutions with which they are affiliated. Director candidates must have sufficient time available, in the judgment of our Governance and Nominating Committee, to perform all Board and committee responsibilities. Members of our Board are expected to prepare for, attend, and actively participate in all Board and applicable committee meetings.

There are no stated minimum criteria for director nominees, although our Governance and Nominating Committee maintains a documented director evaluation policy and process, which contains certain guidelines for selection criteria and provides that they may also consider such other factors as it may deem, from time to time, are in our Company's and our shareholders' best interests. In furtherance of this, our Governance and Nominating Committee seeks to balance the background and experience of the members of the Board by ensuring that the following categories of criteria, among others, are collectively represented by our Board members: relevant industry and IT/AI technical expertise; senior leadership experience; financial knowledge and expertise; expertise to oversee cybersecurity, information security, and security management and risk; sales, marketing and brand management experience; global/international business experience; risk management experience; experience with AI and emerging technologies and business model experience; human capital management experience; and public company board and corporate governance. Our Governance and Nominating Committee will also seek appropriate input from our Chief Executive Officer, from time to time, in assessing the needs of our Board for relevant background, experience, and skills of its members.

Our Governance and Nominating Committee considers varied perspectives, experiences, and expertise in connection with its evaluation of director candidates, including the evaluation and determination of whether to re-nominate incumbent directors. The committee also considers these and other factors as it deems appropriate in overseeing the annual Board, committee, and individual director evaluations, including certain performance evaluation principles for current directors set out in the documented director evaluation policy and process. These principles include matters such as prioritizing the Company's and our shareholders' interests; evidence of thorough preparation for meetings and regular attendance at meetings (absent extenuating circumstances); providing high quality, informed and constructive feedback and input during meetings; providing valuable strategic insights and subject matter expertise, including good judgment and appropriate knowledge of our Company; making positive contributions to Board culture and dynamics, and developing constructive working relationships with our CEO and other members of management; adhering to appropriate legal, ethical, and corporate governance standards; and dedicating the necessary time and attention expected of directors to carry out their duties.

Shareholder Recommendations for Nominations to the Board of Directors

Our Governance and Nominating Committee will consider candidates for directors recommended by shareholders in the same manner and using the same criteria as for other candidates, so long as such recommendations comply with our restated certificate of incorporation, as amended, amended and restated bylaws, and applicable laws, rules and regulations, including those promulgated by The Nasdaq Stock Market ("Nasdaq") and the SEC. The Governance and Nominating Committee will evaluate the recommendations in accordance with its charter, our amended and restated bylaws, our policies and procedures for director candidates, as well as the regular director nominee criteria described above. This process is designed to ensure that our Board includes members with varied backgrounds, skills and experience, including appropriate financial and other expertise relevant to our business. Eligible shareholders wishing to recommend a candidate for nomination should contact our Corporate Secretary in writing. Such recommendations must include information about the candidate, a statement of support by the recommending shareholder, evidence of the

recommending shareholder's ownership of our common stock and a signed letter from the candidate confirming willingness to serve on our Board. Our Governance and Nominating Committee has discretion to decide which individuals to recommend for nomination as directors.

Director Independence

Our common stock is listed on Nasdaq. Under Nasdaq listing standards, independent directors must comprise a majority of a listed company's board of directors. In addition, the listing standards of Nasdaq require that, subject to specified exceptions, each member of a listed company's audit and compensation committees be independent, and that the nomination of all directors be by either a majority of its independent directors or a committee composed solely of independent directors. Under Nasdaq regulations, a director will only qualify as an "independent director" if, in the opinion of that listed company's board of directors, that director does not have a relationship with the listed company, either directly or indirectly, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and Nasdaq listing standards. In order to be considered independent for purposes of Rule 10A-3, a member of a listed company's audit committee may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and Nasdaq listing standards. In order for a member of a listed company's compensation committee to be considered independent for purposes of Nasdaq listing standards, the listed company's board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the listed company that is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of such director, including any consulting, advisory, or other compensatory fee paid by the listed company to such director; and (2) whether such director is affiliated with the listed company, a subsidiary of the listed company, or an affiliate of a subsidiary of the listed company.

Our Board has undertaken a review of the independence of each of our directors. Based on information provided by each director concerning his or her background, employment, and affiliations, our Board has determined that each of Mmes. Bawa, Thorning-Schmidt and Twohill, and each of Messrs. Donovan, Eschenbach, Goetz, Goodburn and Rt Hon Sir John Key do not have a material relationship with our Company, either directly or indirectly, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and Nasdaq listing standards. In addition, Ms. Mary Pat McCarthy and Mr. Ralph Hamers were independent during the period of their service on the Board in fiscal 2026. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled "Related Person Transactions." In particular, our Board considered that Mmes. Bawa and Twohill and Messrs. Eschenbach and Goetz each serves or has served as an executive officer, managing member, or partner of entities that have had arm's length commercial relationships or strategic partnerships with the Company, and that Ms. Bawa holds a passive investment in a privately held business in which the spouse of an executive officer of the Company has an interest. There are no family relationships among any of the Company's directors or executive officers.

Director Compensation

Our Board, upon recommendation of the Governance and Nominating Committee, has approved an Outside Director Compensation Policy (as amended, the "Director Compensation Policy") for the compensation of the non-employee members of our Board. The Director Compensation Policy is designed to attract, retain and reward these individuals and align their financial interests with those of our shareholders. There is no cash compensation paid under the Director Compensation Policy. No directors who are also employees of the Company are permitted to receive compensation under the Director Compensation Policy, even if an employee director serves in a role described by the policy.

Initial Award. Under the Director Compensation Policy, when an eligible director initially joins our Board, the eligible director receives an initial award of restricted stock units for shares of our common stock ("RSUs") having a value of $1 million, which is granted on or about the tenth day of the month following the month in which the eligible director becomes a member of our Board. This initial award will vest as to one-third of the shares covered by the RSU award on the first anniversary of the applicable vest start date, and the remaining shares covered by the RSU award will vest quarterly over the following two years with the last vest date to be on the third anniversary of the applicable vest start date, subject to the director's continued service as of each such date.

The number of shares subject to an initial award is determined by dividing the stated dollar value for such initial award by the straight average closing price of the Company's common stock over the month prior to the month in which the grant is made. The vest start date for initial awards will be the first day of the month that contains the grant date of such award.

Annual Awards. Under the Director Compensation Policy, at each annual meeting of shareholders:

- *Director Retainer Award.* Each eligible director receives an annual RSU award having a value equal to $320,000.
- *Lead Independent Director Award.* Our Lead Independent Director receives an additional annual RSU award having a value equal to $50,000,
- *Committee Awards.* The eligible chairpersons and members of four of our five standing Board committees will receive additional annual RSU awards for committee service having the values shown in the graphic below. Any eligible director who serves as chairperson of a committee is not entitled to a committee member retainer for the same committee. No additional compensation is paid for serving on the Corporate Development Committee of the Board.

These annual award amounts are illustrated in the graphic below.


$320,000
Annual Award
Lead Independent Director $50,000
Audit Committee Chair $75,000
Audit Committee Member $30,000
Compensation and People Committee Chair $50,000
Compensation and People Committee Member $25,000
Governance and Sustainability Committee Chair $50,000
Governance and Sustainability Committee Member $20,000
Security Committee Chair $50,000
Security Committee Member $50,000

A single RSU grant is made to a director to cover the value of all annual awards an eligible director is entitled to under the Director Compensation Policy. To be eligible to receive any annual award, a director must have served on the Board for at least nine months prior to the date of the relevant annual meeting of our shareholders.

The number of shares subject to annual awards is determined by taking the sum of the stated dollar values for all the awards to be granted to the relevant director and dividing the sum by the straight average closing price of our common stock on Nasdaq during the 30 calendar days ending on and including the trading day immediately prior to the date of the Annual Meeting. Annual RSU awards will vest quarterly over a period of one year ending on the earlier to occur of the one-year anniversary of the vest start date and immediately prior to the annual meeting occurring in the year after the date of grant, subject to the director's continued service as of each such date. The vest start date for annual awards will be December 1st of the year that includes the grant date.

Fiscal 2026 Director Compensation Table

The following table presents summary information regarding the compensation paid to our non-employee directors for our fiscal year ended July 31, 2026. Messrs. Arora and Klarich are not eligible to receive additional compensation in connection with their service on our Board. In addition, Mr. Zuk was not eligible to receive additional compensation in connection with his service on our Board. Their compensation for their employment is disclosed in the section titled "*Executive Compensation.*"

Director	Stock Awards[1]	Total
Aparna Bawa[2]	$ 421,200	$ 421,200
John M. Donovan[2]	$ 490,620	$ 490,620
Carl Eschenbach[2]	$ 366,795	$ 366,795
James J. Goetz[3]	$ —	$ —
Mark Goodburn[2]	$ 953,994	$ 953,994
Ralph Hamers[2]	$ —	$ —
Rt Hon Sir John Key[2]	$ 446,160	$ 446,160
Mary Pat McCarthy[2]	$ 396,435	$ 396,435
Helle Thorning-Schmidt[2]	$ 386,685	$ 386,685
Lorraine Twohill[2]	$ 416,325	$ 416,325

(1) The amounts reported in this column represent the aggregate grant date fair value of each RSU award during our fiscal 2026 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for our fiscal year ended July 31, 2026. These amounts do not necessarily correspond to the actual value that may be recognized by the director upon the vesting of such awards.

(2) As of July 31, 2026, Ms. Bawa held 1,080 RSUs, Mr. Donovan held 1,258 RSUs, Mr. Eschenbach held 941 RSUs, Mr. Goodburn held 4,944 RSUs, Mr. Hamers held 3,017 RSUs, Rt Hon Sir John Key held 1,144 RSUs, Ms. McCarthy held 0 RSUs, Ms. Thorning-Schmidt held 4,009 RSUs, and Ms. Twohill held 1,068 RSUs. Mr. Hamers ceased to be a member of our Board in December 2025, and Ms. McCarthy resigned from our Board in January 2026.

(3) Mr. Goetz receives no awards under the Director Compensation Policy.

Director Stock Ownership Guidelines

Our Board believes that our directors should hold a meaningful financial stake in our Company in order to further align their interests with those of our shareholders and therefore adopted stock ownership guidelines in fiscal 2017. Under the guidelines, each non-employee director must own Company stock with a value of five times the annual retainer for board service within five years of such director's initial appointment or election date. As of September 18, 2026, all of our non-employee directors comply with our stock ownership guidelines.

Director Attendance

During our fiscal year ended July 31, 2026, the Board held five meetings (including regularly scheduled and special meetings). Each of our directors attended at least 75% of the aggregate of the total number of Board meetings and meetings of the Board committees on which he or she served during fiscal 2026, with the exception of Lorraine Twohill. During fiscal 2026, Ms. Twohill attended all but one Board meeting; however, her aggregate attendance at Board and committee meetings fell below 75%, primarily because required medical treatments caused her to miss two of the five Governance and Nominating Committee meetings and three of the four Security Committee meetings held during the fiscal year. Despite this, Ms. Twohill remained an engaged and valuable contributor throughout fiscal 2026, and her absences did not diminish her effectiveness as a director. Ms. Twohill has since resumed her regular attendance at Board and committee meetings.

Although we do not have a formal policy regarding attendance by members of our Board at annual meetings of shareholders, we encourage, but do not require, our directors to attend. Ten of our then-serving directors attended our 2025 annual meeting of shareholders, either in person, telephonically or by video conference.

PROPOSAL NO. 2

Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed Ernst & Young LLP ("EY") as the Company's independent registered public accounting firm, to audit our financial statements for our fiscal year ending July 31, 2027. EY has served as our independent registered public accounting firm since 2009.

At the Annual Meeting, our shareholders are being asked to ratify the appointment of EY as our independent registered public accounting firm for our fiscal year ending July 31, 2027. Our Audit Committee is submitting the appointment of EY to our shareholders because we value our shareholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of EY will be present at the Annual Meeting, and they will have an opportunity to make statements and will be available to respond to appropriate questions from our shareholders.

Notwithstanding the appointment of EY and even if our shareholders ratify the appointment, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our Audit Committee believes that such a change would be in the best interests of the Company and its shareholders. If our shareholders do not ratify the appointment of EY, our Audit Committee may reconsider the appointment.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our Company by EY for our fiscal years ended July 31, 2025 and 2026.

	2025	**2026**
Audit Fees(1)	$7,059,000	$10,209,000
Audit-Related Fees(2)	$ 16,000	$ —
Tax Fees(3)	$ 1,399,000	$ 5,610,000
All Other Fees(4)	$ 12,000	$ 12,000
Total	$8,486,000	$ 15,831,000

(1) Audit Fees consist of professional services rendered in connection with (a) the audit of our annual consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K, (b) review of our quarterly consolidated financial statements presented in our Quarterly Reports on Form 10-Q, (c) professional services provided for new and existing statutory audits of subsidiaries or affiliates of the Company, and (d) other regulatory filings.

(2) Audit-Related fees consist of fees for professional services for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include acquisition due diligence services, technical accounting guidance, and other attestation services.

(3) Tax Fees consist of fees for professional services for federal, state, and international tax compliance and tax planning. For fiscal 2026, Tax Fees also included tax services related to our acquisitions.

(4) All Other Fees includes fees for professional services other than these services reported above. These services specifically relate to subscriptions to an accounting regulatory database.

Auditor Independence

In our fiscal year ended July 31, 2026, there were no other professional services provided by EY that would have required our Audit Committee to consider their compatibility with maintaining the independence of EY.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board (the "PCAOB") regarding auditor independence, our Audit Committee is responsible for the appointment, compensation, and oversight of the work of our independent registered public accounting firm. In recognition of this responsibility, our Audit Committee has established a policy for the pre-approval of all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services, and other services.

Before engagement of the independent registered public accounting firm for the next year's audit, the independent registered public accounting firm submits to our Audit Committee for approval a detailed description of services expected to be rendered during that year for each of the following categories of services:

- **Audit services.** Audit services include work performed for the audit of our financial statements and the review of financial statements included in our quarterly reports, as well as subsidiary audits, equity investment audits, and other procedures required to be performed by the independent auditor to be able to form an opinion on our consolidated financial statements.
- **Audit-related services.** Audit-related services are for assurance and related services that are (1) reasonably related to the performance of the audit or review of our financial statements, (2) are traditionally performed by our independent registered public accounting firm, and (3) not covered above under "audit services."
- **Tax services.** Tax services include all services performed by the independent registered public accounting firm's tax personnel for tax compliance, tax advice, and tax planning.
- **Other services.** Other services are those services not described in the other categories.

Our Audit Committee pre-approves particular services or categories of services on a case-by-case basis. The fees are budgeted, and our Audit Committee requires our independent registered public accounting firm and management to report actual fees versus budgeted fees periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, (a) if the additional services do not require specific approval by the Audit Committee, a detailed description of the services will be submitted to our Chief Financial Officer or Chief Accounting Officer, who will determine whether such services are included within the list of services that have received the general pre-approval of the Audit Committee and the Audit Committee will be informed on a timely basis of any such services rendered by the independent auditor, or (b) if the additional services require specific approval by the Audit Committee, they will be submitted for pre-approval to the Audit Committee by both the independent auditor and our Chief Financial Officer or Chief Accounting Officer, and shall only be submitted if the independent auditor and such officer mutually agree that the request or application is consistent with the SEC's rules on auditor independence. All fees paid to EY for our fiscal year ended July 31, 2026 were pre-approved by our Audit Committee.

REQUIRED VOTE

The ratification of the appointment of EY as our independent registered public accounting firm requires the affirmative vote of a majority of the voting power of the shares present virtually or by proxy at the Annual Meeting and entitled to vote thereon. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. We do not expect broker non-votes for this proposal.

Recommendation of the Board

The Board recommends that you vote **"FOR"** the ratification of the appointment of Ernst & Young LLP.

Report of the Audit Committee

The Audit Committee comprises directors Mr. Goodburn, Ms. Bawa, Mr. Goetz, and the Rt Hon Sir John Key. Each member of the Audit Committee meets the independence criteria prescribed by the applicable rules and regulations of the SEC for audit committee membership and is an "independent director" within the meaning of applicable listing standards of Nasdaq. Each Audit Committee member meets Nasdaq's financial sophistication requirements, and the Board has further determined that Mr. Goodburn is an "audit committee financial expert" as defined in Item 407(d) of Regulation S-K. The Audit Committee operates under a written charter approved by the Board of Directors, which is available on the Investor Relations portion of our website, which can be located at: https://investors.paloaltonetworks.com/. The composition of the Audit Committee, the attributes of its members, and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

The Audit Committee assists our Board in the Board's oversight and monitoring of:

- Accounting and financial reporting processes and internal controls, as well as the audit and integrity of our financial statements;
- The qualifications, independence and performance of our independent registered public accounting firm;
- The performance of our internal audit function;
- Compliance with applicable law; and
- Risk assessment and risk management pertaining to financial, accounting and tax matters of the Company.

With respect to the Company's financial reporting process, the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the Company's consolidated financial statements. Our independent registered public accounting firm, EY, is responsible for auditing these financial statements and the Audit Committee oversees these activities. It is not the responsibility of the Audit Committee to prepare or certify our financial statements or guarantee the audits or reports of the independent auditors. These are the fundamental responsibilities of management and our independent registered public accounting firm.

The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the work performed by EY. In fulfilling its oversight responsibility, the Audit Committee carefully reviews the policies and procedures for the engagement of the independent registered public accounting firm, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors, and the extent to which the independent registered public accounting firm may be retained to perform non-audit services.

In the performance of its oversight function, the Audit Committee has:

- Reviewed and discussed the audited financial statements with management and EY;
- Discussed with EY the matters required to be discussed by the applicable requirements of the PCAOB and the SEC; and
- Received the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with EY its independence.

Based on the Audit Committee's review and discussions with management and EY, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended July 31, 2026, for filing with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board:

Mark Goodburn (Chair)
Aparna Bawa
James J. Goetz
Rt Hon Sir John Key

PROPOSAL NO. 3

Advisory Vote on the Compensation of our Named Executive Officers

We are providing our shareholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed in accordance with the rules and regulations of the SEC in the "Executive Compensation" section of this Proxy Statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives our shareholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of our named executive officers and the philosophy, policies, and practices described in this Proxy Statement.

The Say-on-Pay vote is advisory, and therefore is not binding on us, our Compensation and People Committee, or our Board. The Say-on-Pay vote will, however, provide information to us regarding shareholder sentiment about our executive compensation philosophy, policies, and practices, which our Compensation and People Committee will be able to consider when determining executive compensation in the future. Our Board and our Compensation and People Committee value the opinions of our shareholders and, to the extent there is any significant vote against the compensation of our named executive officers as disclosed in this Proxy Statement, we will endeavor to communicate with shareholders to better understand the concerns that influenced the vote, and our Compensation and People Committee will evaluate whether any actions are necessary to address those concerns. We currently conduct advisory votes on our named executive officer compensation on an annual basis, and we expect to conduct our next advisory vote at our 2027 annual meeting of shareholders.

We believe that the information we have provided in the "*Executive Compensation*" section, and in particular the information discussed in the sections titled "*Executive Compensation—Letter from our Compensation and People Committee*" and "*Executive Compensation—Compensation Discussion and Analysis,*" demonstrates that our executive compensation program has been designed appropriately and is working to ensure management's interests are aligned with our shareholders' interests to support long-term value creation. Accordingly, we ask our shareholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that Palo Alto Networks, Inc.'s shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in Palo Alto Networks, Inc.'s Proxy Statement for the 2026 Annual Meeting of Shareholders pursuant to the compensation disclosure rules and regulations of the SEC, including the compensation discussion and analysis, the compensation tables and narrative discussion, and other related disclosure."

REQUIRED VOTE

The approval, on an advisory basis, of the compensation of our named executive officers requires the affirmative vote of a majority of the voting power of the shares present virtually or by proxy at the Annual Meeting and entitled to vote thereon. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

Although the advisory vote is non-binding, our Board values our shareholders' opinions. The Compensation and People Committee will review the results of the vote and, consistent with our record of shareholder responsiveness, consider shareholders' concerns and take into account the outcome of the vote when considering future decisions concerning our executive compensation program.

Recommendation of the Board

The Board recommends that you vote **"FOR"** the approval, on an advisory basis, of the compensation of our named executive officers.

Executive Compensation

Letter from our Compensation and People Committee





"We believe in our management team and are committed to providing competitive compensation that aligns with the interests of our shareholders. Your valuable insights guided several important changes to our executive compensation program."

Dear Fellow Shareholders,

At our 2025 annual meeting of shareholders, our "Say-on-Pay" advisory resolution to approve our fiscal 2025 executive compensation program received 46% support. We took that result seriously and treated it as a call to action.

As members of the Compensation and People Committee, it is our obligation to attract and retain the world-class talent needed to keep Palo Alto Networks at the forefront of cybersecurity innovation in the AI era. We also recognize that our compensation program must earn your confidence. Led by John M. Donovan, our Lead Independent Director and Compensation and People Committee member, and the Right Honorable Sir John Key, the Chair of our Compensation and People Committee, we engaged directly with our shareholders to understand what mattered most to you. The changes outlined in this letter, including significant changes to our fiscal 2027 program, are a direct product of that feedback.

Our executive team, led by Nikesh Arora, is successfully executing on our long-term strategy to solidify Palo Alto Networks as the preeminent end-to-end cybersecurity platform for the AI era. This team has demonstrated the disciplined focus and fostered the high-performing culture needed to translate our strategy into superior shareholder returns through continued operational and financial success. In fiscal 2026:

- **Our one-year TSR was 91%, standing at the 100th percentile rank among our compensation peer group** and at the 94th percentile rank among the S&P 500.
- **Our three-year TSR was 166%, placing us at the 94th percentile among our compensation peer group** and at the 89th percentile of the S&P 500.
- Our total revenue reached: $11.48 billion, a 24% increase year-over-year;
- NGS ARR grew to $9.10 billion, a 63% year-over-year increase;
- RPO grew to $21.2 billion, a 34% year-over-year increase; and
- Net income per diluted share was $0.40, down 75% year over year driven in part due to our acquisition activity in fiscal 2026, but Non-GAAP EPS grew 15% year-over-year to $3.84 (please see Appendix A for a reconciliation of GAAP to non-GAAP measures and other information).

Fiscal 2026 also marked several significant strategic moves that will fuel our next phase of growth, particularly our entry into identity security and observability through our acquisitions of CyberArk and Chronosphere. These acquisitions meaningfully expand our platform capabilities, and our executive team is acting with the conviction necessary to lead as AI continues to redefine our industry.

The market for executive talent in our industry is highly competitive, and demand for leaders with the caliber and track record of our executive team meaningfully outpaces the supply. Our executive compensation program is designed to appropriately incentivize this team to act boldly, embrace innovation and transformation, and ensure that Palo Alto Networks remains a first mover in the age of AI, and reward them for delivering on our long-term strategy and generating meaningful shareholder value.

A pay-for-performance philosophy guides our strategy, and we directly link executive compensation to our financial and operational results. This approach has been central to both ensuring stability among our high-performing executive ranks, and delivering significant and sustained shareholder value.

FISCAL 2026 PROGRAM DESIGN

Our fiscal 2026 executive compensation program comprises three primary elements: base salary, an annual performance-based bonus, and long-term equity in the form of PSUs, with substantially all of our executive's total compensation delivered through the latter two performance-based elements. Each element serves a distinct purpose: base salary provides a stable foundation, our annual bonus rewards achievement of near-term financial and strategic goals, and our PSUs, which vest only upon achievement of rigorous multi-year financial and relative TSR targets, align our executives' long-term interests directly with those of our shareholders. The Compensation and People Committee reviews this structure annually against our compensation peer group and market data to confirm it remains competitive and appropriately calibrated to the outcomes we ask our executives to deliver. Our decision-making framework, consisting of the following elements, served as the basis upon which we structured, and made, fiscal 2026 compensation decisions:

- **Financial Performance.** Our fiscal financial and operation results measured against our plan and consensus estimates on our key financial measures.
- **Shareholder Returns.** Our one-, two- and three-year TSR performance relative to our compensation peer group and the S&P 500.
- **Strategic Objectives.** Our performance is measured against our strategic objectives.
- **Individual Performance Assessment.** A performance assessment by the Board for our Chief Executive Officer, and by our Chief Executive Officer for our other executive officers, including our other NEOs.

For fiscal 2026, 98% of our Chief Executive Officer's compensation and an average of 96% of our current executive officers' compensation was performance-based and at risk. Five years ago, in our fiscal 2021, we began granting only performance-based equity awards to our NEOs for their annual equity compensation and have maintained this compensation practice in each year since implementation. **The results speak for themselves: our five-year TSR stands at 399%, representing the 100th percentile of our compensation peer group and the 95th percentile of the S&P 500**.

Simply put, we designed our fiscal 2026 executive compensation program to provide meaningful rewards for strong performance, drive shareholder value creation, and require sustained outperformance to realize their full value. Above-target payouts demanded meaningful outperformance against aggressive performance goals, ensuring that strong pay followed only from exceptional results.

SHAREHOLDER ENGAGEMENT AND PROGRAM DESIGN CHANGES

We offered meetings to shareholders holding 69% of our outstanding shares, 57% of which were meetings offered with John Donovan (based on shareholder ownership, to our knowledge, as of June 30, 2026), and John Donovan met with shareholders representing 24% of our outstanding shares. These conversations included a focus on our executive compensation program, including the maximum realizable pay for our PSUs and the changes we made to the program that were highlighted to you in last year's Proxy Statement. Based on that feedback, and the advice and input from our independent compensation consultant, we implemented targeted changes in fiscal 2026, and made a significant design change for our fiscal 2027 executive compensation program.

The key changes made in fiscal 2026 include:

- **Increased rTSR Target.** For our PSUs, the relative TSR modifier percentile rank **required for a 1.0x achievement was increased to the 55th percentile** from the 50th percentile, ensuring that target-level payouts require above-median relative performance.
- **Increased NGS ARR Performance Targets**. For our PSUs, attaining the maximum level of achievement of 300% for the NGS ARR performance measure requires exceeding the target for the particular fiscal year by at least $400 million–

a 33.3% increase in outperformance–while any shortfall of $400 million or more against the target results in no payout.

- **Contribution of Acquisitions to NGS ARR**. NGS ARR in the fiscal 2026 PSUs will exclude the NGS ARR contribution from any acquisitions in which the purchase price for the acquisition exceeds 4% of our market capitalization at the time of the acquisition.

The primary changes for our fiscal 2027 executive compensation program include:

- **Reduced Maximum Potential PSU Payout**. We redesigned the PSU awards to **lower the maximum payout from 400% to 300%, a decrease of 25%**, of the target amount of PSUs, directly addressing shareholder feedback on maximum realizable pay.
- **Increased Pay-for-Performance Alignment for Financial Measures**. For our PSUs, we sharpened the pay-for-performance alignment in each of our financial measures by:
  - **increasing our NGS ARR performance targets** to require exceeding the target for a fiscal year by at least $450 million, a 12.5% increase from the prior year's PSUs, to attain the maximum achievement of 300%, while the threshold for no payout has similarly been lowered to missing the target by at least $450 million; and
  - the **threshold for no payout on the non-GAAP EPS performance measure has been increased** to achieving 93% of the target for a fiscal year, an increase of three percentage points from the prior year's PSUs, while the target for a maximum level of achievement of 300% has been lowered to achieving at least 107% of target.
- **Contribution of Acquisitions to NGS ARR**. For the fiscal 2027 PSUs, aligned treatment of NGS ARR contributions from acquisition transactions to the treatment adopted for the fiscal 2026 PSUs described above — excluding the NGS ARR contribution from any acquisitions in which the purchase price for the acquisition exceeds 4% of our market capitalization at the time of the acquisition.

We are asking for your support of our executive compensation program and trust that you will agree that we have taken action to directly address your concerns. We believe that we have implemented a sustainable, best-in-class program that is aligned with best practices, incorporates your insights, and remains competitive to incentivize and retain our proven and successful executive team.

Thank you for your continued support and investment in Palo Alto Networks.

Sincerely,

The Compensation and People Committee

Right Honorable Sir John Key, Chair
Aparna Bawa
John M. Donovan

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes in detail our executive compensation programs and the resulting pay decisions for our named executive officers ("NEOs").

Our Compensation and People Committee believes that the fiscal 2026 compensation of our NEOs is commensurate with our size and performance, the significant scope of their roles and responsibilities, and their strong leadership in a manner consistent with our corporate values of disruption, collaboration, execution, inclusion, and integrity.

Named Executive Officers



Nikesh Arora
Chief Executive Officer, Chair of the Board



Dipak Golechha
Executive Vice President, Chief Financial Officer



William "BJ" Jenkins
President



Lee Klarich
Executive Vice President, Chief Product and Technology Officer



Nir Zuk
Founder Emeritus, Former Executive Vice President, Chief Technology Officer

Philosophy and Objectives

Our executive compensation program is built on a foundation of pay-for-performance to align the interests of our executive officers with those of our shareholders. Our program is designed to reward our executive officers for meeting our aggressive financial and operational objectives and growing and sustaining shareholder value consistent with our long-term strategic plans. To drive this value creation, we believe our programs must be designed to attract, motivate, and retain critical talent in a highly competitive talent market. Our continued success under the leadership of our current executive team has made our employees, including our executives, highly sought after candidates for employment in other leading companies. Accordingly, the specific objectives of our executive compensation program are to:

Drive the Future of Palo Alto Networks
- Maintain a successful, profitable, and sustainable business
- Bolster our vision of a world where each day is safer and more secure than the one before

Shareholder Alignment
- Drive sustainable short- and long-term value for our shareholders by deeply aligning the interests of our executives with those of our shareholders
- Design our compensation programs to be responsive to shareholder feedback

Pay-for-Performance
- Demand and reward achievement of aggressive financial and strategic goals
- Incentivize and motivate outperformance

Attract, Motivate, and Retain Talent
- Attract, motivate, and retain talented executives with outstanding skills and leadership in a highly competitive talent market to grow our business and be the cybersecurity partner of choice
- Provide competitive compensation packages that are heavily weighted to performance-based and at-risk compensation, while ensuring alignment with compensation best practices

Pay-for-Performance Alignment and Fiscal 2026 Highlights

Our Compensation and People Committee awards compensation commensurate with the position and responsibilities of each NEO as well as their performance.

Shareholder Value Delivered Under Mr. Arora's Leadership

The Compensation and People Committee believes that our executive team, under the leadership of Mr. Arora, has been pivotal in shaping our purpose, culture, and business trajectory. Our executive team has a deep understanding of our business and industry, and Mr. Arora has navigated our Company through multiple inflection points over his tenure. Mr. Arora has evolved our Company from being a single product next-generation firewall company, to a multi-platform leader across network security, security operations, cloud security, identity security, and observability.

As shown below, since Mr. Arora became our CEO in 2018, our TSR has significantly outperformed the S&P 500 and our compensation peer group. Over the eight-year period, we delivered TSR of 904% and our market capitalization grew from approximately $18.4 billion to $270.4 billion. See "*Executive Compensation Policies and Practices—Compensation-Setting Process—Competitive Positioning*" for a list of the companies in our 2026 compensation peer group.


1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
June 2018
Nikesh Arora
Appointed CEO
904%
202%
110%
7/31/2018
7/31/2026
Palo Alto Networks, Inc.
S&P 500
Weighted-Average Peer Group

Source: S&P Capital IQ, based on the latest closing price as of the beginning of the period and as of July 31, 2026. The compensation peer group TSR for our 2026 compensation peer group is the weighted-average TSR, based on the respective market capitalization of each peer at the beginning of each fiscal year, over the time period, and includes only publicly-traded companies as of such date.

CEO and Other NEO Pay Mix for Fiscal 2026

Pay for performance is a cornerstone of our compensation philosophy. We balance our **strong pay-for-performance compensation philosophy** – where the vast majority of our Chief Executive Officer and other NEO compensation is at-risk and performance-based – with our **need to recruit, incentivize, and retain** talented executives in a highly competitive market. The result is an executive compensation program that is significantly weighted toward at-risk compensation tied to our financial and operational performance.

The graphs below illustrate the predominance of at-risk and performance-based components of our fiscal 2026 compensation program for our Chief Executive Officer and other NEOs, based on total target annual compensation.

CEO


2%
Base Salary
2%
Target
Short-Term
Incentives
CEO
96%
Performance
Stock Units (PSU)
98%
Performance Based
and At-Risk

Average of Other NEOs[1]


~4%
Base Salary
~4%
Target
Short-Term
Incentives
All
Other
NEOs
~91%
Performance
Stock Units (PSU)
~96%
Performance Based
and At-Risk

(1) Mr. Zuk has been omitted from the analysis of other NEOs in this graphic for presentation purposes because he was not an executive officer as of the end of our fiscal 2026.

Growth and Profitability through Pay-for-Performance

Our Compensation and People Committee firmly believes that executive compensation should be deeply aligned with our key financial and operational goals and in the best interest of our shareholders. Nearly three years ago, mid-way through our fiscal 2024, we adopted our accelerated platformization strategy to be a driving force for our long-term success. This strategy underpins and drives our goal to attain $20 billion in NGS ARR by our fiscal 2030.

When this strategy was adopted, our Compensation and People Committee made a number of meaningful changes to our executive compensation programs to deeply link our executive's compensation to our new strategy. In particular, the financial measures for all remaining performance periods in outstanding PSUs were changed to be an equal weighting of NGS ARR and non-GAAP EPS:

- **NGS ARR for Growth**. NGS ARR was chosen because it is one of our key top-line guidance metrics, and represents the return on the investments we make in next-generation security that is disproportionately driving our growth. NGS ARR is used to assess the strength and trajectory of our business and platformization that drives our NGS ARR growth.
- **Non-GAAP EPS for Profitability**. Non-GAAP EPS was chosen as a second financial measure to incentivize a balanced focus on ensuring our growth is profitable and sustainable.

We firmly believe these changes that directly linked our executive's pay to our financial and operational goals, combined with PSUs making up substantially all of our executive's pay, has directly contributed to the exceptional results our executive team has been able to deliver for our shareholders. Our executives have led our Company to deliver strong financial results, achieving record totals across key financial metrics and exceeding all our Company's full year published guidance metrics, amidst the AI-driven transformation of the cybersecurity landscape. This success has been fueled by record platformization adoption by our customers, our commitment to continuous innovation across our security platforms and next-generation security offerings, and adept strategic acquisitions.

Leading Total Shareholder Return

1-Year TSR: 100th Percentile vs. Peers

1-Year TSR vs. Peers


100%
80%
60%
40%
20%
0%
-20%
-40%
Palo Alto Networks, Inc.
91.1%
25th Percentile
-30.1%
50th Percentile
-25.5%
75th Percentile
-8.9%

3-Year TSR: 94th Percentile vs. Peers

3-Year TSR vs. Peers


200%
150%
100%
50%
0%
-50%
Palo Alto Networks, Inc.
165.5%
25th Percentile
-22.6%
50th Percentile
-9.3%
75th Percentile
36.6%

Strong Growth and Profitability in a Transformative Year

NGS ARR Grew 63% y/y

($ in billions)


$4.22
$5.58
$9.10
FY24
FY25
FY26

RPO Grew 34% y/y

($ in billions)


$12.7
$15.8
$21.2
FY24
FY25
FY26

Total Revenue Grew 24% y/y

($ in billions)


$8.03
$9.22
$11.48
FY24
FY25
FY26

Total Revenue Growth Against Our Peers

Year-over-year


24%
Peers(1)
12%

(1) Peer data for total revenue growth represents the weighted average measure of our 2026 compensation peer group members, based on size of the relevant measure, that were publicly traded as of July 31, 2026, with a comparable measure reported for the peer's last fiscal year end.

Accelerating our Strategy Through Innovation and Transformation

Next-Generation Identity Security and Next-Generation Observability

- **Idira®**. Three months following our acquisition of CyberArk, we released a next-generation identity security platform built for the AI enterprise to discover, control, and govern all identities, unifying identity posture across fragmented corporate structures, democratizing privileged access management across the entire enterprise to systematically prevent lateral threat movement and credential abuse.
- **Observability**. We entered the observability space with our acquisition of Chronosphere, a next-generation observability platform built to scale for the AI era, which provides real-time visibility into applications, infrastructure, and AI systems, while helping maintain control over data cost and value.

Network and AI Security

- **Prisma® AIRS™**. Prisma AIRS 3.0 secures the entire agentic AI lifecycle, enabling enterprises to move from observing AI interactions to safely authorizing autonomous execution with a single platform to manage the primary threats and risks of AI applications and autonomous agents. Prisma AIRS' capabilities were bolstered with Agentic Endpoint Security through our Koi acquisition, and with an AI Gateway through our Portkey acquisition.
- **Next-Generation Trust Security**. The industry's first network-native platform that unifies certificate lifecycle management with real-time network visibility and enforcement by helping automate enterprise cryptographic certificate lifecycles and address emerging compliance standards for shorter certificate lifespans.
- **Prisma SASE and Prisma Browser**. We unified the secure agentic workspace, AI-lifecycle data protection, and autonomous operations into a single, resilient, always-on SASE platform for the agentic AI era; and transformed Prisma Browser into a high performance secure AI workspace by introducing several key innovations to help provide the visibility and data security for user-to-AI application interactions and agentic interactions.

Security Operations and Cloud Security

- **Cortex XSIAM 3.5.** Takes another step toward autonomy by transforming from standard, reactive AI analytics to a proactive Agentic Security Operation Center with newly integrated Idira Endpoint Privilege Manager and Agentic Response to enable automatically triggering AI agents to investigate and respond to threats using automation rules.
- **Cortex AgentiX.** An AI-powered autonomous security operations solution enabling teams to build, deploy, and govern AI agents that can dynamically plan, investigate, and execute complex security workflows across the enterprise.

Rigorous Performance Targets: Shareholder Value Creation Driving Executive Compensation

Directly linking our financial and strategic goals to how we reward our executives is only one aspect of our commitment to pay-for-performance. Our Compensation and People Committee demands and rewards the achievement of our aggressive performance targets, requiring meaningful and sustained outperformance of our financial goals to attain an above-target payout. Notably, for fiscal 2026, the targets for each financial metric in our short-term incentive compensation plan — organic revenue and organic operating margin — were each set above the high end of our fiscal 2026 guidance published in August 2025 for their most closely comparable guidance metric, which is annual revenue and non-GAAP operating margin, respectively; and the targets for each financial metric in our equity-based compensation program — NGS ARR, and non-GAAP EPS — were set above the high end of our fiscal 2026 guidance published in August 2025 for the same metrics. We nearly met or exceeded each of these aggressive financial performance targets for fiscal 2026.

As the following graph demonstrates, the Compensation and People Committee has been rigorous in its goal setting for our long-term equity incentive compensation program. The result is that our executive compensation is directly and meaningfully linked to rigorous performance targets that seek to ensure that significant compensation is paid to our executives only when significant shareholder value creation and meaningful outperformance of our financial goals occurs.

PSU TOTAL PAYOUTS FOR RECENT COMPLETED PSU PERFORMANCE PERIODS(1)


400%
300%
200%
100%
0%
Total Payout Percentage
154%
273%
286%
FY22 PSU
FY23 PSU
FY24 PSU
Actual Payout Percentage
Maximum Potential Payout

PSU CURRENT TRACKING FOR COMPLETED FINANCIAL PERFORMANCE PERIODS(2)


300%
250%
200%
150%
100%
50%
0%
Financial Measure Achievement Percentage
214%
213%
FY25 PSU
FY26 PSU
Average Financial Measure Achievement to Date
Maximum Potential Achievement for Financial Measures

(1)

(i) "FY22 PSUs" represents the actual payout percentage relative to the target amount of PSUs based on the three-year average achievement of approximately 103% for the financial performance measure, which was year-over-year revenue growth for each year, and a 1.5x relative total shareholder return ("rTSR") modifier, as a result of a TSR percentile rank at the 98th percentile relative to the S&P 500. The maximum potential payout for the fiscal 2022 PSUs was 300%.

(ii) "FY23 PSUs" represents the actual payout percentage relative to the target amount of PSUs based on the three-year average achievement of approximately 136% for the financial performance measures, and a 2.0x rTSR modifier, as a result of a TSR percentile rank at approximately the 93rd percentile relative to the S&P 500.

(iii) "FY24 PSUs" represents the actual payout percentage relative to the target amount of PSUs based on the three-year average achievement of approximately 143% for the financial performance measures, and a 2.0x rTSR modifier, as a result of a TSR percentile rank at approximately the 92nd percentile relative to the S&P 500. See "*—Long-Term Equity Compensation—Fiscal 2024 PSUs Final Performance Results*" for more information regarding the fiscal 2024 PSUs.

(2) "FY25 PSUs" and "FY26 PSUs" each represent the results of the financial performance measures through fiscal year end 2026, which is an average of 214% for two completed fiscal years of the fiscal 2025 PSUs, and an average of 213% for one completed fiscal year of the fiscal 2026 PSUs, respectively, relative to the 300% maximum potential achievement for the financial performance measures. The maximum payout potential under the terms of the fiscal 2025 and fiscal 2026 PSUs is 400%; however, we have not provided or incorporated an estimate for the rTSR modifier because it is measured over the full three-year performance period. See "*—Long-Term Equity Compensation—Fiscal 2025 PSU Performance Through Fiscal 2026*," for more information on the fiscal 2025 PSUs, and "*—Long-Term Equity Compensation—Fiscal 2026 Equity Compensation*" for more information on the terms of the fiscal 2026 PSUs.

As reflected above for the PSUs with completed performance periods, even with the consistent outperformance of our financial targets combined with a maximum rTSR modifier for each PSU as a result of the Company outperforming the S&P 500 at greater than the 90th percentile over each three-year measurement period, the PSUs still do not pay out at the maximum levels. **The fiscal 2022 PSUs only attained approximately 51% of maximum potential achievement, the fiscal 2023 PSUs only attained approximately 68% of maximum potential achievement, and the fiscal 2024 PSUs only attained approximately 71% of maximum potential achievement**. Further, the completed fiscal years in the fiscal 2025 PSUs and the fiscal 2026 PSUs are each trending at approximately 71% of the maximum potential achievement for the financial performance measures, primarily driven by our outperformance in both fiscal 2025 and fiscal 2026. Over this same period of time from the end of our fiscal 2021 through our fiscal 2026, we have delivered approximately $231.6 billion of shareholder value (an increase of approximately 596%), as measured by increase in market capitalization during that period.

Shareholder Engagement in Fiscal 2026

Our Compensation and People Committee is committed to continually review and enhance our executive compensation program to ensure that it remains in the best interest of our shareholders and reflects best practices. Each year, our Compensation and People Committee considers the results of our annual Say-on-Pay vote and shareholder feedback regarding our executive compensation program.

At our 2025 Annual Meeting, 46% of shares present and entitled to vote were in favor of our fiscal 2025 executive compensation program. Although the final results of the say-on-pay vote were disappointing, we treated it as a call to action. We believe that we gain meaningful insights and perspectives from our shareholder engagement and ongoing dialogue that help inform our approach to executive compensation each year.

During fiscal 2026, we undertook extensive shareholder engagement efforts to obtain your views on our executive compensation programs, corporate governance, and other matters. Our Lead Independent Director once again played a central role in leading our shareholder outreach efforts in fiscal 2026, and was joined by the Chair of our Compensation and People Committee, to gain direct insight into your concerns and perspectives regarding our executive compensation program.

Our Lead Independent Director and management team regularly update our Board on our engagement efforts, providing summaries of the shareholder feedback receive. In fiscal 2026, there were a select few shareholders with whom we engaged that did not actively offer feedback during our discussions, and, accordingly, we drew upon on prior years' feedback from those shareholders as a guide for their perspectives on our executive compensation program.

69% Contacted	63% Engaged	24% Lead Independent Director Engaged	17 meetings with Lead Independent Director
We contacted shareholders representing 69% of our outstanding shares	We engaged in discussions with investors representing 63% of our outstanding shares	Our Lead Independent Director engaged in discussions with investors representing 24% of our outstanding shares, while offering meetings to investors representing 57% of our outstanding shares	

* Shareholder ownership, to our knowledge, as of June 30, 2026.

Executive Compensation Program Changes Guided by Shareholder Feedback

In fiscal 2026, we fully implemented a number of key changes to our executive compensation program in response to shareholder feedback, many of which were previewed in our 2025 proxy statement and were not implemented into our fiscal 2025 executive compensation programs. Those changes have been fully implemented into our fiscal 2026 executive compensation programs. In addition, your feedback during fiscal 2026 has guided several meaningful changes to our fiscal 2027 executive compensation programs.

WHAT WE DISCUSSED AND LEARNED	ACTIONS TAKEN FOR FISCAL 2026 AND FISCAL 2027
Shareholders expressed concern that the rTSR modifier in our PSUs is disproportionately weighted toward upside opportunity	• **We increased the target rTSR for 1.0x achievement** to be the 55th percentile rank from the 50th percentile rank
Shareholders expressed that we should consider ways to deepen the pay-for-performance connection in our executive compensation program	• **For the Fiscal 2026 PSUs: Maximum level of achievement for the NGS ARR measure requires outperforming the NGS ARR target by at least $400 million**, instead of $300 million, an increase of 33.3%, with the threshold for no payout similarly lowered to missing the target by at least $400 million • **For the Fiscal 2027 PSUs:** ◦ The levels for the maximum achievement and the threshold for no payout in the NGS ARR measure have been **increased a further 12.5% to $450 million** ◦ The **threshold for no payout on the non-GAAP EPS performance measure has been increased** to achieving 93% of target, instead of 90%, with the target for a maximum level of achievement lowered to achieving 107% of target
Shareholders offered variable feedback on the maximum potential payout of our CEO's annual equity compensation, with active investors expressing that we compensate our CEO in a manner sufficient to ensure his retention, and passive investors expressing that our CEO's compensation remains high without any quantitative input	• **For the Fiscal 2027 PSUs, we reduced the maximum payout by 25%, from 400% to 300% of target payout** — this will culminate in a total reduction of 50% in the maximum payout (from 600%) since fiscal 2024 • We believe this directly addresses and balances the views of our shareholders by continuing to provide compensation for our CEO and other executives that strongly incentivizes performance and retention, while reducing the overall potential payout which continues to require sustained and meaningful outperformance
Some shareholders discussed the manner in which M&A impacts our NGS ARR performance measure, particularly the CyberArk acquisition	• The fiscal 2026 PSUs and fiscal 2027 PSUs exclude **the contribution to NGS ARR of any acquisitions in which the purchase price exceeds 4% of our market capitalization** as of the acquisition closing • The CyberArk acquisition constituted an extraordinary event and circumstance that fundamentally reshaped the Company's future, necessitating revisiting the treatment of M&A across our PSUs to ensure that the intended economic outcomes of the awards were preserved • The Compensation and People Committee believes this change strikes the appropriate balance of incentivizing the strategic acquisitions that have helped fuel our growth and successfully navigate multiple industry inflection points, and which may form part of the Company's long-term performance goals, while not permitting a significant acquisition, such as CyberArk, to enable achievement of a financial performance measure on its own
Maintain commitment to not make one-time equity awards to our CEO with vesting or performance metrics that overlap with the June 2023 retention grant	• **Awarded no one-time equity awards to our CEO (or any other NEO)** in fiscal 2026

Fiscal 2026 Executive Compensation Program

Our executive compensation programs are tied to the Company's financial and operational performance, support our commitment to good compensation governance, and provide market-based opportunities to attract, retain, and motivate our executives in an intensely competitive market for qualified talent.

FISCAL 2026 PROGRAM HIGHLIGHTS

- No base salary or target short-term incentive opportunity increases in fiscal 2026 for our NEOs
- Short-term incentive plan performance thresholds provide that if the results for either financial performance measure is more than 10% below its respective target for fiscal 2026, there will be no funding or payout
- Fiscal 2026 equity compensation granted was 100% PSUs and at-risk, with two financial measures — NGS ARR and non-GAAP EPS — directly tied to our business strategy with aggressive performance targets
- Updated the revenue performance measure in our short-term incentive plan to exclude the revenue contribution of acquisitions unless taken into account when setting the performance target for the fiscal year
- Increased the performance level required for a maximum achievement in the NGS ARR financial metric
- Increased the target rTSR percentile rank needed for a 1.0x modifier to the 55th percentile rank
- Provided that the fiscal 2026 PSUs exclude the NGS ARR contribution of any acquisitions in which the purchase price exceeds 4% of our market capitalization on the day prior to the acquisition closing
- Fiscal 2026 performance resulted in: (i) 100% achievement for our NEOs under the short-term incentive plan; and (ii) with respect to the PSUs granted to our NEOs in fiscal 2024, fiscal 2025, and fiscal 2026, a 213% average achievement relative to the fiscal 2026 targets for the financial measures NGS ARR and non-GAAP EPS

Compensation Decision-Making Framework

In designing the executive compensation program for fiscal 2026, our Compensation and People Committee sought and received advice from its independent compensation consultant, Meridian Compensation Partners ("Meridian"). Based on this advice and in consultation with Meridian, the Compensation and People Committee followed a framework that provided our executive compensation program was designed in a structured and objective manner and ensured target compensation levels reflect our pay-for-performance philosophy, aligned compensation with our shareholders' interests, motivated our executives, was competitive, and reflected our shareholders' input and compensation best practices. This framework consists of the following elements; however, our Compensation and People Committee does not apply a formula or assign relative weights to specific elements:

Decision-Making Inputs

	Financial Performance	Shareholder Returns	Strategic Objectives	Performance Assessment	Other Considerations
For CEO	Fiscal 2025 financial and operational results vs. plan and consensus on key financial measures	One-, two-, and three-year TSR performative relative to peers and S&P 500	Company performance against fiscal 2025 strategic objectives	Determined by the Board	• Say on Pay • Retention; talent market conditions • Long-term goals • Time in role • Role criticality
For Other Executives				Determined by the CEO	

Elements of Compensation

The following table lists the pay elements of our fiscal 2026 programs and the purpose they served:

	Pay Element	Purpose	Performance Period	Performance Metric
Fixed Pay	**Base Salary**	• Designed to be market-competitive and attract and retain talent	N/A	N/A
At Risk Pay	**Short-Term Incentive Opportunity**	• Incentivize achievement of near-term financial and operational objectives, consistent with longer-term goals	Annual	• Organic revenue for fiscal 2026 • Organic operating margin for fiscal 2026 • Corporate responsibility modifier
At Risk Pay	**Performance-Based Restricted Stock Units (PSU)**	• Reward long-term profitability and superior long-term performance relative to peers • Create deep alignment with shareholders • Facilitate executive retention	Three years	• Average of NGS ARR and Non-GAAP EPS for fiscal 2026, 2027, and 2028 • TSR of the Company relative to the S&P 500 (the "relative TSR" or "rTSR") for fiscal 2026 through 2028

Fiscal 2026 Executive Compensation Program Components

Base Salary

Base salary is the primary fixed component of our executive compensation program. Base salary is used to compensate our executive officers for services rendered during the fiscal year and to ensure that we remain competitive in attracting and retaining executive talent.

The initial base salaries for our executive officers are established through arm's-length negotiation at the time of hire considering his or her position, qualifications, experience, and the salaries of our other executive officers. Our Compensation and People Committee reviews the base salaries of each NEO annually and makes adjustments, if any, as it determines to be reasonable and necessary consistent with the factors described under "*—Compensation Decision-Making Framework*" and "*—Executive Compensation Policies and Practices—Compensation-Setting Process.*"

In August 2025, our Compensation and People Committee reviewed the base salaries of our NEOs, considering the elements of its decision-making framework and Meridian's competitive market analysis, and determined to not make any adjustments to base salaries for fiscal 2026.

NO INCREASE IN BASE SALARY FOR ANY NEO IN FISCAL 2026

The table below shows the base salary for each NEO for fiscal 2026 and fiscal 2025.

Name	Base Salary End of Fiscal 2025	Base Salary End of Fiscal 2026
Mr. Arora	$1,000,000	$1,000,000
Mr. Golechha	$ 600,000	$ 600,000
Mr. Jenkins	$ 750,000	$ 750,000
Mr. Klarich	$ 550,000	$ 550,000
Mr. Zuk(1)	$ 430,000	$ —

(1) Mr. Zuk ceased being an executive officer of the Company as of August 14, 2025, and received a base salary through such date.

Short-Term Incentive Compensation

We use short-term incentive compensation to motivate our NEOs to achieve our annual financial and operational objectives, while making progress towards our longer-term strategic and growth goals. As a standard practice, we establish the initial target short-term incentive compensation opportunity for each of our executive officers at 100% of their respective base salary. Our Compensation and People Committee reviews the target short-term incentive compensation opportunities of each NEO annually and makes adjustments, if any, as it determines to be reasonable and necessary in line with the factors described under "*—Compensation Decision-Making Framework*" and "*—Executive Compensation Policies and Practices—Compensation-Setting Process.*"

The target short-term incentive compensation opportunities for our NEOs are expressed as a percentage of their respective base salaries. In August 2025, our Compensation and People Committee reviewed the target short-term incentive compensation percentages for our NEOs, considering the elements of its decision-making framework and Meridian's competitive market analysis, and determined to not make any adjustments for fiscal 2026.

NO INCREASE IN TARGET SHORT-TERM INCENTIVE COMPENSATION FOR ANY NEO IN FISCAL 2026

The following table shows the target short-term incentive compensation percentage for fiscal 2026 and the corresponding target and maximum dollar values. No changes were made from fiscal 2025.

Name	Target Annual Incentive Compensation Opportunity (as a % of base salary) at end of Fiscal 2026	Fiscal 2026 Target Annual Incentive Compensation Opportunity	Fiscal 2026 Maximum Annual Incentive Compensation Opportunity
Mr. Arora	100%	$1,000,000	$1,650,000
Mr. Golechha	100%	$ 600,000	$ 990,000
Mr. Jenkins	100%	$ 750,000	$ 1,237,500
Mr. Klarich	100%	$ 550,000	$ 907,500
Mr. Zuk(1)	—%	$ —	$ —

(1) Mr. Zuk ceased being an executive officer of the Company as of August 14, 2025 and ceased being entitled to a fiscal 2026 annual inventive payment as of such date.

Fiscal 2026 Short-Term Incentive Compensation Plan

Our Compensation and People Committee adopted a short-term annual incentive compensation plan for fiscal 2026 to cover all employees that are not paid sales incentive payments, including our NEOs, and approved the target levels for the annual financial objectives that were challenging and required substantial skill and effort from our executives and senior management to achieve.

As shown in the graphic below, payouts under the annual incentive plan for our NEOs are calculated using a target award multiplied by a factor based on the achievement of two financial performance measures—annual organic revenue and annual organic operating margin—which are defined below. The total potential payout under the annual incentive plan to all participants is capped at 150% of the target annual amounts, before application of the corporate responsibility modifier. The payout can be increased or decreased by up to ten percent, based on measured progress toward certain corporate responsibility goals set by the Compensation and People Committee at the beginning of the fiscal year. Accordingly, annual incentive payouts for our NEOs can range from 0% to 165% of the target amount after application of the corporate responsibility modifier. In addition, if the performance of either financial performance measure is more than 10% below its respective target for fiscal 2026, then there will be no funding our payout of the incentive plan. A payout of up to 100% of the target incentive compensation opportunity is made on a semi-annual basis. Payouts may be settled in either cash or a grant of an equity award at the discretion of our Compensation and People Committee and/or our Board.

Target Award	x	Financial Performance Measures Achievement vs. Target	x	Corporate Responsibility Modifier	=	Payment Amount
		Annual Organic Revenue; Annual Organic Operating Margin		-10% 0% +10%		0% Payout Range 165%

Financial Performance Measures

For fiscal 2026, our Compensation and People Committee selected annual organic revenue and annual organic operating margin as the corporate financial performance measures.

Corporate Performance Metric		What It Is	Why It's Important
	Organic Revenue	Total revenue for fiscal 2026, excluding the revenue contribution from companies that we acquired during our fiscal 2026 unless taken into account when setting the target	Revenue is an important growth metric and a key topline metric that is directly tied to shareholder value creation
	Annual organic operating margin	Fiscal 2026 non-GAAP operating margin, excluding the effects of acquisitions and dispositions in fiscal 2026 and bonus payout in excess of 100% of the target annual incentive under our annual incentive plan	This profitability measure is tied to management performance and profit we generate for shareholders

- **Design.** Provide incentives for management to make decisions to balance investments in growth and profitability.
- **Pay and Performance Relationship.** Potential payouts under the annual incentive compensation plan were based on a set of curves representing different performance levels for organic operating margin and revenue. The curves were designed with hurdles for each achievement level, rather than linear interpolation, to require significant outperformance above each curve to move to the next payout level. Our Compensation and People Committee believes that this ensures that a payout at any level above target requires meaningful outperformance of our goals. Performance below the threshold performance goal for either performance metric, which is a missing a target by more than 10%, results in no payout, and performance above the maximum curve results in a formulaic payment maximum of 150% (before application of the corporate responsibility modifier) regardless of the level of outperformance.

- **Target Setting.** Our fiscal 2026 operating plan approved in August 2025 was used to set the organic revenue and organic operating margin targets for the annual incentive plan. Performance at the high end of the targets was required for an above 100% payout.
- **Difficulty of Achieving Targets.** The fiscal 2026 target for organic revenue represented growth of approximately 14% above the prior year actual revenue and above the high end of our fiscal 2026 guidance published in August 2025 for total revenue. In addition, the target for organic operating margin was set above the high end of our fiscal 2026 guidance published in August 2025 for its most closely comparable guidance metric, which is non-GAAP operating margin. We believe these performance goals were set at an appropriate level of stretch performance based on our internal financial projections, the macroeconomic environment, our fiscal 2026 guidance published in August 2025, and other factors.

The graph below contains the curves used to determine payouts in the fiscal 2026 annual incentive plan.

Fiscal 2026 Short-Term Annual Incentive Compensation Plan Curves and Payout


FY26 Organic Operating Margin
600 bps
500 bps
400 bps
300 bps
200 bps
100 bps
0 bps
-100 bps
-200 bps
-300 bps
-400 bps
-500 bps
FY26 Actual**
FY26 Target*
95%
98%
100%
103%
105%
FY26 Revenue as a Percent of Plan
150%
140%
130%
120%
110%
100%
90%
80%
70%
60%
50%
0%
VIP Funding as a Percent of Target

	FY26 Thresholds	FY26 Targets*	FY26 Actual**	FY26 Payout
Organic Revenue[1]	$9,500M	$10,555M	$10,548M	**100% of Target**
Organic Operating Margin[1]	26.8%	29.8%	30.2%	

(1) The calculation of organic revenue and actual organic operating margin achieved for fiscal 2026 is provided in Appendix A to this Proxy Statement.

Corporate Responsibility Modifier

To ensure a link between executive compensation and our corporate responsibility goals, we included a corporate responsibility modifier for our NEOs in the fiscal 2026 annual incentive plan, which can adjust the payout level resulting from the financial performance measures described in the prior section up or down by up to 10% based on the Company's results measured against a scorecard with climate, human capital, and compliance measures. For fiscal 2026, no adjustments to our NEOs' calculated payouts under the annual incentive plan were made as a result of the corporate responsibility modifier, and our Compensation and People Committee made no discretionary changes to annual incentive plan payouts. The following table sets forth the fiscal 2026 scorecard measures and results related to the corporate responsibility modifier to our fiscal 2026 annual incentive plan.

<table>
<tr><th></th><th></th><th>FY26 Corporate Responsibility Scorecard Measures</th><th>FY26 Results</th></tr>
<tr><td rowspan="4">Corporate Responsibility Modifier
(90% to 110%)</td><td>Climate</td><td>1. Progress towards FY27 climate commitments
2. Pilot two Product Carbon Footprints for representatives hardware products</td><td>On Target
• Progress on climate targets
• Completed pilot with six hardware product carbon footprints</td></tr>
<tr><td>Human Capital Practices</td><td>3. Employee engagement</td><td>On Target
• eNPS score of 30, +14 points above industry benchmarks, highlighting relative strength compared to other companies</td></tr>
<tr><td>Compliance</td><td>4. Corporate Sustainability Reporting Directive readiness
5. California Climate Disclosure Readiness</td><td>On Target
• Completion of metrics and controls readiness initiatives
• Completion of California climate disclosure readiness</td></tr>
<tr><td colspan="3">• Compensation and People Committee assessment is objectively based on the totality of fiscal 2026 results on the scorecard
• Compensation and People Committee determined there would be no adjustment to the fiscal 2026 annual incentive plan based on fiscal 2026 results for the corporate responsibility modifier</td></tr>
</table>

LONG-TERM EQUITY COMPENSATION

Our long-term equity compensation is designed on the basis of our pay-for-performance philosophy, directly tying Company strategic and financial goals to compensation, rewarding strong performance and motivating outperformance with aggressive targets, to drive robust long-term performance for our Company and value creation for shareholders.

Over the past five years, 100% of the long-term equity compensation granted to our NEOs was performance-based (aside from Mr. Jenkins's new hire RSU award).


100%

FISCAL 2026 EQUITY COMPENSATION

100% OF EQUITY GRANTED TO NEOs IN FISCAL 2026 WAS PERFORMANCE-BASED

In fiscal 2026, 100% of the annual equity awards granted to our NEOs are PSUs, resulting in all such compensation being at risk and performance-based. The Compensation and People Committee determined the size of the awards based on the compensation market data provided by the Committee's independent compensation consultant, sustained strong performance, leadership skills, and valuable contributions to the Company of our NEOs over their tenure and, particularly, fiscal 2025.

To determine the size of the fiscal 2026 PSU awards, our Compensation and People Committee utilized the framework developed in partnership with Meridian to identify objective factors that should be considered in determining the size of any compensation. In addition, the Compensation and People Committee considered the performance of each NEO, including the CEO's recommendation with respect to NEOs other than himself, to determine the appropriate fiscal 2025 target compensation levels. More information about this process and the framework utilized can be found under "—*Compensation Decision-Making Framework*" and "—*Executive Compensation Policies and Practices—Compensation-Setting Process*."

As a result of this process, in August 2025, our Compensation and People Committee determined it was appropriate and in the best interest of our shareholders to make increases to the target value of each executive's PSU grant in fiscal 2026. Our Compensation and People Committee considered a number of factors, including:

- We met or exceeded our fiscal 2025 plan and consensus expectations (as of August 2024) for each of revenue, NGS ARR growth, non-GAAP operating margin and non-GAAP EPS.
- Our meaningful one-year and three-year TSRs as compared to our compensation peer group and the S&P 500, including, being at the 50th and 87th percentile of the S&P 500, respectively.
- We had executed on all primary strategic objectives.
- The increased need for continued stability in our high performing executive team in light of the announcement of the intent to acquire CyberArk, the inflection point that was occurring due to the emergence of generative and agentic AI, and the highly competitive market for proven executive talent.
- The need to incentivize our executive team to rise to the occasion and execute on our ambitious strategy to be the preeminent end-to-end cybersecurity platform for the AI era.
- The target value for the PSUs determined to be granted to our CEO resulted in the CEO's total target compensation being at the 88th percentile rank among our compensation peer group in fiscal 2026, maintaining substantially the same percentile rank for our CEO's total target compensation as in fiscal 2025 (which was the 87th percentile).
- Even with an increase in the target value for PSUs to our executives, the Compensation and People Committee is establishing rigorous performance goals that would require meaningful and sustained outperformance to receive an above-target payout, including through: (i) increasing the midpoint for a 1.0x relative TSR modifier to the 55th percentile rank relative to the S&P 500, (ii) increasing the performance level required for a maximum level of achievement on the NGS ARR performance metric; and (iii) establishing rigorous financial targets for each financial performance measure.

The following table shows the target value of PSU grants made to our NEOs in fiscal 2025 and fiscal 2026. The actual target number of shares subject to the fiscal 2026 PSUs was determined based on the trailing 14-calendar day average closing price of our common stock as of, and inclusive of, the date of grant, rounded down to the nearest whole share.

Name	Targeted Value for PSUs Granted for fiscal 2025 ($)	Targeted Value for PSUs Granted in fiscal 2026[1] ($)
Mr. Arora	44,000,000	54,000,000
Mr. Golechha	13,000,000	15,000,000
Mr. Jenkins	13,000,000	15,000,000
Mr. Klarich	5,000,000	10,000,000
Mr. Zuk[2]	—	—

(1) The target value for PSUs granted in fiscal 2026 does not align with amounts reflected for 2026 in the Stock Awards column of the Summary Compensation Table due to accounting valuation methodologies. For more information, see "—*Variation Between Fiscal 2026 Equity Award Values and Equity Compensation Reported in Summary Compensation Table*" below.

(2) Mr. Zuk did not receive an equity grant for fiscal 2025 or fiscal 2026 and ceased being an executive officer of the Company as of August 14, 2025.

FISCAL 2026 PSU DESIGN

The fiscal 2026 PSUs have a three-year performance period spanning the Company's fiscal years 2026, 2027, and 2028. Performance targets for the financial performance measures are established by the Compensation and People Committee at the beginning of each fiscal year. The relative TSR modifier is measured over all three years.

The Compensation and People Committee determined that continuing our design of a three-year measurement period for the relative TSR modifier and three one-year measurement periods for the financial performance measures is best aligned with our pay-for-performance philosophy. Setting financial targets annually enables our Compensation and People Committee to ensure, and continue to incentivize, a high level of performance in our executive team through setting appropriately aggressive performance targets each year, informed by and tailored to the current state of the Company and our annual financial and strategic plans. This enables setting appropriate stretch goals each year as opposed to setting an inflexible three-year performance measurement period for financial performance measures, which may not be able to account for any changes in our business strategies, our Board priorities, or the best interests of our shareholders, which may change on a year-to-year basis, particularly in times of significant industry change.

The fiscal 2026 PSUs have a substantially similar design as the fiscal 2025 PSUs, except for the following changes, which were guided, in part, by shareholder insights:

- **Increased rTSR Target**. Target performance for the relative TSR modifier was increased to the 55th percentile, from the 50th percentile.
- **Increased NGS ARR Performance Targets**. The NGS ARR performance level required for attainment of the maximum level of achievement of 300% was increased to $400 million — an increase of 33.3% — while the threshold below which no payout is earned was similarly adjusted, now set at $400 million below target.
- **Contribution of Acquisitions to NGS ARR**. The NGS ARR performance measure, as amended, excludes the NGS ARR contribution of any acquisition with a purchase price that exceeds 4% of our market capitalization as of the day immediately prior to the closing of the acquisition. NGS ARR contributed from any other acquisition is included in the NGS ARR performance measure.
  - The CyberArk acquisition constituted an extraordinary event and circumstance that fundamentally reshaped the Company's future, necessitating revisiting the treatment of mergers and acquisitions across our PSUs to ensure that the intended economic outcomes of the awards were preserved. As a result of extensive deliberations during fiscal 2026, including consultation with Meridian, our Compensation and People Committee determined that it would be most appropriate, and in the best interest of our shareholders, to amend the 2026 PSUs, which initially excluded the NGS ARR contributions from all acquisitions, to exclude the contribution of significant acquisitions in which the purchase price exceeds 4% of our market capitalization as of the closing of the acquisition. This structure strikes the appropriate balance by incentivizing the management team to pursue strategic acquisitions that can fuel our growth

and contribute to our successfully navigating industry inflection points, while not permitting a single significant acquisition, such as the CyberArk acquisition, to enable achievement of a financial performance measure on its own.

- The 4% threshold is appropriate in light of the purchase prices for our historical acquisitions as a percentage of our then-current market capitalization. In conducting this review, our Compensation and People Committee analyzed 24 acquisitions completed by the Company during the period from fiscal 2019 through fiscal 2026, which ranged from less than 1% to approximately 16% of the Company's market capitalization, each as of the closing of the acquisition. Excluding the CyberArk acquisition, the top end of this range was approximately 3% of the Company's market capitalization. Accordingly, the Compensation and People Committee determined that acquisitions below the 4% threshold are generally consistent with the Company's normal-course, ongoing acquisition strategy to acquire complementary technology, talent, or product capabilities in the ordinary course of business, and do not represent the type of transformative or extraordinary transactions that would fundamentally alter the Company's growth profile, business mix, or organic growth trajectory in a manner that should be excluded from the calculation of NGS ARR for purposes of measuring performance under our equity award programs.
- As a result, the financial results generated from our acquisition of CyberArk during fiscal 2026 were excluded from the calculation of NGS ARR for the purposes of our fiscal 2026 PSUs, while including the contribution of our other acquisitions in fiscal 2026. This change resulted in an increased NGS ARR performance achievement for the fiscal 2026 performance period for the fiscal 2026 PSUs. Consistent with this, our Compensation and People Committee determined to exclude the contribution to NGS ARR of the CyberArk acquisition for the fiscal 2026 performance period across our fiscal 2024 and fiscal 2025 PSUs, which did not have an impact on the fiscal 2026 NGS ARR attainment percentage for those PSUs.
- The Compensation and People Committee considered a lower threshold that would have captured our acquisition of Chronosphere, but determined that Chronosphere was not an acquisition that fundamentally altered the Company's growth profile, business mix, or organic growth trajectory for various reasons, including the fact that it did not result in a fundamentally new platform category for the Company. Rather, the Chronosphere acquisition, like many of the Company's ordinary course acquisitions, allowed us to acquire complementary technology and talent. The Compensation and People Committee intends to periodically reassess the threshold in light of the Company's evolving size, acquisition history, and market capitalization, to ensure it continues to appropriately distinguish ordinary-course acquisition activity from larger, non-recurring transactions that could distort the intended pay-for-performance alignment of the NGS ARR metric.

Subject to a maximum of 400% of the target PSUs, the number of PSUs that become eligible to vest (the "Eligible PSUs") is based on the product of the following (with the result rounded down to the nearest whole share): (i) the target number of PSUs multiplied by (ii) the average of achievement percentages for the two financial measures—NGS ARR and annual Non-GAAP EPS—for each year within the performance period. The Eligible PSUs are then multiplied by the rTSR modifier over the full three-year performance period. The following graphic illustrates how the final fiscal 2026 PSU achievement level is determined. Linear interpolation is used to determine the final achievement percentages and rTSR modifier between any of the levels represented below.

Target Number of PSUs Granted		Annual NGS ARR	Achievement %		Annual Non-GAAP EPS	Achievement %		rTSR percentile rank vs. S&P 500 over three-years	rTSR modifier		PSU Achievement Level	
		≥ $400 million above target	300%		≥ 110% of target	300%		≥ 90th percentile	2.0x		Max	400%
	X	= $200 million above target	200%	**Average achievement percentage**	= 105% of target	200%	X	= 75th percentile	1.5x	=	High	300%
		= target	100%		= target	100%		= 55th percentile	1.0x		Target	100%
		= $200 million below target	50%		= 95% of target	50%		≤ 25th percentile	0.75x		Low	37.5%
		≤ $400 million below target	0%		≤ 90% of target	0%					<Threshold	0%

(1) If the Company's TSR for a period is at least 0%, then the rTSR modifier will be equal to the actual resulting rTSR modifier. However, if the Company's TSR is less than 0%, then the rTSR modifier will be the lower of the resulting rTSR modifier and 100% of target.

Calculation Methodologies

- **Financial Performance Measures**
  - **NGS ARR** is the Company's annual recurring revenue for its Next-Generation Security business, as of the last day of the relevant fiscal year, excluding the contribution of merger and acquisition transactions consummated in the relevant fiscal year in which the purchase price for the acquisition exceeds 4% of our market capitalization as of the day immediately prior to the closing of the acquisition (unless such acquisition was taken into account for purposes of setting the target NGS ARR for the relevant fiscal year). Palo Alto Networks defines NGS ARR as the annualized allocated revenue of all active contracts as of the final day of the reporting period related to all product, subscription, and support offerings, excluding revenue from hardware products, legacy attached subscriptions, support offerings, and professional services.
  - **Annual Non-GAAP EPS** is the Company's non-GAAP net income per diluted share, calculated in a manner consistent with the calculation of the target Non-GAAP EPS for such fiscal year, as adjusted to exclude the impact of merger and acquisition transactions consummated in the relevant fiscal year (except to the extent such a transaction is taken into account by the Compensation and People Committee when establishing the target non-GAAP EPS for the relevant fiscal year).
- **rTSR Modifier** is calculated based on the TSR of the Company over the three-year performance period relative to the TSRs of the indexed companies over the same period. The indexed companies are those that are a component of the S&P 500 Index on both the last day of the performance period and the first day of the performance period. TSR for each company is calculated on a per share basis as (i) the ending price plus dividends per share paid during the performance period minus the beginning price, divided by (ii) the beginning price. The beginning and ending stock prices are calculated using the average of the closing trading prices of the relevant company for the thirty consecutive trading days ending with the last trading day before the beginning of the performance period (for the beginning price) and the last trading day of the performance period (for the ending price). If our TSR over the performance period is negative, the rTSR modifier is capped at 1.0x regardless of our relative percentile ranking.
- **Linear Interpolation** is used to determine the achievement percentage for each financial performance measure and the rTSR modifier to the extent the actual resulting NGS ARR, Non-GAAP EPS, or rTSR percentile rank for a performance period is between any of the thresholds shown above.
- **Maximum Payout is Capped** at 400% of the target PSUs.

FISCAL 2026 PSU PERFORMANCE THROUGH FISCAL 2026

The following table shows the structure of the fiscal 2026 PSUs along with the fiscal 2026 achievement for the two financial measures relative to their respective targets. As described above, the NGS ARR contribution from CyberArk is excluded from the fiscal 2026 NGS ARR results below because the CyberArk purchase price was greater than 4% of our market capitalization as of the day prior to the acquisition closing; and the impact of our acquisitions not taken into account when setting the fiscal 2026 non-GAAP EPS target are excluded from the non-GAAP EPS results below.

Executive PSU Program | Fiscal 2026 PSU Award

	Measure Type	FY26	FY27	FY28
FY26 PSU Grant (Made August 2025)	Financial Metrics	**NGS ARR ($B)** Target: $7.20 Actual: $7.69 **Non-GAAP EPS*** Target: $3.86 Actual: $3.91 **Achievement:** 213%	Average of NGS ARR vs. Target and Non-GAAP EPS vs. Target	Average of NGS ARR vs. Target and Non-GAAP EPS vs. Target
	Relative TSR	**Three-Year Relative TSR vs S&P 500**		

Final Payout = Average of Annual Financial Measure Achievements
X
Relative TSR Modifier
(with final payout capped at a maximum of 400% of target PSUs)

Start and End of Performance Period

*See Appendix A for a reconciliation of GAAP to non-GAAP measures and other information

FISCAL 2025 PSU PERFORMANCE THROUGH FISCAL 2026

The fiscal 2025 PSUs have a three-year performance period spanning the Company's fiscal years 2025, 2026, and 2027. Performance targets for the financial performance measures are established by the Compensation and People Committee at the beginning of each fiscal year, and the relative TSR modifier is measured over all three years of the performance period. The calculation for each of NGS ARR, Non-GAAP EPS, and the rTSR modifier for the fiscal 2025 PSUs is determined in the same manner as described in the section above titled "—*Fiscal 2026 PSU Design*," except that:

- Target performance for the relative TSR modifier is at the 50th percentile; and
- The NGS ARR performance level required for attainment of the maximum level of achievement of 300% and the threshold for no payout remains at exceeding target by at least $300 million or missing the target by at least $300 million, respectively.

The following table shows the structure of the fiscal 2025 PSUs along with the fiscal 2025 and fiscal 2026 achievement percentages for the financial measures relative to their respective targets. As described above, the NGS ARR contribution from CyberArk is excluded from the fiscal 2026 NGS ARR results below (which did not have an impact on the fiscal 2026 NGS ARR attainment percentage for the fiscal 2025 PSUs); and the impact of our acquisitions not taken into account when setting the non-GAAP EPS target for relevant year are excluded from the non-GAAP EPS results described below.

Executive PSU Program | Fiscal 2025 PSU Award

	Measure Type	FY25	FY26	FY27
FY25 Grant (Made August 2024)	Financial Measures	**NGS ARR ($B)** Target: $5.40 Actual: $5.58 **Non-GAAP EPS*** Target: $3.16 Actual: $3.34 **Achievement:** 216%	**NGS ARR ($B)** Target: $7.20 Actual: $7.69 **Non-GAAP EPS*** Target: $3.86 Actual: $3.91 **Achievement:** 213%	Average of NGS ARR vs. Target and Non-GAAP EPS vs. Target
	Relative TSR	**Three-Year Relative TSR vs S&P 500**		

Final Payout = Average of Annual Financial Metric Payouts

X

Relative TSR Modifier

(with final payout capped at a maximum of 400% of target PSUs)

Start and End of Performance Period

*See Appendix A for a reconciliation of GAAP to non-GAAP measures and other information

FISCAL 2024 PSUs FINAL PERFORMANCE RESULTS

The fiscal 2024 PSUs have a three-year performance period spanning the Company's fiscal years 2024, 2025, and 2026. Performance targets for the financial performance measures were established by the Compensation and People Committee at the beginning of each fiscal year, and the relative TSR modifier was measured over all three years of the performance period.

Fiscal 2025 Changes. In fiscal 2025, the fiscal 2024 PSUs were changed as follows:

- The maximum potential payout was reduced to 400%; and
- For all remaining performance periods — fiscal 2025 and fiscal 2026 — the financial performance measures were changed from year-over-year billings growth achievement to an average of the achievements of NGS ARR and non-GAAP EPS.

The calculation for each of NGS ARR, Non-GAAP EPS, and the rTSR modifier for the fiscal 2024 PSUs is determined in the same manner as the fiscal 2025 PSUs as described in the section above titled "*—Fiscal 2025 PSU Performance through Fiscal 2026*." The number of PSUs that ultimately vest for the fiscal 2024 PSUs is equal to the product of (i) the target number of PSUs, (ii) the average of the achievement percentages for the financial measures for each fiscal year in the performance period, and (iii) the rTSR modifier as measured over the three-year performance period, as shown below.

		Average of Annual Financial Measure Achievements						
Target Number of PSUs Granted	X	**FY24** Year-over-Year Billings Growth vs. Target	**FY25** Average of NGS ARR vs. Target and Non-GAAP EPS vs. Target	**FY26** Average of NGS ARR vs. Target and Non-GAAP EPS vs. Target	X	**FY24-FY26** rTSR Modifier	=	Number of PSUs Vested

The following charts show the final achievement of our fiscal 2024 PSUs granted to our NEOs as determined by our Compensation and People Committee, based on the following:

- **Financial Performance Measures:** An approximate 143% average achievement for the financial measures, with each year's determined as follows:
  - Fiscal 2024: 0% achievement based on year-over-year billings growth of 11% relative to a target of 17.9%;
  - Fiscal 2025: 216% achievement based on an average of the achievements of actual NGS ARR of $5.58 billion relative to a target of approximately $5.40 billion, and actual Non-GAAP EPS of $3.34 (excluding the impact of any acquisitions not accounted for when setting the target for fiscal 2025) relative to a target of $3.16; and
  - Fiscal 2026: 213% achievement based on an average of the achievements of actual NGS ARR of $7.69 billion (excluding the NGS ARR contribution of CyberArk in fiscal 2026, which exclusion did not have an impact on the fiscal 2026 NGS ARR attainment percentage for the fiscal 2024 PSUs) relative to a target of $7.20 billion, and actual Non-GAAP EPS of $3.91 (excluding the impact of any acquisitions not accounted for when setting the target for fiscal 2026) relative to a target of $3.86.
  - See Appendix A for a reconciliation of GAAP to non-GAAP measures and other information.
- **rTSR:** A rTSR modifier of 2.0x was determined based on our relative TSR over the three-year performance period ending on July 31, 2026 measured against the S&P 500 being at the 92nd percentile.
- **Total Final Payout:** Approximately 286% of target PSUs granted.

Average of the Three-Year Performance Achievements for Financial Measures


150%
120%
90%
60%
30%
0%
143%
Performance Achievement

rTSR Modifier


92nd percentile
90th
75th
50th
25th
2.00x
1.50x
1.00x
0.75x
Percentile
rTSR Modifier

OUR APPROACH TO ONE-TIME AWARDS TO NEOs

The Compensation and People Committee believes it may be necessary from time-to-time to make one-time awards outside of the normal grant cycle in certain circumstances, primarily to attract new executives, internally promote an executive, or for retention purposes, including to counter an external competing offer to one of our executives.

In considering these awards, the Compensation and People Committee follows the following principles:

- For new hire awards, time-vested equity should compensate the executive for a portion of the unvested equity they would forfeit from their current role or forgo from a competing offer. Any additional upside should be delivered through performance-based equity, such that a majority of the total equity value is performance-based.
- For promotion and retention awards, the majority of the award should be performance-based and any time vested equity should be granted only if the employee's existing unvested equity is low compared to market or internal peers.

No one-time equity awards were made in fiscal 2026 to any of our NEOs.

FISCAL 2023 CEO RETENTION AWARD

As disclosed previously, during fiscal 2023, our Compensation and People Committee granted Mr. Arora, our Chief Executive Officer, a performance-based restricted stock unit retention award. The decision was reached following a rigorous and data-driven assessment by our Compensation and People Committee. The award recognizes Mr. Arora's instrumental role in transforming our Company, the Board's conviction that Mr. Arora's vision, strategic acumen, and operational excellence are critical to the continued growth and success of our business, and that our Compensation and People Committee and Board firmly believe that Mr. Arora's retention is in the best interest of our shareholders.

The 2023 Retention Award was structured with the following features:

- A five-year cliff before any compensation from the award can be realized
- A payout tied to our TSR over the five-year performance period relative to the TSRs of the companies that are a component of the S&P 500 Index on both the first and last day of the performance period, with the relative TSR calculated in the same manner as the fiscal 2026 PSUs described above in the section "*–Fiscal 2026 Equity Compensation—Fiscal 2026 PSU Design*," except that the beginning and ending stock prices are calculated using the average of the closing trading prices of the relevant company for the 60 consecutive trading days ending with the last trading day before the beginning of the performance period and the end of the performance period, respectively
- A target performance level tied to achieving the 55th percentile relative to the S&P 500 index companies, a minimum threshold level of performance requiring no less than achieving the 40th percentile for any shares to be earned, and linear interpolation between performance levels that fall between the threshold and maximum levels of performance

5-year Cliff

Enhances retention benefits of the award, requiring Mr. Arora to remain employed through the entire duration of the five-year performance period to receive any value

Relative TSR

Relative TSR as compared to the S&P 500 utilized to ensure that the value of the award is directly linked to our performance and value creation for our shareholders

rTSR percentile rank vs. S&P 500 over five-years	Shares Entitled to Vest
≥ 90th percentile	1,500,000
= 75th percentile	1,250,000
= 55th percentile	1,000,000
= 40th percentile	500,000
< 40th percentile	0

As of July 31, 2026, since the first day of the performance period under this award our market capitalization has grown 310% to approximately $270.4 billion.

Our Compensation and People Committee has committed not to grant Mr. Arora, our Chief Executive Officer, additional one-time equity awards of any variety with vesting or performance metrics that would overlap with the one-time performance-based restricted stock unit retention award granted to him in June 2023.

Fiscal 2027 Compensation Decisions

As part of the continuing evolution of our compensation programs in response to the results of our shareholder "Say-on-Pay" advisory vote at the 2025 annual meeting of shareholders, shareholder feedback, and the advice received from Meridian, the Compensation and People Committee implemented important changes to our compensation programs for fiscal 2027.

300% Maximum PSU Payout	**Reduced maximum potential PSU payout by 25%, from 400% to 300%** • Directly responsive to shareholder feedback • Balances continuing to provide compensation strongly incentivizing retention, while reducing overall potential payout
PSU Pay-for-Performance Alignment	**NGS ARR: Maximum achievement level requires performance at least $450 million above target, a 12.5% increase**, while the threshold for no payout has similarly been lowered to missing the target by $450 million **Non-GAAP EPS: Threshold for no payout has been increased to achieving 93% of target, a three percentage point increase**, while the target for a maximum level of achievement has been lowered to achieving at least 107% of target
NGS ARR Contributions from M&A	**Exclude the NGS ARR contribution from acquisitions in which the purchase price for the acquisition exceeds 4% of our market capitalization** at the time of the acquisition

Executive Compensation Policies and Practices

Our Compensation Governance Best Practices

We believe our executive compensation program represents recognized best practice and reflects principles that align the compensation of our NEOs with the long-term interests of our shareholders.

INDEPENDENT DECISION-MAKING, ALIGNED WITH OUR CORPORATE VALUES

- ✔ 100% Independent Compensation and People Committee
- ✔ Independent compensation consultant
- ✔ Annual review of compensation strategy
- ✔ Consideration of annual Say-on-Pay vote and other shareholder feedback
- ✔ Maintain our commitments to our shareholders

COMPENSATION BEST PRACTICES

Pay for Performance

- ✔ Substantially all of compensation is performance-based and at-risk — 98% of our CEO's and ~96% (on average) of other current NEO's
- ✔ 100% of equity awards granted to our NEOs in fiscal 2026 were performance-based and at-risk
- ✔ 100% of short-term incentive compensation is performance-based and at-risk
- ✔ Inclusion of corporate responsibility modifier in short-term incentive plan
- ✔ Use of multiple financial performance measures in both the short-term incentive plan and long-term equity incentive program
- ✔ Short-term incentive plan and long-term equity incentive program use different financial performance measures

Compensation Policies

- ✔ Robust stock ownership guidelines for NEOs
- ✔ One-year post-vest holding period for all NEOs, including our CEO, subject to limited exceptions
- ✔ Meaningful compensation recovery and clawback policies
- ✔ Reasonable perquisites and personal benefits
- ✔ Assessing and implementing the advice of independent compensation consultant, including a decision-making framework to further ensure alignment of executive compensation decision with our pay-for-performance philosophy

What We Don't Do

- × No single trigger vesting of equity awards on occurrence of a change in control
- × No dividends paid on unvested equity
- × No hedging or pledging, except in limited circumstances with the prior approval of the Governance and Nominating Committee
- × No defined benefit plans or special executive retirement plans

Compensation-Setting Process

Timeline and Process

The compensation setting timeline and process of our Compensation and People Committee is summarized below.

August-September
- Review preceding full fiscal year performance and determine results of completed performance periods
- Review and approve annual budget and operating goals for fiscal year
- Set target compensation for fiscal year
- Determine and approve incentive equity awards to NEOs
- Determine and approve cash incentive plan

October-February
- Engage with shareholders and consider shareholder feedback
- Consider results of Say-on-Pay vote
- Review year to date performance to goals
- Review trends in executive compensation and governance
- Engage with independent compensation consultant, including peer group review and analysis of shareholder feedback


APPROVE
EVALUATE
MONITOR
PREPARE

May-July
- Review year-to-date performance relating to cash incentive plan and equity awards to goals
- Engage with independent compensation consultant and receive recommendations regarding executive compensation on design of cash incentive plan (measures, targets and payout curves) and annual PSU design (measures, targets and payout curves)
- Preview prior year compensation results and proposed executive compensation design

March-April
- Review executive compensation program to ensure that it remains competitive and aligned with shareholder interests
- Engage with management to provide feedback on design of cash incentive plan (measures, targets and payout curves) and annual PSU design (measures, targets and payout curves)
- Engage with independent compensation consultant regarding trends in compensation and governance
- Review year to date performance to goals

Participants in the Compensation Decision-Making Process

Compensation and People Committee

- Review, evaluate, and approve the compensation arrangements, plans, policies, and practices for our executives
- Oversee and administer compensation plans
- Review our executive compensation program, from time to time, to determine whether they are appropriate, achieve their intended purposes, and to make any modifications to existing plans and arrangements or to adopt new plans or arrangements
- Retain the services of external advisors, including compensation consultants, legal counsel, and other advisors, from time to time, as it sees fit, in connection with carrying out its duties
- Our Compensation and People Committee may delegate any of its responsibilities to a subcommittee as it deems appropriate, except for any power or authority required by law, regulation, or listing standard to be exercised by the Committee as a whole


Compensation and People Committee
ANNUAL COMPENSATION DECISION-MAKING PARTICIPANTS
Management
Independent Compensation Consultant

Management

- Together with our independent compensation consultant, the Chief Executive Officer, and the Chief People Officer, assist the Compensation and People Committee in the execution of its responsibilities by providing information on corporate and individual performance, market data with respect to compensation, and management's perspective and recommendations on compensation matters
- Chief Executive Officer makes recommendations to the Compensation and People Committee regarding compensation matters, including the compensation of executive officers (other than himself)
- Chief Executive Officer participates in meetings of the Compensation and People Committee (other than portions of meetings that involve discussions of his own compensation and executive sessions)
- While our Compensation and People Committee solicits the recommendations and proposals of our Chief Executive Officer with respect to compensation-related matters, they are only one factor in our Compensation and People Committee's decision-making process

Independent Compensation Consultant

- Assist the Compensation and People Committee in executing on the executive compensation strategy and guiding principles, assessing the current target total direct compensation opportunities of our executive officers, including comparing them against competitive market practices, developing a compensation peer group, and advising on executive compensation decisions
- Meridian Compensation Partners, a national compensation consulting firm, was retained by the Compensation and People Committee for fiscal 2026
- Our Compensation and People Committee assessed the independence of Meridian Compensation Partners taking into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and the listing standards of Nasdaq and has concluded that no conflict of interest exists with respect to the work that Meridian Compensation Partners performs for our Compensation and People Committee
- Meridian Compensation Partners did not provide any services to the Company other than the services provided to our Compensation and People Committee

Use of Competitive Data

To assess the competitiveness of our executive compensation program and to assist in setting compensation levels, at the Compensation and People Committee's request, Meridian Compensation Partners, the committee's independent compensation consultant, compiled market data from a compensation peer group approved by our Compensation and People Committee, and industry surveys, including the Radford Global Technology Executive Compensation Survey. The Compensation and People Committee, with the assistance of Meridian Compensation Partners, then analyzed the market and survey data when making fiscal 2026 compensation decisions.

Competitive Positioning

For fiscal 2026, our Compensation and People Committee continued to compare and analyze our executive compensation program and each component of executive compensation against data from a formal compensation peer group of companies.

As part of our annual executive compensation review, with assistance from Meridian Compensation Partners and input from management, in February 2025, our Compensation and People Committee reviewed the peer group of publicly-traded technology companies used to provide information regarding compensation practices for fiscal 2025 to determine if any changes were appropriate for use in considering fiscal 2026 pay decisions. In determining which companies to include in our peer group, our Compensation and People Committee considered companies that met some or all of the following criteria:

- had (i) revenue between 0.33 to 3.0 times our revenue, (ii) a market capitalization between 0.33 to 3.0 times our market capitalization, (iii) a market capitalization to revenue ratio greater than 5.0, and (iv) a number of employees between 0.5 to 2.0 times the number of our employees;
- had (a) revenue growth greater than 10% in at least two of the last three years and (b) TSR growth greater than 10% in at least two of the last three years;
- was headquartered on the west coast of the United States, operated in the software industry, and was selected by Institutional Shareholder Services as one of our peer companies; and
- whether we were included in the company's peer group, whether the company provided some cybersecurity services, whether the company's chief executive officer was a founder with an atypical compensation structure, and the company's relevant acquisition activity.

Based on this review, and taking into account Meridian Compensation Partners' review and recommendation, the following changes were made to our peer group for fiscal 2026, with the resulting peer group placing us at the 62nd percentile of the peer group on revenue and 72nd percentile of the peer group on market capitalization as of December 31, 2024:

− **Removed**: Akamai Technologies, Inc., Keysight Technologies, Inc., NetApp, Inc., and SS&C Technologies Holdings, Inc.

+ **Added**: Salesforce, Inc. and PayPal Holdings, Inc.

Accordingly, the following publicly-traded companies made up our compensation peer group for fiscal 2026:

Adobe Inc.	CrowdStrike Holdings, Inc.	PayPal Holdings, Inc.	Snowflake Inc.
Autodesk, Inc.	Fortinet, Inc.	Roper Technologies, Inc.	Synopsys, Inc.
Cadence Design Systems, Inc.	Intuit Inc.	Salesforce, Inc.	Workday, Inc.
	Paychex, Inc.	ServiceNow, Inc.	

Our Executive Compensation Commitments

Summarized below are our fiscal 2026 commitments, and our follow-through in meeting those commitments.

OUR COMMITMENTS FOR FISCAL 2026	OUR FOLLOW-THROUGH
Maintain a robust shareholder outreach program	✔
Provide more transparency in our executive compensation disclosures, as well as more robust CD&A disclosures	✔
Disclose the target value of equity grants to our NEOs for the completed fiscal year in the CD&A	✔
Maintain robust stock ownership guidelines	✔
Make any one-time awards to NEOs outside of the normal grant cycle (other than new hire awards) a majority performance-based, and only make such grants in exceptional circumstances	✔
Not grant our CEO additional one-time equity awards of any variety with vesting or performance metrics that would overlap with the one-time performance-based restricted stock unit retention award granted to him in June 2023	✔
Make annual equity grants to our NEOs at least 75% performance-based	✔
Require a one-year minimum vesting period for all grants to our Chief Executive Officer and other NEOs going forward, and implement a policy to require our Chief Executive Officer and other NEOs to hold all net shares for one year after vesting, subject to a limited exception	✔
Use a performance-based restricted stock unit ("PSU") award design that requires sustained performance over multiple years for any payout	✔
Include a relative TSR modifier to our executive PSU awards	✔
Ensure that ongoing incentive goals are considered challenging with targets set at or above management guidance	✔
For completed performance periods, disclose performance targets compared to actual results and corresponding payout scale	✔
Avoid duplicate performance metrics in our short-term incentive plan and PSU awards	✔
Do not make upward discretionary adjustments except for extraordinary circumstances	✔
Include a corporate responsibility metric in short-term incentive compensation plan to ensure linkage between compensation and our corporate responsibility programs	✔

Employment Agreements

Each of our NEOs is a party to an employment arrangement setting forth the material terms of his employment. For a summary of the material terms and conditions of these arrangements, see the section titled *"—Executive Employment Agreements."*

Post-Employment Compensation

Executive Change in Control and Severance Policy. In August 2026, we adopted an Executive Change in Control and Severance Policy and each of our then-current NEOs was designated as an eligible participant in the policy. The Executive Change in Control and Severance Policy provides for payments and/or benefits related to an involuntary termination of employment, including enhanced benefits if such termination is in connection with a change in control of our Company. We believe that these protections assist us in retaining the services of these individuals and enable standardization of these terms in a single policy. These protections also serve our business objectives by helping our NEOs maintain continued focus and dedication to their responsibilities to maximize shareholder value, including in the event that there is a potential transaction that could involve a change in control of our Company. The terms of these post-employment compensation arrangements were determined after our Board and Compensation and People Committee reviewed our retention goals for each NEO, reviewed an analysis of relevant market data provided by Meridian, and consulted with Meridian on the framework.

For a summary of the material terms and conditions of these post-employment compensation arrangements, as well as an estimate of the amounts potentially payable pursuant to such arrangements, see the sections titled *"—Executive Change in Control and Severance Policy"* and *"—Potential Payments Upon Termination or Change in Control."*

Continued Service Policy. Our Compensation and People Committee has adopted a continued service policy as an additional means to serve our and our shareholders' best interests when circumstances warrant, such as the need to maintain a distinctive executive's skill set; providing continuity of expertise in servicing our customers; minimizing the business disruption that can follow executive attrition; and solidifying succession planning.

Employees holding the title of Senior Vice President or higher are eligible for continued vesting of equity awards if such employee (i) voluntarily resigns from full-time employment; (ii) has either (A) attained the age of 55 years and has been continuously employed by the Company as a full-time employee for at least five years as of the date of such resignation or (B) has been continuously employed by the Company as a full-time employee for at least ten years as of the date of such resignation or transition; and (iii) maintains a continued service relationship with the Company, including by transitioning employment to an advisory role, whether as employee or independent contractor. Eligible employees are not guaranteed benefits under the policy. Each award of benefits under the policy will be individually assessed and determined by the administrator of the policy, which is our Board or Compensation and People Committee, including the determination of which equity awards that will be subject to continued vesting and the related terms and conditions. Eligible employees will enter into a continued service agreement with the Company in a form approved by the administrator.

In August 2025, the Company entered into a continued service agreement with Mr. Zuk under our continued service policy, as part of his voluntary resignation from his former positions as director and Chief Technology Officer. Under that agreement, as amended in August 2025, Mr. Zuk agreed to continue to provide certain transitional and advisory services to the Company, including transitioning his Chief Technology Officer responsibilities to Mr. Klarich through November 1, 2025, and continuing to provide strategic technology and product consultation for the Company through November 2, 2026. The agreement was voluntarily terminated by Mr. Zuk in January 2026. Under the terms of the agreement, Mr. Zuk received a one-time transition bonus of $308,100 in November 2025 for completion of the transitional services, and continued vesting on his outstanding PSUs through any applicable vest dates that occurred while he continued to provide services under that agreement. During the service period, Mr. Zuk's fiscal 2023 PSUs vested on their terms on November 1, 2025; however, upon the voluntary termination of the continued service agreement in January 2026, all unvested equity awards held by Mr. Zuk were canceled for no consideration.

Equity Incentive Plan Survivor Benefit Policy. In 2023, our Compensation and People Committee adopted an Equity Incentive Plan Survivor Benefit Policy (the "Survivor Benefit Policy"), which provides that upon the death of an employee, certain equity awards of the employee will fully accelerate and vest, unless prohibited by applicable laws. For any awards with performance-based vesting terms that are accelerated, unless otherwise specified in an award agreement, a Company policy that applies to the employee, a determination made by the Company, our Board, or our Compensation and People Committee before the employee's death, or a written agreement with the employee, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and any multipliers (whether based on TSR or otherwise) will not impact the award. For further details regarding this policy, please see the section below titled: " —*Termination of Employment and Potential Payments Unrelated to a Change in Control —Potential Payments in connection with Termination of Employment Due to Death."*

Short-Term Incentive Compensation Plan. Under the short-term incentive compensation plan, participants who did not elect to defer any portion of their short-term incentive payouts under our non-qualified deferred compensation plan are eligible to receive a payout from the short-term incentive plan upon their death, as described in further detail in the section titled *"—Termination of Employment and Potential Payments Unrelated to a Change in Control."*

Perquisites and Other Personal Benefits

Retirement Plans. We have established a U.S. tax-qualified Section 401(k) retirement plan for all employees who satisfy certain eligibility requirements. We currently match contributions made to the plan by our employees up to $1,000, including for our NEOs. In fiscal 2026, Messrs. Golechha, Jenkins, and Klarich participated in our Section 401(k) retirement plan and each received a matching contribution of $1,000. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code (the "Code"), so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan.

Health and Welfare Plans. In addition, we provide other benefits to our NEOs on the same basis as all of our full-time employees in the country in which they reside. These benefits include medical, dental, and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage. We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

Deferred Compensation Plan. We provide a deferred compensation plan, which is a non-qualified deferred compensation plan intended to meet the requirements of Section 409A of the Code. Participation in the deferred compensation plan is voluntary and limited to U.S. employees of the Company and affiliates that are at the Vice President level or above, as determined by the Compensation and People Committee. Participation is available for our U.S.-based executive officers. For a summary of the deferred compensation plan, see the section titled *"—Executive Compensation Tables."*

CEO Security Program. Our Compensation and People Committee has previously determined that if any harm occurred to our Chief Executive Officer, our business operations, investor confidence, and employee productivity would be severely impacted. Accordingly, the Board continued to take reasonable steps to ensure the safety and security of Mr. Arora, considering the nature of the position and its criticality to the operation of the Company.

We previously retained a leading global risk management and security consulting firm to analyze and determine if there was a bona-fide business related security concern for Mr. Arora. Based on the results of its investigation, which included investigation of a prior personal security incident involving Mr. Arora, the firm determined that there was a bona-fide, business related security concern for Mr. Arora and credible threat actors existed with both the willingness and resources necessary for conducting an attack on Mr. Arora. Accordingly, the firm recommended that the Company take various steps to ensure the safety of Mr. Arora. Our chartered aircraft policy requires the use of chartered aircraft for both business and personal-related air travel by Mr. Arora. To further ensure Mr. Arora's safety during vehicular travel, as part of the overall security program, Mr. Arora is driven by a member of his security protection detail in a Company-leased automobile, including during his commute, which is considered a personal benefit under the relevant disclosure rules.

Our Compensation and People Committee regularly reviews the nature and cost of this program in relation to his security profile. Toward the end of our fiscal 2025, our Compensation and People Committed undertook an examination of the security program and the Company evaluated the vendor used for executive security. As a result of this evaluation process, a new security vendor was engaged and used for the security program for fiscal 2026 to ensure we continue to provide appropriate security to Mr. Arora at reasonable cost. Even though the security program was put in place for business reasons, the component of the program that includes security at Mr. Arora's residence and during personal travel is required to be disclosed as a perquisite under the relevant SEC rules and is included in the "All Other Compensation" column in the Summary Compensation Table. The total amount of benefits to Mr. Arora under the SEC rules in fiscal 2026 was approximately $2,332,713. The value of Mr. Arora's personal use of chartered aircraft and the Company-leased automobile resulting from our overall security program in fiscal 2026 was $934,839 and $26,160, respectively, and the Company paid an aggregate of $312,182 of Mr. Arora's taxes on the imputed income recognized by Mr. Arora related to the use of such aircraft and automobile. On occasion, guests of Mr. Arora may accompany him at de minimis incremental cost to the Company.

The costs of Mr. Arora's security program can vary from year to year depending on the requisite security measures and his travel schedule. Our Compensation and People Committee believes that amounts paid by the Company for this security program have been reasonable, necessary, and for our benefit, including in light of the current climate and security risks profile for Mr. Arora. We require these security measures for the Company's benefit because of the importance of Mr. Arora to the Company, and we believe that the scope and costs of these security programs are appropriate and necessary.

Other Personal Benefits. We paid a filing fee of $105,000 for Mr. Klarich related to a regulatory filing he was required to make related to his acquisition and ownership of our common stock. The filing requirement arose as a result of the vesting of equity awards previously granted to him as an executive officer of the Company.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual NEO in the performance of his or her duties, to make our NEOs more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by our Compensation and People Committee.

Executive Officer Stock Ownership Guidelines

Stock Ownership Guidelines

Purpose. Our Board believes that our executive officers should hold a meaningful financial stake in our Company to closely align their interests with those of our shareholders and has therefore adopted stock ownership guidelines as part of our corporate governance guidelines.

Ownership Definition. Unvested PSUs, RSUs, and unexercised stock options do not count toward satisfying these ownership guidelines.

Ownership Requirement. Our Chief Executive Officer and our other executive officers must accumulate and hold shares of our common stock based on a multiple of base salary within five years of their appointment as, or promotion to, an executive officer.

Status. As of September 18, 2026, our CEO and each of our other current executive officers have each met their respective stock ownership guideline. The following table lists the specific ownership requirements for our CEO and other executive officers, their status in meeting the guidelines, and their deadlines to meet the current requirements.

Officer	Multiple of Base Salary Requirement	Status	Deadline
Nikesh Arora	10x	Met	June 2023
Dipak Golechha	1x	Met	March 2026
William "BJ" Jenkins	1x	Met	August 2026
Lee Klarich	1x	Met	May 2011

One-Year Hold Policy

In addition to our ownership guidelines, we maintain a one-year post-vesting holding period for all of our NEOs, which was adopted in our fiscal 2022. The purpose of the policy is to further ensure that the interests of our NEOs are closely aligned with those of our shareholders. Under the policy all NEOs are required to hold for one full calendar year from the date of vesting or acquisition any shares of our common stock acquired by such NEO upon the vesting of an equity award granted by the Company. There are limited exceptions to the holding requirement for (i) shares withheld or sold for tax purposes, (ii) equity awards granted either when the individual is not an NEO or upon the initial hiring or appointment of an NEO as an executive officer, (iii) elections to defer an equity award into our deferred compensation plan, (iv) transfers by operation of law or court order, or (v) distributions or transfers that affect only a change in the form of the NEO's beneficial interest without changing their pecuniary interest (such as certain estate planning transfers).

Risk Assessment and Compensation Practices

Our management assesses and discusses with our Compensation and People Committee our compensation policies and practices as they relate to our risk management. Based upon this assessment, the Compensation and People Committee believes that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on the Company, in consideration of the following factors, among others:

- our short-term incentive plan reflects a "pay for performance philosophy" that rewards our NEOs and other eligible employees for achievement of performance targets;
- discretionary bonuses are reserved for extraordinary performance and achievement;
- total compensation features a balanced pay mix of short- and long-term incentives ("LTI"), with the significant majority of pay for senior executives delivered in LTI, which is performance based;
- our equity awards include multi-year vesting schedules requiring long-term employee commitment;
- our performance expectations reward long-term value creation, profitability, and excellence;
- our use of multiple performance measures in incentive plans, each with clearly set and defined metrics;
- our regular monitoring of short-term and long-term compensation practices to determine whether management's objectives are satisfied, as well as effective oversight and approval process of the performance measures and goals;
- performance goals are rigorous and require sufficient "stretch," yet are achievable;
- both the short-term and long-term incentive programs have caps for significant upside performance and clearly defined performance metrics; and
- our independent compensation consultant evaluated and assessed our compensation policies and practices and confirmed that our practices do not encourage excessive risk taking.

Compensation Recovery Policies

In December 2023, we adopted a Compensation Recovery Policy in accordance with the SEC requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act and Nasdaq's listing standards. This Compensation Recovery Policy supplements our Clawback Policy that was first adopted in August 2017 (the "2017 Clawback Policy"), and provides for the non-discretionary recovery on a pre-tax basis of excess incentive-based compensation received on or after October 2, 2023 ("Erroneously Awarded Compensation") by current and former executive officers (as defined in Rule 10D-1(d) under the Securities and Exchange Act of 1934, as amended) ("Covered Officers") in the event of an accounting restatement to correct the Company's material noncompliance with any financial reporting requirement under securities laws, whether or not the Covered Officer was at fault for the restatement. Recovery of such excess compensation is required unless it is determined that recovery is impractical in certain limited circumstances or the excess compensation was received prior to the beginning of the Company's three fiscal years most recently completed before the date on which it is determined an accounting restatement is required. The manner of recovery of any Erroneously Awarded Compensation is (i) first, an offset against other compensation payable to the Covered Officer, including through reduction or cancellation of incentive-based compensation or outstanding equity awards of such person; (ii) second, reduction or cancellation of interests in any deferred compensation plan maintained by the Company; and (iii) third, taking any other remedial and recovery action permitted by applicable law, including direct cash reimbursement to the Company.

In connection with the adoption of the Compensation Recovery Policy, we amended the 2017 Clawback Policy through which we may seek the recovery of performance-based incentive compensation paid by us under certain circumstances. The amendment clarified that the 2017 Clawback Policy would no longer apply to excess incentive-based compensation covered by our new Compensation Recovery Policy received on or after October 2, 2023 by Covered Officers.
The Compensation and People Committee determined that removing the overlap that would have otherwise existed would not affect the Company's rights because there would not be a scenario in which there is compensation recoverable under the 2017 Clawback Policy that would not be recoverable under the new Compensation Recovery Policy after October 2, 2023.

Other than the change described above, the 2017 Clawback Policy remains unchanged otherwise and continues to apply to our Chief Executive Officer and to all our officers who report directly to our Chief Executive Officer. The 2017 Clawback Policy provides that if we restate our financial statements as a result of a material error, a covered executive received excess compensation as a result, no more than two years have elapsed since the original filing date of the relevant

financial statements and the Compensation and People Committee unanimously concludes that fraud or intentional misconduct by the covered executive caused the material error and it would be in our best interests to seek from such covered executive recovery of the excess compensation, then our Compensation and People Committee may, in its sole discretion, seek repayment from such covered executive.

Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale, and/or other disposition of securities by our directors, officers, employees, and other covered persons. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as Nasdaq listing standards. A copy of our insider trading policy is included as an exhibit to our Annual Report on Form 10-K for our fiscal year ended July 31, 2026. Further, we periodically engage in transactions in our own securities. With regard to trading in our own securities, it is our practice to comply with the federal securities laws and Nasdaq listing requirements.

Hedging and Pledging Policies

Our insider trading policy prohibits our executive officers and members of our board of directors from engaging in derivative securities transactions, including hedging or other transactions that offset, or are designed to hedge or offset, any decrease in the market value of our equity securities and from pledging Company securities as collateral or holding Company securities in a margin account, except with the prior approval of the Governance and Nominating Committee. In general, exceptions to the insider trading policy require approval by our Insider Trading Compliance Officer, who is our General Counsel, in consultation with our Board, or an independent committee of our Board. This policy does not restrict ownership of, or transactions related to, Company-granted awards, such as PSUs, RSUs, employee stock options, and other securities issued by the Company or the deferral of equity awards pursuant to our non-qualified deferred compensation plan.

Our executive officers have significant holdings of our stock to align their interests to those of our shareholders. Establishing a conservative pledging policy enables our executive officers to continue to hold those shares, while providing them flexibility in financial planning and allowing them to achieve financial diversification. By enabling our executives to maintain their stock ownership in the Company, our conservative pledging program helps ensure that they continue to have a meaningful financial interest in the success of the Company under their leadership. For these reasons, in fiscal 2022, the Board adopted a policy that allows limited pledging of our stock by our executive officers.

Our pledging policy establishes the parameters of pledging arrangements, and provides that any pledging arrangement must be approved in advance by our Governance and Nominating Committee, as well as sets an overall limit of $100 million on the total value of shares pledged by our executive officers (as a group). Under this policy, all pledges of shares of Company stock by our executives must comply with the following requirements:

- any proposed pledge of shares must be approved in advance by the Governance and Nominating Committee;
- the loan amount against which shares are pledged must not exceed 30% of the aggregate fair market value of the individual's total stock ownership at the time the arrangement is executed;
- only outstanding shares held by an individual may be pledged (i.e., no shares subject to options or unvested RSUs, PSUs or other unvested equity awards may be pledged);
- no shares may be pledged that would cause the total value of all pledged shares of our executive officers in the aggregate (as a group) to exceed $100 million;
- pledged shares cannot consist of any shares that remain subject to the holding requirement under our One-Year Hold Policy described above under "*—Executive Officer Stock Ownership Guidelines—One-Year Hold Policy*"; and
- the stock ownership requirements applicable to our executives are in addition to, and cannot include, pledged shares.

When approving a pledging arrangement, in addition to the requirements above, the Governance and Nominating Committee will consider any other factors deemed relevant by the Committee from time to time, including, without limitation, the total number of shares of Company stock beneficially owned by the applicable executive, the pledged shares as a percentage of the executive's aggregate beneficially owned shares, the pledged shares as a percentage of the Company's total outstanding shares, whether the pledged shares were purchased by the executive, and whether the executive has entered into any other pledging arrangement.

CEO Prepaid Variable Share Forward Arrangement

On October 12, 2026, Mr. Arora, our Chief Executive Officer, entered into a prepaid variable share forward arrangement (the "VPF") with a financial institution, through his personal trust, with respect to up to 500,000 shares of our common stock (the "Maximum Number of Shares"). Under the VPF, Mr. Arora received an upfront cash payment at signing in exchange for an agreement to deliver shares or cash to the financial institution at a future maturity date, with the number of shares to be delivered varying, within a collared floor and cap, based on the common stock price at that time, but in no event exceeding the Maximum Number of Shares. The Maximum Number of Shares subject to the VPF were pledged to the financial institution counterparty in the VPF, and Mr. Arora retains beneficial ownership and voting rights for those shares unless and until Mr. Arora physically settles the VPF or there is an event of default or a termination event under the VPF.

Mr. Arora maintains significant holdings of the Company's common stock. As of September 18, 2026, Mr. Arora beneficially held 2,152,346 shares of our common stock and has deferred receipt of an additional 2,958,459 shares under our deferred compensation plan. See the section titled "*Security Ownership of Certain Beneficial Owners and Management*" for additional information. Accordingly, the shares subject to the VPF represent less than 10% of the combination of Mr. Arora's aggregate beneficial ownership in our Company and the total number of our Company's shares that he has deferred into our deferred compensation plan.

While Mr. Arora's deferred shares are illiquid until the expected distributions in 2028 and 2036, Mr. Arora continues to have tax obligations payable in cash upon the vesting and deferral of such deferred shares for his portion of the U.S. Federal Insurance Contribution Act tax. Based on estimates as of the date the VPF was entered into, Mr. Arora's total equity-related tax obligations over the next three years, including in connection with the settlement of the VPF, are expected to be more than $100 million. The VPF provides liquidity to Mr. Arora, in part, to fund these cash tax obligations without requiring Mr. Arora to sell shares into the market. The VPF is not an outright sale of Company stock and preserves Mr. Arora's alignment with our long-term performance.

Our Governance and Nominating Committee of the Board reviewed the details of the arrangement, considered the advice of outside counsel, and approved Mr. Arora's entry into the VPF after consultation with our Company's General Counsel. The Governance and Nominating Committee evaluated multiple factors, including the Maximum Number of Shares under the VPF relative to Mr. Arora's overall equity position in our Company and that the VPF allows targeted liquidity while obviating an open market block sale, the latter of which could be interpreted negatively by the equity markets. Additionally, the Governance and Nominating Committee took note of the fact that Mr. Arora recently elected to postpone a distribution from our deferred compensation plan of 1,479,229 shares from 2027 to 2036. Likewise, Mr. Arora confirmed to the Governance and Nominating Committee that he intends to elect to postpone a distribution of a further 1,479,230 shares from 2028 to at least 2033. For the Governance and Nominating Committee, these extended deferral timeframes evidence Mr. Arora's long-term commitment to our Company's success.

Tax and Accounting Considerations

Deductibility of Executive Compensation. Section 162(m) of the Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to the chief executive officer and certain other highly compensated executive officers in any taxable year. While our Compensation and People Committee is mindful of the benefit of being able to fully deduct the compensation paid to our NEOs, our Compensation and People Committee believes that we should retain the flexibility to provide compensation to our NEOs that is not fully tax deductible when it believes that such payments are appropriate to attract and retain executive talent or meet other business objectives. Our Compensation and People Committee intends to continue to compensate our NEOs in a manner consistent with the best interests of our Company and our shareholders even if any portion of such compensation is not deductible.

Taxation of "Parachute" Payments. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits and that we (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any of our NEOs with a "gross-up" or other reimbursement payment for any tax liability that the NEO might owe as a result of the application of Sections 280G or 4999 during fiscal 2026, and we have not agreed and are not otherwise obligated to provide any NEO with such a "gross-up" or other reimbursement in the future.

Accounting for Stock-Based Compensation. We follow ASC Topic 718 for our stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all stock-based compensation awards made to employees and directors, including stock options and other stock-based awards, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our NEOs may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Variation Between Fiscal 2026 Equity Award Values and Equity Compensation Reported in Summary Compensation Table. The amounts shown for fiscal 2026 in the "Stock Awards" column of our Summary Compensation Table reflect an outsized year-over-year percentage increase in equity award grant value relative to the percentage increase in target equity compensation for our NEOs. A significant portion of that increase is driven by accounting complexities in valuing our PSUs, rather than a simple year-over-year increase in the actual number of shares granted. Several key factors shaped this year's reported amounts.

- **Recognition of tranches from prior year awards**: Our PSU program includes financial performance goals with the targets for such performance goals are determined by our Compensation and People Committee by the end of the first month of each fiscal year of the relevant performance period. Applicable accounting rules provide that performance targets must be approved to establish a measurement date to determine the grant date fair market value, and the accounting value of the portion of the fiscal 2024 PSUs and fiscal 2025 PSUs associated with the performance period occurring in fiscal 2026 must be calculated in our fiscal 2026 and reflected in the Summary Compensation Table for that year. Given our significant stock price appreciation since the fiscal 2024 PSUs and fiscal 2025 PSUs were first granted (our closing trading price was $120.41 on August 21, 2023, which is the date of grant for the fiscal 2024 PSUs, and $184.01 on August 20, 2024, which is the date of grant for the fiscal 2025 PSUs), the accounting value of the fiscal 2026 portion of such awards at target ($247.96 and $240.28, for the fiscal 2024 and fiscal 2025 PSUs, respectively) is (i) for the fiscal 2024 PSUs, two times the value of the equity award on its grant date, and (ii) for the fiscal 2025 PSUs, is 1.3 times the value of the equity award on its grant date.
- **Accounting valuation method**: As our PSU awards include an rTSR modifier, we are required to use a specific accounting valuation method, which results in an accounting premium that is reflected in the values attributed to our PSU awards in the Summary Compensation Table.

To summarize, while the underlying number of shares granted did rise for fiscal 2026, the increase in reported equity values largely reflects share price appreciation and fair value methodologies rather than a substantial shift in our overall equity compensation philosophy.

Report of the Compensation and People Committee

Our Compensation and People Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussion, our Compensation and People Committee has recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by the members of the Compensation and People Committee of our Board:

Right Honorable Sir John Key, Chair
Aparna Bawa
John M. Donovan

Executive Compensation Tables

Fiscal 2026 Summary Compensation Table

The following table presents summary information regarding the compensation paid to, or earned by, our NEOs for the fiscal years presented.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Nikesh Arora Chief Executive Officer	2026	1,000,000	75,937,806	1,000,000	2,332,713	(2)	80,270,519
	2025	1,000,000	94,857,838	1,200,000	2,678,498		99,736,336
	2024	1,000,000	54,150,353	1,200,000	1,686,522		58,036,875
Dipak Golechha Chief Financial Officer	2026	600,000	20,617,326	600,000	2,106	(3)	21,819,432
	2025	600,000	24,205,961	720,000	1,720		25,527,681
	2024	600,000	13,301,233	720,000	2,924		14,624,157
William "BJ" Jenkins President	2026	750,000	20,617,326	750,000	8,453	(4)	22,125,779
	2025	750,000	25,291,747	900,000	17,655		26,959,402
	2024	750,000	16,365,230	900,000	15,285		18,030,515
Lee Klarich Chief Product and Technology Officer	2026	550,000	12,626,393	550,000	106,720	(5)	13,833,113
	2025	550,000	24,654,517	660,000	106,720		25,971,237
	2024	550,000	19,126,156	660,000	2,162		20,338,318
Nir Zuk Founder Emeritus and Former Chief Technology Officer	2026	16,263	6,111,222	—	308,160	(6)	6,435,645
	2025	408,026	14,852,714	203,014	243,844		15,707,598
	2024	400,140	11,349,785	480,168	72,086		12,302,179

(1) The amounts reported in the Stock Awards column represent the grant date fair value of the equity awards (including time-based RSUs and PSUs) that were considered, under ASC Topic 718, to have been granted to our NEOs in each reported fiscal year, as computed in accordance with ASC Topic 718. The disclosure rules for stock awards in the summary compensation table are based on when there is a measurement date under financial accounting rules, because that is when it is possible to determine grant date fair value. As a result, performance-based stock awards are not always disclosed in the summary compensation table during the year that they were legally granted if performance metrics for a portion of the awards are set in a subsequent year. In the table above:

(i.) The amounts included for fiscal 2024 include the grant date fair value of approximately 16% (or in Mr. Jenkins' case, 11%) of the PSUs legally granted in fiscal 2022, one-third of the PSUs legally granted in fiscal 2023, and one-third of the PSUs legally granted in fiscal 2024, because the performance metrics for those PSUs were set in fiscal 2024.

(ii.) The amounts included for fiscal 2025 include the grant date fair value of approximately one-third of the PSUs legally granted in each of fiscal 2023, fiscal 2024, and fiscal 2025 (or, in Mr. Zuk's case, only one-third of the PSUs legally granted in each of fiscal 2023 and fiscal 2024), because the performance metrics for those PSUs were set in fiscal 2025. Mr. Zuk was not granted any new PSUs in fiscal 2025, and the grant made to Mr. Zuk in fiscal 2024 was cancelled upon his separation of service from the Company in January 2026.

(iii.) The amounts included for fiscal 2026 include the grant date fair value of approximately one-third of the PSUs legally granted in each of fiscal 2024, fiscal 2025, and fiscal 2026 (or, in Mr. Zuk's case, only one-third of the PSUs legally granted in fiscal 2024), because the performance metrics for those PSUs were set in fiscal 2026. Mr. Zuk was not granted any new PSUs in fiscal 2025 or fiscal 2026, and the grant made to Mr. Zuk in fiscal 2024 was cancelled upon his separation of service from the Company in January 2026.

The result of this is that the growth of our stock price results in larger grant date fair values reported in years subsequent to the year equity awards were legally granted because the higher stock price is used to establish the grant date fair value of the portion of an award that is set in those subsequent years. The grant date value of the awards that were considered to have been granted in fiscal 2026 under ASC Topic 718, assuming that the highest level of performance conditions will be achieved, is approximately $201,329,369 for Mr. Arora, $54,281,803 for Mr. Golechha, $54,281,803 for Mr. Jenkins, $33,839,649 for Mr. Klarich, and $18,333,666 for Mr. Zuk. The portions of any awards that vest based on the achievement of performance goals (other than relative TSR) for fiscal years after fiscal 2026 do not have a reportable grant date fair value under ASC Topic 718 and are not included in this table. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the

notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for our fiscal year ended July 31, 2026. For more information, see footnote 3 to the Fiscal 2026 Grants of Plan-Based Awards Table. Note that the amounts reported in this column do not correspond to the actual economic value that may be received by our NEOs from their equity awards.

(2) Includes life insurance premiums of $720, personal security costs of $1,058,812, and $934,839 and $26,160, respectively, for costs attributed to personal usage of private aircraft and a Company-leased automobile provided as part of the overall security program, and $312,182 for taxes associated with personal usage of the private aircraft and other travel expenses from the Company-leased automobile provided under Mr. Arora's overall security program that may be deemed to be in the nature of commuting. For purposes of reporting the value of personal security costs, we use invoices provided by a third-party security company and a portion of the compensation provided by the Company for the members of Mr. Arora's security detail that accompanied Mr. Arora during his personal travel based on the estimated time spent accompanying Mr. Arora on personal travel. For purposes of reporting the value of personal usage of private aircraft in this table, we use costs provided by the applicable charter company, which include contracted hourly charges and fuel charges. For purposes of reporting the value of personal usage of the Company automobile provided under Mr. Arora's overall security program in this table, we use the hourly rate of the member of his security detail driving Mr. Arora applied to the approximate hours the security detail drives Mr. Arora in the automobile for personal use, plus an estimated percentage of personal use by Mr. Arora applied to the cost of leasing, insuring, maintaining the automobile. On occasion, guests of Mr. Arora also may accompany him, at a de minimis incremental cost to the Company. For more information about Mr. Arora's security program, see the section entitled *"Executive Compensation Policies and Practices—Perquisites and Other Personal Benefits"* above.

(3) Includes life insurance premiums of $720, 401(k) plan matching contributions by our Company of $1,000, and $386 for the reimbursement of taxes associated with gifts provided in connection with Company events (on the same basis as the Company provides to other employees who receive gifts).

(4) Includes life insurance premiums of $720, 401(k) plan matching contributions by our Company of $1,000, and $6,733 for taxes associated with the reimbursement of taxable expenses associated with participation at Company events (on the same terms as provided to other participants in such events).

(5) Includes life insurance premiums of $720, 401(k) plan matching contributions by our Company of $1,000, and a fee of $105,000 for a regulatory filing related to the acquisition through the vesting of equity awards and ownership of our common stock.

(6) Includes life insurance premiums of $60 and $308,100 as a transition bonus under his continued service agreement under our continued service policy for completing certain transitional services following his voluntary resignation from his director and employment positions with the Company.

CEO Pay Ratio

Under SEC rules, we are required to provide information regarding the relationship between the annual total compensation of our Chief Executive Officer and the annual total compensation of our median employee.

For our last completed fiscal year, which ended July 31, 2026:

- The median of the annual total compensation of all employees of our Company and our consolidated subsidiaries in fiscal 2026 was approximately $260,431, excluding our Chief Executive Officer. This annual total compensation was calculated in accordance with Item 402(c)(2)(x) of Regulation S-K, and reflects, among other things, salary, all bonuses earned, any other cash payments (such as from our short-term incentive compensation plan), 401(k) contribution matches, life insurance premiums paid by the Company, and the aggregate "grant date fair value" of equity awards granted during fiscal 2026.
- Mr. Arora's annual total compensation, as reported in the Fiscal 2026 Summary Compensation Table included in this Proxy Statement, was $80,270,519.
- Accordingly, for fiscal 2026, the ratio of Mr. Arora's annual total compensation to the median of the annual total compensation of all employees was approximately 308 to 1.

This pay ratio is a reasonable estimate, calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"), and based upon our reasonable judgment and assumptions. The SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to our pay ratio as disclosed above.

Methodology Used to Identify Median Employee

We determined the employee with annual total compensation at the median of the compensation of all of our employees (the "median employee") by considering our employee population as of May 1, 2026.

- *Determination Date and Employee Population.* We selected May 1, 2026 as the date for identifying our median employee. As of that date, we (including our consolidated subsidiaries) had approximately 21,173 full-time, part-time and intern employees, of whom approximately 10,726 were located in the United States and approximately 10,447 were located outside of the United States. Non-employee independent contractors were not included, as they are not our common-law employees.
- *Acquisition Exclusion.* As permitted under Item 402(u), we excluded approximately 3,864 employees who became employees of Palo Alto Networks on February 11, 2026, which was the closing date of our acquisition of CyberArk Software Ltd. All individuals hired by CyberArk entities following the closing date were included in the population used to identify the median employee.
- *De Minimis Non-U.S. Exclusion.* As permitted under the de minimis exemption in Item 402(u), we also excluded approximately 604 non-U.S. employees, representing approximately 3.5% of our employee population after applying the acquisition exclusion (below the 5% threshold), located in the following 28 jurisdictions (number of employees in each shown in parentheses): Austria (25), Belgium (40), Bulgaria (10), Costa Rica (7), Croatia (3), Czechia (16), Denmark (40), Finland (35), Greece (11), Guernsey (1), Hong Kong (44), Hungary (6), Ireland (36), Latvia (2), Lithuania (17), Luxembourg (5), Malaysia (25), New Zealand (22), Norway (30), Philippines (24), Portugal (22), Qatar (25), Romania (13), Slovenia (3), South Africa (29), Sweden (37), Thailand (37) and Türkiye (39).
- *Employee Population After Exclusions.* After the exclusions described above, 16,705 employees, representing approximately 79% of our total population and 96.5% of our total population after applying the acquisition exclusion, remained in the population from which the median employee was identified.
- *Identification of the Median Employee.* To identify the median employee, we applied a consistently applied compensation measure consisting of, for each employee, (i) base pay and sales incentive payments; (ii) allowances, including car, benefits stipend, and other allowances; (iii) 401(k) and other company pension contributions; (iv) other cash compensation, including any cash incentive payment or one-time payments (such as bonuses, PTO payouts and other cash); and (v) the grant date fair value of equity awards. Compensation paid in foreign currencies was converted to U.S. dollars using a spot exchange rate as of the determination date, and we did not make cost-of-living adjustments for any employees outside of the U.S.
- *Median Employee's Annual Total Compensation.* Once we identified our median employee, we calculated that employee's annual total compensation for fiscal 2026 in accordance with Item 402(c)(2)(x) of Regulation S-K — the same methodology used to determine Mr. Arora's total compensation as reported in the "Total" column of our Fiscal 2026 Summary Compensation Table.

Fiscal 2026 Grants of Plan-Based Awards

The following table presents information regarding the amount of plan-based awards granted to our NEOs during our fiscal year ended July 31, 2026.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards[(2)]			Estimated Future Payouts Under Equity Incentive Plan Awards[(3)]				
Name	**Grant Date[(1)]**	**Date of Board or Committee Action to Grant the Award[(1)]**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**All Other Stock Awards: Number of Shares of Stock or Units (#)**	**Grant Date Fair Value of Stock Awards ($)[(4)]**
Mr. Arora	—	—	450,000	1,000,000	1,650,000	—	—	—	—	—
	8/19/25	8/17/23	—	—	—	1	123,228	492,912	—	30,555,615
	8/19/25	8/15/24	—	—	—	1	87,664	350,656	—	21,063,906
	8/19/25	8/13/25	—	—	—	1	103,632	414,528	—	24,318,285
Mr. Golechha	—	—	270,000	600,000	990,000	—	—	—	—	—
	8/19/25	8/17/23	—	—	—	1	30,808	123,232	—	7,639,151
	8/19/25	8/15/24	—	—	—	1	25,900	103,600	—	6,223,252
	8/19/25	8/13/25	—	—	—	1	28,786	115,144		6,754,923
Mr. Jenkins	—	—	337,500	750,000	1,237,500	—	—	—	—	—
	8/19/25	8/17/23	—	—	—	1	30,808	123,232	—	7,639,151
	8/19/25	8/15/24	—	—	—	1	25,900	103,600	—	6,223,252
	8/19/25	8/13/25	—	—	—	1	28,786	115,144	—	6,754,923
Mr. Klarich	—	—	247,500	550,000	907,500	—	—	—	—	—
	8/19/25	8/17/23	—	—	—	1	23,106	92,424	—	5,729,364
	8/19/25	8/15/24	—	—	—	1	9,962	39,848	—	2,393,669
	8/19/25	8/13/25	—	—	—	1	19,191	76,764	—	4,503,360
Mr. Zuk	—	—	—	—	—	—	—	—	—	—
	8/19/25	8/17/23	—	—	—	1	24,646	98,584	—	6,111,222

(1) Represents the grant date determined under ASC Topic 718, for the portion of the awards that were considered, under ASC Topic 718, to have been granted in fiscal 2026. The legal grant date for the awards with Board or Committee action to grant the award occurring on (i) August 17, 2023, was August 21, 2023, (ii) August 15, 2024, was August 20, 2024, and (iii) August 13, 2025, was August 19, 2025.

(2) Amounts in these columns relate to incentive compensation opportunities under the fiscal 2026 short-term annual incentive compensation plan and the target column assumes achievement at target levels for the performance measures. For achievement in excess of target, outperformance could be rewarded with a payout of up to a maximum 165% of the target amount for each NEO. The actual amounts paid to our NEOs are set forth in the "Fiscal 2026 Summary Compensation Table" above and the calculation of the actual amounts paid is discussed more fully in the section titled *"Compensation Discussion and Analysis—Fiscal 2026 Executive Compensation Program—Fiscal 2026 Executive Compensation Program Components—Short-Term Incentive Compensation."*

(3) Represents PSUs that were considered, under ASC Topic 718, to have been granted in fiscal 2026. The threshold is calculated as if the threshold of the financial performance targets was reached and the lowest relative TSR modifier was reached. The maximum is calculated assuming all maximum financial performance targets were met and the maximum relative TSR modifier was reached. The amounts included under the maximum column for the PSUs legally granted in our fiscal 2024 (which have a legal grant date in August 2023) reflect the current terms of the PSUs, including the maximum payout of 400% that was implemented in fiscal 2025.

(4) The amounts reported in the Grant Date Fair Value of Stock Awards column represent the grant date fair value of the portions of the PSU awards that were considered to have been granted in fiscal 2026 under ASC Topic 718, assuming that the target level of performance conditions is achieved. The assumptions used in calculating the grant date fair value of the PSUs reported in this column are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for our fiscal year ended July 31, 2026. The value of the PSUs is calculated using a Monte-Carlo simulation valuation performed as of the date of grant by an independent third party. Because the grant date for a PSU under ASC Topic 718 occurs when performance targets are approved, and we approved only the fiscal 2026 performance targets for these PSUs in fiscal 2026, PSU values in this column include one-third of the PSUs legally granted in each of August 2023, August 2024, and August 2025. Note that the amounts reported in this column do not correspond to the actual economic value that may be received by our NEOs from their PSU awards.

Fiscal 2026 Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding stock options and other equity awards held by our NEOs as of July 31, 2026.

Named Executive Officer	Grant Date[(1)]	Option Awards—Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards—Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards—Option Exercise Price ($)	Option Awards—Option Expiration Date	Stock Awards—Number of Shares or Units of Stock That Have Not Vested (#)	Stock Awards—Market Value of Shares or Units of Stock That Have Not Vested ($)[(2)]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[(2)]
Mr. Arora	8/19/25 [(3)]	—	—	—	—	—	—	1,243,592	412,661,133
	8/20/24 [(4)]	—	—	—	—	—	—	1,051,968	349,074,541
	8/21/23 [(5)]	—	—	—	—	1,056,783	350,672,303	—	—
	6/2/23 [(6)]	—	—	—	—	—	—	1,500,000	497,745,000
Mr. Golechha	8/19/25 [(3)]	—	—	—	—	—	—	345,440	114,627,355
	8/20/24 [(4)]	—	—	—	—	—	—	310,808	103,135,419
	8/21/23 [(5)]	—	—	—	—	264,194	87,667,495	—	—
Mr. Jenkins	8/19/25 [(3)]	—	—	—	—	—	—	345,440	114,627,355
	8/20/24 [(4)]	—	—	—	—	—	—	310,808	103,135,419
	8/21/23 [(5)]	—	—	—	—	264,195	87,667,827	—	—
Mr. Klarich	8/19/25 [(3)]	—	—	—	—	—	—	230,292	76,417,794
	8/20/24 [(4)]	—	—	—	—	—	—	119,536	39,665,631
	8/21/23 [(5)]	—	—	—	—	198,152	65,752,778	—	—
Mr. Zuk	8/21/23 [(5)]	—	—	—	—	—	—	—	—

(1) The grant date reflected is the legal grant date of the applicable award.

(2) The market value of unvested or unearned shares is calculated by multiplying the number of unvested or unearned shares held by the applicable NEO by the closing market price of our common stock on Nasdaq on July 31, 2026 (the last trading day of our 2026 fiscal year), which was $331.83 per share.

(3) Represents PSUs that were granted under our 2021 Equity Incentive Plan ("2021 Plan"), which have a three-year performance period and will vest after the end of the performance period based on the achievement of performance targets for the Company's 2026, 2027, and 2028 fiscal years and a relative TSR measured over the full three-year performance period. Values included in the applicable columns reflect the maximum values for number of shares subject to PSUs and the associated market value. For more information, see the section titled *"Fiscal 2026 Executive Compensation Program—Fiscal 2026 Executive Compensation Program Components—Long-Term Equity Compensation—Fiscal 2026 Equity Compensation."*

(4) Represents PSUs that were granted under our 2021 Plan, which have a three-year performance period and will vest after the end of the performance period based on the achievement of performance targets for the Company's 2025, 2026, and 2027 fiscal years and a relative TSR measured over the full three-year performance period. Values included in the applicable columns reflect the maximum values for number of shares subject to PSUs and the associated market value. For more information, see the section titled *"Fiscal 2026 Executive Compensation Program—Fiscal 2026 Executive Compensation Program Components—Long-Term Equity Compensation—Fiscal 2025 PSU Performance Through Fiscal 2026."*

(5) Represents PSUs that were granted under our 2021 Plan, which have a three-year performance period and will vest after the end of the performance period based on the achievement of the performance targets for the Company's 2024, 2025, and 2026 fiscal years and a relative TSR over the full three-year performance period. The three-year performance period for the PSUs ended July 31, 2026. Values included in the applicable columns reflect the amount of PSUs, as of July 31, 2026, that will be eligible to vest based upon achievement of the specified performance measures and subject to the effectiveness of the Compensation and People Committee's final determination of performance for the PSUs in October 2026 and the applicable NEO's continued service through the applicable November 1, 2026 vest date. For more information, see the section titled "*Fiscal 2026 Executive Compensation Program—Fiscal 2026 Executive Compensation Program Components—Long-Term Equity Compensation—Fiscal 2024 PSUs Final Performance Results.*"

(6) Represents PSUs that were granted under our 2021 Plan, which have a five-year performance period. Following the completion of the five-year performance period, the Compensation and People Committee will make the final determination of performance for the PSUs under the terms of the PSUs, including the number of PSUs eligible to vest at such time, if any. Values included in the applicable columns reflect the maximum values for number of shares subject to PSUs and the associated market value.

Fiscal 2026 Option Exercises and Stock Vested

The following table presents information regarding the exercise of stock options and the vesting of stock awards by our NEOs during our fiscal year ended July 31, 2026.

Named Executive Officer	Option Awards—Number of Shares Acquired on Exercise (#)	Option Awards—Value Realized on Exercise ($)	Stock Awards—Number of Shares Acquired on Vesting (#)	Stock Awards—Value Realized on Vesting ($)[(1)]
Mr. Arora	846,408	144,719,813	1,185,721 [(2)]	261,143,193
Mr. Golechha	—	—	280,820 [(2)]	61,847,797
Mr. Jenkins	—	—	315,853 [(2)]	69,426,384
Mr. Klarich	552,060	90,353,020	468,038	103,080,689
Mr. Zuk	—	—	249,620	54,976,309

(1) Based on the market price of our common stock as of the relevant vesting date, multiplied by the number of shares vested.

(2) Settlement and release of all or a portion of these shares, which are issuable under equity awards that vested during fiscal 2026, has been deferred by the applicable NEO under our deferred compensation plan. Please see the section "*—Nonqualified Deferred Compensation*" below for additional information.

We did not sponsor any defined benefit pension or other actuarial plan for our NEOs during our fiscal year ended July 31, 2026.

Policies and Practices Related to Grants of Stock Options or Similar Awards

Except with respect to options that we have assumed in connection with certain mergers and acquisitions, we have not granted options, stock appreciation rights, or other similar option-like instruments since 2020. However, it is our policy not to time any grants of equity awards in relation to the release of material non-public information.

Nonqualified Deferred Compensation

Our Compensation and People Committee has adopted a deferred compensation plan, which is a non-qualified deferred compensation plan intended to meet the requirements of Section 409A of the Internal Revenue Code. Participation in the deferred compensation plan is voluntary and limited to our U.S. employees that are at the Vice President level or above, as determined by the administrator of the deferred compensation plan. Our current executive officers are eligible to participate. Mr. Zuk was not eligible to participate during our fiscal 2026 because he voluntarily resigned in August 2025, prior to any enrollment period in our fiscal 2026. The plan allows eligible participants to defer certain cash and equity compensation approved by the administrator, excluding any compensation that has already been deferred and cash compensation that is not paid through U.S. payroll.

The administrator may permit different deferral amounts for each component of compensation and may establish a minimum or maximum deferral amount for each component. Unless otherwise specified by the administrator, participants may defer (i) from 5% to 50% of their annual base salary, (ii) from 5% to 100% of their short-term annual incentive compensation payments and sales incentive payments, and (iii) from 5% to 100% of certain RSUs and PSUs or, to the extent a participant is permitted to defer the unvested tranche(s) of an equity award, the applicable unvested tranche(s). Participants' deferrals will be credited to their accounts on the date that deferred compensation would have otherwise been paid. Participants are 100% vested in their deferred cash compensation. Each participant may allocate his or her deferrals to accounts under the deferred compensation plan that provide for payment of deferred amounts upon specified events, such as the participant's separation from service or a date specified by the participant. Participants may elect to receive payment of their account balances in a single lump-sum distribution or in a limited number of annual installments (as elected by the participant in accordance with the deferred compensation plan), except in certain limited circumstances and provided that payments upon a participant's death will be provided in a single lump sum no later than the end of the following year. In addition, the administrator has the discretion to accelerate or delay the payment of account balances, as long as such changes are permitted under applicable tax rules and requirements.

The Company may make discretionary matching, profit sharing, or other contributions to any participant account under the deferred compensation plan, and these contributions will vest according to the schedule specified by the administrator on or before the time the contributions are made.

Each account under the deferred compensation plan will be credited with earnings on each business day, unless another period is specified by the administrator with respect to a particular investment option, based upon the participant's investment allocation, with respect to each deferral, among a menu of investment options selected in advance by the administrator. The deferral of any equity awards will be initially invested in notional shares of our common stock. If a participant fails to make an investment allocation with respect to a deferral of any other compensation, the deferral will be invested in a notional mutual fund specified by the administrator.

All accounts will be paid in fully vested RSUs settled in shares of the Company's common stock issued under the Company's equity plan, except that an account will be paid in cash to the extent there are not enough shares available under the Company's equity plan to make such payment in shares.

The following table summarizes the activity under the deferred compensation plan in fiscal 2026.

Named Executive Officer	Executive contributions in last fiscal year ($)(1)	Aggregate earnings or loss in last fiscal year ($)(2)	Aggregate balance at last fiscal year end ($)(3)
Mr. Arora	261,143,193	421,590,977	990,481,487
Mr. Golechha	30,923,898	15,668,352	46,592,250
Mr. Jenkins	705,998	42,642,152	119,897,603
Mr. Klarich	—	—	—

(1) Represents the value of the RSUs and/or PSUs that vested and were deferred by our NEOs in fiscal 2026. The value of each vested deferred award is based on the closing price of the Company's common stock on the relevant vest date. No portion of the amount for any NEO is included as compensation for fiscal 2026 in the Fiscal 2026 Summary Compensation Table.

(i) For Mr. Arora, this amount represents the value of 1,185,721 PSUs legally granted to him in fiscal 2023, a portion of which was included in the amounts reported in the Stock Award column of the Summary Compensation Table for each of fiscal 2023, fiscal 2024, and fiscal 2025.

(ii) For Mr. Golechha, this amount represents the value of 140,410 PSUs legally granted to him in fiscal 2023, a portion of which was included in the amounts reported in the Stock Award column of the Summary Compensation Table for each of fiscal 2023, fiscal 2024, and fiscal 2025.

(iii) For Mr. Jenkins, this amount represents the value of 3,828 RSUs granted to him in fiscal 2022, which were included in the amount reported in the Stock Award column of the Summary Compensation Table for fiscal 2022.

(2) Represents the net increase in the value of the shares underlying our NEOs' vested deferred RSUs and/or PSUs during our fiscal 2026. No portion of the amount for any NEO is included as compensation for fiscal 2026 in the Fiscal 2026 Summary Compensation Table.

(3) Represents the aggregate value of the vested deferred RSUs and/or PSUs held by our NEOs as of July 31, 2026. The value of each vested deferred RSU and PSU is based on the closing market price of our common stock on Nasdaq on July 31, 2026, which was $331.83.

Executive Employment Agreements

We have entered into employment offer letters with each of our NEOs in connection with his or her commencement of employment with us.

In December 2011, we entered into confirmatory new employment letters with Messrs. Klarich and Zuk to achieve consistency in the employment terms and conditions of our then-serving executive officers. In February 2022, we entered into addendums to the offer letters of Messrs. Jenkins and Golechha to achieve consistency in the employment terms and conditions of our then-serving executive officers. Effective August 2020, in connection with Mr. Zuk's relocation to Israel, Mr. Zuk entered into an employment agreement with one of our Israel subsidiaries. Effective July 2025, in connection with Mr. Zuk's relocation to the United States, Mr. Zuk entered into an amended and restated employment letter, and in connection with his voluntary resignation in August 2025, Mr. Zuk entered into a continued service agreement with the Company under which Mr. Zuk agreed to continue to provide certain transitional and advisory services to the Company. In January 2026, Mr. Zuk voluntarily terminated his continued service agreement. For more information regarding Mr. Zuk's

continued service agreement, see the section titled "*Executive Compensation—Executive Compensation Policies and Practices—Post-Employment Compensation.*"

Each of our NEOs, other than Mr. Zuk due to his separation of service from the Company, is eligible to receive certain severance payments and/or benefits in connection with his or her termination of employment under various circumstances, including following a change in control, pursuant to written severance and change in control arrangements. These severance payments and/or benefits under these arrangements were superseded in August 2026, by the Executive Change in Control and Severance Policy described below.

For a summary of the material terms and conditions of these prior arrangements, which were in effect at the end of fiscal 2026, as well as an estimate of the potential payments and benefits payable under these prior arrangements, see the descriptions below, including under the sections titled *"—Termination of Employment and Potential Payments Unrelated to a Change in Control" and "—Termination of Employment and Potential Payments in Connection with a Change in Control."*

NEOs are also eligible to receive any benefits accrued under our broad-based benefit plans, such as accrued vacation pay, in accordance with those plans and policies.

Executive Change in Control and Severance Policy

On August 20, 2026, our Board, on the recommendation of our Compensation and People Committee following consultation with Meridian, approved an Executive Change in Control and Severance Policy (the "CIC/Severance Policy"). The CIC/Severance Policy is designed to provide certain protections to selected participants, including our NEOs, in connection with the involuntary termination of the participant's employment during a specified change in control protection period, or, in certain cases, outside of a change in control protection period. Our Board adopted the CIC/Severance Policy to align with market practices as well as standardize the relevant benefits. All of our current NEOs are participants in the CIC/Severance Policy, which is summarized below. Mr. Zuk is not a current employee of the Company and, accordingly, is not eligible to participate in the CIC/Severance Policy.

Termination of Employment and Potential Payments Unrelated to a Change in Control

Under the CIC/Severance Policy, which went into effect in August 2026, if an executive officer's employment is terminated by the Company other than for "cause," death or "disability" (each, as defined in the CIC/Severance Policy) outside of the period beginning three months prior to a change in control and ending 12 months (or 18 months for our CEO) following a Change in Control (the "CIC Period"), then, subject to the executive's timely execution and non-revocation of a separation agreement and release of claims with the Company and continued compliance with restrictive covenants that are applicable to the executive, the executive will receive:

- (i) salary severance payable in ratable installments over 12 months in accordance with the Company's regular payroll practices equal to 100% of the executive's base salary;
- (ii) cash incentive severance in the form of a lump sum payments equal to the sum of (a) the executive's annual target cash incentive compensation opportunity, prorated based on the number of days elapsed in the fiscal year in which the termination occurs through the date of termination, *minus* the amount of any actual cash incentive award paid to the executive for a semi-annual performance period that occurs during such fiscal year and (b) to the extent the cash incentive award for the prior fiscal year has not been paid as of the date of termination of employment, 100% of the executive's annual target cash incentive compensation opportunity for such prior fiscal year *minus* the amount of any actual cash incentive award paid to the executive for a semi-annual performance period that occurs during such fiscal year;
- (iii) health benefit severance in the form of a lump sum payment equal to 12 months *multiplied by* the monthly COBRA premium required to continue group health, dental and vision coverage for the executive and their covered eligible dependents; and
- (iv) unless otherwise provided by our Compensation and People Committee at the time of grant, vesting acceleration for any time-based equity awards that otherwise would have vested during the 12 month period following the termination had the executive remained employed with the Company during such period, with equity awards subject to performance-based vesting conditions remaining outstanding and vesting, as to the portion of the award that

otherwise would have vested during the 12 month period following the termination had the executive remained employed with the Company during such period, based on actual achievement of the performance criteria upon the completion of the applicable performance period.

Please refer to the section *below titled "—Termination of Employment and Potential Payments in Connection with a Change in Control—Definitions Under CIC/Severance Policy" for a* summary of the meaning of "cause" and "change in control" under the CIC/Severance Policy.

Before the CIC/Severance Policy went into effect in August 2026, under the terms of the prior severance and change in control arrangement, (a) the Non-CIC Period applicable to Mr. Arora was any time prior to a "change in control" and more than 12 months following a "change in control" and (b) Mr. Arora was not eligible for the cash incentive severance or the equity vesting treatment contemplated under the CIC/Severance Policy. In addition, before the CIC/Severance Policy went into effect, none of our NEOs other than Mr. Arora were eligible to receive any specific payments or benefits in the event of an involuntary termination of employment unrelated to a "change in control".

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT UNRELATED TO A CHANGE IN CONTROL

The following table summarizes the potential payments to Mr. Arora upon a termination of employment unrelated to a change in control assuming such termination of employment occurred on July 31, 2026 under the terms of his prior severance and change in control arrangement, which is before the CIC/Severance Policy went into effect.

Named Executive Officer	Base Salary ($)	Bonus ($)	COBRA ($)	Equity Awards	Total
Mr. Arora	$1,000,000	$—	$39,509	$—	$1,039,509

POTENTIAL PAYMENTS IN CONNECTION WITH TERMINATION OF EMPLOYMENT DUE TO DEATH

In August 2023, we adopted the Survivor Benefit Policy, which provides that if an individual's death occurs while the individual is providing services as an employee to the Company or any subsidiary of the Company, all of the equity awards (other than equity awards issued in accordance with or subject to the provisions of the Israel Income Tax Ordinance and its applicable rules, regulations, orders or procedures (the "ITO")) that the individual holds as of the date of death will be accelerated in accordance with the terms of the Survivor Benefit Policy. With respect to performance-based vesting terms that accelerate under the terms of the policy (unless otherwise specified in an award agreement, a Company policy that applies to the employee, a determination made by the Company, our Board, or our Compensation and People Committee before the employee's death, or a written agreement with the employee), all performance goals or other vesting criteria are assumed achieved at 100% of target levels and any relative TSR modifier (or similar modifiers) are deemed not to impact the relevant award. The terms of the Survivor Benefit Policy were extended to our Israel-based employees beginning for new equity awards made to such employees (in accordance with or subject to the ITO) from and after April 2024. Accordingly, since April 2024, the terms of the Survivor Benefit Policy apply to all our employees, including our NEOs.

The short-term incentive plan adopted by our Compensation and People Committee for all employees not paid commissions, including NEOs (collectively, "eligible employees"), also provides that, if an employee (i) did not elect to defer any portion of their short-term incentive plan payouts under our deferred compensation plan (described in the section "—*Nonqualified Deferred Compensation*") and (ii) at the time of the employee's death, was an eligible employee, then the eligible employee's estate or beneficiary(ies) would be entitled to receive a prorated portion of the short-term incentive plan payout.

The amount payable is the amount that the eligible employee would have otherwise been entitled to receive for the fiscal half in which the eligible employee's death occurred based on the eligible compensation earned while such eligible employee was alive and an eligible employee, assuming the employee's individual performance results in a short-term incentive plan payout at target levels and, to the extent the funding of the short-term incentive plan for that fiscal half had not yet been determined at the time of the employee's death, assuming the short-term incentive plan was funded at 100% of the target funding amount for that fiscal half. If the actual funding percentage for the short-term incentive plan has been determined at the time of the employee's death, then the actual funding percentage will apply. The amount payable is prorated based on the number of days the relevant employee was alive and an eligible employee during the semi-annual period. If an employee's death occurs during a fiscal half but before the short-term incentive payout has been made for the

prior fiscal half, then the deceased employee's estate or beneficiary(ies) would be entitled to receive both the fully earned payment for such prior fiscal half and the pro-rated payment for the fiscal half in which the eligible employee's death occurred. For more information regarding our short-term incentive plan, please see the section above titled *"—Compensation Discussion and Analysis—Fiscal 2026 Executive Compensation Program—Fiscal 2026 Executive Compensation Program Components—Short-Term Incentive Compensation."*

The following table summarizes the potential value of payments to our NEOs upon their death.

		Value of Accelerated Equity Awards ($)	
Named Executive Officer	**Bonus ($)[(1)]**	**Restricted Stock and Restricted Stock Units[(2)]**	**Total ($)**
Mr. Arora	500,000	644,936,160	645,436,160
Mr. Golechha	300,000	85,108,422	85,408,422
Mr. Jenkins	375,000	85,108,422	85,483,422
Mr. Klarich	275,000	52,021,985	52,296,985
Mr. Zuk[(3)]	—	—	—

(1) The amounts reported in this column assume the relevant NEO's date of death is the last day of our fiscal 2026.

(2) The amounts reported in this column reflect the aggregate market value of the unvested shares of our common stock underlying eligible outstanding RSUs and PSUs (in the case of PSUs, with all performance goals or other vesting criteria deemed achieved at 100% of target levels but any multipliers based on total shareholder return or otherwise deemed to not impact the PSUs). The aggregate market value is computed by multiplying (i) the number of unvested shares of our common stock subject to the outstanding RSUs and PSUs that would become vested by (ii) $331.83, which was the closing market price of our common stock on Nasdaq on July 31, 2026.

(3) Mr. Zuk resigned from his director and employment roles with the Company in August 2025, and ceased to be eligible for the potential payments described in this section.

Termination of Employment and Potential Payments in Connection with a Change in Control

Under the CIC/Severance Policy, which went into effect in August 2026, if an executive's employment is terminated by the Company other than for "cause", death or "disability", or by the executive for "good reason" (each, as defined in the CIC/Severance Policy) during the period beginning three months prior to a change in control and ending 12 months (or 18 months for our CEO) following a change in control, then subject to the executive's timely execution and non-revocation of a separation agreement and release of claims with the Company and continued compliance with restrictive covenants that are applicable to the executive, the executive will receive:

- (i) salary severance in the form of a lump sum payment equal to 150% of the executive's base salary (200% in the case of our CEO);
- (ii) cash incentive severance in the form of a lump sum payment equal to 150% of the executive's annual target cash incentive compensation opportunity (200% in the case of our CEO);
- (iii) health benefit severance in the form of a lump sum payment equal to 18 months (24 months in the case of our CEO) multiplied by the monthly COBRA premium required to continue group health, dental and vision coverage for the executive and their eligible dependents; and
- (iv) vesting acceleration as to 100% of any equity awards that are outstanding and unvested, provided that the treatment of the performance conditions for awards that are subject to performance-based vesting conditions will be as set forth in the individual award agreement.

Before the CIC/Severance Policy went into effect, our CEO was eligible to receive the same payments and benefits described above under the terms of the prior severance and change in control arrangement, except that:

- (i) the CIC Period applicable to our CEO was the 12 months after a "change in control";
- (ii) the amount payable for premiums for continued COBRA benefits was for a period of 12 months;

- (iii) his applicable percentage was 100% for purposes of the current annual base salary and incentive compensation severance components; and
- (iv) he was not eligible for the equity vesting treatment contemplated under the CIC/Severance Policy.

Before the CIC/Severance Policy went into effect, each of Messrs. Golechha, Jenkins, and Klarich were entitled to receive the same payments and benefits described above, except that:

- (i) the applicable CIC Period was the 12 months after a “change in control”;
- (ii) their applicable percentage was 100% for purposes of the base salary and target incentive compensation severance components;
- (iii) the amount payable for premiums for continued COBRA benefits was for a period of 12 months; and
- (iv) accelerated vesting was limited to time-based vesting awards (12 months vesting for Messrs. Golechha and Jenkins and the greater of (x) 12 months vesting and (y) 50% of the then-unvested portion of time-based equity awards for Mr. Klarich).

Mr. Zuk retired from the Company in August 2025, and ceased being eligible for any potential payments of the type described in this section.

POTENTIAL PAYMENTS UPON TERMINATION IN CONNECTION WITH A CHANGE IN CONTROL

The following table summarizes the potential payments to our NEOs upon a termination of employment in connection with a change in control assuming such termination of employment occurred on July 31, 2026 under the terms of their prior severance and change in control arrangements, which is before the CIC/Severance Policy went into effect.

Named Executive Officer	Salary Continuation ($)	Target Annual Cash Bonus ($)	Value of Accelerated Equity Awards ($)	Value of Continued Health Care Coverage Premiums ($)	Total ($)
			Restricted Stock and Restricted Stock Units		
Mr. Arora	1,000,000	1,000,000	—	39,509	2,039,509
Mr. Golechha	600,000	600,000	—	39,950	1,239,950
Mr. Jenkins	750,000	750,000	—	39,950	1,539,950
Mr. Klarich	550,000	550,000	—	39,509	1,139,509
Mr. Zuk(1)	—	—	—	—	—

(1) Mr. Zuk resigned from his director and employment roles with the Company in August 2025, and ceased to be eligible for the potential payments described in this section.

DEFINITIONS UNDER CIC/SEVERANCE POLICY

Under the CIC/Severance Policy, for purposes of the foregoing provisions, a “change in control” generally means:

- a person or group acquires ownership of our stock that, together with stock already held by such person or group, constitutes more than 50% of the total voting power of our stock;
- a majority of the members of our board of directors is replaced during any 12-month period by directors whose appointment or election is not approved by a majority of the members of the board prior to the date of the appointment or election; or
- any person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition) assets from us that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of our assets immediately prior to such acquisition or acquisitions, other than a transfer to an entity controlled by our stockholders immediately after the transfer or a transfer to an entity 50% or more of the total value or voting power of which is owned by us.

Under the CIC/Severance Policy, for purposes of the foregoing provisions, “cause” generally means:

- conviction or plea of nolo contendere to any felony or any crime involving moral turpitude or dishonesty;
- participation in intentional fraud or an act of willful dishonesty against us;

- breach of our policies which materially harms us;
- material breach of the NEO's invention assignment and confidentiality agreement or similar agreement with the Company (“confidentiality agreement”);
- intentional damage of a substantial amount of our property;
- unauthorized use of any trade secrets or proprietary information of us or our subsidiaries, whether or not in breach of the NEO's confidentiality agreement;
- breach of fiduciary duty to us;
- a material violation of one of our material employment policies that would reasonably be expected to result in material injury or reputational harm to us if the NEO were retained in his position, including a failure to cooperate with an internal or governmental investigation; or
- a failure or refusal in a material respect to follow the lawful, reasonable policies or directions of us as specified by our board of directors, CEO, or the NEO's direct manager, after being provided with notice specifying in reasonable detail the tasks required to cure such failure, which failure (if curable) is not cured within 30 days after receipt of written notice from us.

Under the CIC/Severance Policy, for purposes of the foregoing provisions, “good reason” generally means:

- a material reduction in the NEO's title, status, or reporting relationship;
- a material reduction in the NEO's authority, obligations, or responsibilities, provided that a change in title or status alone (not accompanied by a change in authority, obligations, or responsibilities) shall not constitute a material reduction under this prong of the definition;
- a reduction of the NEO's base salary by more than 10%, except for across-the-board salary reductions similarly affecting all or substantially all similarly situated management personnel of us and our affiliates; or
- a material change in the geographic location at which the NEO must perform services (with relocation to a location 35 miles or less from the NEO's then-present location not considered material).

A resignation for "good reason" will not be deemed to have occurred unless the NEO gives us written notice of the condition within 90 days after the condition comes into existence and we fail to remedy the condition within 30 days after receiving the NEO's written notice.

Pay vs. Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation and certain financial performance measures of the Company. For further information concerning the Company's pay-for-performance philosophy and how executive compensation aligns with the Company's performance, please see the "*Executive Compensation—Compensation Discussion and Analysis*" section of this Proxy Statement.

Pay vs. Performance Table

Year[(1)]	Summary Comp Table Total for PEO[(2)]	Compensation Actually Paid to PEO[(3)]	Average Summary Comp Table Total for Non-PEO NEOs[(2)]	Average Compensation Actually Paid to Non-PEO NEOs[(4)]	Value of initial fixed $100 investment based on		Net Income (Loss) (in millions)[(7)]	Company Selected Measure: Annual NGS ARR (in billions)[(8)]
					Company TSR[(5)]	Peer Group TSR[(6)]		
2026	$ 80,270,519	$ 813,879,588	$16,053,492	$100,647,684	$498.93	$ 252.91	$ 306.6	9.1
2025	$ 99,736,336	$ 267,474,290	$23,541,480	$ 61,685,286	$ 261.02	$200.37	$ 1,133.9	5.6
2024	$ 58,036,875	$ 105,275,811	$16,323,792	$ 14,485,907	$ 244.13	$ 162.04	$ 2,577.6	4.2
2023	$ 151,425,203	$ 266,368,755	$ 12,145,914	$ 31,768,696	$ 187.92	$ 119.86	$ 439.7	3.0
2022	$ 10,410,477	$ 208,514,831	$ 8,058,186	$ 56,805,285	$ 125.07	$ 94.49	$ -267.0	1.9

(1) During each of the years presented, our PEO was Nikesh Arora. During each of the years presented, our non-PEO NEOs were Dipak Golechha, William "BJ" Jenkins, Lee Klarich, and Nir Zuk.

(2) Amounts reported in this column represent (i) the total compensation, as reported in the Summary Compensation Table in our annual Proxy Statement ("SCT"), for the applicable year for Mr. Arora and (ii) the average of the total compensation, as reported in the SCT in our annual Proxy Statement, for the applicable year for our non-PEO NEOs.

(3) "Compensation actually paid" is calculated in accordance with Item 402(v) of Regulation S-K. The table below sets forth the adjustments made during our fiscal 2026 presented in the table to calculate the "Compensation Actually Paid" to our PEO, Mr. Arora, for fiscal 2026.

PEO

	2026
Total Reported in SCT for the covered fiscal year	**$ 80,270,519**
Less, grant date fair value of equity awards reported in SCT for the covered fiscal year	(75,937,806)
Plus, fair value (as of the end of the covered fiscal year) of equity awards granted in the covered fiscal year that are unvested and outstanding as of the end of the covered fiscal year, computed in accordance with ASC Topic 718	325,831,336
Plus, change in fair value (from the end of the prior fiscal year to the end of the covered fiscal year) of equity awards granted in any prior fiscal year that are outstanding and unvested as of the end of the covered fiscal year, computed in accordance with ASC Topic 718	428,091,764
Plus, fair value (as of the vesting date) of equity awards that are granted and vested in the covered fiscal year, computed in accordance with ASC Topic 718	-
Plus, change in fair value (from the end of the prior fiscal year to the vesting date) of equity awards granted in any prior fiscal year that vested in the covered fiscal year, computed in accordance with ASC Topic 718	55,623,775
Less, fair value (as of the end of the prior fiscal year) of equity awards granted in any prior fiscal year that failed to meet the applicable vesting conditions in the covered fiscal year, computed in accordance with ASC Topic 718	-
Total Adjustments	733,609,069
Compensation Actually Paid	**$ 813,879,588**

(4) "Compensation actually paid" is calculated in accordance with Item 402(v) of Regulation S-K. The table below sets forth the adjustments made during our fiscal 2026 presented in the table to calculate the "Average Compensation Actually Paid" to our non-PEO NEOs for fiscal 2026.

Non-PEO NEOs

	2026
Average Total Reported in SCT for the covered fiscal year	**$ 16,053,492**
Less, average grant date fair value of equity awards reported in SCT for the covered fiscal year	(14,993,067)
Plus, average fair value (as of the end of the covered fiscal year) of equity awards granted in the covered fiscal year that are unvested and outstanding as of the end of the covered fiscal year, computed in accordance with ASC Topic 718	57,113,283
Plus, average change in fair value (from the end of the prior fiscal year to the end of the covered fiscal year) of equity awards granted in any prior fiscal year that are outstanding and unvested as of the end of the covered fiscal year, computed in accordance with ASC Topic 718	30,163,503
Plus, average fair value (as of the vesting date) of equity awards that are granted and vested in the covered fiscal year, computed in accordance with ASC Topic 718	-
Plus, average change in fair value (from the end of the prior fiscal year to the vesting date) of equity awards granted in any prior fiscal year that vested in the covered fiscal year, computed in accordance with ASC Topic 718	15,379,793
Less, average fair value (as of the end of the prior fiscal year) of equity awards granted in any prior fiscal year that failed to meet the applicable vesting conditions in the covered fiscal year, computed in accordance with ASC Topic 718	(3,069,320)
Total Adjustments	84,594,192
Average Compensation Actually Paid	**$ 100,647,684**

(5) Pursuant to Item 402(v) of Regulation S-K, assumes $100 was invested on July 31, 2021 in our common stock and reinvestment of dividends. Historic stock price performance is not necessarily indicative of future stock price performance.

(6) Pursuant to Item 402(v) of Regulation S-K, assumes $100 was invested on July 31, 2021 in the stocks represented by the peer group and reinvestment of dividends. The peer group consists of the S&P 500 Information Technology Index, an independently prepared index, which is the peer group we used for the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended July 31, 2026.

(7) Represents net income (loss), as reflected in the Company's audited financial statements included in our Annual Reports on Form 10-K.

(8) We have selected NGS ARR as the Company-Selected Measure because NGS ARR is an operating metric that we use to assess the strength and trajectory of our business. Given this, NGS ARR was utilized as a financial performance measure in the PSUs granted in fiscal 2026. NGS ARR represents the annualized allocated revenue of all active contracts as of the final day of the reporting period related to all product, subscription and support offerings, excluding revenue from hardware products, and legacy attached subscriptions, support offerings and professional services. The scope of products, subscriptions, and support offerings that contribute to NGS ARR will generally increase over time as we introduce or acquire new next-generation products, subscriptions, and support offerings.

2026 Performance Measures

As described in greater detail in the "—*Compensation Discussion and Analysis*" above, our executive compensation program reflects a pay-for-performance philosophy. The measures that we use for both our short-term and long-term incentive awards are selected to closely align executive compensation with our key financial and operational measures approved by the Board and communicated to investors, and the strategies approved by the Board to drive our long-term growth and deliver value to our shareholders.

Listed below is an unranked list of the most important financial performance measures used to link "compensation actually paid" to our NEOs to Company performance for fiscal 2026, as further described in "—*Compensation Discussion and Analysis*" above.

- Relative TSR Percentile Rank, which is how the Company's TSR compares to the TSRs of the companies that are a component of the S&P 500 Index on the last day of the applicable performance period
- NGS ARR
- Annual Non-GAAP EPS
- Organic Revenue
- Organic Operating Margin

Relationship Between "Compensation Actually Paid" and Performance Measures

In accordance with SEC rules, the charts below illustrate how "compensation actually paid" (CAP) to our NEOs aligns with our Company's financial performance as measured by our total shareholder return, our peer group total shareholder return, our net income, and NGS ARR.

CAP vs. TSR


$498.93
$813.9M
$261.02
$244.13
$252.91
$200.37
$187.92
$162.04
$125.07
$119.86
$94.49
$266.4M
$267.5M
$208.5M
$105.3M
$100.6M
$56.8M
$31.8M
$14.5M
$61.7M
2022
2023
2024
2025
2026
Compensation Actually Paid (PEO)
Average Compensation Actually Paid (Non-PEO NEOs)
Company TSR
Peer Group TSR

CAP vs. Net Income (Loss)


$2,577.6M
$813.9M
$1,133.9M
$439.7M
$306.6M
-$267.0M
$266.4M
$267.5M
$208.5M
$105.3M
$56.8M
$31.8M
$14.5M
$61.7M
$100.6M
2022
2023
2024
2025
2026
Compensation Actually Paid (PEO)
Average Compensation Actually Paid (Non-PEO NEOs)
Net income (loss) (in millions)

CAP vs NGS ARR


$9.1B
$5.6B
$813.9M
$4.2B
$3.0B
$1.9B
$266.4M
$267.5M
$208.5M
$105.3M
$56.8M
$31.8M
$14.5M
$61.7M
$100.6M
2022
2023
2024
2025
2026
Compensation Actually Paid (PEO)
Average Compensation Actually Paid (Non-PEO NEOs)
NGS ARR

Executive Officers

The following table identifies certain information about our executive officers as of October 9, 2026. Officers are appointed by our board of directors to hold office until their successors are elected and qualified.

Name	Age	Position(s)
Nikesh Arora	58	Chief Executive Officer and Chairman
Dipak Golechha	52	Executive Vice President and Chief Financial Officer
William "BJ" Jenkins	60	President
Lee Klarich	51	Chief Product and Technology Officer and Director

Nikesh Arora. For a brief biography of Mr. Arora, please see *"Proposal No. 1—Election of Directors—Directors—Nominee Directors."*

Dipak Golechha has served as our Chief Financial Officer since March 2021. Mr. Golechha joined the Company in December 2020 as Senior Vice President, Finance. Prior to joining the Company, from August 2020 until December 2020, Mr. Golechha served as senior advisor at Boston Consulting Group, a management consulting firm. From December 2016 to April 2020, Mr. Golechha was President and Chief Executive Officer of Excelligence Learning Corporation, a tech-enabled platform company in early childhood education. From August 2014 through July 2016, Mr. Golechha served as the chief financial officer of NBTY Inc., also known as The Nature's Bounty Company, a manufacturer of vitamins, minerals and health supplements. During 2014, Mr. Golechha served as the chief financial officer of Chobani, a yogurt company. Prior to Chobani, Mr. Golechha worked at The Procter & Gamble Company, an American multinational consumer goods corporation, for 18 years, most recently serving as chief financial officer / chief operating officer of the Global Feminine Care / Adult Care Division from August 2012 to December 2013. Mr. Golechha holds a bachelor's degree and a master's degree from St. John's College, Cambridge University in Economics.

William "BJ" Jenkins has served as our President since August 2021. Prior to joining the Company, Mr. Jenkins served as President and CEO of Barracuda Networks, Inc., a computer security and data storage company, from November 2012 through July 2021. Prior to this position, Mr. Jenkins held multiple business unit and sales and marketing leadership roles at EMC Corporation, a provider of enterprise storage systems, software, and networks. Mr. Jenkins holds an engineering degree from the University of Illinois and an M.B.A. from Harvard Business School.

Lee Klarich For a brief biography of Mr. Klarich, please see "*Proposal No. 1—Election of Directors—Directors—Continuing Directors.*"

Equity Compensation Plan Information

We currently maintain three primary equity compensation plans that have been approved by our shareholders and provide for the issuance of shares of our common stock to our officers and other employees, directors, and consultants: our 2012 Equity Incentive Plan (which was replaced by our 2021 Equity Incentive Plan and is no longer used to grant new equity awards), our 2021 Equity Incentive Plan, and our 2012 Employee Stock Purchase Plan. We have also assumed certain equity compensation plans in connection with our acquisitions, which have not been approved by our shareholders.

The following table provides information as of July 31, 2026, with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3]
Equity compensation plans approved by shareholders[1]	25,888,714	$ —	76,902,240
Equity compensation plans not approved by shareholders[2]	—	$ —	—
Total	25,888,714		76,902,240

(1) Includes the following plans: the 2012 Equity Incentive Plan; 2021 Equity Incentive Plan; and 2012 Employee Stock Purchase Plan ("2012 ESPP"). Our 2012 ESPP provides that on the first day of each fiscal year beginning with fiscal 2014 the number of shares authorized for issuance under the 2012 ESPP is automatically increased by a number equal to the lesser of (i) 12,000,000 shares of common stock, (ii) one percent (1.0%) of the number of shares of common stock outstanding on such date, or (iii) an amount determined by our board of directors or a duly authorized committee of our board of directors.

(2) Does not include 2,836,829 shares of common stock issuable pursuant to awards granted under various plans assumed in connection with acquisitions of other companies, consisting of the following plans: the RedLock Inc. 2015 Stock Plan, as amended; the Cider Security Ltd. 2020 Equity Incentive Plan, as amended; the CyberArk Software Ltd. 2014 Share Incentive Plan, as amended; and the CyberArk Software Ltd. 2024 Share Incentive Plan, as amended. Of this amount, 1,107 shares are issuable upon exercise of outstanding stock options with a weighted-average exercise price of $54.53 per share. No shares remain available for future issuance under any of these acquired plans.

(3) For our equity compensation plans approved by shareholders, this amount consists of 46,506,383 shares available under our 2012 ESPP, and 30,395,857 shares available under our 2021 Equity Incentive Plan.

PROPOSAL NO. 4

Amendment to Our 2021 Equity Incentive Plan

We are asking our shareholders to approve an amendment to our 2021 Equity Incentive Plan ("2021 Plan") to increase the number of shares of our common stock ("Shares") reserved for issuance under the 2021 Plan by 15,000,000 Shares. Other than this increase, no changes are proposed to be made to the 2021 Plan.

Why Should Shareholders Vote to Approve the Amendment to the 2021 Plan?

The Amendment to the 2021 Plan Will Allow Us to Continue Attracting and Retaining the Best Talent

Our Board believes that our success depends on the ability to attract and retain the best available personnel for positions of substantial responsibility and that the ability to grant equity awards is crucial to recruiting and retaining the services of these individuals. In addition, our Board believes that equity awards provide additional incentive to our employees, directors, and consultants and promote our success. Without a motivated and dedicated workforce, we could not deliver the strong performance we experienced in fiscal 2026 (as described elsewhere in this Proxy Statement). If shareholders do not approve the amendment to the 2021 Plan at the Annual Meeting, we may be unable to continue granting equity awards as needed, which could prevent us from successfully attracting and retaining the highly skilled talent we need.

A Principled and Disciplined Approach

The Compensation and People Committee has adopted a principled and disciplined approach to increasing the shares reserved for issuance under our 2021 Plan, which we believe aligns with best practices. This approach consists of the following principles:

- Share requests should align with our commitments to reduce stock-based compensation expense as a percentage of revenue.
- Share reserves should be sufficient to cover one and a half to two years of grants, which the Committee believes is aligned with best practices and provides the Company with a reasonable buffer in case of extraordinary circumstances (e.g., stock price volatility, changes in hiring, acquisitions of other companies, etc.).
- Share requests should be subject to shareholder approval on an annual basis, which the Committee believes provides transparency to our shareholders and more flexibility to manage our needs.

A Reasonable Number of Shares Will Be Added to the 2021 Plan

If our shareholders approve the amendment to the 2021 Plan, 15,000,000 Shares will be added to the maximum number of Shares that may be issued under the 2021 Plan. We anticipate these Shares will be enough to meet our expected needs for the next one to two years.

- **Number of Shares Remaining under the 2021 Plan**. As of October 9, 2026, 26,029,643 Shares remained available for grant under the 2021 Plan.
- **Overhang**. As of October 9, 2026, outstanding equity awards under our 2012 Plan and the 2021 Plan covered 27,447,867 Shares which represented approximately 3.4% of our outstanding Shares as of that date, and the outstanding equity awards under all our equity plans, including those assumed by the Company through acquisitions, covered 30,053,915 Shares, which represented approximately 3.7% of our outstanding Shares as of that date. For the purposes of the Shares described in the prior sentence, PSUs are assumed to cover the maximum number of Shares that may be earned and issued with respect to the PSUs over their full term.
- **Historical Grant Practices**. In fiscal 2024, 2025 and 2026, we granted equity awards (excluding equity awards we have assumed in acquisitions) covering 12.6 million, 9.6 million, and 11.7 million Shares, respectively, for equity awards

covering a total of approximately 33.9 million Shares over that three-year period. For the purposes of the shares described in the prior sentence, PSUs are assumed to cover the maximum number of Shares that may be earned and issued with respect to the PSUs over their full term.

- **Forecasted Grants**. To determine how long the Shares to be added to the 2021 Plan will enable us to make grants of equity awards, our Compensation and People Committee and our Board reviewed a forecast that considered these factors: (i) the remaining number of Shares available for future grants under the 2021 Plan and (ii) forecasted future grants, with the future grant amounts determined based on assumptions regarding our stock price and the competitive dollar value to be delivered to the grant recipient.
    - Because we generally determine the size of equity awards to be granted based on the value of the award, if the stock price used to determine the number of Shares subject to an award differs significantly from the stock price assumed in the forecast (which was $300.00 per share to $400.00 per share), our actual Share usage will deviate significantly from our forecasted Share usage. For example, if our stock price used to determine the number of Shares subject to an award is lower than the stock prices assumed in the forecast, we would need a larger number of Shares than anticipated to deliver the same intended value to participants.

We Have Used Our Equity Plans Responsibly

In response to the feedback that we have received from our shareholders over the past several years, the Compensation and People Committee has undertaken a concerted program of reducing our annual stock-based compensation expense as a percentage of revenue. The graph below illustrates our total stock-based compensation expense for fiscal years 2022 through 2026, including as a percentage of total revenue, as well as the portion of our stock-based compensation expense that is not attributable to replacement shares and equity awards we issued or assumed in connection with our acquisitions in each period shown, including as a percentage of total revenue . The increase in stock-based compensation as a percentage of total revenue in fiscal 2026 was primarily drive by the Company's acquisition activity during fiscal 2026.


Annual Total Share-Based Compensation ($ in millions)
$2000.0
$1600.0
$1200.0
$800.0
$400.0
$0.0
20.0%
15.0%
10.0%
5.0%
0.0%
18.4%
14.8%
$1,013
$813
$200
FY22
15.8%
13.3%
$1,087
$918
$169
FY23
13.4%
11.3%
$1,079
$906
$173
FY24
14.1%
12.9%
$1,300
$1,185
$115
FY25
$1,815
15.8%
11.0%
$1,264
$551
FY26
Annual M&A SBCE
Non-M&A Annual SBCE
Non-M&A SBCE Percent of Revenue
Total SBCE Percent of Revenue

We recognize the dilutive impact of our equity compensation on our shareholders and continuously strive to balance this concern with the competition for talent. In the process it used to determine the number of Shares to be added to the 2021 Plan, our Compensation and People Committee and Board reviewed analyses prepared by Meridian Compensation Partners, our independent compensation consultant, which included analysis of the burn rate and overhang metrics discussed below.

If approved, the Shares added to the 2021 Plan would represent approximately 1.8% of our 818,771,631 outstanding Shares as of October 9, 2026. Our Board believes the potential dilution to shareholders is reasonable and sustainable to meet our business goals.

Gross burn rate can be used by some to assess a company's use of equity compensation. Gross burn rate is defined as the number of shares underlying equity awards granted in a given fiscal year (excluding any equity awards we have assumed in connection with our merger and acquisition activity) divided by the number of shares of weighted average common stock outstanding ("CSO").

Potential actual dilution to shareholders is often measured by analyzing the net burn rate. Net burn rate is defined as (i) the number of shares underlying equity awards granted in a given fiscal year (excluding any equity awards we have assumed in connection with our merger and acquisition activity) minus shares subject to outstanding equity awards forfeited during the year and returned to the plan divided by (ii) CSO. This measure indicates the rate at which we actually create potential future shareholder dilution.

We have managed our net burn rate to 1.4% in fiscal 2024, 0.6% in fiscal 2025, and 1.0% in fiscal 2026, which represents an average of 1.0% over that three-year period.

The following table shows our gross and net burn rate over the past three fiscal years and the average CSO of those three years.

in millions	Fiscal 2024	Fiscal 2025	Fiscal 2026	Average
Performance-based stock options ("PSOs") granted	—	—	—	—
PSOs earned	—	—	—	—
RSUs granted[(1)]	8.3	5.8	8.3	7.5
PSUs granted[(2)]	4.3	3.8	3.4	3.8
PSUs earned	3.2	1.2	3.0	2.5
Total awards granted[(3)]	12.6	9.6	11.7	11.3
Weighted average common stock outstanding	638.5	662.5	749.4	683.5
Gross Burn Rate	2.0%	1.5%	1.6%	1.7%
Forfeitures of Options	—	—	—	—
Forfeitures of PSOs	—	—	—	—
Forfeitures of PSUs and time-based RSUs	3.8	5.4	4.1	4.4
Net Burn Rate	1.4%	0.6%	1.0%	1.0%

(1) Excludes approximately 0.2 million, 0.2 million, and 6.9 million equity awards assumed in acquisitions in each of fiscal 2024, fiscal 2025, and fiscal 2026, respectively.

(2) For PSUs, shares granted represent the aggregate maximum number of shares that may be earned and issued with respect to these awards over their full terms.

(3) Includes time-based RSUs and PSUs granted.

The 2021 Plan Includes Compensation and Governance Best Practices

The 2021 Plan includes provisions considered best practices for compensation and corporate governance purposes. These provisions protect our shareholders' interests:

- **Administration**. The 2021 Plan is administered by our Compensation and People Committee, which consists entirely of independent non-employee directors.
- **Repricing is Not Allowed without Shareholder Approval**. The 2021 Plan does not permit awards to be repriced or exchanged for other awards unless shareholders approve the repricing or exchange.
- **No Single-Trigger Vesting Acceleration upon a Change in Control for Employees and Consultants**. Awards under the 2021 Plan will be treated in a change in control (as defined in the 2021 Plan) in the manner determined by the administrator, and except for awards granted to our non-employee directors for their service as non-employee

directors, the terms of the 2021 Plan provide for no automatic vesting of awards upon a change in control unless the award is not assumed or substituted.

- **Limited Transferability**. Awards under the 2021 Plan generally may not be sold, assigned, hypothecated, transferred, or disposed of in any manner, unless otherwise approved by the administrator (on such terms as the administrator deems appropriate) or required by applicable laws.
- **No Tax Gross-ups**. The 2021 Plan does not provide for any tax gross-ups.
- **Forfeiture Events**. Each award under the 2021 Plan and any other incentive compensation paid to a participant is subject to our clawback policy that was in effect when the 2021 Plan was originally adopted and any clawback policy that we establish or amend to comply with applicable laws, and the administrator may require a participant to forfeit, return, or reimburse all or a portion of the award or other compensation and any amounts paid under the award or other compensation to comply with such clawback policy or applicable laws.
- **Reasonable Annual Limits on Non-Employee Director Compensation**. The 2021 Plan sets limits as to the total compensation that non-employee directors may receive (for service as a non-employee director) during each fiscal year.
- **No Dividends on Unvested Awards**. No dividends or other distributions may be paid with respect to any Shares underlying the unvested portion of an award.
- **Limited Share Recycling from the 2012 Plan**. Our Board amended the 2021 Plan in August 2025 to eliminate the ability to recycle shares from the 2012 Equity Incentive Plan (“2012 Plan”) that are tendered to, or withheld by, the Company for payment of an exercise price or for tax withholding obligations, such that recycling is only permitted for awards previously granted under the 2012 Plan that have expired or terminated without being exercised in full or are forfeited to or repurchased by the Company due to failure to vest.

Our executive officers and directors have an interest in the approval of the amendment to the 2021 Plan because they are eligible to receive equity awards under the 2021 Plan.

REQUIRED VOTE

The approval of the amendment to our 2021 Plan requires the affirmative vote of a majority of the voting power of the shares present virtually or by proxy at the Annual Meeting and entitled to vote thereon. You may vote “for,” “against,” or “abstain” with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes “against” this proposal. Broker non-votes will have no effect on the outcome of this proposal.

Recommendation of the Board

The Board recommends that you vote **“FOR”** the approval of the amendment to the 2021 Equity Incentive Plan to increase the number of Shares reserved for issuance under the 2021 Equity Incentive Plan.

Summary of the 2021 Plan

The following paragraphs summarize the principal features of the 2021 Plan, as amended, and its operation. However, this summary is not a complete description of the provisions of the 2021 Plan and is qualified in its entirety by the specific language of the 2021 Plan. A copy of the 2021 Plan is provided as Appendix B to this Proxy Statement.

Purpose of the 2021 Plan

The purpose of the 2021 Plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors, and consultants, and promote the success of our business. These incentives can be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, and performance shares.

Shares Available for Issuance

Subject to the adjustment provisions in the 2021 Plan, the number of Shares reserved for issuance under the 2021 Plan is equal to (i) 64,370,000 Shares absent the amendment contemplated by this Proposal 4, and, if the amendment contemplated by this Proposal 4 is approved at the Annual Meeting, 79,370,000 Shares plus (ii) any Shares subject to awards previously granted under the 2012 Plan that, (A) on or after the date our shareholders initially approved the 2021 Plan through August 14, 2025, expired or otherwise terminated without having been exercised or issued in full, were tendered to or withheld by us for payment of an exercise price or for tax withholding obligations, or that were forfeited to or repurchased by us due to failure to vest; and (B) after August 14, 2025, expire or otherwise terminate without having been exercised or issued in full, or are forfeited to or repurchased by the us due to failure to vest, with the maximum number of shares to be added under the foregoing clause equal to 63,480,126 Shares. If we substitute equity awards for equity awards of acquired entities in connection with mergers, reorganizations, separations, or other transactions as described in the 2021 Plan, the grant of such substituted awards will not decrease the number of Shares available for issuance under the 2021 Plan. Shares may be authorized, but unissued, or reacquired common stock.

If an award granted under the 2021 Plan expires or becomes unexercisable without having been exercised in full or is forfeited to or repurchased by us due to failure to vest, then the expired, unexercised, forfeited, or repurchased Shares subject to that award will become available for future grant or sale under the 2021 Plan. If an award of stock appreciation rights is exercised, the gross number of Shares underlying the portion of a stock appreciation right that is exercised will cease to be available under the 2021 Plan. Shares actually issued under the 2021 Plan under any award will not be returned to the 2021 Plan and will not become available for future grant or sale under the 2021 Plan; provided, however, that if Shares issued under awards of restricted stock, restricted stock units, performance shares or performance units are repurchased by us or are forfeited to us due to failure to vest, such Shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or to satisfy tax withholding obligations related to an award will not become available for future grant or sale under the 2021 Plan. If an award is paid in cash rather than Shares, such payment will not reduce the number of Shares available for issuance under the 2021 Plan.

In the event of certain dividends or other distributions (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase or exchange of Shares or other securities or other change in the corporate structure affecting our Shares (other than ordinary dividends or other ordinary distributions), the 2021 Plan administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2021 Plan, will adjust the number and class of shares that may be delivered under the 2021 Plan, and/or the number, class and price of shares of stock subject to outstanding awards, and the award grant limitations discussed above.

During the term of the 2021 Plan, we will at all times reserve and keep available a number of Shares sufficient to satisfy the requirements of the 2021 Plan.

Limitations

The 2021 Plan also provides that no non-employee director may be paid compensation for service as a non-employee director that, in the aggregate, exceeds $2,000,000 for any fiscal year of ours, increased to $4,000,000 for the non-employee director for our fiscal year in which he or she joins our Board as a non-employee director. For these purposes, compensation includes equity awards (including any awards issued under the 2021 Plan), with the value of such equity awards measured based on their grant date fair value (determined under U.S. generally accepted accounting principles), and any other compensation (such as cash retainers or fees) for director service. Any award granted to a participant while he or she was an employee or a consultant (other than a non-employee director) will not count for this limitation.

Administration

Our Board, any committee of individuals satisfying applicable laws appointed by our Board, or any duly authorized committee of our Board acts as the "administrator" of the 2021 Plan. Different administrators may administer the 2021 Plan with respect to different groups of service providers. Our Board has designated our Compensation and People Committee as an administrator of the 2021 Plan. To make grants to certain officers and key employees, the members of the committee must qualify as "non-employee directors" under Rule 16b-3 of the Exchange Act.

Subject to the terms of the 2021 Plan, the administrator has the authority to make any determinations and perform any actions that it deems necessary or advisable to administer the 2021 Plan, such as the authority to: determine the fair market value of a Share, select the service providers who will receive awards; determine the number of Shares covered by each award and the terms of each award; approve forms of award agreements for use with the 2021 Plan; interpret, modify or amend each award (subject to the repricing restrictions of the 2021 Plan), including to accelerate vesting or waive forfeiture restrictions; interpret the 2021 Plan; and delegate ministerial duties to any of our employees. The administrator may allow a participant to defer the receipt of payment of cash or delivery of Shares otherwise due to such participant. The administrator may make rules and regulations relating to the 2021 Plan, including rules, regulations, and sub-plans to facilitate compliance with applicable non-U.S. laws, easing the administration of the 2021 Plan, and/or take advantage of tax-favorable treatment of awards granted to service providers outside the U.S., and may make all other determinations deemed necessary or advisable for administering the 2021 Plan.

Eligibility

All types of awards, other than incentive stock options, may be granted to our non-employee directors and to employees and individual consultants of ours or any parent or subsidiary corporation of ours. Incentive stock options may be granted only to employees of ours or any parent or subsidiary corporation of ours. As of July 31, 2026, we and our subsidiary entities had approximately 21,921 employees (inclusive of our two employee directors during fiscal 2026), approximately 16 individual consultants who received awards, and eight non-employee directors.

Stock Options

An option gives a participant the right to purchase a specified number of Shares for a fixed exercise price during a specified period. Each option granted under the 2021 Plan will be evidenced by an award agreement specifying the number of Shares subject to the option and the other terms of the option, consistent with the 2021 Plan.

The exercise price per Share of each option may not be less than the fair market value of a Share on the date of grant (except, in the case of a nonstatutory stock option, as otherwise required by applicable laws). However, any incentive stock option granted to a person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of our stock or any parent or subsidiary corporation of ours (a "ten percent shareholder") must have an exercise price per Share equal to at least 110% of the fair market value of a Share on the date of grant. The aggregate fair market value of the Shares (determined on the grant date) covered by incentive stock options which first become exercisable by any participant during any calendar year also may not exceed $100,000. For this purpose, the fair market value of a Share is generally the closing sales price of our stock, as reported on the primary stock exchange on which it is traded. On October 9, 2026, the closing price of a Share on Nasdaq was $418.78.

Options will be exercisable at such times or under such conditions as determined by the administrator and set forth in the award agreement. When a participant's service ends, the unvested portion of the participant's option generally expires. The vested portion of the option will remain exercisable for the period following the end of the participant's service that was determined by the administrator and specified in the participant's award agreement, and if no such period was specified in the award agreement, the vested portion of the option will remain exercisable for: (i) three months following the end of the participant's service provider status for reasons other than death or disability or (ii) 12 months following the end of the participant's service provider status due to death or disability. In addition, a participant's award agreement may provide for an extension of the post-service exercise period if the participant's service ends for reasons other than his or her death or disability and the exercise of the option following the termination of service would result in liability under Section 16(b) of the Exchange Act or would violate the registration requirements under the Securities Act.

The term of an option will be specified in the award agreement, but the term of an incentive stock option may not be more than ten years (or five years for an incentive stock option granted to a ten percent shareholder).

The administrator will determine the acceptable form(s) of consideration for exercising an option. An option will be deemed exercised when we receive the notice of exercise and full payment for the Shares to be exercised, together with any amounts necessary to satisfy withholding obligations for tax-related items. At any time after the grant of an option, the administrator has the discretion to accelerate the time at which the option will vest or become exercisable.

Stock Appreciation Rights

A stock appreciation right gives a participant the right to receive the appreciation in the value of a Share between the date an award is granted and the date it is exercised. Upon exercise of a stock appreciation right, the holder of the award will be entitled to receive an amount determined as the product of: (i) the difference between the fair market value of a Share on the date of exercise and the exercise price per Share and (ii) the number of Shares covered by the exercised portion of the stock appreciation right. We may pay that amount in cash, Shares, or a combination of both. Each stock appreciation right granted under the 2021 Plan will be evidenced by an award agreement specifying the exercise price and the other terms of the award.

The exercise price per Share of each stock appreciation right may not be less than the fair market value of a Share on the date of grant, unless otherwise required by applicable laws.

Stock appreciation rights will be exercisable at such times or under such conditions as determined by the administrator and set forth in the award agreement. The terms relating to the period of exercise of stock appreciation rights following the termination of a participant's service are similar to those for options described above. At any time after the grant of a stock appreciation right, the administrator has the discretion to accelerate the time at which the stock appreciation right will vest or become exercisable.

Restricted Stock Awards

Awards of restricted stock are rights to acquire or purchase Shares that vest under the terms established by the administrator in its sole discretion. Unless the administrator provides otherwise, participants holding Shares of restricted stock will have voting rights with respect to such Shares without regard to vesting. After an award of restricted stock has been granted, the administrator has the discretion to reduce or waive any restrictions and to accelerate the time at which any restrictions will lapse or be removed.

Restricted Stock Units

A restricted stock unit represent a right to receive cash or Shares if the performance goals or other vesting criteria set by the administrator are achieved or the restricted stock unit otherwise vests. Each award of restricted stock units granted under the 2021 Plan will be evidenced by an award agreement specifying the number of Shares subject to the award and other terms of the award.

The administrator may set vesting conditions based upon the achievement of Company-wide, divisional, business unit or individual goals (such as continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the administrator, in its discretion.

After an award of restricted stock units has been granted, the administrator has the discretion to reduce or waive any restrictions or vesting criteria that must be met to receive a payout or to accelerate the time at which any restrictions will lapse or be removed. A participant will forfeit any unearned restricted stock units on the date specified in the participant's award agreement. The administrator in its sole discretion may pay earned restricted stock units in cash, Shares, or a combination of both.

Performance Units and Performance Shares

Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. Performance units will have an initial value established by the administrator on or before the date of grant. Each performance share will have an initial value equal to the fair market value of a Share on the grant date. Performance units and performance shares will result in a payment to a participant only if the performance goals or other vesting criteria set by the administrator are achieved or the awards otherwise vest.

Each award of performance units or performance shares granted under the 2021 Plan will be evidenced by an award agreement specifying the performance period and other terms of the award. The administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit or individual goals (such as continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the administrator, in its discretion.

After an award of performance units or performance shares has been granted, the administrator has the discretion to accelerate, reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares.

The administrator has the discretion to pay earned performance units or performance shares in the form of cash, Shares (which will have an aggregate fair market value equal to the earned performance units or performance shares at the close of the performance period), or a combination of both.

A participant will forfeit any performance units or performance shares not earned and not vested as of the date specified in the participant's award agreement.

Transferability of Awards

Unless otherwise specified by the administrator or required by applicable laws, awards are not transferable other than by will or by the laws of descent or distribution. The administrator may permit an award to be transferred (i) under a domestic relations order, official marital settlement agreement, or other divorce or separation agreement, or (ii) to the extent permitted by Form S-8 under the Securities Act and any other applicable laws. Any individual or entity to whom an award is transferred will be subject to all of the terms and conditions applicable to the participant who transferred the award, including the terms and conditions in the 2021 Plan and the award agreement. If an award is unvested, then the service of the participant will continue to determine whether the award will vest and when it will terminate.

Dissolution or Liquidation

In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. An award will terminate immediately prior to consummation of such proposed action to the extent the award has not been previously exercised.

Merger or Change in Control

The 2021 Plan provides that, in the event of a merger or change in control, each award will be treated as the administrator determines without a participant's consent. The administrator will not be required to treat all awards, all awards held by a participant, all awards of the same type, or all portions of awards the same in the transaction.

If the successor corporation does not assume or substitute for the award (or portion thereof), the participant will vest in and may exercise all of the participant's outstanding options and stock appreciation rights (or portion thereof) that are not assumed or substituted for, and all restrictions on restricted stock, restricted stock units, performance shares and performance units (or portions thereof) that are not assumed or substituted will lapse. With respect to awards with performance-based vesting that are not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all other terms met, in each case, unless specifically provided otherwise under the applicable award agreement or other written agreement between the participant and us or any of our subsidiaries or parents, as applicable. In addition, if an option or stock appreciation right (or its applicable portion) is not assumed or substituted for, the administrator will notify the participant in writing or electronically that the option or stock

appreciation right will be exercisable for a period of time determined by the administrator, in its sole discretion, and the option or stock appreciation right (or its applicable portion) will terminate upon the expiration of such period.

For awards granted to each of our non-employee directors, in the event of a change in control, (i) the non-employee director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, (ii) all restrictions on the non-employee director's restricted stock and restricted stock units will lapse, and (iii) with respect to the non-employee director's awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions will be deemed met, unless specifically provided otherwise under the applicable award agreement.

Forfeiture Events

Each award under the 2021 Plan and any other compensation paid or payable to a participant (including, but not limited to, equity awards issued outside of the 2021 Plan) will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant's rights, payments, and benefits regarding an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. An award will be subject to the Company's clawback policy in effect when the award is granted and any other clawback policy of ours as established and/or amended from time to time (including without limitation pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act). The administrator may require a participant to forfeit, return, or reimburse all or a portion of the award and any amounts paid under the award to comply with such clawback policy or applicable laws.

No recovery of compensation under a clawback policy or otherwise will constitute an event that triggers or contributes to any right of a participant to resign for "good reason" or "constructive termination" (or similar term) under any agreement with us or any of our parent or subsidiary corporations, unless the 2021 Plan provisions described in the prior paragraph specifically are mentioned and waived in an award agreement or other document.

Termination or Amendment

The administrator may amend, alter, suspend, or terminate the 2021 Plan at any time, provided that no amendment may be made without shareholder approval to the extent approval is necessary to comply with any applicable laws. No amendment, alteration, suspension, or termination may materially impair the rights of any participant with respect to his or her outstanding awards unless mutually agreed otherwise between the participant and the administrator. The 2021 Plan will continue until terminated by the administrator, but no incentive stock option may be granted after the tenth anniversary of the date the 2021 Plan was originally adopted by our Board.

Notwithstanding the prior paragraph, the Administrator may amend the terms of any one or more awards without an affected participant's consent even if it does materially impair the participant's rights, subject to the limitations of applicable laws, if any, if such amendment is done (i) in a manner expressly permitted under the 2021 Plan; (ii) to maintain the qualified status of the award as an incentive stock option under Section 422 of the Code; (iii) to change the terms of an incentive stock option, if such change results in impairment of the award only because it impairs the qualified status of the award as an incentive stock option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the award into compliance with, Section 409A of the Code; or (v) to comply with other applicable laws.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2021 Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change. The summary is not complete and does not discuss the tax consequences upon a participant's death, or the income tax laws of any municipality, state, or non-U.S. country in which a participant may reside. Tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options

A participant recognizes no taxable income for regular income tax purposes because of the grant or exercise of an option that qualifies as incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the Shares acquired through the exercise the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the exercise, the participant will recognize a capital gain or loss equal to the difference between the sale price of the Shares and the exercise price.

However, if the participant disposes of such Shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise (a "disqualifying disposition"), any gain up to the excess of the fair market value of the Shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the Shares are disposed of in a transaction in which the participant would not recognize a loss (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the Shares on the exercise date is treated as an adjustment item in computing the participant's alternative minimum taxable income in the year of exercise. In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the Shares or provide certain basis adjustments or tax credits.

Nonstatutory Stock Options

A participant generally recognizes no taxable income as the result of the grant of a nonstatutory stock option. However, upon exercising the option with respect to any Shares, the participant normally recognizes ordinary income equal to the amount that the fair market value of such Shares on such date exceeds the exercise price for such Shares. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the Shares acquired by exercising a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Stock Appreciation Rights

A participant generally recognizes no taxable income as the result of the grant of a stock appreciation right. However, upon exercising the stock appreciation right with respect to any Shares, the participant normally recognizes ordinary income equal to the amount that the fair market value of such Shares on such date exceeds the exercise price for such Shares. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the Shares acquired by exercising a stock appreciation right, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Restricted Stock Awards

A participant acquiring Shares of restricted stock generally will recognize ordinary income equal to the amount that the fair market value of the Shares on the vesting date exceeds the purchase price paid by the participant for such Shares (if any). If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, under Section 83(b) of the Code, to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than 30 days after the date the Shares are acquired. Upon the sale of Shares acquired under a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Unit Awards

There are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units generally will have to recognize ordinary income equal to the fair market value of Shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the administrator or a participant. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any Shares received would be capital gain or loss.

Performance Shares and Performance Unit Awards

A participant generally will recognize no income upon the grant of a performance share or a performance unit award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any cash or unrestricted Shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any Shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Section 409A

Section 409A provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the 2021 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, when vested, which may be before the compensation is actually or constructively received. Also, if an award subject to Section 409A violates Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income and potentially penalties and interest on such deferred compensation.

Tax Effect for Us

We generally will be entitled to a tax deduction in connection with an award under the 2021 Plan equal to the ordinary income realized by a participant when the participant recognizes such income (for example, the exercise of a nonstatutory stock option or the disqualifying disposition of Shares acquired through the exercise of an incentive stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to our chief executive officer and other "covered employees" as determined under Section 162(m) and applicable guidance. Under Section 162(m), the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000.

THE SUMMARY ABOVE IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION ON PARTICIPANTS AND US WITH RESPECT TO AWARDS UNDER THE 2021 PLAN. IT IS NOT INTENDED TO BE COMPLETE AND MAY NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

New Plan Benefits

Other than with respect to annual grants of RSUs to our non-employee directors that will be made on the date of the Annual Meeting (reflected in the table below), the number of awards that an employee, director, or consultant may receive under the 2021 Plan is in the discretion of the administrator and therefore cannot be determined in advance.

Name of Individual or Group	Number of Shares	Dollar Value of Shares
Nikesh Arora Chief Executive Officer and Chair of the Board	—	$ —
Dipak Golechha Executive Vice President, Chief Financial Officer	—	$ —
William "BJ" Jenkins President	—	$ —
Lee Klarich Chief Product Officer and Director	—	$ —
Nir Zuk Founder Emeritus; Former Chief Technology Officer and Former Director	—	$ —
All executive officers, as a group	—	$ —
All directors who are not executive officers, as a group[(1)]	— [(2)]	$3,015,000 [(3)]
All employees who are not executive officers, as a group	—	$ —

(1) As described in "*Proposal No. 1 Election of Directors—Director Compensation*", James Goetz receives no awards under the Director Compensation Policy.

(2) The aggregate number of RSUs to be granted to directors who are not executive officers is not included in the table above because the number of shares subject to their awards will depend on the average closing price of our common stock on Nasdaq during the 30 calendar days ending on and including the trading day immediately prior to the date of the Annual Meeting.

(3) Each non-employee director who is continuing on our Board following the Annual Meeting will be awarded RSUs on the date of our Annual Meeting having a target value on the date of grant equal to the director retainer award, any applicable committee awards, and the lead independent director award (the sum of such value for each non-employee director divided by the straight average closing price of our common stock on Nasdaq during the 30 calendar days ending on and including the trading day immediately prior to the date of the Annual Meeting). For additional information please see *Proposal No. 1 Election of Directors—Director Compensation.*

Existing Plan Benefits

The following table sets forth the number of shares subject to awards granted under the 2021 Plan through September 30, 2026, including awards that were subsequently forfeited or cancelled.

Name of Individual or Group	Options	PSUs[1]	RSUs
Named Executive Officers			
Nikesh Arora Chief Executive Officer and Chair of the Board	—	3,290,831	—
Dipak Golechha Executive Vice President, Chief Financial Officer	—	580,570	—
William "BJ" Jenkins President	—	611,775	—
Lee Klarich Chief Product Officer and Director	—	653,656	—
All current executive officers, as a group	—	5,136,832	—
Current director nominees			
Aparna Bawa	—	—	11,348
Carl Eschenbach	—	—	14,365
Lorraine Twohill	—	—	15,375
All current directors who are not executive officers, as a group	—	—	92,565
All employees who are not executive officers, as a group	231,647	4,508,900	40,256,324

(1) For PSUs with finally determined and certified performance vesting conditions as of the date of the table above, the number of PSUs based on actual level of performance is included in the table above, whether fully vested or subject to continued service-based vesting requirements. For PSUs that do not have finally determined and certified performance vesting conditions as of the date of the table above, the number of PSUs based on the target level of performance is included in the table above.

Additional Equity Plan Information

The following table provides certain additional information regarding our equity compensation plans as of the record date for the Annual Meeting, excluding the Employee Stock Purchase Plan:

	As of 10/9/2026
Total Stock Options (including PSOs) Outstanding	232,754
Weighted-Average Exercise Price of Stock Options Outstanding	$9.84 per share
Weighted-Average Remaining Duration of Stock Options Outstanding	9.88 years
Total Restricted Stock Units (including PSUs) Outstanding[1]	29,821,161
Total Shares Available for Issuance under the 2021 Equity Incentive Plan	26,029,643

(1) PSUs are assumed to cover the maximum number of Shares that may be earned and issued with respect to the PSUs over their full term.

For more information regarding our equity compensation plans, including the Employee Stock Purchase Plan, please see "*Equity Compensation Plan Information.*"

PROPOSAL NO. 5

Advisory Vote on Annual Voting Policy for Directors

Background

We are providing our shareholders with the opportunity to vote to approve, on an advisory or non-binding basis, a Board policy (the "Annual Voting Policy") that would provide for an annual non-binding advisory vote, except during years where there is a Contested Election (as defined below), to approve the continued service of each director who is not up for election at the annual meeting of shareholders. The Annual Voting Policy would be set forth in the Company's Corporate Governance Guidelines and include an expectation that any incumbent director who does not receive a majority of the votes cast in connection with such annual, non-binding advisory vote would promptly tender a resignation following the certification of the applicable shareholder vote, which resignation would become effective if accepted by the Board.

This vote is advisory, and therefore is not binding on us or our Board. This vote will, however, provide information to us regarding shareholder sentiment about the Annual Voting Policy. If the Annual Voting Policy described by this Proposal 5 is approved, on a non-binding advisory basis, by our shareholders at the Annual Meeting, our Board intends to implement the Annual Voting Policy beginning with the Company's 2027 annual meeting of shareholders.

Annual Voting Policy

The Board is asking shareholders to approve, on an advisory or non-binding basis, an Annual Voting Policy that includes the following:

- A requirement that the Company provide for an annual non-binding advisory vote, except during years where there is a Contested Election, to approve the performance and continued service of each director who is not up for election at the annual meeting of shareholders.
- "Contested Election" is defined as any director election at an annual or special meeting of the shareholders of the Company with respect to which the Corporate Secretary receives a notice that a shareholder has nominated or intends to nominate a person for election to our Board in compliance with the requirements for shareholder nominees for director set forth in Section 2.4 (*Advance Notice Procedures*) or Section 2.15 (*Proxy Access for Director Nominations*) of our amended and restated bylaws.
- A Board policy to nominate for election or re-election as a director, or to fill director vacancies and new directorships, only candidates who agree to tender resignations that will be effective upon (i) the failure to receive a majority of votes cast at any such annual, non-binding advisory vote to approve the performance and continued service of each director and (ii) Board acceptance of such resignation.
- A requirement that the Governance and Nominating Committee promptly consider any tendered resignation following certification of the applicable shareholder vote and make a recommendation to the Board on whether to accept or reject the resignation or whether any other action should be taken with respect thereto.
- A requirement that the Board act on any such recommendation by the Governance and Nominating Committee within 90 days following certification of the applicable shareholder vote and promptly publicly disclose its decision in a filing with the Securities and Exchange Commission.
- A requirement that any director who tenders a resignation shall not participate in the deliberations or actions of the Governance and Nominating Committee or the Board regarding whether to accept such resignation or take other action with respect thereto.
- If implemented, the Annual Voting Policy would take effect starting at the 2027 annual meeting of shareholders.

Corporate Governance Review and Shareholder Engagement

Shareholder Engagement and Board Review

Our Governance and Nominating Committee, as well as the entire Board, are committed to continually reviewing and enhancing our corporate governance practices to ensure that they remain in the best interests of our shareholders.

Each year, our Governance and Nominating Committee considers the results of any governance-related proposals voted on at the prior year's annual meeting of shareholders. At our 2025 annual meeting of shareholders, a non-binding shareholder proposal that requested annual elections for all directors received 93% support from our shareholders ("Director Annual Voting Proposal"). Our Governance and Nominating Committee treated this vote as a call to action. This call to action involved two primary components: first, extensive engagement with shareholders in fiscal 2026 focused on our corporate governance practices, and in particular to solicit feedback on the most important factors driving their vote in favor of the Director Annual Voting Proposal; and second, extensive Governance and Nominating Committee and Board deliberations reviewing both that feedback and various alternatives, including full declassification of the Board.

Our Lead Independent Director, who also serves as the Co-Chair of our Governance and Nominating Committee, again played a central role in leading our shareholder outreach efforts in fiscal 2026 to gain direct insight into our shareholders' concerns and perspectives regarding annual elections of our directors and director accountability.

Our Lead Independent Director provided the Board with regular updates on his engagement efforts, providing summaries of the shareholder feedback received. In total, since the results of the 2025 annual meeting of shareholders, our Governance and Nominating Committee and the full Board collectively considered and deliberated on the results of the Director Annual Voting Proposal at five meetings during fiscal 2026.

69%
Contacted

We contacted shareholders representing 69% of our outstanding shares

63%
Engaged

We engaged in discussions with investors representing 63% of our outstanding shares

24%
Lead Independent Director Engaged

Our Lead Independent Director engaged in discussions with investors representing 24% of our outstanding shares, while offering meetings to investors representing 57% of our outstanding shares

17
meetings with Lead Independent Director

What We Heard From Shareholders

The feedback we gathered from our shareholder outreach in fiscal 2026 is the foundation for the Annual Voting Policy. It shows a clear, consistent shareholder ask — annual accountability for every director — and a clear absence of support for the disruption that full Board declassification could invite.

What We Heard	What We Did Not Hear
• Overwhelming support for an ability to voice support or disapproval for each director on an annual basis	• No shareholder that we engaged with identified the ability to replace all the directors at a single meeting as a factor in their vote in favor of the Director Annual Voting Proposal
• That our Board has performed well and in the best interests of shareholders	• No shareholder that we engaged with expressed dissatisfaction with the performance of the Board
• That our Board has a commitment to director refreshment and focuses on appropriate overall director tenure	• No shareholder that we engaged with expressed a desire to be able to rapidly change the composition of the Board each year
• Shareholders understood our concerns regarding excessive Board turnover during the inflection point presented by AI and after our recent acquisition activity (notably our transformative acquisition of CyberArk)	• No shareholder that we engaged with disagreed with our desire to maintain Board stability during such an important juncture for the company, both as a result of the emergence of AI, as well as the impact of our recent acquisitions

Engagement with the Director Annual Voting Proposal Proponent

We also engaged with the proponent of the Director Annual Voting Proposal following the 2025 annual meeting of shareholders. The proponent communicated that a key objective of the Director Annual Voting Proposal was to promote director accountability and provide shareholders with additional influence through providing annual feedback on directors. In one communication that we received, the proponent proposed an alternative to Board declassification that would satisfy the objectives behind the Director Annual Voting Proposal. The proponent suggested that we amend our bylaws to provide for an annual advisory, non-binding vote to approve the performance of each director not up for election at an annual meeting of shareholders, but which would not include a director resignation requirement.

PROPONENT OF THE 2025 DIRECTOR ANNUAL VOTING PROPOSAL SUPPORTS PROPOSAL 5

Following further engagement with James McRitchie, the proponent of the Director Annual Voting Proposal, Mr. McRitchie, has indicated that he supports and intends to vote in favor of Proposal 5.

Purpose and Effect of the Annual Voting Policy

The Annual Voting Policy is designed to provide shareholders with an annual opportunity to provide direct and meaningful feedback on each director's performance and continued service on our Board without requiring the Company to surrender the protections provided by a classified board. Under the Annual Voting Policy, the annual advisory vote on each director's continued service is non-binding. A director who does not receive majority support would not automatically be removed. However, the resignation mechanism included in the Annual Voting Policy would create annual accountability for every director. This accountability is coupled with the protective benefits of the classified board that have contributed to the Company's long-term success. The Board urges shareholders to support this proposal.

Why the Annual Voting Policy Reflects What We Heard from Shareholders

As Board deliberations progressed throughout fiscal 2026, the consistent theme from shareholders, as well as the proponent of the Director Annual Voting Proposal, was a desire for the ability to provide annual feedback on every director, not only those included in the class of directors standing for election in a given year. However, shareholders did not ask for the ability to rapidly replace the directors all at once.

After carefully considering the advantages and disadvantages of various approaches to director elections and the shareholder feedback received throughout our shareholder engagement efforts in fiscal 2026, the Board determined that it is advisable and in the best interests of the Company and our shareholders to present the Annual Voting Policy to shareholders for approval on an advisory or non-binding basis.

This decision reflects the Board's ongoing commitment to strong corporate governance and its careful consideration of the feedback received from shareholders and from the proponent of the Director Annual Voting Proposal. Indeed, the proponent's own alternative proposal, together with the feedback we heard directly from shareholders, formed the basis for the Annual Voting Policy.

In practical terms, the Annual Voting Policy gives shareholders the same annual opportunity to provide feedback on every director that they would have under a fully declassified board. The difference is accountability without disruption: each director, regardless of where they stand in their term, faces an annual shareholder vote, and any director who fails to earn majority support is expected to step down.

At the same time, maintaining a classified board structure preserves important benefits for all shareholders, particularly during this period of rapid transformation driven by the advancement of AI. A classified board provides stability and continuity of leadership, insulates the Board from short-term pressures, and allows our directors to stay focused on the long-term strategic decisions this moment demands — benefits that are especially valuable while the competitive landscape is evolving so quickly.

The Annual Voting Policy strikes the right balance: it gives shareholders a meaningful, annual voice on every director that they have asked for, while preserving the strategic advantages of a classified board that protect long-term shareholder value.

Commitment to Director Performance Assessment

The Annual Voting Policy would build upon and supplement the meaningful director performance assessment that our Board and Governance and Nominating Committee conduct annually. It reflects the Board's desire to give our shareholders a direct, annual voice in that assessment.

REQUIRED VOTE

The approval, on a non-binding advisory basis, of this proposal requires the affirmative vote of a majority of the voting power of the shares present virtually or by proxy at the Annual Meeting and entitled to vote thereon. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

Recommendation of the Board
The Board recommends that you vote **"FOR"** the approval, on an advisory basis, of the Annual Voting Policy.

PROPOSAL NO. 6

Shareholder Proposal - Study of Broad-Based Employee Ownership Transaction

James McRitchie, a beneficial owner of 56 shares of our common stock (based on information provided to us by Mr. McRitchie), has notified us that he intends to present the following proposal for consideration at the Annual Meeting. Mr. McRitchie's address is 9295 Yorkship Court, Elk Grove, CA 95758.

In accordance with Rule 14a-8(h) of the Exchange Act, the shareholder proposal is required to be voted on at the Annual Meeting only if properly presented by the proponent or their qualified representative at the meeting. The text of the shareholder's resolution and the statement that the proponent furnished to us in support thereof appear below, exactly as submitted, and we are not responsible for any inaccuracies or omissions therein.

For the reasons set forth following the proponent's statement, the Board recommends that you vote **"AGAINST"** this proposal.

Shareholder's Proposal and Supporting Statement


FOR
Add Value

Study of Broad-Based Employee Ownership Transaction - Proposal 6

RESOLVED: Stockholders request that the Board prepare a report evaluating the feasibility, costs, and benefits of a potential extraordinary transaction through which a broad-based employee ownership vehicle, such as an employee stock ownership plan or employee ownership trust, would acquire ownership or equity interests in Palo Alto Networks or a substantial business unit. The report should be prepared at reasonable cost, omit proprietary or legally privileged information, and be made publicly available.

Supporting Statement

The proponent recommends that the study consider, at Board and management discretion:

- whether such a transaction could strengthen long-term retention, integration, innovation, productivity, and sustainable stockholder value; and
- what governance rights, if any, should accompany the employee ownership vehicle while preserving Board authority and avoiding employee control.

This proposal concerns a potential strategic ownership transaction. It does not request changes to individual compensation, employee benefits, hiring, promotion, workforce metrics, or plan administration.

Palo Alto Networks competes in cybersecurity, a market characterized by rapid technological change, intense competition, and high demand for specialized talent. Its value depends heavily on intangible assets: employee expertise, intellectual property, proprietary data, customer trust, and institutional knowledge. Integration of CyberArk makes retaining and motivating key employees especially important.

A substantial employee-owned stake could help bind employees to the combined enterprise while preserving public-market discipline and Board authority. This proposal is not a request for employee control. Any transaction considered by the Board could be structured as substantial but non-controlling, using ordinary common equity, no special voting class, no guaranteed Board seats, and safeguards against managerial entrenchment or hidden control blocs.

Research supports Board consideration of broad-based ownership as a strategic productivity tool. Blasi, Kruse, and Bernstein report that average productivity rose 4.4 percent after adoption of employee stock ownership plans; a decade-long comparison found productivity growth seven points higher at public companies with more than 5 percent employee ownership. They also report annual stockholder returns about 2 points higher.[(1)] Recent Census-based research found larger productivity gains where employee ownership was paired with broad-based group performance pay.[(2)] Norges Bank Investment Management states that employee share ownership can create long-term value for companies, shareholders, employees, and society.[(3)]

The Board could consider an employee stock ownership plan, employee ownership trust, subsidiary-level ownership structure, share issuance, contribution, recapitalization, sale, or similar transaction. No alternative, transaction, ownership percentage, financing method, implementation timetable, or governance structure is prescribed.

This is a request to study a potential transaction, not a request to undertake one. The Board would retain full discretion over the scope of review, conclusions reached, and any subsequent action.

Enhance Stockholder Value, Vote FOR Proposal No. 6

(1) Blasi, Kruse and Bernstein, In the Company of Owners 156–57, 172–73 (2003), https://cleo.rutgers.edu/articles/in-the-company-of-owners-the-truth-about-stock-options-and-why-every-employee-should-have-them/

(2) Kurtulus et al., Employee Share Ownership, Management Practices, and Labor Productivity (2026) https://eohub.rutgers.edu/wp-content/uploads/2026/04/Rutgers_Productivity-Research-brief_2026.pdf

(3) Norges Bank Investment Management, Why Employee Share Ownership Matters for Long-Term Value Creation, (May 4, 2026) https://corpgov.law.harvard.edu/2026/05/04/why-employee-share-ownership-matters-for-long-term-value-creation/

Company Opposing Statement

The Board believes that our current equity compensation programs and employee retention strategies are appropriate and effective, serve the best interests of our shareholders, and advance the objectives of attracting, retaining, and motivating our dedicated workforce to drive long-term shareholder value. The Board has carefully considered the proposal and, for the reasons described below, believes that the proposal would not support these objectives, would not be in our best interests or the best interests of our shareholders, and would divert management resources from more productive endeavors.

The Board recommends a vote **"AGAINST"** this proposal.

Our Existing Equity Compensation Programs Already Achieve the Objectives of Broad-Based Employee Ownership

We already maintain robust equity compensation programs that are designed to align employee interests with shareholder interests and provide broad-based ownership opportunities through proven, market-standard vehicles. Our 2021 Equity Incentive Plan (the "2021 Plan") provides for the grant of stock options, restricted stock units ("RSUs"), and performance-based restricted stock units ("PSUs"), among other awards, to our employees, directors, and consultants. As of July 31, 2026, nearly all of our 21,921 employees were eligible to receive equity awards under the 2021 Plan, and in fiscal 2026, we granted equity awards broadly across our workforce, creating meaningful opportunities for employee ownership in the Company. In fiscal 2026, we granted 17,255,058 RSUs and 1,200,395 PSUs (assuming the maximum achievement level is attained for each PSU) to our employees, excluding our executive officers and non-employee directors. Our RSUs generally vest over a period of four years from the date of grant, subject to continued service with us, and our PSUs incorporate performance conditions in addition to service-based vesting requirements, serving as a significant retention tool and closely tying our employees' interests with those of our shareholders.

In addition to individual equity awards, we maintain our 2012 Employee Stock Purchase Plan (the "2012 ESPP"), which provides substantially all of our employees with the opportunity to purchase shares of our common stock at a significant discount through payroll deductions. The 2012 ESPP is a shareholder-approved plan that provides a direct, tax-advantaged mechanism for broad-based employee stock ownership. During fiscal 2026, 1,635,463 shares were purchased by our employees under our 2012 ESPP, and approximately 80% of our employees participated in our 2012 ESPP.

Together, our 2021 Plan and our 2012 ESPP represent the market-standard vehicles through which public technology companies provide ownership opportunities to their employees. These programs are well-understood by employees, investors, and regulators alike, and they allow us to provide a meaningful ownership stake to our workforce while maintaining disciplined equity usage and minimizing dilution. In fact, these programs achieve the very retention, motivation, and alignment benefits that the proponent seeks through the requested report, without the complexity, cost, and risk of undertaking an extraordinary transaction through which a broad-based employee ownership vehicle, such as an employee stock ownership plan or employee ownership trust, acquires our shares.

On the other hand, the transaction structures that the requested report would evaluate are rare among public companies. Employee stock ownership vehicles of the type proposed to be evaluated can result in significantly increased costs as a result of their complex fiduciary and administrative rules and need for significant oversight while also introducing heightened litigation risk. In particular, employee benefit plans that invest in employer securities, and the fiduciaries of such plans, are frequently targets of employee claims when share prices decrease.

Moreover, although the proposal suggests that it would not change individual compensation, any arrangement that would provide for direct or indirect employee ownership would in fact be compensatory and come at an additional cost to us, unless other employee benefits or compensation arrangements were reduced.

The Requested Report Would Not Yield Actionable Benefits Given the Nature of the Transaction Structures Under Study

The transaction structures that the requested report would evaluate (including an employee stock ownership plan, employee ownership trust, subsidiary-level ownership structure, share issuance, contribution, recapitalization, or sale) are not, in the Board's judgment, well-suited to a company of our size, public market profile, and existing equity compensation framework. These structures could involve significant capital allocation, financing costs, administrative burden, potential shareholder dilution that would far exceed any incremental benefit over our existing programs, and increased litigation risk. Because the Board does not believe any such extraordinary transaction would be advisable given our current circumstances, a report studying such structures would be unlikely to produce any recommendations that would be acted upon, rendering the expenditure of resources to prepare such a report unwarranted.

Our Compensation and People Committee Already Engages in Ongoing Evaluation of Employee Ownership and Incentive Strategies

Our Compensation and People Committee, which is composed entirely of independent directors and retains an independent compensation consultant, continuously evaluates our compensation and equity programs in light of competitive market conditions, shareholder feedback, and our strategic objectives. This ongoing evaluation already encompasses the types of questions the proposal asks us to study, in particular, how best to retain employees, align their interests with those of shareholders, and drive long-term productivity and innovation.

The Compensation and People Committee has adopted a principled and disciplined approach to equity usage, including a commitment to reducing stock-based compensation expense as a percentage of revenue in response to our shareholders' feedback, which resulted in a reduction from levels above 20% in fiscal 2021 to 15.8% in fiscal 2026. A separate, publicly disclosed report studying a specific class of transaction structures would not enhance, and could constrain, the Compensation and People Committee's ability to exercise its independent judgment regarding the most effective compensation and ownership strategies for our workforce and our Company as a whole.

The Proposal is Unnecessary Given Our Strong Talent Retention and Integration Track Record

The proponent suggests that an employee ownership transaction warrants study, particularly in connection with the integration of CyberArk. However, our existing robust equity incentive, compensation, and benefit programs have enabled us to successfully attract, retain, and integrate talent across numerous acquisitions throughout our history. Our equity incentive programs, combined with our strong company culture, mission-driven purpose, competitive total compensation packages, and robust employee benefits, have proven effective in retaining key employee talent and integrating acquired teams. The Board does not believe that a report studying alternative ownership structures would reveal insights that our Compensation and People Committee has not already considered through its regular course of business.

The Requested Report Would Divert Management Resources Without Clear Benefit

While the Board recognizes that the proposal requests only a study and not a transaction, even a feasibility report of this nature would require the Company to expend significant management time, engage outside advisors, and allocate resources to evaluate complex transaction structures. Given that the Board does not believe such a transaction would be advisable, the cost of preparing a thorough, publicly available report (including legal, financial, tax, and governance analyses) would not be justified by the expected benefit of such a report to our shareholders. The Board and management are better served by continuing to focus their time and resources on executing our strategy, including our platformization efforts, the integration of CyberArk and other recent acquisitions, and our commitment to innovation in the rapidly evolving cybersecurity and AI landscape.

REQUIRED VOTE

The approval of this proposal requires the affirmative vote of a majority of the voting power of the shares present virtually or by proxy at the Annual Meeting and entitled to vote thereon. You may vote “for,” “against,” or “abstain” with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes “against” this proposal. Broker non-votes will have no effect on the outcome of this proposal.

Recommendation of the Board
The Board recommends that you vote **“AGAINST”** this shareholder proposal.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 18, 2026 for:

- each of our directors and nominees for director;
- each of our NEOs;
- all of our current directors and executive officers as a group; and
- each person or group, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 818,443,112 shares of our common stock outstanding at September 18, 2026. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person listed in the table below, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable (or issuable upon vesting of restricted stock units or performance stock unit awards) within 60 days of September 18, 2026. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054. The information provided in the table below is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

	Number of Shares	**Percent of Shares Outstanding**
5% Shareholders:		
Vanguard Capital Management[(1)]	60,785,782	7.4%
BlackRock, Inc.[(2)]	49,244,010	6.0%
Named Executive Officers and Directors:		
Nikesh Arora[(3)]	2,158,729	*
William "BJ" Jenkins[(4)]	412,553	*
Dipak Golechha[(5)]	409,444	*
Lee Klarich[(6)]	1,074,205	*
Nir Zuk[(7)]	1,992,286	*
Aparna Bawa[(8)]	6,041	*
John M. Donovan[(9)]	40,409	*
Carl Eschenbach[(10)]	21,652	*
James J. Goetz[(10)]	314,580	*
Mark Goodburn[(10)]	784	*
Rt Hon Sir John Key[(10)]	9,428	*
Helle Thorning-Schmidt[(10)]	2,605	*
Lorraine Twohill[(10)]	43,947	*
All current directors and executive officers as a group (12 persons)[(11)]	4,494,377	*

* Represents beneficial ownership of less than one percent (1%).

(1) According to a Schedule 13G filed with the SEC on April 30, 2026, Vanguard Capital Management ("Vanguard"), as investment advisor, has sole voting power with respect to 8,020,126 of the reported shares and sole dispositive power with respect to 60,785,782 of the reported shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(2) According to a Schedule 13G/A filed with the SEC on January 26, 2024, BlackRock, Inc. ("BlackRock") has sole voting power with respect to 44,819,022 of the reported shares, and sole dispositive power with respect to 49,244,010 of the reported shares. The address of BlackRock is 50 Hudson Yards, New York, NY 10001.

(3) Consists of (i) 1,886 shares held of record by Mr. Arora; (ii) 647,919 shares held of record by the Aurora Trust, for which Mr. Arora serves as trustee and beneficiary, (iii) 32,010 shares held of record by Bacchey Investments L.P., of which Bacchey Management LLC (the "LLC") is the General Partner, and Mr. Arora is the manager of the LLC and the sole member of the LLC is the Aurora Trust, for which Mr. Arora serves as a trustee and beneficiary; (iv) 420,131 shares held by the Nikesh Arora 2025 Annuity Trust, for which Mr. Arora serves as trustee; and (v) 1,056,783 shares issuable upon the vesting of PSUs within 60 days of September 18, 2026, subject to Mr. Arora's elections under our deferred compensation plan. Does not include 2,958,459 shares associated with RSUs and PSUs that vested and were deferred under our deferred compensation plan.

On October 12, 2026, Mr. Arora, through the Aurora Trust, for which Mr. Arora serves as trustee and beneficiary, entered into a prepaid variable share forward contract (the "Contract") with an unaffiliated financial institution with respect to up to 500,000 shares. Under the Contract, all 500,000 shares are pledged, while the Aurora Trust retains beneficial ownership and voting rights of such shares subject to the terms of the Contract. The Contract is expected to be settled in October 2029. For additional information, please see the section titled "*Executive Compensation—Executive Compensation Policies and Practices—Hedging and Pledging Policies—CEO Prepaid Variable Share Forward Arrangement.*"

(4) Consists of (i) 148,358 shares held of record by Mr. Jenkins and (ii) 264,195 shares issuable upon the vesting of PSUs within 60 days of September 18, 2026. Does not include 423,308 shares associated with RSUs and PSUs that vested and were deferred under our deferred compensation plan.

(5) Consists of (i) 145,250 shares held of record by Mr. Golechha and (ii) 264,194 shares that are issuable upon the vesting of PSUs within 60 days of September 18, 2026, subject to Mr. Golechha's elections under our deferred compensation plan. Does not include 140,410 shares associated with RSUs and PSUs that vested and were deferred under our deferred compensation plan.

(6) Consists of (i) 235,983 shares held of record by Mr. Klarich; (ii) 640,070 shares held of record by the Lee and Susan Klarich 2005 Trust, dated December 5, 2005, for which Mr. Klarich and his spouse serve as trustees; and (iii) 198,152 shares that are issuable upon the vesting of PSUs within 60 days of September 18, 2026.

(7) Consists of (i) 892,286 shares held of record by Mr. Zuk, which are pledged to an unaffiliated third-party dealer in connection with a variable prepaid forward contract and other arrangements (the "Zuk Contracts") described below, and (ii) 1,100,000 shares held of record by the Hawk Family Trust, for which Mr. Zuk serves as co-trustee, which shares are included in a diversified pool of liquid assets that may serve as collateral for an on-demand credit facility if and when drawn against. Mr. Zuk retired from his director and employee positions with the Company in August 2025 and is not a current executive officer.

Of the shares described in subclause (i), (a) 264,928 shares are pledged to a dealer under a prepaid forward contract with a one year term expiring May 17, 2027; (b) 327,358 are pledged to a dealer under a prepaid forward contract with a one-year term expiring on May 14, 2027; and (c) 300,000 pledged to a dealer under a sale of covered call options, expiring December 20, 2027. Mr. Zuk retains beneficial ownership and voting rights of such shares subject to the terms of each respective Zuk Contract.

(8) Consists of (i) 1,104 shares held of record by Ms. Bawa and (ii) 4,937 shares held of record by the Bawa Family Trust, for which Ms. Bawa as her spouse serve as trustees.

(9) Consists of (i) 13,559 shares held of record by Mr. Donovan; (ii) 24,924 shares held of record by The Donovan Family Living Trust U/A DTD 09/28/2012, for which Mr. Donovan serves as co-trustee, and Mr. Donovan disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein; and (iii) 1,926 shares held of record by SRJ Norway Partners LP, for which Mr. Donovan serves as the general partner, and Mr. Donovan disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(10) Consists of shares held of record by the respective director.

(11) Consists of (i) 2,711,053 shares beneficially owned by the current directors and executive officers and (ii) 1,783,324 shares issuable upon the vesting of RSUs and PSUs within 60 days of September 18, 2026. Mr. Zuk retired from his director and employee positions with the Company in August 2025 and is not a current executive officer.

Related Person Transactions

The Audit Committee of the Board of Directors has adopted a written policy and procedures for the review, approval and ratification, if necessary, of the transactions among the Company and its directors, executive officers, and their related interests.

We have entered into employment arrangements with our executive officers. See also the section titled "*Executive Compensation—Executive Compensation Tables—Executive Employment Agreements*."

We have also entered into indemnification agreements with our directors and executive officers. The indemnification agreements and our restated certificate of incorporation, as amended, and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Policies and Procedures for Related Person Transactions

Our Audit Committee has the primary responsibility for reviewing and approving or ratifying transactions with related persons.

We have a formal written policy providing that any transactions in which the aggregate amount exceeds or may be expected to exceed $120,000 between us and a related person (defined as an executive officer, director, nominee for election as director, beneficial owner of more than 5% of any class of our capital stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation, or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest) are reviewed and approved or ratified quarterly by our Audit Committee. In approving or rejecting any such proposal, our Audit Committee is to consider the relevant facts and circumstances available and deemed relevant to our Audit Committee, including, whether the transaction is on terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related person's interest in the transaction. In addition, it is our policy that directors interested in a related person transaction will recuse themselves from any discussion or vote on a related person transaction in which they may have an interest.

About the Annual Meeting

Why are you holding a virtual meeting and how can shareholders attend?

We have adopted a virtual meeting format for our Annual Meeting this year to provide a consistent experience to all shareholders regardless of geographic location and enhance shareholder access and engagement. To participate in our Annual Meeting, including to vote and ask questions during the meeting, visit www.virtualshareholdermeeting.com/PANW2026 with your 16-digit control number included in the Notice, on your proxy card, or in the instructions that accompanied your proxy materials. If you did not receive a 16-digit control number, please reach out to your broker for instructions. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to submit questions or vote at the meeting.

How can I ask questions during the Annual Meeting?

The virtual format allows shareholders to communicate with us during the Annual Meeting. Shareholder questions may be submitted in the field provided in the web portal prior to or during the Annual Meeting for consideration. Detailed guidelines for submitting written questions during the Annual Meeting are available at www.virtualshareholdermeeting.com/PANW2026. You can submit questions in advance of the Annual Meeting by visiting www.proxyvote.com. The chairperson of the meeting will review the questions and determine whether the questions are relevant to the subject matter of the meeting and otherwise appropriate for answering at the meeting. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or our business, or are otherwise not appropriate for answering at the meeting. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

Who is entitled to vote?

Only holders of our common stock as of the close of business on October 9, 2026 (the "Record Date") are entitled to vote at the Annual Meeting. As of the Record Date, 818,771,631 shares of our common stock were outstanding and entitled to vote. For each proposal at the Annual Meeting, each shareholder will be entitled to one vote for each share of our common stock held by them on the Record Date. Shareholders may not cumulate votes in the election of directors. Our list of shareholders, as of the Record Date, will be available for inspection for the ten days prior to the Annual Meeting. If you would like to inspect the shareholder list, email our Investor Relations department at ir@paloaltonetworks.com to make arrangements.

Registered Shareholders of Record. If shares of our common stock are registered directly in your name with our transfer agent, you are considered the shareholder of record with respect to those shares, and the Notice was provided to you directly by us. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed on the accompanying proxy card, or to vote online, by telephone, or virtually at the Annual Meeting as described above. Throughout this Proxy Statement, we refer to these registered shareholders as "shareholders of record."

Street Name Shareholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name," and the Notice was forwarded to you by your broker, bank, or other nominee, who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank, or other nominee as to how to vote your shares. Beneficial owners are also invited to participate in and vote online at the Annual Meeting by using the 16-digit control number provided by your bank, broker, or other nominee. If you cannot locate your control number, you should contact your bank, broker, or other nominee sufficiently in advance of the Annual Meeting. If you request a printed copy of our proxy materials by mail, your broker, bank, or other nominee will provide a voting instruction form for you to use. Throughout this Proxy Statement, we refer to shareholders who hold their shares through a broker, bank, or other nominee as "street name shareholders."

How do I vote?

If you are a shareholder of record, there are four ways to vote:

- by Internet until 11:59 p.m. Eastern Standard Time, on December 7, 2026 at http://www.proxyvote.com or by scanning the QR code included on your proxy card, 24 hours a day, seven days a week (have your proxy card in hand when you visit the website);
- by toll-free telephone at 1-800-690-6903 until 11:59 p.m. Eastern Standard Time, on December 7, 2026 (have your proxy card in hand when you call);
- by completing and mailing the accompanying proxy card in the envelope provided so it is received prior to the Annual Meeting; or
- by attending and voting during the Annual Meeting by visiting www.virtualshareholdermeeting.com/PANW2026. Please have your 16-digit control number to join the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you also vote by Internet, telephone, or returning a proxy card so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a street name shareholder, you will receive voting instructions from your broker, bank, or other nominee. You must follow the voting instructions provided by your broker, bank, or other nominee in order to direct your broker, bank, or other nominee on how to vote your shares. Street name shareholders should generally be able to vote by returning a voting instruction form, or by telephone or on the Internet. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank, or other nominee.

What if I own my shares through the Tel Aviv Stock Exchange ("TASE")?

If you own shares of common stock that are traded through the Tel Aviv Stock Exchange ("TASE"), you may vote your shares in one of the following ways:

- **By Mail**. Complete, sign, and date the proxy card and attach to it an ownership certificate from the TASE member through which your shares are registered (i.e., your broker, bank, or other nominee), indicating that you were the beneficial owner of the shares as of the Record Date, prepared in accordance with the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000, and return the proxy card, along with the ownership certificate, by mail, to the Company's registered office, 94a Yigal Alon St., Alon 1 Tower, 12th Floor, Tel Aviv-Yafo 6789155, Attention: Corporate Legal Department, to be received no later than 2:00 p.m., Eastern Standard Time (or 9:00 p.m., Israeli Time) on December 7, 2026.
- **By Voting Electronically**. Vote your shares through the electronic voting system of the Israel Securities Authority, subject to proof of ownership of the shares on the Record Date, as required by law. Voting through the electronic voting system will be allowed until 2:00 p.m., Eastern Standard Time (or 9:00 p.m., Israeli Time) on December 7, 2026. You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

Can I change my vote or revoke my proxy?

Yes. If you are a shareholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet (at http://www.proxyvote.com or by scanning the QR code included on your proxy card) or by telephone on a later date;
- completing and returning a later-dated proxy card;
- sending a written notice of revocation to our Corporate Secretary at Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, CA 95054; or
- attending and voting online during the Annual Meeting by visiting www.virtualshareholdermeeting.com/PANW2026. Please have your 16-digit control number to join the Annual Meeting.

If you are a street name shareholder, your broker, bank, or other nominee can provide you with instructions on how to change your vote or revoke your proxy.

How does the Board recommend I vote on these proposals?

Our Board recommends a vote:

- "**FOR**" each of the Company's nominees Nikesh Arora, Aparna Bawa, Carl Eschenbach, and Lorraine Twohill to be elected as Class III directors;
- "**FOR**" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2027;
- "**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers;
- "**FOR**" the approval of an amendment of our 2021 Equity Incentive Plan to increase the number of plan shares reserved for issuance;
- "**FOR**" the approval, on an advisory basis, of the annual voting policy for directors; and
- "**AGAINST**" a shareholder proposal regarding a study of a potential broad-based employee ownership transaction.

How many votes are needed for approval of each proposal?

- **Proposal No. 1**: Each director nominee will be elected by a vote of the majority of the votes cast. A majority of the votes cast means the number of votes cast "for" such nominee's election exceeds the number of votes cast "against" that nominee. You may vote "for," "against," or "abstain" on each of the nominees for election as a director. Broker non-votes and abstentions will have no effect on the outcome of this proposal.
- **Proposal No. 2**: The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2027 requires the affirmative vote of a majority of the voting power of the shares present virtually or by proxy at the Annual Meeting and entitled to vote thereon. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. We do not expect broker non-votes for this proposal.
- **Proposal No. 3**: The approval, on an advisory basis, of the compensation of our NEOs requires the affirmative vote of a majority of the voting power of the shares present virtually or by proxy at the Annual Meeting and entitled to vote thereon. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Although the advisory vote is non-binding, our Board values our shareholders' opinions. The Compensation and People Committee will review the results of the vote and, consistent with our record of shareholder responsiveness, consider shareholders' concerns and take into account the outcome of the vote when considering future decisions concerning our executive compensation program.
- **Proposal No. 4**: The approval of an amendment of our 2021 Equity Incentive Plan requires the affirmative vote of a majority of the voting power of the shares present virtually or by proxy at the Annual Meeting and entitled to vote thereon. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.
- **Proposal No. 5**: The approval, on a non-binding advisory basis, of the annual voting policy for directors requires the affirmative vote of a majority of the voting power of the shares present virtually or by proxy at the Annual Meeting and entitled to vote thereon. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.
- **Proposal No. 6**: The approval of a shareholder proposal requires the affirmative vote of a majority of the voting power of the shares present virtually or by proxy at the Annual Meeting and entitled to vote thereon. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our Board. The persons named in the proxy have been designated as proxies by our Board. When a proxy card is properly dated, executed, and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instruction of the shareholder. If a proxy card is signed, but no specific instructions are given, the shares represented by such proxy card will be voted in accordance with the recommendations of our Board, as described above. If any matters not described in this Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares subject to proxies. If the Annual Meeting is adjourned, the proxy holders can vote your shares subject to proxies when the Annual Meeting is rescheduled, unless you have properly revoked your proxy instructions, as described above.

Why did I receive the Notice instead of a full set of proxy materials?

In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this proxy statement and our annual report, primarily via the Internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about October 27, 2026 to all shareholders entitled to vote at the Annual Meeting. Shareholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage shareholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact of our annual meetings of shareholders.

What is a quorum?

A quorum is the minimum number of shares required to be present for the Annual Meeting to be properly held under our amended and restated bylaws and Delaware law. The presence, virtually or by proxy, of a majority of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. A broker, bank, or other nominee may not be permitted to vote shares held in street name on a particular matter in the absence of instructions from the beneficial owner of such shares ("broker non-vote"). See the question below titled "How may my broker, bank, or other nominee vote my shares if I fail to timely provide voting instructions?" The shares of our common stock subject to a proxy that are not being voted on a particular matter because of a broker non-vote will count for purposes of determining the presence of a quorum. Abstentions are also counted in the determination of a quorum.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary voting results and will provide the final voting results in an amendment to the Current Report on Form 8-K as soon as they become available.

How are proxies solicited for the Annual Meeting?

Our Board is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers, banks, or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank, or other nominee holds your shares of our common stock. In addition to using the internet, our directors, officers, and employees may solicit proxies in person and by mail, telephone, facsimile, or electronic transmission, for which they will not receive any additional compensation. We have retained Georgeson LLC to assist us in soliciting proxies for a fee of approximately $25,000 plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies.

How may my broker, bank, or other nominee vote my shares if I fail to timely provide voting instructions?

Brokerage firms, banks, or other nominees holding shares of our common stock in street name for beneficial owners are generally required to vote such shares in the manner directed by the beneficial owner. In the absence of timely directions, your broker, bank, or other nominee will have discretion to vote your shares on our sole "routine" matter, the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2027. Your broker will not have discretion to vote on any other proposals, which are "non-routine" matters, absent direction from you.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc. will serve as the independent inspector of election and, in such capacity, will count and tabulate the votes.

I share an address with another shareholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice, and if applicable, our proxy materials to multiple shareholders who share the same address unless we receive contrary instructions from one or more of the shareholders sharing the same address. This procedure reduces our printing costs, mailing costs, and fees. Shareholders who participate in householding will continue to be able to access and receive separate copies of the Notice, and if applicable, our proxy materials. Upon written or oral request, we will promptly deliver separate copies of the Notice or, if applicable, our proxy materials to any shareholder at a shared address to which we delivered a single copy of these materials. To receive a separate copy, or, if a shareholder is receiving multiple copies, to request that we only send a single copy of the Notice, or if applicable our proxy materials, shareholders may contact us at our principal executive address: Palo Alto Networks, Inc., Attention: Investor Relations, 3000 Tannery Way, Santa Clara, California 95054 or Tel: (408) 753-4000.

Shareholders who hold shares of our common stock in street name may contact their brokerage firm, bank, broker-dealer, or other similar organization to request information about householding.

What is the deadline to propose actions for consideration at next year's annual meeting of shareholders or to nominate individuals to serve as directors?

SHAREHOLDER PROPOSALS

Shareholders may present proper proposals for inclusion in our Proxy Statement and for consideration at the next annual meeting of shareholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a Rule 14a-8 shareholder proposal to be considered for inclusion in our Proxy Statement for our 2027 annual meeting of shareholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than June 29, 2027. In addition, shareholder proposals must comply with the requirements of Rule 14a-8 under the Exchange Act regarding the inclusion of shareholder proposals in Company-sponsored proxy materials. Shareholder proposals should be addressed to: Palo Alto Networks, Inc., Attention: Corporate Secretary, 3000 Tannery Way, Santa Clara, California 95054.

Our amended and restated bylaws also establish an advance notice procedure for shareholders who wish to present a proposal before an annual meeting of shareholders but do not intend for the proposal to be included in our Proxy Statement pursuant to Rule 14a-8. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such annual meeting, (ii) otherwise properly brought before the annual meeting by or at the direction of our board of directors, or (iii) properly brought before the annual meeting by a shareholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for our 2027 annual meeting of shareholders, our Corporate Secretary must receive the proper written notice at our principal executive offices:

- not earlier than 5:00 p.m. Pacific Time on August 10, 2027; and
- not later than 5:00 p.m. Pacific Time on September 9, 2027.

In the event that we hold our 2027 annual meeting of shareholders more than 30 days before or more than 60 days after the one-year anniversary of the Annual Meeting, then notice of a shareholder proposal that is not intended to be included in our Proxy Statement must be received no earlier than 5:00 p.m. Pacific Time on the 120th day before such annual meeting and no later than 5:00 p.m. Pacific Time on the later of the following two dates:

- the 90th day prior to such annual meeting; or
- the 10th day following the day on which public announcement of the date of such annual meeting is first made.

If a shareholder who has notified us of his, her, or its intention to present a proposal at an annual meeting does not appear to present his, her, or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

We intend to file a proxy statement and a WHITE proxy card with the SEC in connection with the solicitation of proxies for our 2027 annual meeting of shareholders.

DIRECTOR NOMINATIONS

Shareholders may recommend director candidates for consideration by our Governance and Nominating Committee. Any such recommendations should include the nominee's name and qualifications for membership on our Board of Directors and should be directed to our Corporate Secretary at the address set forth above. For additional information regarding shareholder recommendations for director candidates, see the section titled "*Identification and Evaluation of Director Nominees—Shareholder Recommendations for Nominations to the Board of Directors*" beginning on page 61 of this Proxy Statement.

In addition, our amended and restated bylaws permit shareholders to nominate directors for election at an annual meeting of shareholders. To nominate a director, the shareholder must provide the information required by our amended and restated bylaws, which includes the information required by Rule 14a-19 of the Exchange Act. In addition, the shareholder must give timely notice to our Corporate Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received at the address set forth above within the time periods described above under the section titled "*Shareholder Proposals*" for shareholder proposals that are not intended to be included in a Proxy Statement.

Furthermore, our amended and restated bylaws permit shareholders or a group of shareholders that wish to nominate one or more directors through proxy access for inclusion in our Proxy Statement. To nominate a director using this process, the shareholder must provide the information required by the proxy access provision of our amended and restated bylaws. In addition, the shareholder must give timely notice to our Corporate Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Corporate Secretary at our principal executive offices:

- not earlier than the close of business on May 30, 2027; and
- not later than the close of business on June 29, 2027.

In the event that we hold our 2027 annual meeting of shareholders more than 30 days before or more than 60 days after the one-year anniversary of the Annual Meeting, then notice of a shareholder must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of the following two dates:

- the 90th day prior to such annual meeting; or
- the 10th day following the day on which public announcement of the date of such annual meeting is first made.

AVAILABILITY OF BYLAWS

A copy of our amended and restated bylaws may be obtained by accessing our public filings on the SEC's website at www.sec.gov. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making shareholder proposals and nominating director candidates.

Other Matters

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's officers and directors and persons who beneficially own more than 10% of the Company's common stock (collectively, "Reporting Persons") to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Based solely on our review of filed reports or written representations from certain Reporting Persons relating to fiscal 2026, the Company believes that all reports were filed on a timely basis except that one sale transaction was reported late on one Form 4 filing on behalf of Dipak Golechha, our Chief Financial Officer; one grant of RSUs was reported late on one Form 4 filing on behalf of Josh Paul, our Chief Accounting Officer; and one acquisition of shares was reported late on one Form 4 filing on behalf of Aparna Bawa, a Board member.

Fiscal 2026 Annual Report and SEC Filings

Our financial statements for our fiscal year ended July 31, 2026, are included in our Annual Report on Form 10-K, as filed with the SEC, and is being made available to shareholders concurrently with this Proxy Statement. This Proxy Statement and our Annual Report are posted on our website at www.paloaltonetworks.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our Annual Report without charge by sending a written request to Investor Relations, Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on your proxy card or execute and return, at your earliest convenience, your proxy card in the envelope provided.

THE BOARD OF DIRECTORS

Santa Clara, California
October 27, 2026

Appendix A

Calculation of Billings, Organic Operating Margin, and Organic Revenue

CALCULATION OF BILLINGS

($ in millions)

Billings	**FY'24**
Total revenue	$ 8,027
Add: Change in total deferred revenue, net of acquired deferred revenue	2,181
Total billings	$ 10,208

CALCULATION OF ORGANIC OPERATING INCOME AND ORGANIC OPERATING MARGIN

($ in millions, except percentages)

Organic Operating Income and Operating Margin:	**FY'26**
GAAP operating income	$ 695
Share-based compensation-related charges	1,712
Acquisition-related costs[(1)]	295
Amortization expense of acquired intangible assets	638
Litigation-related charges[(2)]	16
Non-GAAP operating income	3,356
Operating income from acquired entities[(3)]	(199)
Incremental bonus payout[(4)]	30
Organic operating income	$ 3,187
Organic operating margin[(5)]	30.2 %

(1) Consists of acquisition transaction costs, share-based compensation related to the cash settlement of certain equity awards, change in fair value of contingent consideration liability, and costs to terminate certain employment, operating lease, and other contracts of the acquired companies. Also includes integration costs related to our acquisition of CyberArk Software Ltd.

(2) Consists of the amortization of intellectual property licenses and covenant not to sue and legal contingency charges. Also includes a litigation settlement charge.

(3) Consists of operating income from the entities acquired in fiscal 2026.

(4) Consists of bonus payout in excess of 100% of the target cash incentive of the 2026 Incentive Compensation Plan.

(5) Calculated using organic revenue.

CALCULATION OF ORGANIC REVENUE

($ in millions)

	FY'26
Total revenue	$ 11,480
Revenue from acquired companies[(1)]	932
Organic revenue	$ 10,548

(1) Consists of revenue from the entities acquired in fiscal 2026.

Calculation of Non-GAAP Net Income Per Diluted Share and Non-GAAP Weighted-Average Shares

CALCULATION OF NON-GAAP NET INCOME PER DILUTED SHARE

	FY'25	FY'26
GAAP net income per share, diluted	$ 1.60	$ 0.40
Share-based compensation-related charges	1.98	2.23
Acquisition-related costs[(1)]	(0.15)	0.39
Amortization expense of acquired intangible assets	0.23	0.84
Litigation-related charges[(2)]	(0.04)	0.02
Change in fair value of convertible senior notes and capped calls[(3)]	0.00	0.74
Income tax and other tax adjustments[(4)]	(0.28)	(0.78)
Non-GAAP net income per share, diluted	*$ 3.34*	*$ 3.84*

(1) Consists of acquisition transaction costs, share-based compensation related to the cash settlement of certain equity awards, change in fair value of contingent consideration liability, and costs to terminate certain employment, operating lease, and other contracts of the acquired companies. In fiscal 2026, also includes integration costs related to our acquisition of CyberArk Software Ltd.

(2) Consists of the amortization of intellectual property licenses and covenant not to sue. Also includes legal contingency charges (credit) and a litigation settlement charge in fiscal 2026.

(3) Consists of changes in fair value of convertible senior notes acquired from CyberArk Software Ltd. that are included in earnings and changes in fair value of the related capped calls. Prior to fiscal 2026, also includes non-cash interest expense for amortization of debt issuance costs related to our convertible senior notes.

(4) Consists of income tax adjustments related to our long-term non-GAAP effective tax rate of 22%. In fiscal 2025, it included a one-time deferred tax provision adjustment relating to the enactment of One Big Beautiful Bill.

CALCULATION OF NON-GAAP WEIGHTED-AVERAGE SHARES, DILUTED

(Shares in millions)

	FY'25	FY'26
GAAP weighted-average shares used to compute net income per share, diluted	709	764
Weighted-average anti-dilutive impact of note hedge agreements and capped call transactions	(7)	—
Non-GAAP weighted-average shares used to compute net income per share, diluted	*702*	*764*

Calculation of Organic Non-GAAP Net Income and Organic Non-GAAP Net Income Per Diluted Share

CALCULATION OF ORGANIC Non-GAAP NET INCOME

	FY'26
GAAP net income	$ 307
Share-based compensation-related charges	1,712
Acquisition-related costs(1)	295
Amortization expense of acquired intangible assets	638
Litigation-related charges(2)	16
Change in fair value of convertible senior notes and capped calls(3)	562
Income tax and other tax adjustments(4)	(599)
Non-GAAP net income	2,931
Non-GAAP net income from acquired entities(5)	*(155)*
Organic Non-GAAP net income	*$ 2,776*

(1) Consists of acquisition transaction costs, share-based compensation related to the cash settlement of certain equity awards, change in fair value of contingent consideration liability, costs to terminate certain employment, operating lease, and other contracts of the acquired companies, and integration costs related to our acquisition of CyberArk Software Ltd.

(2) Consists of the amortization of intellectual property licenses and covenant not to sue. Also includes legal contingency charges (credit) and a litigation settlement charge.

(3) Consists of changes in fair value of convertible senior notes acquired from CyberArk Software Ltd. that are included in earnings and changes in fair value of the related capped calls.

(4) Consists of income tax adjustments related to our long-term non-GAAP effective tax rate of 22%.

(5) Consists of non-GAAP net income from the entities acquired in fiscal 2026.

CALCULATION OF ORGANIC Non-GAAP NET INCOME PER DILUTED SHARE

	FY'26
GAAP net income per share, diluted	$ 0.40
Share-based compensation-related charges	2.23
Acquisition-related costs(1)	0.39
Amortization expense of acquired intangible assets	0.84
Litigation-related charges(2)	0.02
Change in fair value of convertible senior notes and capped calls(3)	0.74
Income tax and other tax adjustments(4)	(0.78)
Non-GAAP net income per share, diluted	3.84
Net income per share impact from acquired entities(5)	0.07
Organic net income per share, diluted	*$ 3.91*

(1) Consists of acquisition transaction costs, stock-based compensation related to the cash settlement of certain equity awards, change in fair value of contingent consideration liability, costs to terminate certain employment, operating lease, and other contracts of the acquired companies, and integration costs related to our acquisition of CyberArk Software Ltd.

(2) Consists of the amortization of intellectual property licenses and covenant not to sue. Also includes legal contingency charges (credit) and a litigation settlement charge.

(3) Consists of changes in fair value of convertible senior notes acquired from CyberArk Software Ltd. that are included in earnings and changes in fair value of the related capped calls.

(4) Consists of income tax adjustments related to our long-term non-GAAP effective tax rate of 22%.

(5) Consists of the impact to non-GAAP net income per share from the entities acquired in fiscal 2026.

CALCULATION OF ORGANIC WEIGHTED-AVERAGE SHARES, DILUTED

(Shares in millions)

	FY'26
GAAP weighted-average shares, diluted	764
Weighted-average anti-dilutive impact of note hedge agreements and capped call transactions	—
Non-GAAP weighted-average shares, diluted	*764*
Weighted-average shares from acquired entities[1]	*54*
Organic weighted-average shares, diluted	*710*

(1) Consists of weighted-average shares from the entities acquired in fiscal 2026.

Calculation of Adjusted Free Cash Flow Margin

CALCULATION OF ADJUSTED FREE CASH FLOW MARGIN

($ in millions)

	FY'23	FY'24	FY'25	FY'26
Net cash provided by operating activities	$ 2,777	$3,258	$ 3,716	$4,553
Less: purchase of property, equipment, and other assets	146	157	247	440
Free cash flow (non-GAAP)	2,631	3,101	3,469	4,113
Add: capital expenditures for headquarters[1]	—	—	—	91
Add: capital expenditures for certain corporate assets[2]	—	—	38	42
Add: payments of acquisition-related costs[3]	—	—	—	164
Add: litigation-related payment[4]	—	20	—	4
Add: cash payment related to tax settlement	40	—	—	—
Adjusted free cash flow (non-GAAP)	$ 2,671	$ 3,121	$ 3,507	$ 4,414
Net cash used in investing activities	$(2,034)	$(1,510)	$(2,205)	$(3,104)
Net cash used in financing activities	$ (1,726)	$(1,343)	$ (779)	$(1,202)
Free cash flow margin (non-GAAP)	*38.2%*	*38.6%*	*37.6%*	*35.8%*
Adjusted free cash flow margin (non-GAAP)	*38.8%*	*38.9%*	*38.0%*	*38.4%*

(1) Consists of land purchase of $91 million.

(2) Consists of one-time purchase of a corporate asset which was paid through July 2026.

(3) Consists of payments of acquisition-related costs in connection with our acquisitions of CyberArk Software Ltd. and Koi Security Ltd.

(4) Consists of non-recurring litigation settlement payments in Q4'24 and Q2'26.

Non-GAAP Financial Measures and Other Key Metrics

This Proxy Statement includes financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP). We use these non-GAAP financial measures and other key metrics internally to set targets for employee compensation programs.

Billings. We define billings as total revenue plus the change in total deferred revenue, net of acquired deferred revenue, during the period. We have previously considered billings to be a key metric used by management to manage our business. Billings growth is the percentage change in billings for a fiscal year as compared to the prior fiscal year. Starting in the first fiscal quarter of 2025, billings ceased being a key financial metric and ceased being reported by us.

Next Generation Security Annual Recurring Revenue, or NGS ARR, represents the annualized allocated revenue of all active contracts as of the final day of the reporting period related to all product, subscription and support offerings, excluding revenue from hardware products, and legacy attached subscriptions, support offerings and professional services. NGS ARR is an operating metric that we use to assess the strength and trajectory of our business. NGS ARR should be viewed independently of revenue, deferred revenue and remaining performance obligations and does not represent our revenue under U.S. GAAP on an annualized basis, as it is an operating metric that can be impacted by contract start and end dates and renewal rates. NGS ARR is not intended to be a replacement for forecasts of revenue. The scope of products, subscriptions, and support offerings that contribute to NGS ARR will generally increase over time as we introduce or acquire new next-generation products, subscriptions, and support offerings.

Non-GAAP Operating Margin. We define non-GAAP operating margin as non-GAAP operating income divided by total revenue. We define non-GAAP operating income as operating income plus share-based compensation-related charges, including stock-based payroll tax expense, acquisition-related costs, including change in fair value of contingent consideration liability, amortization expense of acquired intangible assets, and litigation-related charges, including legal settlements. We believe that non-GAAP operating margin provides management and investors with greater visibility into the underlying performance of our core business operating results.

Organic operating margin. We define organic operating margin as non-GAAP operating margin, excluding the effects of acquisitions and dispositions and bonus payout in excess of 100% of the target cash incentive under the 2026 Short-Term Incentive Compensation Plan. We define organic operating income as non-GAAP operating income, excluding the effects of acquisitions and dispositions and bonus payout in excess of 100% of the target cash incentive under the 2026 Short-Term Incentive Compensation Plan.

Organic Revenue. We define organic revenue as our total revenue, excluding the revenue contribution from companies that we acquired during our fiscal 2026 (unless such acquisition was taken into account when setting the organic revenue target under the 2026 Short-Term Incentive Compensation Plan).

Non-GAAP Net Income and Non-GAAP Net Income per share, diluted (Non-GAAP EPS). We define non-GAAP net income as net income plus share-based compensation-related charges, including share-based payroll tax expense, acquisition-related costs, including change in fair value of contingent consideration liability, amortization expense of acquired intangible assets, litigation-related charges, including legal settlements, and non-cash charges related to convertible notes. We also exclude from non-GAAP net income tax adjustments related to our long-term non-GAAP effective tax rate in order to provide a complete picture of our recurring core business operating results. We define non-GAAP net income per share, diluted, as non-GAAP net income divided by the weighted-average diluted shares outstanding, which includes the potentially dilutive effect of our employee equity incentive plan awards and our convertible senior notes and related warrants, after giving effect to the anti-dilutive impact of our note hedge agreements, which reduced the potential economic dilution that otherwise would have occurred in connection with the conversion and settlement of our convertible senior notes. Under GAAP, the anti-dilutive impact of the note hedge is not reflected in diluted shares outstanding. We consider these non-GAAP financial measures to be useful metrics for management and investors for the same reasons that we use non-GAAP operating margin.

Organic Non-GAAP Net Income and Organic Non-GAAP Net Income per share, diluted (Organic Non-GAAP EPS). We define organic non-GAAP net income as non-GAAP net income, excluding the impact of companies that we acquired during our fiscal 2026 (unless such acquisition was taken into account when setting the non-GAAP net income per share, diluted, target for the relevant performance period under the PSUs). We define organic non-GAAP net income per share diluted as non-GAAP net income per share, diluted, excluding the impact of companies that we acquired during our fiscal

2026, including and shares of our common stock issued as consideration in such transaction, during our fiscal 2026 (unless such acquisition was taken into account when setting the organic non-GAAP net income per share diluted target for the relevant performance period under the PSUs).

Adjusted free cash flow margin, adjusted free cash flow, and free cash flow. We define adjusted free cash flow margin, a non-GAAP measure, as adjusted free cash flow divided by total revenue. We define adjusted free cash flow, a non-GAAP measure, as free cash flow, plus certain capital expenditures for our headquarters and certain corporate assets, plus payments of acquisition-related costs, plus litigation-related payments. We define free cash flow, a non-GAAP measure, as net cash provided by operating activities less purchases of property, equipment, and other assets. We consider free cash flow, adjusted free cash flow, and adjusted free cash flow margin to be operating metrics as well as liquidity measures that provide useful information to management and investors about the amount of cash generated by the business after necessary capital expenditures and before the impact of certain qualifying non-recurring cash payments from operating activities, as applicable. A limitation of the utility of free cash flow, adjusted free cash flow, and adjusted free cash flow margin as a measure of our liquidity is that it does not represent the total increase or decrease in our cash balance for the period. In addition, it is important to note that other companies, including companies in our industry, may not use free cash flow or adjusted free cash flow, may calculate free cash flow or adjusted free cash flow in a different manner than we do, or may use other financial measures to evaluate their liquidity, all of which could reduce the usefulness of free cash flow or adjusted free cash flow as a comparative measure.

Investors are cautioned that there are a number of limitations associated with the use of non-GAAP financial measures and key metrics as analytical tools. For example, NGS ARR metrics reported by us may include annualized value of contracts that was not yet recognized as revenue. Many of the adjustments to our GAAP financial measures reflect the exclusion of items that are recurring and will be reflected in our financial results for the foreseeable future, such as stock-based compensation, which is an important part of our employees' compensation and impacts their performance. Furthermore, these non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP, and the components that we exclude in our calculation of non-GAAP financial measures may differ from the components that our peer companies exclude when they report their non-GAAP results of operations. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures. In the future, we may also exclude non-recurring expenses and other expenses that do not reflect our core business operating results.

Appendix B

Amended and Restated 2021 Equity Incentive Plan

PALO ALTO NETWORKS, INC.
2021 EQUITY INCENTIVE PLAN

(As amended and restated, subject to, and contingent upon, stockholder approval at the 2026 annual meeting of the Company's stockholders)

1. Purpose of the Plan. The purpose of this Plan is to:

   - to attract and retain the best available personnel for positions of substantial responsibility,
   - to provide additional incentive to Employees, Directors and Consultants, and
   - to promote the success of the Company's business.

   The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units and Performance Shares.

2. Definitions. The following definitions are used in this Plan:

   (a) "Administrator" means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

   (b) "Amendment Date" means August 14, 2025.

   (c) "Applicable Laws" means the legal and regulatory requirements relating to the administration of equity-based awards and issuance of shares of Common Stock, including under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under the Plan. Reference to a specific section of an Applicable Law or regulation related to that section shall include such section or regulation, any valid regulation or other official guidance issued under that section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding that section or regulation.

   (d) "Award" means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares.

   (e) "Award Agreement" means the written or electronic agreement between the Company and Participant setting forth the terms and provisions applicable to an Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

   (f) "Board" means the Board of Directors of the Company.

   (g) "Change in Control" means the occurrence of any of the following events:

      (i) Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("Person"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection, if any one Person is already considered to own more than 50% of the total voting power of the stock of the Company, the acquisition of additional stock by such Person will not be considered a Change in Control; or

      (ii) Change in Effective Control of the Company. A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

      (iii) Change in Ownership of a Substantial Portion of the Company's Assets. A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has

acquired during the 12-month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (A) a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A. Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its primary purpose is to change the jurisdiction of the Company's incorporation, or (y) its primary purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

(g) "Code" means the U.S. Internal Revenue Code of 1986.

(h) "Committee" means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board, or a duly authorized committee of the Board, in accordance with Section 4 hereof.

(i) "Common Stock" means the common stock of the Company.

(j) "Company" means Palo Alto Networks, Inc., a Delaware corporation, or any successor thereto.

(k) "Consultant" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary of the Company to render bona fide services to such entity, provided the services (i) are not in connection with the offer or sale of securities in a capital-raising transaction, and (ii) do not directly promote or maintain a market for the Company's securities, in each case, within the meaning used with respect to Form S-8 promulgated under the Securities Act, and provided, further, that a Consultant will include only those persons to whom the issuance of Shares may be registered under Form S-8 promulgated under the Securities Act.

(l) "Director" means a member of the Board.

(m) "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(n) "Employee" means any person, including Officers and Inside Directors, providing services as an employee to the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

(o) "Exchange Act" means the U.S. Securities Exchange Act of 1934.

(p) "Exchange Program" means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (iii) the exercise price of an outstanding Award is reduced. As described in Section 4(i), the Administrator may not institute an Exchange Program.

(q) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation Nasdaq Global Select Market, Nasdaq Global Market or Nasdaq Capital Market of Nasdaq

Stock Market or the New York Stock Exchange, its Fair Market Value will be the closing sales price for such stock (or, the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported by such source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or the closing bid, if no sales were reported), as reported by such source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

If the Fair Market Value is to be determined under subsection (i) or (ii) above and the determination date for the Fair Market Value occurs on a day other than a Trading Day, the Fair Market Value will be the price as determined under subsection (i) or (ii) above, as applicable, on the immediately preceding Trading Day, unless otherwise determined by the Administrator. In addition, for purposes of determining the fair market value of shares for any reason other than the determination of the exercise price of Options or Stock Appreciation Rights, fair market value will be determined by the Administrator in a manner compliant with Applicable Laws and applied consistently for such purpose. Note that the determination of fair market value for purposes of withholding Tax-Related Items may be made in the Administrator's sole discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

(r) "Fiscal Year" means the fiscal year of the Company.

(s) "Incentive Stock Option" means an Option that is intended to qualify, and actually qualifies, as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(t) "Inside Director" means a Director who is an Employee.

(u) "Nonstatutory Stock Option" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(v) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(w) "Option" means a stock option granted pursuant to the Plan.

(x) "Outside Director" means a Director who is not an Employee.

(y) "Parent" means a "parent corporation" of the Company, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(z) "Participant" means the holder of an outstanding Award.

(aa) "Performance Share" means an Award denominated in Shares which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine pursuant to Section 10.

(bb) "Performance Unit" means an Award denominated in Shares or cash, which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10.

(cc) "Period of Restriction" means the period (if any) during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(dd) "Plan" means this Palo Alto Networks, Inc. 2021 Equity Incentive Plan.

(ee) "Restricted Stock" means Shares issued pursuant to a Restricted Stock award under Section 7 of the Plan, or issued pursuant to the early exercise of an Option.

(ff) "Restricted Stock Unit" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(gg) "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(hh) "Section 16(b)" means Section 16(b) of the Exchange Act.

(ii) "Section 409A" means Section 409A of the Code.

(jj) "Securities Act" means the U.S. Securities Act of 1933.

(kk) "Service Provider" means an Employee, Director or Consultant.

(ll) "Share" means a share of the Common Stock, as adjusted in accordance with Section 14 of the Plan.

(mm) "Stock Appreciation Right" means an Award, granted alone or in connection with an Option, that pursuant to Section 9 is designated as a Stock Appreciation Right.

(nn) "Subsidiary" means a "subsidiary corporation" of the Company whether now or hereafter existing, as defined in Section 424(f) of the Code.

(oo) "Substituted Award" means an Award granted in substitution for an equity award of an acquired entity in connection with a merger, reorganization, separation, or other transaction to which Section 424(a) of the Code applies.

(pp) "Tax-Related Items" means any U.S. and non-U.S. federal, state, or local taxes (including, without limitation, income tax, social insurance, payroll tax, fringe benefits tax, payment on account and any other tax-related items) related to a Participant's participation in the Plan and legally applicable or deemed applicable to the Participant, or have been transferred to the Participant.

(qq) "Trading Day" means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed is open for trading.

3. Stock Subject to the Plan.

(a) Stock Subject to the Plan. Subject to the provisions of Section 14 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is (i) 79,370,000 Shares, plus (ii) any Shares subject to awards granted under the Company's 2012 Equity Incentive Plan, as amended, that, (A) on or after the date stockholders initially approved the Plan through the Amendment Date, have been added to the Plan pursuant to the prior terms of this Section 3 and (B) after the Amendment Date, expire or otherwise terminate without having been exercised or issued in full, or are forfeited to or repurchased by the Company due to failure to vest, with the maximum number of Shares to be added to the Plan pursuant to clause (ii) equal to 63,480,126 Shares. In addition, Shares may become available for issuance under the Plan pursuant to Section 3(b). The Shares may be authorized, but unissued, or reacquired Common Stock. If the Committee grants Substituted Awards in substitution for equity awards outstanding under a plan maintained by an entity acquired by or consolidated with the Company, the grant of those Substituted Awards will not decrease the number of Shares available for issuance under the Plan.

(b) Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares, is forfeited to or repurchased by the Company due to failure to vest, then the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights, the forfeited or repurchased Shares) that were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, the gross number of Shares underlying the portion of a Stock Appreciation Right that is exercised will cease to be available under the Plan. Shares that actually have been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units are repurchased by the Company or are forfeited to the Company due to failure to vest, such Shares will become available for future grant under the Plan. Shares used to pay the exercise price or purchase price of an Award or to satisfy the tax withholding obligations related to an Award will not become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not reduce the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 14, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3(a), plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to this Section 3(b).

(c) Share Reserve. The Company, at all times during the term of this Plan, will reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. Administration of the Plan.

(a) Procedure.

(i) General. The Plan will be administered by (A) the Board or (B) a Committee constituted to satisfy Applicable Laws. The Board or Committee will be the Administrator. Different Administrators may administer the Plan with respect to different groups of Service Providers. The Board may retain the authority to concurrently administer the Plan with a Committee and may, at any time, revoke the delegation of some or all authority previously delegated.

(ii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(b) Powers of the Administrator. Subject to the Plan, any limitations on delegations specified by the Board, and any requirements imposed by Applicable Laws, the Administrator will have the authority, in its sole discretion, to make any determinations and perform any actions deemed necessary or advisable to administer the Plan including to:

(i) determine the Fair Market Value;

(ii) select the Service Providers to whom Awards may be granted hereunder;

(iii) determine the number of Shares to be covered by each Award granted hereunder;

(iv) approve forms of Award Agreements for use under the Plan;

(v) determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. The terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating to an Award;

(vi) establish, amend and rescind rules and regulations and adopt sub-plans relating to the Plan, including rules, regulations, and sub-plans for the purposes of facilitating compliance with non-U.S. laws, easing the administration of the Plan and/or taking advantage of tax-favorable treatment for Awards granted to Service Providers outside the U.S.;

(vii) interpret the Plan and make any decision necessary to administer the Plan;

(viii) interpret, modify or amend each Award (subject to Section 17(c) of the Plan), including without limitation the discretionary authority to extend the post-termination exercisability period of Awards;

(ix) allow Participants to satisfy tax withholding obligations in a manner prescribed in Section 15 of the Plan;

(x) authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xi) delegate ministerial duties to any of the Company's employees;

(xii) temporarily suspend the exercisability of an Award if the Administrator deems such suspension to be necessary or appropriate for administrative purposes;

(xiii) allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to the Participant under an Award; and

(xiv) make all other determinations deemed necessary or advisable for administering the Plan.

(c) Grant Date. The grant date of an Award ("Grant Date") will be the date that the Administrator makes the determination granting such Award or may be a later date if such later date is designated by the Administrator on the date of the determination or under an automatic grant policy. Notice of the determination will be provided to each Participant within a reasonable time after the Grant Date.

(d) Waiver. The Administrator may waive any terms, conditions or restrictions.

(e) Fractional Shares. Except as otherwise provided by the Administrator, any fractional Shares that result from the adjustment of Awards will be cancelled. Any fractional Shares that result from vesting percentages will be accumulated and vested on the date that an accumulated full Share is vested.

(f) Electronic Delivery. The Company may deliver by e-mail or other electronic means (including posting on a website maintained by the Company or its agent) all documents relating to the Plan or any Award and all other documents that the Company is required to deliver to its security holders (including prospectuses, annual reports and proxy statements).

(g) Choice of Law; Choice of Forum. The Plan, all Awards and all determinations made and actions taken under the Plan, to the extent not otherwise governed by the laws of the United States, will be governed by the laws of the State of Delaware without giving effect to principles of conflicts of law. For purposes of litigating any dispute that arises under this Plan, a Participant's acceptance of an Award is his or her consent to the jurisdiction of the State of Delaware, and agreement that any such litigation will be conducted in Delaware Court of Chancery, or the federal courts for the United States for the District of Delaware, and no other courts, regardless of where a Participant's services are performed.

(h) Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards and will be given the maximum deference permitted by Applicable Laws.

(i) Exchange Program. The Administrator may not institute an Exchange Program.

5. Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Stock Options.

(a) Grant of Options. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator determines in its sole discretion.

(b) Stock Option Agreement. Each Option will be evidenced by an Award Agreement that will specify the exercise price, the number of Shares subject to the Option, the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the Administrator determines in its sole discretion.

(c) Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(c), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(d) Term of Option. The term of each Option will be stated in the Award Agreement. In the case of an Incentive Stock Option, the term will be 10 years from the Grant Date or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be 5 years from the Grant Date or such shorter term as may be provided in the Award Agreement.

(e) Option Exercise Price and Consideration.

(i) Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1) In the case of an Incentive Stock Option

A granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the Grant Date.

B granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the Grant Date.

(2) In the case of a Nonstatutory Stock Option, the per Share exercise price will be determined by the Administrator and may no less than 100% of the Fair Market Value per Share on the Grant Date unless otherwise required by Applicable Laws.

(3) Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the Grant Date pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

(iii) Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: (1) cash; (2) check or wire transfer; (3) promissory note, to the extent permitted by Applicable Laws; (4) other Shares, provided that such Shares have a fair market value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (5) consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (6) net exercise, under which Shares are withheld from otherwise deliverable Shares that has been approved by the Board or a Committee; (7) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (8) any combination of the foregoing methods of payment.

(f) Exercise of Option.

(i) Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. Notwithstanding the foregoing, at any time after the grant of an Option, the Administrator, in its sole discretion, may accelerate the time at which the Option will vest or become exercisable. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) notice of exercise (in accordance with the procedures that the Administrator may specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with any amounts necessary to satisfy withholding obligations for Tax-Related Items). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant and approved by the Administrator, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the cessation of the Participant's Service Provider status as the result of the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of cessation of the Participant's Service Provider status (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for 3 months following cessation of the Participant's Service Provider status. Unless otherwise provided by the Administrator, if on the date of cessation of the Participant's Service Provider status the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to

the Plan. If, after cessation of the Participant's Service Provider status, the Participant does not exercise his or her Option within the time specified in the Award Agreement or herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of cessation of the Participant's Service Provider status (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for 12 months following cessation of the Participant's Service Provider status. Unless otherwise provided by the Administrator, if on the date of cessation of the Participant's Service Provider status the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If, after cessation of the Participant's Service Provider status, the Participant does not exercise his or her Option within the time specified in the Award Agreement or herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iv) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant's designated beneficiary, provided the Administrator has permitted the designation of a beneficiary and provided such beneficiary has been designated prior to the Participant's death in a form acceptable to the Administrator. If the Administrator has not permitted the designation of a beneficiary or if no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for 12 months following the Participant's death. Unless otherwise provided by the Administrator, if at the time of death, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not so exercised within the time specified in the Award Agreement or herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(v) Tolling Expiration. A Participant's Award Agreement may also provide that:

(1) if the exercise of the Option following the cessation of the Participant's status as a Service Provider (other than upon the Participant's death or Disability) would result in liability under Section 16(b), then the Option will terminate on the earlier of (A) the expiration of the term of the Option set forth in the Award Agreement, or (B) the 10th day after the last date on which such exercise would result in liability under Section 16(b); or

(2) if the exercise of the Option following the cessation of the Participant's status as a Service Provider (other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (A) the expiration of the term of the Option or (B) the expiration of a period of 30 days after the cessation of the Participant's status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator determines in its sole discretion.

(b) Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify any Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator determines in its sole discretion. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed.

(c) Transferability. Except as provided in this Section 7 of the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of any applicable Period of Restriction.

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e) Removal of Restrictions. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of any applicable Period of Restriction or at such other time as the Administrator may determine. Notwithstanding the foregoing, at any time after the grant of an Option, the Administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f) Voting Rights. During any applicable Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g) Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

8. Restricted Stock Units.

(a) Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under the Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

(b) Restricted Stock Unit Agreement. Each Award of Restricted Stock Units will be evidenced by an Award Agreement that will specify vesting criteria, the number of Restricted Stock Units granted, and such other terms and conditions as the Administrator determines in its sole discretion.

(c) Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws or any other basis determined by the Administrator in its discretion.

(d) Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(e) Form and Timing of Payment. Payment of earned Restricted Stock Units will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units only in cash, Shares, or a combination of both.

(f) Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

9. Stock Appreciation Rights.

(a) Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b) Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator determines in its sole discretion. Notwithstanding the foregoing, at any time after the grant of a Stock Appreciation Right, the Administrator, in its sole discretion, may accelerate the time at which the Stock Appreciation Right will vest or become exercisable.

(c) Number of Shares. The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Service Provider.

(d) Exercise Price and Other Terms. The per share exercise price for the Shares to be issued pursuant to exercise of a Stock Appreciation Right will be determined by the Administrator and will be no less than 100% of the Fair Market Value per Share on the Grant Date. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

(e) Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date as determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the tolling and expiration rules of Section 6(f) relating to exercise also will apply to Stock Appreciation Rights.

(f) Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined as the product of:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; and

(ii) The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon exercise of a Stock Appreciation Right may be in cash, in Shares of equivalent value, or in some combination of both.

10. Performance Units and Performance Shares.

(a) Grant of Performance Units/Shares. Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the Grant Date. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the Grant Date.

(c) Performance Objectives and Other Terms. The Administrator will set performance objectives or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Service Providers. The time period during which the performance objectives or other vesting provisions must be met will be called the "Performance Period." Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator determines in its sole discretion. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/ Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. Notwithstanding the foregoing, at any time after the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Unit/Share.

(e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/ Shares will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/ Shares at the close of the applicable Performance Period) or in a combination thereof.

(f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11. Award Limitations.

   (a) Outside Director Award Limitations. No Outside Director may be paid compensation for service as an Outside Director that, in the aggregate, exceeds $2,000,000, increased to $4,000,000 for such Outside Director for the Fiscal Year in which he or she joins the Board as an Outside Director. Compensation includes equity awards, including any Awards issued under this Plan, the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles and any other compensation (including without limitation any cash retainers or fees). Any Awards or other compensation paid or provided to an individual for his or her services as an Employee, or for his or her services as a Consultant (other than as an Outside Director), will not count for purposes of the limitation under this Section 11(a).

   (b) Dividends and Other Distributions. No dividends or other distributions shall be paid with respect to any Shares underlying any unvested portion of an Award.

12. Leaves of Absence/Transfer Between Locations. Unless the Administrator provides otherwise or Applicable Laws require otherwise, vesting of Awards will be suspended during any unpaid leave of absence. A Participant will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or the Participant's employer or (ii) transfers between locations of the Company or between the Company, its Parent, or any of its Subsidiaries. For purposes of Incentive Stock Options, no such leave may exceed 3 months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company or the Participant's employer is not so guaranteed, then 6 months following the 1st day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

13. Transferability of Awards.

   (a) General Rule. Unless determined otherwise by the Administrator, or otherwise required by Applicable Laws, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, the Award will be limited by any additional terms and conditions imposed by the Administrator. Any unauthorized transfer of an Award will be void.

   (b) Domestic Relations Orders. If approved by the Administrator, an Award may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulations Section 1.421-1(b)(2). An Incentive Stock Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

   (c) Limited Transfers for the Benefit of Family Members. The Administrator may permit an Award or Share issued under this Plan to be assigned or transferred subject to the applicable limitations, set forth in the General Instructions to Form S-8 Registration Statement under the Securities Act, if applicable, and any other Applicable Laws. For the avoidance of doubt, during the lifetime of the Participant, no Award may be assigned or transferred to a third-party financial institution.

   (d) Permitted Transferees. Any individual or entity to whom an Award is transferred will be subject to all of the terms and conditions applicable to the Participant who transferred the Award, including the terms and conditions in this Plan and the Award Agreement. If an Award is unvested, then the service of the Participant will continue to determine whether the Award will vest and when it will terminate.

14. Adjustments; Dissolution or Liquidation; Merger or Change in Control; Death.

   (a) Adjustments. In the event that any extraordinary dividend or other extraordinary distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of shares of stock that may be delivered under the Plan and/or the number, class, and price of shares of stock covered by each outstanding Award, and the numerical Share limits in Section 3 of the Plan.

(b) Dissolution or Liquidation. In the event of a proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c) Merger or Change in Control. In the event of a merger of the Company with or into another corporation or other entity or a Change in Control, each outstanding Award will be treated as the Administrator determines (subject to the provisions of the following paragraph) without a Participant's consent, including, without limitation, that each Award be assumed or an equivalent option or right substituted by the successor corporation or its Parent. The Administrator will not be obligated to treat all Awards, all Awards held by a Participant, all Awards of the same type, or all portions of Awards, similarly.

In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise the Participant's outstanding Option and Stock Appreciation Right (or portion thereof) that are not assumed or substituted for, including Shares as to which such Award would not otherwise be vested or exercisable, all restrictions on Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units (or portions thereof) not assumed or substituted for will lapse, and, with respect to such Awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable. In addition, if an Option or Stock Appreciation Right (or portion thereof) is not assumed or substituted for in the event of a merger or Change in Control, the Administrator will notify the Participant in writing or electronically that such Option or Stock Appreciation Right (or its applicable portion) will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right (or its applicable portion) will terminate upon the expiration of such period.

For the purposes of this Section 14(c), an Award will be considered assumed if, following the merger or Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, Performance Unit or Performance Share, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

Notwithstanding anything in this Section 14(c) to the contrary, and unless otherwise provided in an Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant's consent; provided, however, a modification to such performance goals only to reflect the successor corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

Notwithstanding anything in this Section 14(c) to the contrary, if a payment under an Award Agreement is subject to Section 409A and if the change in control definition contained in the Award Agreement or other written agreement related to the Award does not comply with the definition of "change in control" for purposes of a distribution under Section 409A, then any payment of an amount that otherwise is accelerated under this Section will be delayed until the earliest time that such payment would be permissible under Section 409A without triggering any penalties applicable under Section 409A.

(d) Outside Director Awards. With respect to Awards granted to Outside Directors for their service as Outside Directors, in the event of a Change in Control, such Participants will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares underlying such Awards, including those Shares which would not be vested or exercisable, all restrictions on such Participants' Restricted Stock and Restricted Stock Units will lapse, and, with respect to such Participants' Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable Award Agreements or other written agreements between the Participants and the Company or any of its Subsidiaries or Parents, as applicable.

15. Tax Matters.

(a) Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any withholding obligations for Tax-Related Items are due, the Company (or any of its Subsidiaries, Parents or affiliates employing or retaining the services of a Participant, as applicable) will have the power and the right to deduct or withhold, or require a Participant to remit to the Company (or any of its Subsidiaries, Parents or affiliates, as applicable), an amount sufficient to satisfy any Tax-Related Items required to be withheld with respect to such Award (or exercise thereof).

(b) Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such withholding obligation for Tax-Related Items, in whole or in part by (without limitation) (i) paying cash, check or other cash equivalents, (ii) electing to have the Company withhold otherwise deliverable Shares having a fair market value equal to the minimum statutory amount applicable in a Participant's jurisdiction or such greater amount as the Administrator may determine (including up to a maximum statutory amount) if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion, (iii) delivering to the Company already-owned Shares having a fair market value equal to the minimum statutory amount applicable in a Participant's jurisdiction or such greater amount as the Administrator may determine (including up to a maximum statutory amount), in each case, provided the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion, (iv) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) to cover the amount of the withholding obligation for Tax-Related Items, (v) having the Company or a Parent or Subsidiary withhold from wages or any other cash amount due or to become due to the Participant and payable by the Company or any Parent or Subsidiary, (vi) any other method of withholding determined by the Administrator, or (vii) any combination of the foregoing methods of payment. The withholding amount will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum statutory rates applicable in a Participant's jurisdiction with respect to the Award on the date that the amount of Tax-Related Items to be withheld is to be determined or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion. The fair market value of the Shares to be withheld or delivered will be determined as of the date that the amount of Tax-Related Items to be withheld is calculated.

(c) Compliance With Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A. In no event will the Company or any of its Subsidiaries or Parents have any obligation or liability under the terms of this Plan to reimburse, indemnify, or hold harmless any Participant or any other person in respect of Awards, for any taxes, interest or penalties imposed, or other costs incurred, as a result of Section 409A.

16. Miscellaneous.

(a) Stockholder Approval and Term of Plan. The Plan will become effective upon its approval by the Company's stockholders within 12 months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws. The Plan will continue in effect until terminated earlier under Section 17 of the Plan, but no Incentive Stock Options may be granted after 10 years from the date the Plan is adopted by the Board.

(b) Legal Compliance. Shares will not be issued pursuant an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(c) Investment Representations. As a condition to the exercise or vesting of an Award, the Company may require the person exercising or vesting in such Award to represent and warrant at the time of any such exercise or vesting that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

(d) Inability to Obtain Authority. If the Company determines it to be impossible or impracticable to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any registration or other qualification of the Shares under any U.S. state or federal law or non-U.S. law or under the rules and regulations of the U.S. Securities and Exchange Commission, the stock exchange on which Shares of the same class are then listed, or any other governmental or regulatory body, which authority, registration, qualification or rule compliance is deemed by the Company's counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, the Company will be relieved of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority, registration, qualification or rule compliance will not have been obtained.

(e) No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider, nor interfere in any way with the Participant's right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

(f) Forfeiture Events. The Administrator may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Notwithstanding any provisions to the contrary under this Plan, an Award and any other compensation paid or payable to a Participant (including, but not limited to, equity awards issued outside of this Plan) (such compensation, "Other Compensation") will be subject to the Company's clawback policy in effect as of the adoption of this Plan, and will be subject to any other clawback policy of the Company as may be established and/or amended from time to time (including without limitation pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as may be required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act) (the "Clawback Policy"). The Administrator may require a Participant to forfeit, return or reimburse the Company all or a portion of the Award or Other Compensation and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with Applicable Laws. Unless this subsection (f) specifically is mentioned and waived in an Award Agreement or other document, no recovery of compensation under a Clawback Policy or otherwise will constitute an event that triggers or contributes to any right of a Participant to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or any Parent or Subsidiary.

17. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Administrator, at any time, may amend, alter, suspend or terminate the Plan.

(b) Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Consent of Participants Generally Required. Subject to Section 17(d) below, no amendment, alteration, suspension or termination of the Plan or an Award under it will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator's ability to exercise the powers granted to it regarding Awards granted under the Plan prior to such termination.

(d) Exceptions to Consent Requirement.

(i) A Participant's rights will not be deemed to have been impaired by any amendment, alteration, suspension or termination if the Administrator, in its sole discretion, determines that the amendment, alteration, suspension or termination taken as a whole, does not materially impair the Participant's rights, and

(ii) Subject to the limitations of Applicable Laws, if any, the Administrator may amend the terms of any one or more Awards without the affected Participant's consent even if it does materially impair the Participant's right if such amendment is done

(1) in a manner expressly permitted under the Plan;

(2) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code;

(3) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award only because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code;

(4) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A; or

(5) to comply with other Applicable Laws.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended July 31, 2026

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-35594

Palo Alto Networks, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**20-2530195**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

3000 Tannery Way
Santa Clara, California 95054
(Address of principal executive offices) (Zip Code)

(408) 753-4000
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	PANW	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant was approximately $123.4 billion as of January 31, 2026, the last business day of the registrant's most recently completed second fiscal quarter (based on the closing sales price for the common stock on the Nasdaq Global Select Market on such date). Shares of common stock held by each executive officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

On August 31, 2026, 818 million shares of the registrant's common stock, $0.0001 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the information called for by Part III of this Annual Report on Form 10-K is hereby incorporated by reference from the definitive proxy statement for the registrant's 2026 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year ended July 31, 2026.

Table Of Contents

Part I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including, without limitation, the sections entitled “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally can be identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” “projects,” “will,” “will be,” “will continue,” “will likely result,” “would,” and similar expressions that convey uncertainty of future events or outcomes.

These forward-looking statements include, but are not limited to, statements concerning the following:

- expectations regarding the cybersecurity landscape and demand;
- expectations regarding our platformization strategy and related progress and opportunities, our product development strategy, and drivers of and factors affecting growth in our business;
- expectations regarding annual recurring revenue and remaining performance obligations;
- expectations regarding artificial intelligence;
- expectations regarding our strategic partnerships;
- statements regarding expected profitability, new revenues, trends in annual recurring revenue, trends in remaining performance obligations, our mix of product and subscription and support revenue, cost of revenue, gross margin, cash flows, operating expenses, including future share-based compensation expense, income taxes, investment plans, and liquidity;
- expected recurring revenues resulting from growth in our end-customers and increased adoption of our products, subscriptions and services;
- the performance advantages of our products and subscription and support offerings and the potential benefits to our customers;
- expectations regarding future investments in research and development and product development, customer support, in our employees and in our sales force, including expectations regarding growth in our sales headcount;
- expectations that we will continue to expand our global presence;
- expectations regarding our revenues, including the seasonality and cyclicality from quarter to quarter;
- expectations relating to our customer financing activities;
- the sufficiency of our cash flow from operations with existing cash, cash equivalents, and investments to meet our cash needs for the foreseeable future;
- our ability to successfully acquire and integrate companies and assets and expectations and intentions with respect to the assets, products and technologies that we acquire;
- expectations regarding the benefits and synergies from our acquisition and integration of companies, assets, and technologies, including our acquisition of CyberArk Software Ltd.;
- expectations regarding contingent consideration obligations;
- expectations regarding the change in fair value of our convertible senior notes and capped call transactions and its impact on us and our financial results;
- statements regarding our competition, including the expanded scope of our competitors as a result of entering into new product and service categories;
- the timing and amount of capital expenditures and share repurchases;
- the effects of worldwide economic and geopolitical conditions, including, but not limited to, hostilities in Israel and the surrounding regions, inflation, tariff rates, interest rate levels, public or administration policies, trade regulations, trade policy, growth rates and other conditions, on our operating and financial results and performance;
- expectations regarding the manufacture, delivery and cost of certain of our products;
- the effects of litigation or regulatory developments involving us or affecting our industry;
- our debt repayment obligations; and
- other statements regarding our future operations, financial condition and prospects, and business strategies.

These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, including those described in “Risk Factors” included in Part I, Item 1A and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Item 1. Business

General

Palo Alto Networks, Inc. is a global artificial intelligence ("AI") cybersecurity provider and our vision is a world where each day is safer and more secure than the one before. We were incorporated in 2005 and are headquartered in Santa Clara, California.

Our mission is to be the cybersecurity partner of choice, protecting our digital way of life. Our platforms and services help secure enterprise users, networks, clouds, endpoints, AI apps and agents, and identities by delivering comprehensive cybersecurity backed by AI and automation, and provide real-time visibility and monitoring across cloud infrastructure, applications and AI workloads. A key element of our strategy is to help our customers simplify their security architectures through consolidating disparate point products. We execute on this strategy by developing our capabilities and packaging our offerings into platforms, which are able to cover many of our customers' needs in the markets in which we operate. Our platformization strategy combines various products and services into a tightly integrated architecture for more secure, faster, and cost-effective outcomes.

Network & AI Security

Our Network & AI Security platform is designed to deliver complete zero trust solutions to our customers. The platform includes:

- *Secure Access Service Edge ("SASE").* Prisma® Access, when combined with Prisma SD-WAN, provides a comprehensive AI-powered SASE solution that secures users, branches, data, AI apps and agents from the most evasive threats in the new AI landscape. Our Prisma Browser™ further extends zero-trust security and data protection to the browser, where the majority of work is done today, providing users with the freedom to work securely using our secure browser from any device.
- *Next-Generation Firewalls*. Our ML-Powered Next-Generation Firewalls ("NGFWs") secure on-premises environments including campus locations and data centers. Our software NGFWs secure virtual and cloud networks.
- *Cloud-Delivered Security Services ("CDSS").* Our network security platform integrates a suite of Precision AI powered security capabilities that complements our SASE and NGFW solutions. These include Advanced Threat Prevention, Advanced WildFire®, Advanced URL Filtering, Advanced DNS Security, Device Security, Quantum Security, Next-Gen Trust Protection ("NGTS"), GlobalProtect®, Prisma Access Agent, Enterprise Data Loss Prevention ("Enterprise DLP"), Software as a Service ("SaaS") Security, and AI Access Security™. Through these add-on services, our customers are able to secure their content, applications, users, devices, and connection across their entire organization.
- *Prisma AIRS.* Prisma AIRS™ is our comprehensive AI security platform designed to help organizations discover, assess, and protect AI agents, applications, models and data across the AI lifecycle. It supports key enterprise use cases, including securing AI-assisted software development, protecting custom AI applications from development through runtime, and governing autonomous AI agents. Prisma AIRS™ brings together AI Gateway, Agent Security, AI Red Teaming, AI Runtime Security™, AI Model Security, and AI Posture Management in a unified platform. These capabilities provide visibility into AI assets and activity, assess risks before deployment, and enforce security controls during live AI interactions and agent actions.
- *Strata Cloud Manager ("SCM").* SCM is our AI-powered unified network security management and operations solution. It enables customers to manage and monitor their NGFW and SASE environments through a single, streamlined interface. SCM helps customers centrally manage configurations and security policies, assess security posture and network health, and streamline troubleshooting and remediation. It includes Strata Copilot, which offers a natural language interface for actionable insights and guided remediation, and integrates Autonomous Digital Experience Monitoring ("ADEM") to help customers monitor and improve end-user performance across the enterprise.

Cortex

Our AI-powered Cortex® platform transforms end-to-end security operations and observability with unified data, AI, and automation for more secure, faster, and cost effective outcomes.

- *Security Operations.* We deliver the next generation of security operations capabilities that unifies standalone Security Information and Event Management ("SIEM") tools, endpoint security, security automation, cloud detection and response ("CDR"), as well as attack surface management ("ASM") capabilities on our Cortex platform. These include Cortex XSIAM®, for AI-powered security operations replacing traditional SIEM tools; Cortex XDR®, for the prevention, detection, and response to complex cybersecurity attacks; Cortex XSOAR®, for security orchestration, automation, and response ("SOAR"); Cortex Xpanse®, for ASM; and Koi Agentic Endpoint Security. Additionally, Cortex XSIAM integrates with the Chronosphere Telemetry Pipeline to ingest and optimize massive data volumes, promoting cost-effective scaling of autonomous operations.

- *Cloud Security*. We deliver comprehensive security across the cloud application development lifecycle through Cortex Cloud®, delivered as a scalable SaaS offering. As a comprehensive Cloud Native Application Protection Platform ("CNAPP") combined with CDR, Cortex Cloud secures multi- and hybrid-cloud environments for applications, data, generative AI ("GenAI") ecosystem, and the cloud native technology stack across the full development lifecycle, from code to cloud to security operations. As part of the Cortex Cloud platform, customers can expand from Cortex Cloud to our security operations offerings available on a single user experience and unified agent. We also offer our VM-Series and CN-Series virtual firewalls for inline network security on multi- and hybrid-cloud environments.
- *Observability*. Chronosphere, our next-generation observability platform, delivers real-time visibility and monitoring across cloud-native infrastructure, applications, and AI workloads. Purpose-built to handle the massive data volumes of the AI era, Chronosphere enables organizations to maintain system resilience and uptime with high cost-efficiency and reliability. Our observability platform provides comprehensive visibility into complex digital environments and automated troubleshooting of issues. It allows customers to transition from passive monitoring to proactive management of their entire digital estate. Our telemetry pipeline acts as an intelligent control layer that filters, transforms, and routes data. This helps reduce data volumes, enabling customers to cost-effectively scale their security and observability posture.

Idira

Idira™, our next-generation identity security platform, is designed to secure human, agentic, and machine identities across the enterprise with intelligent privilege controls and continuous threat prevention. By unifying identity access management, privilege access management, and identity governance and administration, organizations can continuously discover and protect against identity risk throughout the end-to-end identity lifecycle. The platform includes:

- *Workforce Identity Security*. Our solutions apply identity assurance and modern access controls for the entire workforce, including through adaptive multi-factor authentication ("MFA"), single sign-on ("SSO"), secure browsing, web session protection, workforce password management, and automated identity lifecycle management. Our approach enforces least privilege by elevating access only when required.
- *Information Technology ("IT") and Developer Identity Security (Modern Privilege Access Management).* Our solutions secure high-risk access for IT administrators, third-party vendors, developers, and cloud operations teams across hybrid and multi-cloud environments, delivering just-in-time privileged access, session isolation, credential protection, and zero standing privileges, while providing native, secure access to cloud services, workloads, and development and operations pipelines. Organizations can eliminate excessive permissions, automate access to dynamic cloud resources, and maintain developer velocity while strengthening identity controls across infrastructure and application environments.
- *Machine Identity Security*. Our solutions secure the growing volume of non-human identities—such as workloads, applications, containers, service accounts, certificates, and keys, including through centralized discovery and management of secrets, certificate lifecycle automation, workload identity issuance, public key infrastructure-as-a-service, Kubernetes certificate management, and secure code signing.
- *Identity Governance and Administration ("IGA").* IGA enables visibility into entitlements, automated joiner–mover–leaver processes, access certification, and ongoing identity compliance. AI-supported policy automation helps organizations govern access at scale and enforce a zero-trust model across all identities.
- *AI Agents Security*. Our solution discovers AI agents, assigns identity attributes, and restricts their access to task-specific resources. It helps monitor and record agent activity for audit purposes, allows organizations to suspend or revoke access if behavior deviates from expected norms, and governs the lifecycle of the agent and the actions taken to support compliance.

Threat Intelligence and Advisory Services

- Unit 42® brings together world-renowned expertise across threat research, incident response, and security consulting to deliver intelligence-driven, response-ready outcomes that help customers reduce cyber risk. Our elite consultants serve as trusted advisors to our customers by assessing and testing their security controls against sophisticated threats, including Frontier AI, transforming their security strategy with a threat-informed approach, and responding to security incidents on behalf of our clients. Additionally, Unit 42 offers managed detection and response ("MDR") and managed threat hunting services. In April 2026, we launched a new suite of Unit 42 Frontier AI Defense services to help customers proactively discover and neutralize threats introduced by next-generation AI models.

Products and Services

NETWORK & AI SECURITY

Secure Access Service Edge

- ***Prisma Access.*** Prisma Access is a cloud-delivered security offering that helps organizations deliver consistent AI-driven security to remote networks and mobile users. With more than 100 locations around the world, Prisma Access offers global coverage, consistently inspecting all traffic across all ports and providing bidirectional networking to enable branch-to-branch and branch-to-headquarter traffic. Prisma Access consolidates point products into a single cloud-delivered solution, transforming network security and allowing organizations to enable secure hybrid work. Prisma Access protects all application traffic with complete, best-in-class security while also delivering a seamless user experience with industry-leading service-level agreements ("SLAs"). With native SASE integration, our Prisma Access Browser extends zero-trust security to any device—managed or unmanaged—in minutes. Prisma Access delivers seamless user experience with a combination of application acceleration—up to 5x faster than direct-to-internet—and Autonomous Digital Experience Management.
- ***Prisma SD-WAN.*** Our Prisma SD-WAN solution is a next-generation SD-WAN solution that makes the secure cloud-delivered branch possible. Prisma SD-WAN enables organizations to replace traditional wide area network ("WAN") architectures with affordable broadband and internet transport types that promote improved bandwidth availability, redundancy, and performance. Prisma SD-WAN leverages real-time application performance SLAs and visibility to control and intelligently steer application traffic to deliver a powerful user experience. Prisma SD-WAN also provides the flexibility of deploying with an on-premises controller to help businesses meet their industry-specific security compliance requirements and manage deployments with application-defined policies. Our Prisma SD-WAN simplifies network and security operations using AI and automation.

Next-Generation Firewalls. Our hardware and software ML-Powered NGFWs use AI—including machine learning and deep learning—to stop zero-day threats in real time, and detect and secure the entire enterprise including Internet of Things ("IoT"). All of our hardware and software firewalls incorporate the PAN-OS® operating system and include the same rich set of features, ensuring consistent operation across our entire product line. This includes SD-WAN capabilities to intelligently steer traffic to data centers, branches, and the cloud, natively integrated into our NGFWs. Enterprise data, applications, users, and devices become integral components of an organization's security policy. Our hardware and software are designed for different performance requirements throughout an organization—with the ability to secure everything from small businesses and branch offices, to large-scale data centers and service providers. Our firewalls come in hardware form factors, containerized form factors, called CN-Series, as well as virtual form factors, called VM-Series, available on all major cloud hosting service providers. We also offer Cloud NGFW, a managed NGFW offering, to secure customers' applications on Amazon Web Services ("AWS") and Microsoft Azure ("Azure").

Cloud-Delivered Security Services

- ***Advanced Threat Prevention.*** This cloud-delivered security service provides intrusion detection and prevention capabilities and blocks vulnerability exploits, viruses, spyware, buffer overflows, denial-of-service attacks, and port scans from compromising and damaging enterprise information resources. In addition, we offer inline deep learning to deliver real-time detection and prevention of unknown, evasive, and targeted command-and-control ("C2") communications over HTTP, unknown-TCP, unknown-UDP, and encrypted over SSL. Advanced Threat Prevention is the industry's only offering to protect the enterprise from unknown command and control in real-time with the power of Precision AI™.
- ***Advanced WildFire.*** This cloud-delivered security service provides protection against targeted malware and advanced persistent threats and provides a near real-time analysis engine for detecting previously unseen malware while resisting attacker evasion techniques. Advanced WildFire combines dynamic and static analysis, recursive analysis, and a custom-built analysis environment with network traffic profiling and fileless attack detection to discover even the most sophisticated and evasive threats. Preventions are delivered in seconds to our network security platform.
- ***Advanced URL Filtering.*** This cloud-delivered security service offers the industry's first Inline Deep Learning powered web protection engine. We deliver real-time detection and prevention of unknown, evasive, and targeted web-based threats, such as phishing. In addition, the service includes a cloud-based URL filtering database which consists of millions of URLs across many categories and is designed to analyze web traffic and prevent web-based threats, such as phishing, malware, and C2.
- ***Advanced DNS Security.*** This cloud-delivered security service uses machine learning to proactively block malicious domains and stop attacks in progress. The service allows our network security platform access to Domain Name System ("DNS") signatures that are generated using advanced predictive analysis, machine learning, and malicious domain data from a growing threat intelligence sharing community of which we are a part. We offer comprehensive DNS attack coverage and include industry-first protections against multiple emerging DNS-based network attacks, including real-time analysis of DNS response to prevent DNS hijacking.

- ***Device Security.*** This cloud-delivered security service uses machine learning to accurately identify and classify various IoT, connected medical, operational technology ("OT"), and unmanaged IT devices, including never-been-seen-before devices, critical devices, and unmanaged legacy systems. The service uses machine learning to baseline normal behavior, identify anomalous activity, assess and prioritize risk, provide virtual patching, and provide policy and remediation recommendations.
- ***SaaS Security API.*** SaaS Security API is a multi-mode, cloud access security broker ("CASB") that helps govern sanctioned SaaS application usage across all users and helps prevent breaches and non-compliance. Specifically, the service enables the discovery and classification of data stored in supported SaaS applications, protects sensitive data from accidental exposure, identifies and protects against known and unknown malware, and performs user activity monitoring to identify potential misuse or data exfiltration. The solution can be combined with SaaS Security Inline for a complete integrated CASB.
- ***SaaS Security Inline.*** SaaS Security Inline adds an inline service to automatically gain visibility and control over thousands of known and newly sanctioned, unsanctioned and tolerated SaaS applications in use within organizations today. The service provides enterprise data protection and compliance across all SaaS applications and prevents cloud threats in real time. The solution can be combined with SaaS Security API as a complete integrated CASB.
- ***GlobalProtect.*** GlobalProtect provides protection for users of both traditional laptop and mobile devices. It expands the boundaries of the end-users' physical network, effectively establishing a logical perimeter that encompasses remote laptop and mobile device users irrespective of their location. Regardless of the operating system, laptops, tablets, and phones will stay connected to the corporate network when they are on a network of any kind and as a result, are protected as if they never left the corporate campus.
- ***Prisma Access Agent.*** Prisma Access Agent provides secure, remote access to corporate resources for employees working from any location or device. The agent establishes an encrypted tunnel to Prisma Access or our NGFW, ensuring consistent security, data protection, and threat prevention for a distributed workforce accessing any application.
- ***Enterprise DLP.*** This cloud-delivered security service provides consistent and reliable protection of sensitive data, such as personally identifiable information and intellectual property, for all traffic types, applications, and users. Native integration with our products makes the service simple to deploy, while advanced machine learning minimizes management complexity. Enterprise DLP allows organizations to consistently discover, classify, monitor, and protect sensitive data, wherever it may reside.
- ***AI Access Security.*** AI Access Security classifies and prioritizes GenAI applications to assess risk, detect anomalies, and visualize insights across multiple GenAI-specific attributes. The service prevents sensitive data loss and defends against malicious responses, ensuring safe and effective AI adoption.

AI Security: Prisma AIRS. Prisma AIRS™ is our comprehensive AI security platform designed to help organizations discover, assess, and protect AI agents, applications, models, and data across the AI lifecycle. It supports key enterprise use cases, including securing AI-assisted software development, protecting custom AI applications from development through runtime, and governing autonomous AI agents as they access enterprise data, tools, and systems. Prisma AIRS brings together AI Gateway, Agent Security, AI Red Teaming, AI Runtime Security, AI Model Security, and AI Posture Management in a unified platform. Together, these capabilities provide visibility into AI assets and activity, identify risks before deployment, and apply security controls to live AI interactions and agent actions.

- ***AI Gateway.*** Serves as the centralized AI security control plane through which all enterprise AI traffic flows—including LLM calls, tool invocations, agent interactions, and prompt data. AI Gateway enables organizations to govern AI agents, secure AI coding tools, and safely enable enterprise AI apps from a single control plane. The gateway provides real-time visibility into usage, tracks token consumption and cost, and inspects every interaction to prevent data leakage, prompt injection, and unsafe outputs. Before agents or coding tools access enterprise data or systems, the gateway enforces identity-aware controls and authorizes actions against defined permissions.
- ***Agent Security.*** Provides lifecycle security and governance for enterprise AI agents, from development through production. It establishes a central registry to inventory and verify every agent across endpoints, browsers, SaaS tools, and internal systems, mapping autonomous actions directly to human sponsors, specific agents, and business tasks. By assessing operational risk based on permissions, connected data, and integrated tools, Agent Security enforces identity-aware authorization and task-specific boundaries. These capabilities help organizations reduce shadow agent blind spots, protect sensitive data, prevent tool misuse and unauthorized actions, and maintain audit trails as agents automate business processes.
- ***AI Red Teaming.*** Continuously validates the security of custom autonomous agents, applications, and models through automated adversarial testing at enterprise scale. By profiling each deployment's unique business context, workflows, and connected tools, AI Red Teaming autonomously executes over 50 advanced attack techniques—including jailbreaks, prompt injections, and goal manipulation—to test against the intended behavior of AI apps and agents. Enriched by threat intelligence from Unit 42 and the huntr research community, it delivers actionable remediation mapped to industry frameworks (OWASP, NIST, MITRE ATLAS) so teams can secure enterprise AI apps and deploy autonomous systems with confidence.
- ***AI Runtime Security.*** Provides continuous, real-time protection for live AI autonomous agents, applications and models operating in production. It actively intercepts mid-conversation threats, such as prompt injections, indirect

injections, malicious URLs, retrieval manipulation, and tool abuse while enforcing enterprise-grade Data Loss Prevention (“DLP”) across prompts and outputs. By stopping exploits as they unfold and preventing unauthorized data exfiltration, AI Runtime Security ensures business continuity, protects high-value enterprise data, and keeps operational agents acting safely within policy boundaries to secure enterprise AI apps and AI-assisted coding.

- ***AI Model Security.*** Protects the foundation of the AI ecosystem by extending continuous scanning to underlying model architectures, weights, operators, agent artifacts, code dependencies, and skills. AI Model Security inspects components in-place to identify hidden malware, poisoned assets, unsafe permissions, and indirect injection paths before they reach production. It ensures engineering teams can adopt AI coding safely, prevent secret leakage, and build trusted software without introducing supply chain risk.
- ***AI Posture Management.*** Provides continuous, real-time risk assessment across cloud, SaaS, and endpoint environments to help eliminate "Shadow AI" blind spots. It discovers deployed chatbots and agents, maps data flows, and enforces policy rules aligned with frameworks like the E.U. AI Act and OWASP Top 10 for LLMs. By surfacing misconfigurations and untracked AI usage across the enterprise, AISPM enables security teams to manage risk exposure, uphold corporate governance, and use GenAI safely.

Strata Cloud Manager (“SCM”). SCM enables our customers to easily manage their Palo Alto Networks’ Network Security infrastructure—including NGFWs and SASE deployments—from the cloud, via one unified management interface. As an AI-powered, unified cloud management solution, SCM enables organizations to enhance their network security posture and streamline operations. It utilizes AI to swiftly identify potential vulnerabilities, provide real-time recommendations for remediation, proactively address support needs, and improve overall digital experiences, leading to reduced operational overhead and improved speed, accuracy, and scale of support. By analyzing telemetry, historical data, and its diverse knowledge base, SCM can instantly answer questions, pinpoint solutions to known problems, and automate data collection to speed up assisted support for new challenges. Built into this robust solution are Strata Copilot™, offering a natural language interface for intuitive insights and guided actions, and ADEM, designed for proactive infrastructure health, simplified troubleshooting, and consistent end-user performance across the network.

Panorama. Panorama® is used for centralized policy management, device management, software licensing and updates, centralized logging and reporting, and log storage. Many of our existing deployments continue to use Panorama as the security management solution. New deployments benefit from using SCM for managing network security estate—including our NGFWs and SASE—with a cloud-based, unified management interface.

CORTEX

- ***Cortex XSIAM.*** Our cloud-based AI-powered security operations platform harnesses the power of AI to significantly improve security outcomes and transform security operations. Cortex XSIAM customers are able to consolidate multiple products into a single unified platform that delivers security information and event management, extended detection and response (“XDR”), SOAR, network traffic analysis, ASM, threat intelligence management (“TIM”), identity threat detection and response, and CDR. Cortex XSIAM integrates these capabilities into a single platform built for security operations, enabling organizations to simplify operations, stop threats at scale, and accelerate incident remediation. Cortex XSIAM automates data integration, analysis, and triage to respond to most alerts, enabling analysts to focus on only the incidents that require human intervention.
- ***Cortex XDR.*** This cloud-based service enables organizations to collect telemetry from endpoint, network, identity, and cloud data sources and apply advanced analytics and machine learning to quickly find and stop targeted attacks, insider abuse, and compromised endpoints. Cortex XDR has two product tiers: XDR Prevent and XDR Pro. XDR Prevent delivers enterprise-class endpoint security focused on preventing attacks. XDR Pro extends endpoint detection and response (“EDR”) to include cross-data analytics for network, cloud, and identity data. Going beyond EDR, Cortex XDR detects the most complex threats using analytics across key data sources and reveals the root cause, which can significantly reduce investigation time as compared to siloed tools and manual processes. Additionally, the recent acquisition of Koi Security Ltd. (“Koi”) introduces Agentic Endpoint Security capabilities to protect vibe coding agents and autonomous endpoint tools.
- ***Cortex XSOAR.*** Available as a stand-alone, cloud-based service, an on-premises virtual appliance, or delivered natively through Cortex XSIAM, Cortex XSOAR is a comprehensive SOAR offering that unifies playbook automation, case management, real-time collaboration, and threat intelligence management to serve security teams across the incident lifecycle. With Cortex XSOAR, security teams can standardize processes, automate repeatable tasks, and manage incidents across their security product stack to improve response time and analyst productivity. Cortex XSOAR learns from the real-life analyst interactions and past investigations to help SOC teams with analyst assignment suggestions, playbook enhancements, and best next steps for investigations. Many of our customers see significantly faster SOC response times and a significant reduction in the number of SOC alerts which require human intervention.

- ***Cortex Xpanse.*** Available as a stand-alone, cloud-based service and a cloud-based subscription module within Cortex XSIAM, Cortex Xpanse provides ASM, which is the ability for an organization to identify what an attacker would see among all of its sanctioned and unsanctioned Internet-facing assets. In addition, Cortex Xpanse detects risky or out-of-policy communications between Internet-connected assets that can be exploited for data breaches or ransomware attacks. Cortex Xpanse continuously identifies Internet assets, risky services, or misconfigurations in third parties to help secure a supply chain or identify risks for mergers and acquisitions due diligence. Finally, compliance teams use Cortex Xpanse to improve their audit processes and stay in compliance by assessing their access controls against regulatory frameworks.
- ***Cortex Cloud.*** Available as a stand-alone, cloud-based service or an add-on to Cortex XDR or to Cortex XSIAM. Cortex Cloud, the next generation of Prisma Cloud, merges CNAPP with CDR for real-time cloud security. The solution allows you to harness the power of AI and automation to prioritize cloud risks with runtime context, enable remediation at scale, and stop attacks as they happen. Cortex Cloud consolidates multiple code and cloud security technologies, such as Cloud Detection and Response, Software Composition Analysis, Infrastructure as Code security, CI/CD security, secrets scanning, Cloud Security Posture Management, Cloud Identity and Entitlements Management, API security, Vulnerability Management, Cloud Workload Protection, Web Application and API Security, Cloud Network Security, and Cloud Attack Surface Management into a single unified offering. As part of the Cortex platform, customers can transform end-to-end security operations, from code to cloud to SOC, by adopting Cortex Cloud together with Cortex XSIAM. Existing customers can continue leveraging Prisma Cloud as they upgrade to Cortex Cloud for significantly better, faster, and more effective multi-cloud protection.
- ***Chronosphere Platform.*** Our observability platform enables Site Reliability Engineering ("SRE") teams to efficiently identify and resolve customer-facing issues faster, while managing cloud-native complexity. It provides control over observability costs and access to a purpose-built, highly scalable observability SaaS platform for cloud-native environments. By reducing data volumes, the platform is designed to optimize costs and accelerate troubleshooting. Additionally, the platform supports all telemetry types, including metrics, events, logs, and traces from various delivering application performance monitoring ("APM") capabilities integrated with open-source telemetry.
- ***Chronosphere Telemetry Pipeline.*** Designed to address growing log data volumes, the pipeline allows observability and security teams to collect data from a wide range of sources; transform, enrich, and reduce logs in transit; and route data to any destinations. Our telemetry pipeline is built on open standards and is engineered to operate efficiently and require fewer infrastructure resources than other leading pipelines.

IDIRA

- ***Privileged Access Management ("PAM").*** Available as a core cloud-native platform module or software, Idira PAM establishes a modern framework for securing high-risk administrative access across multi-cloud, on-premises, and hybrid infrastructures. The solution enforces a strict Zero Standing Privilege ("ZSP") model by utilizing Just-in-Time ("JIT") dynamic privilege elevation, ensuring that administrative pathways exist exclusively for the duration of an authorized task and are terminated immediately upon completion. The system automates credential rotation, securely manages SSH keys, and delivers real-time session isolation and live monitoring alongside comprehensive forensic recordings to detect and respond to lateral or vertical threat movement. By continually discovering hidden access paths and unmanaged accounts, Idira PAM helps customers reduce the privilege gaps associated with administrative environments.
- ***Identity and Access Management ("IAM").*** Our cloud-based service enables organizations to deliver secure application and infrastructure connectivity for a decentralized workforce. Idira IAM unifies core identity services—including SSO, phishing-resistant MFA, and automated lifecycle management—into a single high-availability identity hub. The platform features an extensive integration catalog with thousands of pre-configured application connections utilizing industry-standard protocols, such as SAML, OpenID Connect, and SCIM. Operating at scale, it enforces policy-driven contextual authentication parameters based on device posture, network environment, and real-time threat intelligence, which are engineered to help organizations mitigate credential-based attacks and unauthorized access.
- ***Endpoint Privilege Manager.*** This cloud-based endpoint protection module secures enterprise laptops, workstations, and servers by enforcing strict least-privilege policies directly at the operating system layer. Idira Endpoint Privilege Manager minimizes the local attack surface by stripping standard corporate users of excessive local administrative credentials, which serve as a primary vector for credential harvesting and local exploit execution. In addition to dynamic privilege management, the solution delivers robust application control capabilities, allowing security teams to define execution rules that stop untrusted, malicious, or unapproved software from running on critical endpoints. By connecting local enforcement metrics with central identity governance workflows, it ensures continuous compliance and real-time security posture enforcement across distributed infrastructure.

- ***Identity Governance.*** Designed to automate and streamline compliance auditing across the enterprise identity landscape, this cloud-based solution unifies visibility and lifecycle tracking for human and machine accounts. Idira Identity Governance simplifies IGA by replacing fragmented, manual certification workflows with AI-driven continuous visibility and automated access evaluations. The platform aggregates user access rights, role definitions, and historical entitlements to proactively flag policy deviations, toxic access combinations, and orphaned accounts. By automating entitlement reviews, lifecycle onboarding, and offboarding flows, the solution is designed to help organizations reduce operational overhead while supporting ongoing audit readiness across complex multi-cloud and hybrid environments.
- ***Workforce Password Management.*** This cloud-delivered solution extends security capabilities to corporate applications, SaaS tools, and web portals that lack native support for federated SSO protocols. Idira Workforce Password Management allows security teams to bring unmanaged password-based applications under centralized administrative oversight. The solution enforces enterprise password policies, automates complex credential generation and rotation, and securely stores data within encrypted enterprise vaults. By integrating directly into the user's browser workflow, it enables frictionless passwordless entry experiences for the workforce while providing IT leadership with complete visibility into application usage, credential strength, and shared account vulnerabilities.
- ***Vendor Privileged Access.*** Designed to mitigate third-party supply chain liabilities, this solution secures and governs remote access for external contractors, supply partners, and service vendors without requiring corporate agents or complex virtual private network ("VPN") infrastructure. Idira Vendor Privileged Access establishes an isolated, browser-based secure gateway that authenticates external contributors using strict multi-factor checks and contextual policies. Once inside, vendors are restricted to specific authorized applications or servers through precise JIT entitlements, rather than being granted broad network-level visibility. Security operations teams can actively monitor, shadow, and automatically terminate active third-party sessions in real time, capturing full session playbacks in order to achieve accountability and regulatory compliance.
- ***Secrets Management.*** This machine identity solution delivers simplified, high-performance protection of non-human credentials across modern application architectures, container environments, and DevOps pipelines. Idira Secrets Management prevents data breaches by systematically removing hard-coded, static passwords, API keys, and configuration tokens from software repositories, source code, and developer environments. It centralizes machine authentication paths under a unified control plane, utilizing programmatic application programming interfaces ("APIs") and native cloud plug-ins to manage and distribute credentials securely. By consolidating secrets management across complex hybrid structures, it helps security organizations eliminate vault sprawl and establish an optimized, secure non-human security architecture.
- ***Secrets Hub.*** Available as a policy-driven orchestration tier, this solution extends enterprise-grade oversight across native cloud secrets stores, including AWS, Azure, Google Cloud, and HashiCorp Vault architectures. Idira Secrets Hub allows security teams to define and enforce uniform credential rotation, expiration, and access policies from a single control plane without forcing developer teams to abandon their preferred cloud-native storage environments. By consolidating disparate, siloed vaults under a singular oversight layer, the platform effectively mitigates "vault sprawl" across complex multi-cloud environments. The solution continually tracks credential lifecycles, automatically flagging policy deviations, overly permissive configurations, and unmanaged shadow vaults to streamline corporate compliance.
- ***Credential Providers.*** Engineered to address the operational and security demands of distributed software deployment, this solution eliminates embedded credentials by providing automated, dynamic secret provisioning. Idira Application Credentials Delivery provides secure, JIT secret retrieval for applications residing in traditional data centers, public clouds, and Kubernetes container platforms. Instead of relying on static keys embedded within software configurations, authorized application components pull short-lived authentication materials dynamically at the moment of execution. This continuous injection model significantly reduces the risk of credential scraping or exposure during code breaches, enabling high-velocity software engineering pipelines to scale securely without manual credential upkeep.
- ***Secure AI Agents.*** Designed for AI workloads and agents, this solution delivers an identity-first approach to securing the agentic workforce. Idira Secure AI Agents continuously scans SaaS, cloud, and developer environments to discover active "shadow" AI agents and automatically onboards them into a centralized agent registry. The solution routes all interactions through a gateway that applies precise guardrails, granting short-lived permissions exclusively for the duration of a specific task and automatically revoking access the moment a job is completed. If an agent suffers a prompt injection attack or exhibits anomalous behavior, the broker can deny access in real time, while maintaining a clear audit trail.

THREAT INTELLIGENCE AND ADVISORY SERVICES

- ***Customer Support.*** Global customer support helps our customers achieve their security outcomes with services and support capabilities covering the customer's entire journey with Palo Alto Networks. This post-sales, global organization advances our customers' security maturity, supporting them when, where, and how they need it. We offer Standard Support, Premium Support, and Platinum Support to our end-customers and channel partners. Our channel partners that operate a Palo Alto Networks Authorized Support Center typically deliver level-one and level-two support. We provide level-three support 24 hours a day, seven days a week through regional support centers that are located worldwide. We also offer a service offering called Focused Services that includes Customer Success Managers to provide support for end-customers with unique or complex support requirements. We offer our end-customers ongoing support for hardware, software, and cloud offerings. Support for cloud offerings includes a standard level of support with the applicable subscription, with optional premium support offerings available for customers requiring enhanced service levels including ongoing security updates, PAN-OS upgrades, bug fixes, and repairs. End-customers typically purchase these services for a one-year or longer term at the time of the initial product sale and typically renew for successive one-year or longer periods. Additionally, we provide expedited replacement for any defective hardware. We use a third-party logistics provider to manage our worldwide deployment of service-related spares.
- ***Threat Intelligence, Incident Response and Security Consulting.*** Unit 42 brings together world-renowned threat researchers, incident responders, and security consultants to create an intelligence-driven, response-ready organization that is passionate about helping clients proactively manage cyber risk. We help security leaders assess and test their security controls, transform their security strategy with a threat-informed approach, and respond to incidents rapidly. The Unit 42 Threat Intelligence team provides threat research that enables security teams to understand adversary intent and attribution, while enhancing protections offered by our products and services to stop advanced attacks. Our security consultants serve as trusted partners with state-of-the-art cyber risk expertise and incident response capabilities, helping customers build effective security programs, uncover critical exposures to prevent incidents, and, should incidents occur, respond to them with speed and confidence. Additionally, Unit 42 experts help customers proactively discover and neutralize threats introduced by next-generation AI models with the Frontier AI Defense service.
- ***Professional Services.*** Professional services are primarily delivered directly by Palo Alto Networks and through a global network of authorized channel partners to our end-customers and include on-location and remote, hands-on experts who plan, design, and deploy effective security solutions tailored to our end-customers' specific requirements. These services include architecture design and planning, implementation, configuration, and firewall migrations for all our products, including Prisma and Cortex deployments. Customers can also purchase on-going technical experts to be part of customer's security teams to aid in the implementation and operation of their Palo Alto Networks capabilities. Our education services include certifications, as well as free online technical courses and in-classroom training, which are primarily delivered through our authorized training partners.

RESEARCH AND DEVELOPMENT

Our research and development efforts are strategically centered on expanding our leadership within the enterprise security industry through AI-powered innovation. We focus on enhancing our integrated platforms and developing new software and hardware capabilities. Our engineering teams apply deep expertise in AI and machine learning across networking security, cloud security, endpoint security, security operations, and identity security to address the rapidly evolving threat landscape. This approach enables us to leverage core competencies across hardware and software for agile responsiveness and to ensure interoperability with third-party technologies. We supplement our own research with technologies and products licensed from third parties.

We believe that innovation and timely development of new features and products is essential to meeting the needs of our end-customers and improving our competitive position. During fiscal 2026, we introduced several upgrades and new offerings, including: PAN-OS 12.1 Orion, Prisma AIRS 2.0, NGTS, and Prisma AIRS 3.0.

We plan to continue to significantly invest in our research and development efforts as we evolve and extend the capabilities of our portfolio.

ACQUISITIONS

We believe that the industry in which we operate necessitates a variety of technologies, products, capabilities, and features. We evaluate opportunities to acquire complementary businesses, technologies, services, and intellectual property to complement our organic innovation and research and development efforts, advance the development of our platforms, and enable further investment in our key priority areas. Our evaluation of acquisition opportunities seeks to confirm that any potential transaction would accelerate our strategy, represent an attractive customer opportunity, address a customer need, align with our customer base and go-to-market strategy, and present a clear timeline and path for value accretion. Our acquisitions enable us to gain access to talent, technology, products, and features, and can range in size and complexity, from those that enhance or complement existing products and accelerate development of features to those that result in new offerings.

For example, in January 2026, we completed the acquisition of Chronosphere, Inc. ("Chronosphere"), a privately-held observability technology company, forming our next-generation observability platform; in February 2026, we completed the acquisition of CyberArk Software Ltd. ("CyberArk"), an identity security company, forming our next-generation identity security platform; in April 2026, we completed the acquisition of Koi, a privately-held endpoint posture management company, which adds agentic endpoint security capabilities to our security operations platform and enhances Prisma® AIRS™; in May 2026, we completed the acquisition of Portkey, Inc. ("Portkey"), a privately-held AI Gateway company, which enhances the capabilities of Prisma AIRS; in July 2026, we entered into a definitive agreement to acquire Embrace Mobile, Inc. ("Embrace"), a privately-held Real User Monitoring ("RUM") company that we expect will add RUM capabilities to our observability platform; and in July 2026, we entered into a definitive agreement to acquire Console Systems, Inc. ("Console"), a privately-held company providing an AI-native platform that enables agentic workflows across enterprise operations, which we expect to deepen our agentic capabilities in Cortex.

For additional information related to the impact of acquisitions to our business, see Part I, Item 1A "Risk Factors" and Note 8. Acquisitions and Note 20. Subsequent Events in Part II, Item 8 of this Annual Report on Form 10-K.

INTELLECTUAL PROPERTY

We believe that our intellectual property rights are valuable and important to our business, and that our success depends, in part, on our ability to protect and use our core technology and intellectual property rights. We rely on a combination of trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish, protect, and control the use of our proprietary technology and intellectual property rights. We continue to grow our global portfolio of intellectual property rights in connection with our products, services, research, and development. We file patent applications to protect our intellectual property and believe that the duration of our issued patents is sufficient when considering the expected lives of our products. We have registered various trademarks for our company and our products in the United States ("U.S.") and other jurisdictions internationally. We intend to continue pursuing additional protections for our proprietary technology and intellectual property to the extent we believe it would be beneficial and cost-effective.

Despite our efforts to protect our proprietary technology and intellectual property rights, our rights may not be respected in the future or may be invalidated, circumvented, or challenged. Our industry is characterized by the existence of a large number of patents, copyrights, trademarks, domain names, and trade secrets, and frequent claims and related litigation based on allegations of patent infringement, misappropriation, or other violations of intellectual property rights. We believe that competitors will try to develop products that are similar to ours and that may infringe our intellectual property rights. Our competitors, third-parties, and non-practicing entities may also claim that our cybersecurity platforms and services infringe their intellectual property rights. Third parties have in the past and may in the future assert claims of infringement, misappropriation, and other violations of intellectual property rights against us or our customers, with whom our license or other agreements may obligate us to indemnify against these claims. Successful claims of infringement by a third party could affect our ability to offer, or prevent us from offering, certain products and subscriptions. This could result in time during which we may be unable to continue to offer our affected products and subscriptions because of a potential need for us to develop alternate, non-infringing technology, which could require significant time and resources, or require us to obtain a license, which may not be available on reasonable terms or at all, or could require us to pay substantial damages, royalties, or other fees. For additional information, see the section titled "Risks Related to Intellectual Property and Technology Licensing" in Part I, Item 1A "Risk Factors" in this Form 10-K.

GOVERNMENT REGULATION

We are subject to numerous U.S. federal, state, and foreign laws and regulations covering a wide variety of subject matters. Like other companies in the technology industry, we face scrutiny from both U.S. and foreign governments with respect to our compliance with laws and regulations. Our compliance with these laws and regulations may be onerous and could, individually or in the aggregate, increase our cost of doing business, impact our competitive position relative to our peers, and/or otherwise have an adverse impact on our business, reputation, financial condition, and operating results. For additional information about government regulation applicable to our business, see Part I, Item 1A "Risk Factors" in this Form 10-K.

COMPETITION

We operate in the intensely competitive enterprise security industry that is characterized by constant change and innovation. Changes in the application, threat, and technology landscape result in evolving customer requirements for the protection from threats and the safe enablement of applications. Our main competitors fall into four categories:

- large companies that incorporate security or observability features in their products, such as Alphabet Inc., Cisco Systems, Inc., and Microsoft Corporation, or those that have acquired, or may acquire, security vendors and have the technical and financial resources to bring competitive solutions to the market;
- independent vendors that offer a mix of security products, such as Check Point Software Technologies Ltd., CrowdStrike Holdings, Inc., Delinea Inc., Fortinet, Inc., Okta, Inc., SailPoint Technologies, Inc., and Zscaler, Inc., vendors that offer a mix of observability products, such as DataDog, Inc., Dynatrace, Inc., and Elasticsearch B.V., or vendors that may offer a mix of security and observability products;
- startups and point-product vendors that offer independent or emerging solutions across various areas of security; and
- public cloud vendors and startups that offer solutions for cloud security (private, public, and hybrid cloud).

As our market grows, it will attract more highly specialized vendors, as well as larger vendors that may continue to acquire or bundle their products more effectively.

The principal competitive factors in our market include:

- product features, reliability, performance, and effectiveness;
- product line breadth, diversity, and applicability;
- product extensibility and ability to integrate with other technology infrastructures;
- price and total cost of ownership;
- adherence to industry standards and certifications;
- strength of sales and marketing efforts; and
- brand awareness and reputation.

We believe we generally compete favorably with our competitors on the basis of these factors as a result of the features and performance of our portfolio, the ease of integration of our security solutions with technological infrastructures, and the relatively low total cost of ownership of our products. However, some of our competitors may have substantially greater financial, technical, and other resources, greater name recognition, larger sales and marketing budgets, broader distribution, more diversified product lines, and larger and more mature intellectual property portfolios.

SALES, MARKETING, SERVICES, AND SUPPORT

Customers. Our end-customers consist of enterprises, service providers, and government entities. Our end-customers operate in a variety of industries, including education, energy, financial services, government entities, healthcare, Internet and media, manufacturing, public sector, and telecommunications. Our end-customers deploy our portfolio of solutions for a variety of security use cases across several settings. Typical deployment settings include the enterprise network, the enterprise data center, cloud locations, branch or remote locations, and on-device agents. No single end-customer accounted for more than 10% of our total revenue in fiscal 2026, 2025, or 2024.

Distribution. A substantial portion of our sales to end-customers are through our channel partners utilizing a two-tier, indirect fulfillment model whereby we sell to our distributors, which, in turn, sell to our resellers, which then sell to our end-customers. Sales are generally subject to our standard, non-exclusive distributor agreement, which provides for an initial term of one year, one-year renewal terms, termination by us with 30 to 90 days written notice prior to the renewal date, and payment to us from the channel partner within 30 to 75 days calendar days of the date we issue an invoice for such sales. For fiscal 2026, 30% of our total revenue was derived from sales to two distributors.

We also sell our VM-Series virtual firewalls and Cloud NGFW via various cloud marketplaces. For example, our VM-Series virtual firewalls are sold on Amazon's AWS Marketplace, Microsoft's Azure Marketplace, Alphabet's Google Cloud Marketplace, and Oracle Corporation's Oracle Cloud Marketplace either directly to end-customers or as part of the respective cloud hosting service provider's offerings under a usage-based licensing model.

Sales. Our sales organization is responsible for large-account acquisition and overall market development, which includes the management of the relationships with our channel partners, working with our channel partners in winning and supporting end-customers through a direct-touch approach, and acting as the liaison between our end-customers and our marketing and product development organizations. We pursue sales opportunities both through our direct sales force and as assisted by our channel partners, which include resellers, global and regional systems integrators, service providers, managed security service providers, and cloud hosting service providers. We expect to continue to grow our sales headcount to expand our reach in all key growth sectors.

Our sales organization is supported by sales engineers with responsibility for pre-sales technical support, solutions engineering for our end-customers, and technical training for our channel partners.

Channel Program. Our NextWave Channel Partner program is focused on building in-depth relationships with solutions-oriented distributors, resellers, managed security service providers, and authorized delivery and services partners that have strong security expertise. The program rewards these partners based on a number of attainment goals, as well as provides them access to marketing resources, Partner Development Funds, technical and sales training, and support. To promote optimal productivity, we operate a formal accreditation program for our channel partners' sales and technical professionals, including those authorized to provide customer support or implementation services. As of July 31, 2026, we had more than 8,700 channel partners.

Global Customer Success. Our Global Customer Success organization delivers professional, educational, and support services to customers and partners worldwide. We extend the reach and consistency of these services through a global network of certified partners. These offerings help customers successfully deploy, adopt, operate, and realize value from our products throughout their lifecycle. We invest in technical talent with deep domain expertise, AI-enabled capabilities, and automation to enhance delivery, scale, and consistency of our customer success services.

Marketing. Our marketing is focused on building our brand reputation and the market awareness of our portfolio and driving pipeline and end-customer demand. Our marketing team consists primarily of product marketing, brand, demand generation, field marketing, digital marketing, communications, analyst relations, and marketing analytics functions. Marketing activities include pipeline development through demand generation, social media and advertising programs, managing the corporate website and partner portal, trade shows and conferences, analyst relationships, customer advocacy, and customer awareness. Every year we organize multiple signature events, such as our end-customer conference “Ignite” and focused conferences such as “Cortex Symphony” and “SASE Converge.” We also publish threat intelligence research, such as the Unit 42 Global Incident Response and State of Cloud Security Report, which are based on insights from our global threat intelligence team, Unit 42. These activities and tools benefit both our direct and indirect channels and are available at no cost to our channel partners.

Backlog. Contract amounts that are not recorded in deferred revenue or revenue are considered backlog. Orders billed prior to revenue recognition are included in deferred revenue. We expect backlog will change from period to period for various reasons, including the timing of billing and fulfillment, such as inventory shortages. As such, we do not believe that backlog at any particular time is necessarily indicative of our future operating results.

Seasonality. Our business is affected by seasonal fluctuations in customer spending patterns. We have seen seasonal patterns in our business, which we expect to become more pronounced as we continue to grow, with our strongest sequential revenue growth generally occurring in our fiscal second and fourth quarters.

MANUFACTURING

We outsource the manufacturing of our products to various manufacturing partners, which include our electronics manufacturing services provider (“EMS provider”) and original design manufacturers. This approach allows us to reduce our costs as it reduces our manufacturing overhead and inventory and also allows us to adjust more quickly to changing end-customer demand. Our EMS provider is Flextronics International, Ltd. (“Flex”), who assembles our products using design specifications, quality assurance programs, and standards that we establish, and procures components and assembles our products based on our demand forecasts. These forecasts are based upon historical trends and analysis, adjusted for overall market conditions. All of our hardware products are assembled in the U.S.

The component parts within our products are either sourced by our manufacturing partners or by us from various component suppliers. Our manufacturing and supply contracts, generally, do not guarantee a certain level of supply or fixed pricing, which increases our exposure to supply shortages or price increases.

HUMAN CAPITAL

We believe our ongoing success depends on our employees. As AI transforms the cybersecurity landscape, we continue to invest in our workforce to build AI fluency that enables our employees to innovate, adapt, and meet evolving customer needs while delivering on our mission of protecting our digital way of life.

With a global workforce of 21,921 as of July 31, 2026, our People Strategy is a critical element of our overall company strategy and is overseen by our Chief People Officer who regularly updates our board of directors and the board's Compensation and People Committee on human capital matters.

Our People Strategy is designed to enable a workforce that is nimble, high-performing, and innovative. We take a comprehensive approach to attracting, enabling, and engaging world-class talent and fostering a culture where every employee can thrive. Our approach includes respecting each employee as a unique individual, demonstrating fairness in all we do, and advancing a culture where employees are inspired to do the most impactful work of their careers.

We also focus on building AI fluency across the organization by tailoring AI learning opportunities to specific roles and functions. For example, we offer department based hands-on training and peer-to-peer use case sharing, as well as a range of self-paced learning processes.

Our values of disruption, execution, collaboration, inclusion, and integrity were co-created with employees and serve as the foundation of our culture. These values are embedded in our talent acquisition, learning and enablement, engagement and performance elevation, rewards, and recognition programs.

Attract and Hire. We continue to evolve our talent strategy to meet the rapidly changing technology landscape. Recognizing the pace of innovation in an AI-driven world, our recruitment strategy prioritizes durable, "AI-readiness" capabilities, such as critical thinking, adaptability, and a capacity for continuous learning.

Our global recruiting programs focus on attracting highly skilled talent across technical and business functions who contribute to our culture, mission and continued innovation.

In fiscal 2026, we continued to strengthen our hiring operations by further embedding AI across the talent acquisition lifecycle. We deployed intelligent tools to enhance core processes, such as sourcing and structured interview tools. Each step is optimized for speed, consistency, and bias mitigation, and we maintain human oversight of hiring decisions.

Our Global Hiring Committee continues to play a key role in maintaining objectivity and our hiring standards. This group of cross-functional senior leaders reviews finalist candidates' information with a focus on experience and capability. To build robust talent pipelines, we partner with academic institutions and other organizations to support new careers in cybersecurity, promote open roles, proactively reach out to candidates across multiple hiring channels, and source candidates with a range of experiences. We also encourage employee referrals and internal mobility.

Onboard and Enable. Each member of our workforce has a unique career journey and individual needs, interests, and goals. To that end, we strive to create an environment where everyone feels valued, respected, and supported to solve the world's toughest cybersecurity challenges.

Our learning and development programs help employees build critical capabilities in cybersecurity and AI, while strengthening human-centric skills, such as problem solving, resilience, and adaptability. Learning is integrated into employees' daily work through a blend of in-person experiences and personalized digital resources, including AI-curated onboarding roadmaps and mentor networks. We provide adaptive learning tracks for employees at every stage of their careers, including specialized paths for early-career talent and employees joining through acquisitions. To further build responsible AI fluency across the organization, we introduced ongoing campaigns, the first of which showcased practical AI use cases, and continue to leverage AI-enabled simulations to help managers strengthen coaching and leadership skills.

Listen and Engage. We aim to foster engagement and help employees feel connected to our mission and values. We use in-person and virtual channels to provide a regular flow of information to and between employees and leadership. These channels include company meetings, digital displays across our sites, our intranet, regular email communications, an active Slack platform, pulse surveys, a peer-to-peer recognition platform, and regular two-way dialogue—such as small, in-person listening sessions hosted by our chief executive officer.

Employee sentiment is also collected and measured from external sources, such as Glassdoor and Comparably. In addition, based on employee participation in an anonymous survey, the Best Practice Institute has certified Palo Alto Networks as one of the "America's Top 100 Most Loved Workplaces" in 2025. Palo Alto Networks has been recognized by Glassdoor as one of the "Best Places to Work" and the "Best Companies in Tech & AI" in 2026 and by Comparably for "Best Company Culture" in 2025, as well as other employer of choice awards.

In addition to our formal, company-wide, semiannual performance review process, which helps employees set learning and development plans, we believe in always-on performance feedback. Further providing engagement are 12 Employee Network Groups, open to all employees, that leverage different perspectives to build, understand, and support our mission.

Compensation and Benefits. We offer employees competitive compensation and our flexible benefits plans include a variety of health, time off, wellness, and voluntary benefits. Our pay strategy, which includes base salary, cash bonus programs, and equity awards, focuses on compensation based on individual performance. Palo Alto Networks is a fair pay company and we conduct an annual assessment of our pay practices. Through our flexible benefits programs, employees are able to request reimbursement for a range of lifestyle items including fitness, caregiving, and education. Additionally, through our Giving+ program, employees can request monetary matching of their charitable donations and volunteer time.

Health, Safety and Wellbeing. Our commitment to the health, safety and wellbeing of our employees includes providing tools, resources, and benefits focused on physical, mental, and emotional wellbeing. This includes courses designed to equip employees with the knowledge to work safely, and mental health-focused resources on our employee intranet.

CORPORATE RESPONSIBILITY

Corporate Responsibility ("CR") is integrated into our business strategy and supports our mission of protecting our digital way of life. Our CR approach is informed through many inputs, including our business objectives, ongoing stakeholder engagement, investor and customer interests, benchmarking of industry best practices, regulatory developments, and more. We execute meaningful CR initiatives that include advancing environmental sustainability, investing in people, and operating with integrity. Palo Alto Networks has been recognized by multiple organizations for our corporate responsibility practices, including being ranked third overall on Newsweek's list of "America's Most Responsible Companies 2026" and inclusion on TIME's "World's Most Sustainable Companies of 2026" list.

Advance Environmental Sustainability. Palo Alto Networks remains committed to reducing the adverse environmental impacts of our operations and value chain and supporting customers' sustainability objectives. Our decarbonization pathway includes implementing operational efficiencies, procuring renewable electricity to run our managed sites, targeting greenhouse gas emissions reductions across our value chain, and making progress on our science-based targets. In fiscal 2026, we continued to strengthen the data, systems, and processes that support our environmental strategy, including expanding carbon emissions lifecycle assessments of select firewall products to better understand product-related emissions. We also enhanced our renewable electricity strategy by procuring high-quality Energy Attribute Certificates in key operating regions, where available and feasible. We report progress towards our goals in our annual Corporate Responsibility Report.

Invest in People. As a company built on trust, continuing to be a leader in responsible business practices and social impact supports our corporate strategy. In addition to our People Strategy described in the section titled "Human Capital" above, we continue to communicate our expectations regarding labor standards, business practices, and workplace health and safety conditions to our supply chain through our Global Supplier Code of Conduct. During fiscal 2026, we maintained our affiliate membership in the Responsible Business Alliance. As cyber threats become increasingly sophisticated and AI-driven, we share threat intelligence and research that helps organizations and communities better understand emerging risks, collaborate with industry partners to advance cybersecurity innovation and resilience, and invest in and support initiatives and nonprofit organizations that expand access to cybersecurity education and help develop the next generation of cybersecurity professionals. We also provide opportunities for employees to support causes they care about through volunteering and community engagement initiatives.

Operate with Integrity. We maintain enterprise-wide ethics, compliance, information security, and data privacy programs designed to promote responsible business practices throughout our operations and value chain. Integrity is one of our core values. Employees, contractors and suppliers are informed about our ethics, labor, and governance expectations, including through our Codes of Conduct, compliance training programs and ongoing communications. The Governance and Sustainability Committee of the board of directors provides primary oversight of corporate responsibility and the board of directors and applicable committees receive regular updates on corporate responsibility topics. In fiscal 2026, we achieved certification under the Global Cross-Border Privacy Rules and Privacy Recognition for Processors systems, demonstrating our commitment to internationally recognized, independently assessed privacy standards governing the responsible handling and cross-border transfer of personal data. We also further strengthened our enterprise-wide AI governance program that supports compliance, privacy, and security across both our internal operations and products.

AVAILABLE INFORMATION

Our website is located at www.paloaltonetworks.com, and our investor relations website is located at investors.paloaltonetworks.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on the Investors portion of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). We also provide a link to the section of the SEC's website at www.sec.gov that has all of our public filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, our Proxy Statements, and other ownership-related filings.

We also use our investor relations website as a channel of distribution for important company information. For example, webcasts of our earnings calls and certain events we participate in or host with members of the investment community are on our investor relations website. Additionally, we announce investor information, including news and commentary about our business and financial performance, SEC filings, notices of investor events, and our press and earnings releases, on our investor relations website. Investors and others can receive notifications of new information posted on our investor relations website in real time by signing up for email alerts and RSS feeds.

Further corporate governance information, including our corporate governance guidelines, board committee charters, and code of conduct, is also available on our investor relations website under the heading "Governance." The contents of our websites are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only. All trademarks, trade names, or service marks used or mentioned herein belong to their respective owners.

Item 1A. Risk Factors

Our operations and financial results are subject to various risks and uncertainties including those described below. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks or others not specified below materialize, our business, financial condition, and operating results could be materially adversely affected, and the market price of our common stock could decline. In addition, the impacts of any worsening of the economic environment may exacerbate the risks described below, any of which could have a material impact on us.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties. These risks include, but are not limited to, the following:

- Our operating results may be adversely affected by unfavorable economic and market conditions and the uncertain geopolitical environment.
- Our business and operations have experienced growth in recent periods, and if we do not effectively manage our future growth or are unable to improve our systems, processes, and controls, our business and operating results could be adversely affected.
- Our revenue growth rate in recent periods may not be indicative of our future performance, and we may not be able to maintain profitability, which could cause our business, financial condition, and operating results to suffer.
- Our operating results may vary significantly from period to period, including due to seasonality, which makes our results difficult to predict and could cause our results to fall short of expectations.
- If we are unable to sell new and additional products, subscriptions, and support offerings to existing end-customers or attract new customers, especially large enterprise customers, our future revenue and operating results will be harmed.
- We rely on revenue from subscription and support offerings, and because we recognize revenue from subscription and support over the term of the relevant service period, downturns or upturns in sales or renewals of these subscription and support offerings are not immediately reflected in full in our operating results.
- Our consumption- or usage-based offerings may expose us to customer usage optimization behavior that could create revenue volatility.
- The sales prices of our products, subscriptions, and support offerings may decrease, which may reduce our revenue and gross profits and adversely impact our financial results.
- We rely on our channel partners to sell a substantial portion of our products, including subscriptions and support, and if these channel partners fail to perform, our ability to sell and distribute our products and subscriptions will be limited and our operating results will be harmed.
- We are exposed to the credit and liquidity risk of our customers, and to credit exposure in weakened markets, which could result in material losses.
- A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.
- We face intense competition and we may lack sufficient financial or other resources to maintain or improve our competitive position.
- The “identity security” market lacks a universally accepted definition, which could lead to mischaracterization of our offerings and adverse evaluations by industry stakeholders.
- Customer trends toward vendor consolidation in cybersecurity may favor competitors offering broader platforms.
- Cloud infrastructure providers and advanced AI companies increasingly offer native security and observability capabilities that compete directly with our offerings.
- We have acquired and may in the future acquire other businesses, which could subject us to adverse claims or liabilities, require significant management attention, disrupt our business, adversely affect our operating results, may not result in the expected benefits of such acquisitions, and may dilute stockholder value.
- As a result of the CyberArk acquisition, the scope and size of our business have substantially changed, which resulted in certain incremental risks, including increased competition.
- If we do not accurately predict, prepare for, and respond promptly to rapidly evolving technological and market developments and successfully manage product and subscription introductions and transitions to meet changing end-customer needs in the enterprise security industry, our competitive position and prospects will be harmed.
- The success of our strategy depends on maintaining a broad ecosystem of integrations with third-party technologies, which requires significant ongoing investment.

- Issues in the development, deployment, or use of AI may result in reputational harm, legal liability, and could adversely affect our business and operating results.
- The emergence of AI agents as a new class of identity presents both opportunities and risks that could impact our identity security offerings.
- A significant network or data security incident may materially impact our reputation, financial condition, and operating results.
- Defects, errors, or vulnerabilities in our products, subscriptions, or support offerings, the failure of our products or subscriptions to block a virus or prevent a security breach or incident, misuse of our products, or risks of product liability claims could harm our reputation and adversely impact our operating results.
- Our shared responsibility security model relies on customers to configure and use our products securely, and customer errors could harm our reputation even when we are not at fault.
- Our ability to sell our products and subscriptions is dependent on the quality of our technical support services and those of our channel partners, and the failure to offer high-quality technical support services could have a material adverse effect on our end-customers' satisfaction with our products and subscriptions, our sales, and our operating results.
- Our subscription agreements typically contain service-level commitments, and failure to meet these commitments could reduce our revenue and harm our business.
- We rely on data center facilities operated by third-party cloud service providers, and any limitations on capacity, or interference with our use could adversely affect our business, financial condition, and results of operations.
- Claims by others that we infringe their intellectual property rights could harm our business.
- Our proprietary rights may be difficult to enforce or protect, which could enable others to copy or use aspects of our products or subscriptions without compensating us.
- Our use of open source software in our products and subscriptions could negatively affect our ability to sell our products and subscriptions and subject us to possible litigation.
- We license technology from third parties, and our inability to maintain those licenses could harm our business.
- We depend on manufacturing partners and limited sources of supply for our hardware products, making us susceptible to manufacturing delays, supply shortages, pricing fluctuations, and international trade risks that could prevent timely shipment of customer orders and result in the loss of sales and end-customers.
- If we are unable to attract, retain, and motivate our key technical, sales, and management personnel, our business could suffer.
- We generate a significant amount of revenue from sales to distributors, resellers, and end-customers outside of the United States, and we are therefore subject to a number of risks associated with international sales and operations, including export and import controls that could subject us to liability or impair our ability to compete in international markets.
- Our products and subscriptions are subject to certification, testing, and regulatory approval requirements in foreign jurisdictions, and our failure to obtain or maintain such approvals could limit our ability to sell in those markets.
- We are exposed to fluctuations in foreign currency exchange rates, which could negatively affect our financial condition and operating results.
- We face risks associated with having operations and employees located in Israel.
- We may incur significant costs to comply with privacy and data protection laws and other requirements, and, if we fail to comply, we could be subject to government enforcement actions, private litigation, and adverse publicity, which could materially adversely affect our business, financial condition, and operating results.
- We may have exposure to tax liabilities that are greater than anticipated.
- Our estimates or judgments, including those relating to our critical accounting policies, are based on assumptions that may change or prove to be incorrect and, as a result, our operating results may differ from our publicly announced guidance or the expectations of securities analysts and investors, which may result in a decline in the market price of our common stock.
- We are obligated to maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or our internal control may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.
- The issuance of additional common stock in connection with financings, acquisitions, investments, our stock incentive plans, convertible notes, or otherwise will dilute the stock held by all other stockholders.
- We may not have the ability to raise the funds necessary to settle conversions of the 2030 Notes, repurchase the 2030 Notes upon a fundamental change, or repay the 2030 Notes in cash at their maturity, and our other debt may contain limitations on our ability to pay cash upon conversion or repurchase of the 2030 Notes.
- The Capped Calls may affect the value of the 2030 Notes and our common stock.

Risks Related to Global Economic and Geopolitical Conditions

Our operating results may be adversely affected by unfavorable economic and market conditions and the uncertain geopolitical environment.

We operate globally, and our business and revenues are impacted by global economic and geopolitical conditions. Instability in global credit markets, inflation, changes in public policies, changes in domestic and international regulations, changes in interest rates, foreign currency exchange rate fluctuations, trade regulations and tariffs, international trade disputes and agreements, changes in tax laws, geopolitical turmoil, and other disruptions to global and regional economies and markets continue to add uncertainty to global economic conditions. Military actions or armed conflict, including the hostilities in Israel and the surrounding region, the Russia-Ukraine war and related political or economic responses, and uncertainty about, or changes in, government and trade relationships could further worsen economic and market conditions and the geopolitical environment. For example, in response to Russia's invasion of Ukraine, the United States, along with the European Union (the "E.U."), has imposed restrictive sanctions on Russia, Russian entities, and Russian citizens. We are subject to these governmental sanctions and export controls, which may subject us to liability if we are not in full compliance with applicable laws. In addition, government-mandated restrictions on technology access, including export controls, import restrictions, or requirements that certain technologies not be made available in particular countries or regions, could limit our ability to sell or support our products and subscriptions in affected markets, require us to modify or discontinue certain products or features, or require us to exit certain markets. Any continued or further uncertainty or deterioration in economic and market conditions or the geopolitical environment, or any expansion or imposition of government-mandated technology restrictions, could have a material and adverse impact on our business, financial condition, and operating results, including reductions in sales, longer sales cycles, reductions in subscription or contract duration and value, slower adoption of new technologies, changes in spending patterns or priorities of current and prospective customers, increased component, memory or compute costs, and increased price competition.

Risks Related to Our Business

RISKS RELATED TO OUR GROWTH

Our business and operations have experienced growth in recent periods, and if we do not effectively manage our future growth or are unable to improve our systems, processes, and controls, our business and operating results could be adversely affected.

We have experienced growth and increased demand for our products and subscriptions over recent years. As a result, our employee headcount has increased, and we expect it to continue to grow over the next year. For example, from the end of fiscal 2025 to the end of fiscal 2026, our headcount increased from 16,068 to 21,921 employees, including approximately 4,223 additional headcount as a result of the CyberArk acquisition. In addition, as we have grown, the number of end-customers has also increased, and we have managed more complex deployments of our products and subscriptions with larger end-customers. The growth and expansion of our business and products, subscriptions, and support offerings places a significant strain on our management, operational, and financial resources. To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner.

We may not be able to successfully implement, scale, or manage improvements to our systems, processes, and controls in an efficient or timely manner, and our existing systems, processes, and controls may not prevent or detect all errors, omissions, or fraud. Any future growth would add complexity to our organization and require effective coordination. Failure to manage any future growth effectively could result in increased costs, disruption to end-customer relationships, reduced demand for our products, or material harm to our business and operating results.

Our revenue growth rate in recent periods may not be indicative of our future performance, and we may not be able to maintain profitability, which could cause our business, financial condition, and operating results to suffer.

We have experienced revenue growth rates of 24% and 15% in fiscal 2026 and fiscal 2025, respectively. Our revenue for any quarterly or annual period should not be relied upon as an indication of our future revenue or revenue growth for any future period. If we are unable to maintain consistent or increasing revenue or revenue growth, the market price of our common stock could be volatile, and it may be difficult for us to maintain profitability or maintain or increase cash flow on a consistent basis.

In addition, we anticipate that our operating expenses will continue to increase as our business grows. Our growth efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset increasing expenses. Revenue growth may slow or decline, including due to slowing or declining demand, increasing competition, market shifts, or a failure to capitalize on growth opportunities. We have also entered into substantial capital commitments for operating lease obligations and other purchase commitments. If we are unable to increase our revenue sufficiently to offset these costs and commitments, our profitability, cash flow, financial condition, and operating results may suffer.

Our operating results may vary significantly from period to period, including due to seasonality, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results have fluctuated in the past, and will likely continue to fluctuate in the future, as a result of a number of factors, many of which are outside of our control, including those described in this Risk Factors section. For example, we have historically received a substantial portion of sales orders and generated a substantial portion of revenue during the last few weeks of each fiscal quarter. If expected revenue at the end of any fiscal quarter is delayed for any reason, including failed purchase orders, logistics delays, inventory management issues, trade compliance requirements (and changes to such requirements), or failure of systems related to order review and processing, our revenue could fall below our expectations and the estimates of analysts for that quarter. In addition, seasonal factors may cause our second and fourth fiscal quarters to record greater revenue sequentially than our first and third fiscal quarters, driven primarily by end-customer budget cycles, our annual sales compensation structure, and the timing of calendar-year budget planning. As we grow, these seasonal and cyclical variations may become more pronounced. Due to these fluctuations, comparing our results on a period-to-period basis may not be meaningful, and our past results should not be relied on as an indication of our future performance.

This variability and unpredictability could also result in our failure to meet our revenue, margin, or other operating result expectations contained in any forward-looking statements (including financial or business expectations we have provided) or those of securities analysts or investors for a particular period. If we fail to meet or exceed such expectations for these, or any other, reasons, the market price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

RISKS RELATED TO OUR PRODUCTS AND TECHNOLOGY

If we are unable to sell new and additional products, subscriptions, and support offerings to existing end-customers or attract new customers, especially large enterprise customers, our future revenue and operating results will be harmed.

Our future success depends, in part, on our ability to expand the deployment of our portfolio and new offerings with existing end-customers, especially large enterprise customers, including through our platformization and go-to-market strategies, and to attract new customers. The rate at which existing end-customers purchase additional products, subscriptions, and support offerings, and our ability to win new customers, depend on a number of factors, including the perceived need for security products, including related subscription and support offerings, general economic conditions, switching costs from incumbent vendors, and the time and resources required to deploy our solutions. We are engaging in costly marketing and sales efforts to accelerate our strategies, including platformization, which may not be as successful as intended. Any deterioration in general economic conditions, including as a result of the geopolitical or economic environment, may cause current and prospective customers to delay or cut their overall security and IT spending. If our efforts to sell additional products and subscriptions to existing end-customers or attract new customers are not successful, our revenues may grow more slowly than expected or decline.

Sales to large enterprise end-customers involve risks not typically present with smaller entities, including longer sales cycles, the risk that substantial resources may be spent on a potential end-customer that does not ultimately purchase our products, subscriptions, and support offerings, and increased purchasing power and leverage held by large end-customers in negotiating contractual arrangements. Deployments for large enterprise end-customers are also more complex, require greater product functionality and scalability, and are resource-intensive. Failure to realize sales from large enterprise end-customers could materially and adversely affect our business, financial condition, and operating results.

We rely on revenue from subscription and support offerings, and because we recognize revenue from subscription and support over the term of the relevant service period, downturns or upturns in sales or renewals of these subscription and support offerings are not immediately reflected in full in our operating results.

Subscription and support revenue accounts for a significant portion of our revenue, comprising 80% of total revenue in fiscal 2026, 81% in fiscal 2025, and 80% in fiscal 2024. Sales and renewals of subscription and support contracts may decline and fluctuate as a result of a number of factors, including end-customer satisfaction levels with our products and subscriptions, subscription outages, product uptime or latency, pricing, and reductions in our end-customers' spending levels. Existing end-customers have no contractual obligation to renew their subscription and support contracts after their initial contract period and may renew for shorter contract terms or terms that are less economically beneficial to us, or not at all. If our sales of new or renewal subscription and support contracts decline, our total revenue and revenue growth rate may decline. Because we recognize subscription and support revenue over the term of the service period typically one to five years, a decline in subscription or support contracts in any one fiscal quarter will not be fully or immediately reflected in that quarter's revenue but will negatively affect future fiscal quarters.

Our consumption- or usage-based offerings may expose us to customer usage optimization behavior that could create revenue volatility.

A growing portion of our revenue is generated from offerings priced on a consumption or usage basis, including certain of our observability and AI-related offerings. Pricing on this basis may result in significant near-term revenue growth as customers scale their usage but also creates exposure to customer optimization behavior, where customers who have rapidly increased usage subsequently seek to reduce, optimize, or reconfigure their consumption or usage to lower costs. This dynamic has been observed in the industry with cloud-native customers and, more recently, with AI-native

customers, whose data volumes and usage patterns can fluctuate significantly. Certain customer cohorts, including large enterprises and AI-native customers, may represent a meaningful portion of our consumption- or usage-based revenue growth, and any material optimization or reduction in usage by these cohorts, or their failure to renew subscriptions on comparable terms, could result in revenue volatility. If we are unable to accurately forecast or manage consumption or usage dynamics, our business, financial condition, and operating results may be adversely affected.

The sales prices of our products, subscriptions, and support offerings may decrease, which may reduce our revenue and gross profits and adversely impact our financial results.

The sales prices for our products, subscriptions, and support offerings may decline for a variety of reasons, including competitive pricing pressures, discounts, changes in our product mix, anticipation of new offerings, or promotional programs. We also anticipate that sales prices and gross profits for our products, subscriptions, and support offerings could decrease over product life cycles. Declining sales prices could reduce our revenue, gross profits, and profitability and adversely impact our financial and operational results.

We rely on our channel partners to sell a substantial portion of our products, including subscriptions and support, and if these channel partners fail to perform, our ability to sell and distribute our products and subscriptions will be limited and our operating results will be harmed.

A substantial portion of our revenue is generated by sales through our channel partners, including distributors and resellers. For fiscal 2026, two distributors individually represented 10% or more of our total revenue and in the aggregate represented 30% of our total revenue. As of July 31, 2026, one distributor individually represented 19% of our gross accounts receivable.

Training and programs provided to our channel partners to assist them in selling our products, subscriptions, and support offerings may not be effective or utilized. Our channel partners may be unsuccessful in marketing, selling, and supporting our products and subscriptions, and we may not be able to incentivize our channel partners to sell our products and subscriptions, or our channel partners may have incentives to promote our competitors' products and subscriptions. Our agreements with channel partners may generally be terminated for any reason by either party with advance notice prior to each annual renewal date, and we cannot be certain that we will retain them or secure additional or replacement channel partners. Any new channel partner requires extensive training and may take months to achieve productivity. Our channel partner structure could also subject us to lawsuits, liability, and reputational harm if, for example, channel partners misrepresent the functionality of our products or subscriptions or violate laws or our policies. If we fail to effectively manage our channel partners, our ability to sell our products and subscriptions and our operating results will be harmed.

We are exposed to the credit and liquidity risk of our customers, and to credit exposure in weakened markets, which could result in material losses.

Most of our sales are made on an open credit basis, and we have also experienced demands for customer financing and deferred payments due to, among other things, macro-economic conditions. Increases in deferred payments negatively impact our short-term cash flows and subject us to risk of non-payment, including as a result of insolvency. Our efforts to monitor customer payment capability and maintain reserves adequate to cover exposure for doubtful accounts may not be effective. Our exposure to these credit risks may increase if our customers are adversely affected by an economic downturn. In the past, we have experienced non-material losses due to customer bankruptcies or insolvency. If credit market turmoil makes it more difficult for customers to obtain financing or affects their ability to pay, or if these losses increase, our business, financial condition, and operating results could be materially adversely affected.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront investment of resources without any assurance of generating a sale and involving longer sales cycles. The substantial majority of our government sales to date have been made indirectly through our channel partners. Government certification and technical requirements may change, and if our products and subscriptions fail to achieve or are late in achieving compliance with these certifications and standards or technical requirements, we may be disqualified or restricted from selling to such entities or be at a competitive disadvantage. Government demand and payment for our products, subscriptions, and support offerings may be impacted by government shutdowns, changes in administrations, budgetary cycles, contracting policies, fiscal policies, and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products, subscriptions, and support offerings. Government entities may also have rights to terminate contracts for convenience or due to a default, and government audits of their contractors, suppliers, or vendors could result in the government refusing to continue purchasing our products, subscriptions, and support offerings, revenue reductions, or fines and civil or criminal liability, all of which may adversely impact our operating results. Additionally, the U.S. government may require certain products to be manufactured domestically or in other relatively high-cost manufacturing locations, and we may not manufacture all products in locations that meet such requirements, affecting our ability to sell our offerings to the U.S. government.

We face intense competition and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The industry for enterprise security products and the other spaces in which we have offerings is intensely competitive, and we expect competition to increase in the future from established competitors and new market entrants. Our main competitors fall into four categories:

- large companies that incorporate security or observability features in their products, such as Alphabet Inc., Cisco Systems, Inc., and Microsoft Corporation, or those that have acquired, or may acquire, security vendors and have the technical and financial resources to bring competitive solutions to the market;
- independent vendors that may offer a mix of security products, such as Check Point Software Technologies Ltd., CrowdStrike Holdings, Inc., Delinea, Inc., Fortinet, Inc., Okta, Inc., SailPoint Technologies, Inc., and Zscaler, Inc., vendors that may offer a mix of observability products, such as DataDog, Inc., Dynatrace, Inc., and elasticsearch B.V., or vendors that may offer a mix of security and observability products;
- startups and point-product vendors that offer independent or emerging solutions across various areas of security; and
- public cloud vendors and startups that offer solutions for cloud security (private, public, and hybrid cloud).

Some of our competitors have or may attain greater financial, technical, marketing, sales, and other resources, greater name recognition, longer operating histories, and a larger base of customers than we do. Our competitors may devote greater resources to the research and development, promotion and sale of products and services, offer lower pricing, and have broader product and service offerings and more mature intellectual property portfolios to gain business in a manner that discourages users from purchasing our products and subscriptions, including incorporating cybersecurity features into their existing products or services, product bundling, selling at zero or negative margins, and offering concessions. We also face competition from companies with entrenched legacy offerings. End-user customers who have invested substantial resources in their existing infrastructure may prefer to continue purchasing from their existing suppliers rather than switch to our products and subscriptions. As our customers refresh security products, achieve efficiencies, or face budget constraints or economic downturns, they may seek to consolidate vendors or add solutions to their existing infrastructure rather than replacing it with our products and subscriptions.

The maturity and expansion of the enterprise cybersecurity space may attract new players, including cloud hyperscalers, advance AI companies and enterprise software companies in adjacent industries, which may meaningfully enter or further expand into additional cybersecurity categories, including the identity security category. Conditions in our market could change rapidly as a result of technological advancements, including with respect to artificial intelligence ("AI"), acquisitions or strategic investments by our competitors, or continuing market consolidation. Our competitors may develop new or disruptive technologies, products, or services that are equal or superior to ours, more successfully incorporate AI into their products and achieve higher market acceptance of their AI solutions, or deliver products to market more quickly than we can. To compete successfully, we must accurately anticipate technology developments and deliver innovative, relevant, and useful products and technologies in a timely manner. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources or offerings.

These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins, and loss of market share. If we are unable to compete successfully, or if competing successfully requires us to take aggressive pricing or other actions, our business, financial condition, and operating results would be adversely affected.

The “identity security” market lacks a universally accepted definition, which could lead to mischaracterization of our offerings and adverse evaluations by industry stakeholders.

We have significantly expanded our participation in what is commonly referred to as the “identity security” market. However, this market lacks a standardized definition and is subject to varying interpretations by industry analysts, customers, and competitors. This ambiguity could lead to mischaracterization of our identity security products or market positioning by industry stakeholders, resulting in unfavorable evaluations, reviews, or accreditations. Industry analyst reports and rankings can materially influence customer purchasing decisions in the security industry, and unfavorable reviews, downgrades in accreditation, or evolving definitions of the identity security category could negatively affect our reputation, competitive standing, and ability to attract and retain customers.

Customer trends toward vendor consolidation in cybersecurity may favor competitors offering broader platforms.

Enterprise cybersecurity buyers are increasingly seeking to consolidate their vendors to reduce costs, complexity, and integration challenges. While our platformization strategy is designed to benefit from this trend, consolidation may also create opportunities for competitors, including large cybersecurity platform vendors, cloud hyperscalers, and enterprise software companies, to offer broader bundled solutions that include capabilities in categories where we compete, such as identity security and observability. If customers choose to consolidate with vendors offering more comprehensive suites, or if competitors more successfully utilize acquisitions or partnerships to combine capabilities, we may be at a competitive disadvantage. Furthermore, organizations continuously evaluate their information security priorities and may allocate budgets to solutions offered by our competitors, or may not adopt or expand the use of our solutions, which could adversely affect our business, financial condition, and operating results.

Cloud infrastructure providers and advanced AI companies increasingly offer native security and observability capabilities that compete directly with our offerings.

The major public cloud infrastructure providers increasingly offer native security, identity, and observability capabilities that compete with our products and subscriptions. These providers have significant resources and may bundle native capabilities with their cloud infrastructure services at low or no incremental cost to customers, may leverage privileged access to their platforms and telemetry, and may design their native offerings to integrate more seamlessly with their infrastructure than third-party solutions can. As customers increasingly deploy workloads across multiple cloud environments, or as cloud providers expand the scope and depth of their native security and observability capabilities, demand for our offerings could be adversely affected. We may also face pricing pressure as competitors utilize cloud provider economics or offer bundled solutions at reduced total cost of ownership.

In addition, frontier or foundational AI model providers, or similar companies with advanced large language model capabilities, have entered or may enter the cybersecurity and observability markets, whether directly, through partnerships, or by enabling third parties to build competing security applications on top of their models. These companies possess substantial capital, technical talent, and have developed, or proprietary access to, foundational or frontier AI models. Their ability to rapidly iterate on model capabilities, attract AI research talent, and leverage significant compute infrastructure may allow them to introduce competing security capabilities more quickly or at lower cost than we can. If these or other AI companies develop and commercialize security products or embed security functionality into their broader AI platforms, customers may choose to consolidate their security spend with such providers rather than purchase our solutions, which could adversely affect our revenue, market share, and competitive position.

We have acquired and may in the future acquire other businesses, which could subject us to adverse claims or liabilities, require significant management attention, disrupt our business, adversely affect our operating results, may not result in the expected benefits of such acquisitions, and may dilute stockholder value.

As part of our business strategy, we acquire and make investments in complementary companies, products, or technologies. We continue to evaluate such opportunities and expect to continue to make such acquisitions and investments in the future. The identification of suitable acquisition candidates is difficult, and we may not be able to complete such acquisitions on favorable terms, if at all. In addition, we may be subject to claims or liabilities assumed from an acquired company, product, or technology; acquisitions we complete could be viewed negatively by our end-customers, investors, and securities analysts; and we may incur costs and expenses necessary to address an acquired company's failure to comply with laws and governmental rules and regulations. Additionally, we may be subject to litigation or other claims in connection with the acquired company, product, or technology, including claims from terminated employees, customers, former stockholders, or other third parties, which may differ from or be more significant than the risks our business faces.

If we are unsuccessful at integrating past or future acquisitions in a timely manner or at all, our revenue and operating results could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management's attention. We may have difficulty retaining key personnel or customers of the acquired business, or may not successfully evaluate or utilize acquired technology, products, or personnel, realize anticipated synergies, or accurately forecast the financial impact of an acquisition or its integration, including accounting charges and any potential impairment of goodwill and intangible assets. In particular, we believe there are significant benefits and synergies that may be realized from our recent acquisitions of CyberArk and Chronosphere, including through leveraging our combined products, scale, and enterprise customer bases. However, integrating these businesses is a complex process that may disrupt our existing operations if not implemented efficiently. The full benefits of these acquisitions, including the anticipated sales or growth opportunities, may not be realized as expected or within the anticipated time frame, or at all.

We have recorded, and may in the future record, liability for contingent consideration obligations from acquisitions that are to be settled in cash, the fair value of which is assessed on a quarterly basis. If changes are made in our assumptions used to determine the liability's fair value or our assumptions are incorrect, adjustments could be made that may have a material impact, favorable or unfavorable, on our operating results. We may also be required to make cash payments of contingent consideration in excess of its initial fair value, or in excess of our expectations for a particular period, which could adversely impact cash flows.

We may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of our common stock and result in dilution to our stockholders.

In addition, any acquisitions may be viewed negatively by our customers, financial markets, or investors and may not ultimately strengthen our competitive position or achieve our goals and business strategy. The occurrence of any of these risks could harm our business, financial condition, and operating results.

As a result of the CyberArk acquisition, the scope and size of our business have substantially changed, which resulted in certain incremental risks, including increased competition.

Our recent CyberArk acquisition has expanded the scope and size of our business by adding substantial assets and operations to our existing business. The integration process for CyberArk could create uncertainty for our and CyberArk's employees, partners, and customers, divert senior management's attention, and result in disruption to existing business relationships and the development of new business relationships.

Our success, including with respect to realizing the anticipated benefits and synergies from the CyberArk acquisition, will depend, in part, on our ability to manage our expansion, which poses numerous risks and uncertainties, including the need to integrate the operations and business of CyberArk into our existing business in a timely and efficient manner, to combine systems and management controls, and to integrate relationships with industry contacts and business partners. In addition, we will be required to devote significant attention and resources to successfully align our and CyberArk's business practices and operations. This process may disrupt our business and, if ineffective, would limit the anticipated benefits and synergies of the acquisition.

In addition, we expect that the CyberArk acquisition will result in increased competition, including as a result of our entry into a new product category. The identity security industry is characterized by constant innovation, evolving customer requirements, and rapid adoption of different technologies and services. These added competitive pressures could result in decreased sales, price reductions, increased operating costs, and lower revenues, margins, and net income for the combined company. These impacts could also result in a delay in realizing, or our failure to realize, expected synergies or cost savings from the CyberArk acquisition.

The occurrence of any of these risks could harm our business, financial condition, and operating results.

If we do not accurately predict, prepare for, and respond promptly to rapidly evolving technological and market developments and successfully manage product and subscription introductions and transitions to meet changing end-customer needs in the enterprise security industry, our competitive position and prospects will be harmed.

The enterprise security industry has grown quickly and continues to evolve rapidly. Moreover, many of our end-customers operate in markets characterized by rapidly changing technologies and business plans, which require them to add numerous network access points and adapt increasingly complex enterprise networks, incorporating a variety of hardware, software applications, operating systems, and networking protocols. If we fail to effectively anticipate, identify, and respond to rapidly evolving technological and market developments in a timely manner, our business will be harmed.

In order to anticipate and respond effectively to rapid technological changes and market developments, as well as evolving security threats, we must invest effectively in research and development to increase the reliability, availability, and scalability of our existing products and subscriptions and introduce new products and subscriptions. Our investments in research and development, including investments in AI, may not result in design or performance improvements, marketable products, subscriptions, or features, or may not achieve the cost savings or additional revenue that we expect. In addition, new and evolving products and services, including those that use AI, require significant investment and raise ethical, technological, legal, regulatory, and other challenges, which may negatively affect our brands and demand for our products and services. Because all of these investment areas are inherently risky, no assurance can be given that such strategies and offerings will be successful or will not harm our reputation, financial condition, and operating results.

We must also continually adapt our products and strategy in response to changes in network infrastructure requirements, including the expanding use of cloud computing and third-party service providers. While we have historically been successful in developing or acquiring and marketing new products and product enhancements that respond to technological and industry changes, we cannot assure that our new or future offerings will achieve widespread market acceptance or be successful. If we fail to accurately predict and address end-customers' changing needs and emerging technological trends, including in the areas of AI, mobility, virtualization, cloud computing, and software-defined networks, our business could be harmed. The technology in our portfolio is especially complex because it needs to effectively identify and respond to new and increasingly sophisticated methods of attack while minimizing the impact on network performance. Some of our new features and enhancements may require us to develop new hardware architectures involving complex, expensive, and time-consuming research and development processes, and the timetable for commercial availability is uncertain. The success of new products depends on several factors, including appropriate product definition, differentiation from competitors, market acceptance, management of production ramp-up issues, availability of application software, effective management of purchase commitments and inventory, and the risk that new products may have quality defects in the early stages of introduction. If we fail to identify opportunities for new products and subscriptions, experience unanticipated delays in the availability of new products and subscriptions, or fail to meet customer expectations, our competitive position and business prospects will be harmed.

Furthermore, we may require additional funds to respond to business challenges, including the need to develop new features to enhance our portfolio, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds, which may contain terms that, among other things, restrict our ability to incur additional indebtedness. In addition, we may be required to take other actions that would otherwise be in the interests of the debt holders and would require us to maintain specified liquidity or other ratios, any of which could harm our business, financial condition, and operating results. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

The success of our strategy depends on maintaining a broad ecosystem of integrations with third-party technologies, which requires significant ongoing investment.

The success of our strategy depends in part on the breadth and depth of our integrations with third-party technologies, including cloud infrastructure providers, identity providers, security tools, and business applications. Maintaining and expanding these integrations requires continuous engineering, sales, and marketing investment, and we may not always be able to develop, maintain, or update integrations as quickly as customers or channel partners expect. Third-party technology vendors may modify their APIs, deprecate integrations, or introduce competing capabilities that reduce the need for our platform integrations. If we are unable to maintain a broad and current integration ecosystem, or if certain third-party vendors limit or terminate their integrations with our platform, the utility of our offerings could be reduced, adversely affecting our business, financial condition, and operating results.

Issues in the development, deployment, or use of AI may result in reputational harm, legal liability, and could adversely affect our business and operating results.

We have incorporated, and are continuing to develop and deploy, AI into many of our products, solutions, and business operations. AI presents challenges, risks, and potentially unintended consequences. For example, AI algorithms may have flaws, and training datasets may be insufficient or contain biased information. The AI incorporated into our products and operations may not be successful or beneficial, and instead may cause technical, legal, or ethical problems or result in increased costs. Our investments in AI ultimately may not be commercially viable or result in an adequate return of capital, and this could depress the market price of our stock or lead to us incurring unanticipated liabilities.

Vulnerabilities within our AI systems may be identified by researchers or malicious actors before we detect or remediate them, which could result in security incidents, data privacy issues, reputational damage, or loss of customer confidence. Advances in AI have also increased the speed, scale, and sophistication of cybersecurity threat activity, including reducing the time between vulnerability discovery and exploitation. To the extent customers, investors, or other market participants perceive that AI can automate or commoditize aspects of cybersecurity functions, the perceived value of certain cybersecurity solutions could diminish, and customer buying patterns, competitive dynamics, and demand for our products, subscriptions, and support offerings could be adversely affected. Investor and market perceptions regarding AI-related disruption to the cybersecurity industry could adversely affect our business and operating results, or the trading price of our common stock, even if these perceptions do not reflect actual changes in our business, customer demand, competitive positions, or financial performance.

The rapid evolution of AI, including current and future government regulation of AI, requires us to invest significant resources to develop, test, and maintain AI in our products and services in a manner that meets evolving requirements and expectations. The laws, rules, and regulations that have and continue to be adopted by policymakers, and the manner in which such requirements are interpreted or enforced, may require us to incur additional costs to comply with such requirements or make changes to our business practices, including our products and services that incorporate AI. Our efforts and investments regarding AI, and our failure or perceived failure to comply with applicable legal requirements, could damage our customer relationships, cause brand or reputational harm, or subject us to regulatory risk and legal liability, including under laws, rules, and regulations in jurisdictions such as the E.U. and U.S. and laws and regulations in other jurisdictions in which we and our customers operate. Developing, testing, and deploying AI systems may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems.

The intellectual property ownership and license rights surrounding AI technologies, as well as data protection laws related to the use and development of AI, are currently not fully addressed by courts or regulators. The use or adoption of AI technologies in our products may result in exposure to claims by third parties, including alleging copyright infringement or other intellectual property misappropriation, which may require us to pay compensation or license fees to third parties, as well as regulatory action and enforcement. The evolving legal, regulatory, and compliance framework for AI technologies may also impact our ability to protect our own data and intellectual property against infringement.

The cybersecurity industry is undergoing a transformation as customers increasingly expect AI-native solutions that are designed from the ground up to leverage AI capabilities. If we fail to anticipate, invest in, or execute on the transition to AI-native platforms, or if our competitors develop AI-native offerings that achieve greater market acceptance, we may miss critical opportunities for growth and market leadership, and our business, including our gross margin, and competitive position could be materially harmed.

The emergence of AI agents as a new class of identity presents both opportunities and risks that could impact our identity security offerings.

The rapid deployment of generative AI systems and AI agents is creating a new class of identity that requires authenticated, secure access to sensitive resources at a scale and speed exceeding traditional identity models designed for human users. As AI agents gain capabilities and access within organizations, managing their identities and permissions is emerging as a significant operational and security challenge. The ability of our identity security solutions to evolve to effectively secure this new identity class will depend on continued investment in research and development, the availability of appropriate AI technologies, and market acceptance of our approach and products. If we fail to adequately address the security requirements associated with AI agents, or if our competitors more effectively secure AI identities, demand for our offerings could decline. Additionally, evolving standards, customer expectations, or regulatory requirements could require us to make significant changes to our offerings.

A significant network or data security incident may materially impact our reputation, financial condition, and operating results.

Like all companies, our systems, data, and products are subject to an increasingly wide variety of attacks on an ongoing basis from a variety of sources, including from traditional hackers, malicious code, phishing and ransomware attacks, employee theft or misuse, and sophisticated nation-state actors engaging in intrusions and attacks, including advanced persistent threat intrusions and supply chain attacks. Despite our efforts to prevent breaches, our data, products, corporate systems, and security measures, as well as those of our third-party service providers, remain vulnerable. Malicious actors are using AI to develop advanced cyberattacks and to exploit system vulnerabilities that are not known or remediated. We cannot guarantee that our security measures will provide adequate protection. As a well-known provider of security solutions, we and others in our industry are attractive targets for cyberattacks. The geopolitical environment, including the Russia-Ukraine war and other global events as described in "Risks Related to Global Economic and Geopolitical Conditions" above, increase the risk of cyberattacks on our infrastructure and operations. Because certain third-party service providers are critical to our business, such as cloud services that support various customer-facing operations, cyberattacks that compromise third-party systems could materially impact us.

A significant security breach or incident suffered by us or our third-party service providers could materially impact the confidentiality, integrity, or availability of our networks and products, or networks secured by our products and subscriptions, creating system disruptions and compromise of information. Information stored or otherwise processed on our networks or those of our third-party service providers has previously been, and could in the future be, accessed, disclosed, altered, lost, or stolen, or otherwise used or processed without authorization. Any actual or perceived vulnerability, breach, or data security incident we or our third-party service providers suffer could result in significant reputational damage, loss of channel partners and end-customers, regulatory investigations or enforcement actions, costly litigation, and other liability. We may also incur significant costs and expend significant resources to investigate, remediate, and prevent future incidents, as well as costs to comply with notification obligations resulting from any security incidents. Any of these outcomes could adversely impact the market perception of our products and subscriptions and end-customer and investor confidence in our company, and could materially harm our business, financial condition, and operating results. We cannot guarantee that costs and liabilities incurred in relation to a breach or other incident will be covered by existing insurance policies or that applicable cybersecurity insurance will be available to us in the future on economically reasonable terms or at all.

Defects, errors, or vulnerabilities in our products, subscriptions, or support offerings, the failure of our products or subscriptions to block a virus or prevent a security breach or incident, misuse of our products, or risks of product liability claims could harm our reputation and adversely impact our operating results.

Because our products and subscriptions are complex, they have contained and may contain design or manufacturing defects, vulnerabilities, or errors that are not detected until after deployment. For example, end-customers have reported defects in our products related to performance, scalability, and compatibility. Defects or vulnerabilities may cause our products or subscriptions to become unavailable, to be vulnerable to security attacks, fail to secure networks, or interrupt end-customers’ networking traffic. For example, in May 2026, we became aware of an authentication bypass vulnerability in certain versions of our PAN-OS software and published a security advisory, provided software updates, and engaged in customer outreach, support, and remediation efforts. Because attack techniques change frequently and are generally not recognized until launched, we are unable to comprehensively anticipate, detect, or provide responsive solutions or remediation in all instances. As described in "Risks Related to Global Economic and Geopolitical Conditions" above, the geopolitical environment increases the risk of cyberattacks against us and our customers.

Defects or errors in our products or software, or migrations or updates, could result in a failure to effectively update end-customers’ hardware, software, and products or otherwise cause problems in our customers’ hardware, networks, software, or IT infrastructure. Defects, errors, or a technical failure of our products may temporarily or permanently disable our end-customers’ networks, IT infrastructure, or other systems. Our products must interoperate with end-customers’ existing infrastructure, which often has varied specifications, multiple protocol standards, and products from multiple vendors. When problems occur, it may be difficult to identify the source. The data centers, networks, and cloud infrastructure we use to deliver our products, subscriptions, and support offerings may experience technical failures or downtime that could expose end-customers’ networks to security threats or attacks.

The occurrence of any such problem in our products and subscriptions, or migrations or updates to those products or software, whether real or perceived, could result in:

- expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate, or work-around errors or defects or to address and eliminate vulnerabilities;
- loss of existing or potential end-customers or channel partners;
- delayed or lost revenue;
- delay or failure to attain market acceptance;
- an increase in warranty claims compared with our historical experience, or an increased cost of servicing warranty claims, either of which would adversely affect our gross margins; and

- litigation, regulatory inquiries, investigations, or other proceedings, each of which may be costly and harm our reputation.

Our products and subscriptions may be misused by end-customers or third parties. For example, our products and subscriptions could be used to censor private access to information on the Internet. Such misuse could result in negative press coverage and harm our reputation.

The limitation of liability provisions in our standard terms and conditions may not fully or effectively protect us from claims as a result of applicable laws or unfavorable judicial decisions. The sale and support of our products and subscriptions also entails the risk of product liability claims. Indemnification by third-party manufacturers may not cover claims arising from design or manufacturing defects. Additionally, our insurance coverage may not adequately cover claims asserted against us, and even unsuccessful claims could result in litigation expenses, diversion of management's attention, and reputational harm.

In addition, our classifications of application type, virus, spyware, vulnerability exploits, data, or URL categories may falsely detect and act on threats that do not actually exist. This risk is heightened by the inclusion of heuristics features in our products and subscriptions that identify threats based on characteristics or anomalies rather than known signatures. These false positives may impair the perceived reliability of our products and adversely impact market acceptance of our products and subscriptions, our reputation, and our sales, and result in loss of channel partners or end-customers.

Our shared responsibility security model relies on customers to configure and use our products securely, and customer errors could harm our reputation even when we are not at fault.

We deliver certain of our products under a model in which we are responsible for the security of the underlying platform and infrastructure and our customers are responsible for configuring, deploying, patching, and using our products and configuring and implementing the security controls and posture within their environments. Customers may fail to implement, or may misconfigure, security features made available in our products and subscriptions, or may fail to follow best practices, resulting in security incidents affecting their environments or data. Even if we are not the cause of a customer security incident, our reputation, brand, and customer relationships may nonetheless be adversely impacted. Enterprise customers, regulators, and the market generally may not consistently distinguish between security incidents caused by our products and those caused by a customer failing to implement or misconfiguring security features of our products, and we may face claims, negative publicity, or regulatory scrutiny in either case. Any such incidents could adversely affect market perception of our offerings and, correspondingly, our business, financial condition, and operating results.

Our ability to sell our products and subscriptions is dependent on the quality of our technical support services and those of our channel partners, and the failure to offer high-quality technical support services could have a material adverse effect on our end-customers' satisfaction with our products and subscriptions, our sales, and our operating results.

After our products and subscriptions are deployed, our end-customers depend on our technical support services and those of our channel partners. Larger enterprise, service provider, and government entity end-customers have more complex networks and require higher levels of support. If our channel partners do not effectively provide support, we may need to provide direct support, requiring additional personnel and resources. If we cannot hire and deploy resources fast enough to meet demand, end-customer satisfaction will be adversely affected, and reliance on sales engineers for post-sales support would negatively impact our sales productivity. Failure by our company and our channel partners to provide high-quality support services could have a material adverse effect on our business, financial condition, and operating results.

Our subscription agreements typically contain service-level commitments, and failure to meet these commitments could reduce our revenue and harm our business.

Our subscription agreements for certain of our product offerings typically contain service-level commitments, including uptime and response time requirements. If we are unable to meet these commitments, we may be contractually obligated to provide service credits, refunds, or, in certain cases, permit customers to terminate their subscriptions. Any such credits or refunds could significantly affect our revenue in the periods in which they are applied. Service-level failures could also damage our reputation, reduce renewals, and expose us to litigation. As our SaaS-based revenues grow and our offerings expand to serve more mission-critical use cases, our exposure to service-level commitment obligations will continue to increase. Any material failure to meet these commitments could adversely affect our business, financial condition, and operating results.

We rely on data center facilities operated by third-party cloud service providers, and any limitations on capacity, or interference with our use could adversely affect our business, financial condition, and results of operations.

We rely on data center facilities operated by third-party cloud service providers to host and operate our cloud-based products and services. Any limitation on the capacity of these third-party providers, or tightening availability of cloud computing resources and machine compute capacity due to increased demand from other customers, supply chain constraints, or allocation decisions by providers, could impede our ability to onboard new customers, expand usage by existing customers, or deliver our products and services with the performance and reliability our customers expect. Demand for cloud computing infrastructure and specialized computing resources, including for AI and machine

learning workloads, has increased significantly across industries, and our third-party providers may prioritize other customers or uses, limit our access to capacity, or be unable to meet our requirements. In addition, decisions by the owners and operators of these data center facilities to terminate our contracts, discontinue services, shut down operations, increase prices, change service levels, limit bandwidth, or prioritize the traffic of other parties could have a material adverse effect on our operations.

RISKS RELATED TO INTELLECTUAL PROPERTY AND TECHNOLOGY LICENSING

Claims by others that we infringe their intellectual property rights could harm our business.

Companies in the enterprise security industry own large numbers of patents, copyrights, trademarks, domain names, and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Non-practicing entities also frequently bring such claims against companies in the enterprise security industry. Third parties have asserted, and may in the future assert, claims of infringement against us. For example, on January 31, 2024, in the Centripetal Networks, Inc. lawsuit against us, the jury returned a verdict of non-willful infringement, and a judgment was issued on October 3, 2024 assessing damages of $114 million, plus statutory interest, which is currently on appeal. Additional patent infringement cases are disclosed in Note 13. Commitments and Contingencies in Part II, Item 8 of this Annual Report on Form 10-K.

Third parties may also assert such claims against our end-customers or channel partners, whom our standard license and other agreements obligate us to indemnify against claims that our products and subscriptions infringe the intellectual property rights of third parties. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, that they have divulged proprietary or other confidential information, or that their former employers own their inventions or other work product. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology, products, subscriptions, and services. As we expand our footprint, both in our platforms, products, subscriptions, and services and geographically, more overlaps occur and we may face more infringement claims both in the United States and abroad.

Our competitors and others may have significantly larger and more mature patent portfolios than we have, and litigation has involved and will likely continue to involve patent-holding companies or owners who have no relevant product revenue and against whom our own patents provide little or no deterrence. We have not registered our trademarks in all geographic markets, which could adversely affect our ability to enforce and defend our trademark rights. Any infringement claim, even without merit, could cause us to incur substantial defense costs, distract management, and could require us to cease use of such intellectual property. Furthermore, because of the substantial discovery required in IP litigation, there is a risk that our confidential information could be compromised. A successful claimant could secure a judgment or settlement that prevents us from distributing certain products, performing certain services, or that requires us to pay substantial damages, royalties, or other fees. Any of these events could seriously harm our business, financial condition, and operating results.

Our proprietary rights may be difficult to enforce or protect, which could enable others to copy or use aspects of our products or subscriptions without compensating us.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, and trade secret protection laws, to protect our proprietary rights. We have filed various applications for certain aspects of our intellectual property. Valid patents may not issue from our pending applications, and the claims eventually allowed on any patents may not be sufficiently broad to comprehensively protect our technology or products and subscriptions. We cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection, which could prevent our patent applications from issuing as patents or invalidate our patents following issuance. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Additional uncertainty may result from changes to patent-related laws and court rulings in the United States and other jurisdictions. As a result, we may not be able to obtain adequate patent protection or effectively enforce any issued patents.

Unauthorized parties may attempt to copy aspects of our products or subscriptions or obtain and use information that we regard as proprietary. We enter into confidentiality or license agreements with employees, consultants, vendors, and end-customers and limit access to our proprietary information; however, these agreements may not be honored or our measures may not prevent misappropriation. As a well-known security provider, we may face a greater risk of unauthorized access to our proprietary information. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as U.S. laws. We may need to take legal action to enforce our intellectual property rights, which could result in substantial costs and diversion of resources, and could provoke counterclaims. If we are unable to protect our proprietary rights, we may find ourselves at a competitive disadvantage, which would have a material adverse effect on our business, financial condition, and operating results.

Our use of open source software in our products and subscriptions could negatively affect our ability to sell our products and subscriptions and subject us to possible litigation.

Our products and subscriptions contain software modules licensed to us by third-party authors under “open source” licenses. Some open source licenses contain requirements that we make available applicable source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with, or otherwise distribute or use open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar products or subscriptions with lower development effort and time and ultimately could result in a loss of product sales for us.

The terms of many open source licenses have not been interpreted by United States courts, and these licenses could be construed in a way that imposes unanticipated conditions or restrictions on our ability to commercialize our products and subscriptions. From time to time, there have been claims against companies that distribute or use open source software in their products and subscriptions, asserting that open source software infringes the claimants’ intellectual property rights. We could be subject to suits by parties claiming infringement of intellectual property rights in what we believe to be licensed open source software. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products and subscriptions on terms that are not economically feasible, to reengineer our products and subscriptions, to discontinue the sale of our products and subscriptions if reengineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, and operating results.

In addition, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or assurance of title. Our processes to help alleviate these risks, including a review process for screening open source usage requests, may not be effective.

We license technology from third parties, and our inability to maintain those licenses could harm our business.

We incorporate technology that we license from third parties, including software, into our products and subscriptions. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our products and subscriptions. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Some of our agreements with our licensors may be terminated for convenience by them. We may also be subject to additional fees or be required to obtain new licenses if any of our licensors allege that we have not properly paid for such licenses or that we have improperly used the technologies under such licenses, and such licenses may not be available on terms acceptable to us or at all. If we are unable to continue to license any of this technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or claims against us by our licensors, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell products and subscriptions containing such technology would be severely limited and our business could be harmed. Additionally, if we are unable to license necessary technology from third parties, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner or at all, and we may be required to use alternative technology of lower quality or performance standards. This would limit and delay our ability to offer new or competitive products and subscriptions and increase our costs of production. As a result, our margins, market share, and operating results could be significantly harmed.

RISKS RELATED TO OPERATIONS

We depend on manufacturing partners and limited sources of supply for our hardware products, making us susceptible to manufacturing delays, supply shortages, pricing fluctuations, and international trade risks that could prevent timely shipment of customer orders and result in the loss of sales and end-customers.

We depend on manufacturing partners, primarily our EMS provider, Flex, to manufacture our hardware product lines. Our substantial reliance on Flex or other manufacturing partners subjects us to concentration risks, such as reduced control over the manufacturing process, quality assurance, product costs and supply, and timing. Our hardware products are manufactured primarily in the United States, but some components are sourced outside the United States, subjecting us to geopolitical risks, trade regulations, tariffs, logistical risks, and foreign compliance requirements.

Changes to international trade agreements, tariffs, or trade regulations could lead to sourcing or logistics disruptions and increased costs. For example, U.S. and Chinese import tariffs have impacted some of our components, increasing our costs and potentially requiring us to further raise prices on our hardware products.

In the past, we experienced supply chain disruption and have incurred increased costs resulting from inflationary pressures and changes in U.S. trade policy. For example, we experienced supply chain disruption and inflationary pressures during our fourth quarter of fiscal 2026, resulting in increased costs for memory and other components, which have negatively affected our gross margin and could continue to affect our gross margin. Our manufacturing partners typically fulfill supply requirements on individual purchase orders without long-term capacity or pricing guarantees. Our contract with Flex permits termination for convenience, subject to prior notice requirements. Our manufacturing partners procure components and build products based on our forecasts, and from time to time, we

issue non-cancelable, non-returnable forecasts. If we are required to change manufacturing partners, or if our forecasting and inventory management systems prove inadequate, our ability to meet scheduled deliveries could be adversely affected. If our forecasts overestimate demand, we may be obligated to purchase excess inventory that we cannot sell, resulting in write-downs, increased carrying costs, and lower gross margins. Conversely, if our forecasts underestimate demand, we may experience insufficient supply, leading to product shortages, delayed deliveries, lost sales opportunities, and potential damage to customer relationships. Any production interruptions, whether from natural disasters, epidemics or pandemics, capacity shortages, or quality problems, would negatively affect sales and our business and operating results.

Our hardware products rely on key components, including integrated circuit components, purchased from a limited number of suppliers, including sole source providers. The manufacturing operations of some suppliers are geographically concentrated in Asia, making our supply chain vulnerable to regional disruptions and international regulations, including tariffs, sanctions, and export controls. We are also monitoring the tensions between China and Taiwan, and between the U.S. and China, which have increased our costs and could have an adverse impact on our business or results of operations in future periods. We do not have volume purchase contracts with our component suppliers, and they could cease selling to us or change prices at any time. For example, there is currently a global shortage of memory-related components, and certain of our hardware appliances require higher memory content, which has led to and may continue to lead to increased production costs. If we are unable to obtain sufficient components on commercially reasonable terms, we could be forced to redesign our products and qualify new suppliers, resulting in lost sales opportunities and damage to customer relationships.

If we are unable to attract, retain, and motivate our key technical, sales, and management personnel, our business could suffer.

Our future success depends, in part, on our ability to continue to attract, retain, and motivate the members of our management team and other key employees. For example, we are substantially dependent on the continued service of our engineering personnel because of the complexity of our offerings. Competition for highly skilled personnel, particularly in engineering, including in the areas of AI and machine learning, is intense, especially in the San Francisco Bay Area, where we have a substantial presence and need for such personnel. In addition, the industry in which we operate generally experiences high employee attrition. Our future performance depends on the continuing services and contributions of our senior management to execute on our business plan and to identify and pursue new opportunities and product innovations. If we are unable to hire, integrate, train, or retain the qualified and highly skilled personnel required to fulfill our current or future needs, our business, financial condition, and operating results could be harmed. Moreover, our hybrid work environment may also create operational, security, and workplace culture challenges that could hinder execution of our business objectives and our ability to attract and retain qualified and highly skilled personnel.

Further, we believe that a critical contributor to our success and our ability to retain highly skilled personnel has been our corporate culture, which we believe fosters innovation, inclusion, teamwork, passion for end-customers, focus on execution, and the facilitation of critical knowledge transfer and knowledge sharing. As we grow and change, and as we acquire and integrate other businesses, we may find it difficult to maintain these important aspects of our corporate culture. While we are taking steps to develop a more inclusive workforce, there is no guarantee that we will be able to do so. Any failure to preserve our culture as we grow could limit our ability to innovate and could negatively affect our ability to retain and recruit personnel, continue to perform at current levels, or execute on our business strategy.

We generate a significant amount of revenue from sales to distributors, resellers, and end-customers outside of the United States, and we are therefore subject to a number of risks associated with international sales and operations, including export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our ability to successfully grow our business will depend to a significant extent on our ability to expand our operations and customer base worldwide. Operating in a global marketplace, we are subject to risks associated with international reach, compliance, and regulatory requirements. We may experience difficulties in attracting and retaining international personnel or strategic distributor relationships, and business practices in international markets may require non-standard end-customer contract terms related to payment, warranties, or performance obligations.

Additionally, our international sales and operations are subject to a number of risks, including the following:

- political, economic, and social uncertainty around the world, health risks such as epidemics and pandemics, macroeconomic challenges, terrorist activities, the Russia-Ukraine war, tensions between China and Taiwan, the hostilities in Israel and the surrounding region, and continued hostilities in the Middle East;
- unexpected changes in, or the application of, foreign and domestic laws and regulations (including intellectual property rights protections), regulatory practices or enforcement policies, trade restrictions, international trade agreements, and foreign legal requirements, including those applicable to the importation, certification, localization and regulatory approval of our products, tariffs, and tax laws and treaties, including regulatory and trade policy changes adopted by the current administration, such as sanctions, or foreign countries’ response to regulatory changes adopted by the current administration; and

- non-compliance with U.S. and foreign laws, including antitrust regulations, anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the United Kingdom ("U.K.") Bribery Act, U.S. or foreign sanctions regimes and export or import control laws, and any trade regulations ensuring fair trade practices.

These and other factors could harm our future international revenues and, consequently, materially impact our business, financial condition, and operating results. In addition, because we incorporate encryption technology into our products, certain of our products are subject to U.S. export controls and may be exported outside the United States only with the required export license or license exception. U.S. export control laws and economic sanctions prohibit shipment of certain products to embargoed or sanctioned countries, governments, and persons. Various countries also regulate the import of encryption technology. Changes in export or import regulations, economic sanctions, or the countries and technologies targeted by such regulations could decrease use of our products internationally. Any failure by us or our channel partners to comply with trade regulations could subject us to substantial civil and criminal penalties. International trade laws continuously evolve, and monitoring and responding to these developments may require significant resources. Our failure to successfully manage our international operations and the associated risks could limit the future growth of our business.

Our products and subscriptions are subject to certification, testing, and regulatory approval requirements in foreign jurisdictions, and our failure to obtain or maintain such approvals could limit our ability to sell in those markets.

Our products and subscriptions are subject to regulatory requirements in a number of foreign jurisdictions, and the scope and complexity of these requirements continue to expand. For example, in China, our products may be required to comply with cybersecurity and data security laws, including the Cybersecurity Law, the Data Security Law, and related regulations, and may be subject to network security review, critical information infrastructure protection requirements, and mandatory product certifications. Other jurisdictions impose similar requirements, including local testing and certification requirements, in-country data storage or processing mandates, source code review or escrow obligations, and restrictions on the use of foreign-developed encryption or security technologies. Compliance with these requirements is costly and time-consuming, and the regulatory landscape in many jurisdictions is evolving and subject to change with limited or no notice. If we are unable to obtain or maintain required certifications, approvals, or authorizations in a timely manner, or if new or revised requirements render our products or subscriptions non-compliant, we may be unable to sell, deploy, or support our products in affected markets, which could result in lost revenue opportunities, reputational harm, and a material adverse effect on our business, financial condition, and operating results.

We are exposed to fluctuations in foreign currency exchange rates, which could negatively affect our financial condition and operating results.

Our sales contracts are primarily denominated in U.S. dollars, and therefore, a predominant amount of our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the cost of our products to end-customers outside the United States. Increased international sales in the future may result in greater foreign currency denominated sales, increasing our foreign currency risk.

Our operating expenses incurred outside the United States and denominated in foreign currencies are generally increasing and are subject to fluctuations due to changes in exchange rates. We have entered into forward contracts to reduce our foreign currency exchange exposure. As of July 31, 2026, the total notional amount of our outstanding foreign currency forward contracts was $2.2 billion. For more information, refer to Note 6. Derivative Instruments in Part II, Item 8 of this Annual Report on Form 10-K. The effectiveness of our hedging transactions may be limited, and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and operating results.

We face risks associated with having operations and employees located in Israel.

We have business operations in Israel, which meaningfully expanded as a result of the acquisition of CyberArk, and we intend to continue growing our presence in Israel. Our operations in Israel could be disrupted by political instability, civil unrest, terrorist attacks, acts of violence or war, or other military actions, including ongoing hostilities in the region. The effects of such hostilities on the Israeli economy and our operations in Israel are unclear, and current or future tensions and conflicts in the Middle East, including any escalation involving Iran, could adversely affect our business, financial condition, operating results, and cash flows.

Many of our employees in Israel are obligated to perform annual reserve duty in the Israeli military and are subject to being called for active duty under emergency circumstances, which has occurred as a result of regional hostilities. If many of our employees in Israel are called for active duty for a significant period of time, our operations could be disrupted and may not function at full capacity, which could adversely affect our business.

RISKS RELATED TO PRIVACY AND DATA PROTECTION

We may incur significant costs to comply with privacy and data protection laws and other requirements, and, if we fail to comply, we could be subject to government enforcement actions, private litigation, and adverse publicity, which could materially adversely affect our business, financial condition, and operating results.

A wide variety of laws, regulations, industry standards, contractual requirements, and other obligations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data in jurisdictions where we and our customers operate. Compliance with these laws and other obligations is difficult and costly, and they are subject to frequent and unexpected changes. For example, we are subject to the E.U. General Data Protection Regulation ("E.U. GDPR") and the U.K. General Data Protection Regulation ("U.K. GDPR," and collectively the "GDPR"), each of which imposes stringent data protection requirements and provides for costly penalties for noncompliance (up to the greater of (a) €20 million under the E.U. GDPR or £17.5 million under the U.K. GDPR, and (b) 4% of annual worldwide turnover), and confers the right upon data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations.

The GDPR restricts transfers of personal data outside of the European Economic Area ("EEA") (or, in the case of the U.K. GDPR, the U.K.) to non-EEA countries, such as the United States, unless adequate safeguards are implemented or a derogation applies. We rely on standard contractual clauses approved under the GDPR to carry out such transfers and to receive personal data subject to the GDPR (directly or indirectly) in the United States. In addition, with respect to the personal data that we process on behalf of our customers, we self-certified to the E.U.-U.S. Data Privacy Framework ("E.U.-U.S. DPF"), the UK Extension to the E.U.-U.S. DPF, and the Swiss-U.S. Data Privacy Framework (collectively, the "DPF") as set forth by the U.S. Department of Commerce for such transfers. However, the DPF may be subject to legal challenges that could invalidate its use. In addition, the U.K. Data (Use and Access) Act 2025 includes changes to the U.K.'s data protection regime that deviate from the GDPR, creating new compliance challenges. We anticipate future legal challenges and developments to approved data transfer mechanisms, including to the E.U.-U.S. DPF, which could result in additional compliance costs and harm our business. Among other effects of these developments, we may also experience reduced demand for our products and subscriptions from current or prospective customers in the EEA, Switzerland, and the U.K. (collectively, "Europe") on account of the risks identified in the Schrems II decision or other developments relating to cross-border data transfers, and we may find it necessary or desirable to make further changes to our processing of personal data of European residents. The regulatory environment applicable to the handling of European residents' personal data and cross-border data transfers, and our actions taken in response, may cause us to assume additional liabilities or incur additional costs.

We are also subject to U.S. privacy and data protection laws, including the California Consumer Privacy Act (the "CCPA"), which, among other requirements, requires enhanced disclosures, affords California residents with certain rights regarding their personal data, and creates a private right of action for data breaches caused by a lack of reasonable security. Over twenty other U.S. states have enacted similar privacy laws. Additionally, the U.S. Department of Justice has issued rules regarding access to or transfer of certain bulk sensitive personal data by countries of concern or covered persons, and we are subject to the Health Insurance Portability and Accountability Act ("HIPAA"), both of which carry significant enforcement penalties for non-compliance. These and other increasingly complex federal and state privacy laws and their enforcement may also require us to modify our data practices and incur additional substantial compliance costs.

We are also subject to obligations relating to personal data and data protection by contract and self-regulatory and industry standards. Additionally, the Federal Trade Commission and state attorneys general are more regularly bringing enforcement actions for deceptive practices related to the collection and security of personal data.

We and our customers could face risk of regulatory investigations, enforcement actions, private litigation (including class action litigation), and adverse publicity, including reputational damage and loss of customer confidence, for actual or perceived violations of any of the foregoing data protection obligations. Any such claims could result in substantial costs, remedial and reporting obligations, distraction of management, and diversion of resources. Our insurance may not cover all types of claims that may arise, and we cannot guarantee that applicable insurance will be available to us in the future on economically reasonable terms or at all. If any of the foregoing were to occur, our business, results of operations, and financial condition could be materially adversely affected.

Moreover, new legislation affecting the scope of personal data and information, especially relating to IP addresses, machine identification, AI and machine learning, location data, health information, and other information, may limit or inhibit our ability to operate or expand our business and may require significant additional expenditures to comply. Data localization laws may mandate that personal data collected in a foreign country be processed and stored within that country, potentially requiring costly restructuring of our cloud infrastructure. Public perception of privacy or information security concerns, whether or not valid, may harm our reputation and inhibit adoption of our products and subscriptions. Additionally, existing laws and regulations, and any changes to them, or new laws and regulations, could impose significant limitations or require changes to our business model, which may increase our compliance costs.

We are also subject to federal, state, provincial, and foreign laws regarding cybersecurity and the protection of our systems and confidential information. Many jurisdictions have enacted laws, such as the GDPR and the E.U. Network and Information Systems Directive II, requiring companies to adopt cybersecurity risk management measures and notify regulators (and individuals) of data breaches or cybersecurity incidents. If our data security measures fail to adequately protect our systems or confidential information, we could be liable to both our customers and their users for

any related losses. Additionally, we could face regulatory action or face litigation, and our customers could terminate or materially change their relationships with us, any of which could harm our business, financial condition, or operating results.

Tax, Accounting, Compliance, and Regulatory Risks

We may have exposure to tax liabilities that are greater than anticipated.

Our income tax obligations are based in part on our corporate structure and intercompany arrangements, including the manner in which we develop, value, and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our business, including the laws of the United States and various other jurisdictions, are subject to interpretation and certain jurisdictions may aggressively interpret their laws, regulations, and policies, including in an effort to raise additional tax revenue. The tax authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed or acquired technology or determining the proper charges for intercompany arrangements, which could increase our worldwide effective tax rate, harm our financial position and operating results, and have a negative effect on our cash flow. Some tax authorities of jurisdictions other than the United States may seek to assert extraterritorial taxing rights on our transactions or operations. It is possible that domestic or international tax authorities may subject us to tax examinations or audits, and such tax authorities may disagree with certain positions we have taken, and any adverse outcome of such an examination, review, or audit could result in additional tax liabilities and penalties and otherwise have a negative effect on our financial condition, operating results, and cash flow. Further, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded on our consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.

In addition, our future income tax obligations and effective tax rates could be adversely affected by changes in, or interpretations of, tax laws, regulations, policies, or decisions in the United States or in the other jurisdictions in which we operate including as a result of the U.S. federal tax legislation commonly referred to as the One Big Beautiful Bill Act, which was signed into law on July 4, 2025. In addition, our effective tax rates could be affected by fluctuations in the market price of our common stock and changes in the fair value of CyberArk's $1.25 billion aggregate principal amount of 0.00% Convertible Senior Notes due 2030 (the "2030 Notes") and the fair value of the capped call transactions (the "Capped Calls") we acquired in connection with the CyberArk acquisition. If our future tax obligations or effective tax rates increase as a result of these or other factors, it could have an adverse effect on our financial condition and operating results.

Moreover, in October 2021, the Organization for Economic Co-operation and Development ("OECD") issued model rules for a new global minimum tax framework, commonly referred to as "Pillar Two," which included the introduction of a 15% global minimum tax effective beginning January 1, 2024. To date, approximately 140 countries have tentatively signed a framework agreeing in principle to this initiative. A number of countries in which we do business have implemented or may implement Pillar Two proposals into local tax legislation. On January 5, 2026, the OECD released a "side-by-side" package (the "SbS Package") that generally establishes an exemption for U.S. multinationals from the 15% global minimum tax. However, the implementation of the SbS Package depends on domestic legislation and regulation in OECD member countries and is subject to subsequent review. Details around the proposals are still uncertain as the OECD and local jurisdictions continue to issue the technical guidance. Our effective tax rate and cash tax payments could increase in future years as a result of these changes.

Our estimates or judgments, including those relating to our critical accounting policies, are based on assumptions that may change or prove to be incorrect and, as a result, our operating results may differ from our publicly announced guidance or the expectations of securities analysts and investors, which may result in a decline in the market price of our common stock.

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported on our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. For more information relating to critical accounting policies, refer to the section entitled "Critical Accounting Estimates" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Annual Report on Form 10-K. In general, if our estimates, judgments, or assumptions relating to our critical accounting policies change or if actual circumstances differ from our estimates, judgments, or assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, which may result in a decline in the market price of our common stock.

We are obligated to maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or our internal control may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

If we are unable to assert that our internal controls are effective, our independent registered public accounting firm may not be able to formally attest to the effectiveness of our internal control over financial reporting. If, in the future, our chief executive officer, chief financial officer, or independent registered public accounting firm determines that our internal control over financial reporting is not effective as defined under Section 404, we could be subject to one or more investigations or enforcement actions by state or federal regulatory agencies, stockholder lawsuits, or other adverse actions requiring us to incur defense costs and pay fines, settlements, or judgments, causing investor perceptions to be adversely affected and potentially resulting in a decline in the market price of our common stock.

Our reputation and business could be negatively impacted by corporate responsibility matters, including our reporting of such matters.

Governmental authorities, certain investors, and other stakeholders continue to focus on, set and revise, expectations relating to corporate responsibility matters, both in the United States and internationally. Such expectations are evolving and may be contradictory. We communicate corporate responsibility initiatives, goals, and commitments regarding sustainability, inclusion, responsible sourcing, and community impact in our annual Corporate Responsibility Report, on our website, in our SEC filings, and elsewhere. These initiatives may be difficult to achieve and costly to implement. We could be criticized for their scope, nature, timing, or any revisions to them, and for the accuracy or completeness of our disclosures. Our actual or perceived failure to undertake these initiatives and achieve these goals, or the fact that we are undertaking these initiatives, could negatively impact our reputation or otherwise materially harm our business.

In addition, we are or may become subject to various new, proposed, and evolving sustainability-related laws and regulations, including, for example, the E.U.'s Corporate Sustainability Reporting Directive. Additional regulation may require us to incur significant costs associated with increased compliance burdens, including the implementation of additional internal controls processes and procedures, and impose increased oversight obligations on our management and board of directors, as well as require us to retain third-party experts. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, fines, or litigation, which could negatively impact our business, financial condition, and operating results.

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local, and foreign governmental agencies, including agencies responsible for employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, privacy, data security, and data protection laws, anti-bribery laws (including the U.S. Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act), import/export controls, securities laws, and tax laws and regulations. These laws and regulations may also impact our ability to develop new technologies, including emerging technologies such as AI. In certain jurisdictions, regulatory requirements may be more stringent than in the United States. Noncompliance could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, litigation, or injunctions. Responding to any action will likely result in significant diversion of management's attention and resources. If any governmental sanctions are imposed, our business, financial condition, and operating results could be materially adversely affected.

Risks Related to Our Common Stock and Convertible Notes

The market price of our common stock historically has been volatile, and the value of an investment in our common stock could decline.

The market price of our common stock has historically been, and is likely to continue to be, volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control and unrelated to our business, financial condition, or operating results. These fluctuations could cause a loss of all or part of an investment in our common stock. Factors that could cause fluctuations in the market price of our common stock include, but are not limited to:

- announcements by us or our competitors of new products, subscriptions, technologies, commercial relationships, strategic partnerships, acquisitions, or similar events;
- broader price and volume fluctuations in the stock market, and in particular the trading prices and volumes of technology companies and companies in our industry;
- fluctuations in the trading volume of our shares or the size of our public float, including sales or repurchases of large blocks of our common stock and future sales by our directors, executive officers, employees, or significant stockholders;
- issuances or sales of our common stock, or of debt or securities convertible into or exchangeable for our common stock, including in capital-raising transactions or as consideration in connection with acquisitions;

- actual or anticipated changes or fluctuations in our operating results, and whether our operating and/or financial results meet the expectations of securities analysts or investors;
- actual or anticipated changes in analyst or investor expectations, including as a result of our forward-looking statements or our failure to meet such expectations;
- inaccurate or unfavorable research reports about our business and industry, or reduced analyst coverage of our company;
- news or events affecting investor perception of our industry, including reports of significant cyberattacks;
- litigation involving us or our industry, and actions instituted by activist shareholders or others;
- regulatory developments in the United States or other jurisdictions;
- major catastrophic events and geopolitical or economic uncertainty around the world; or
- departures of key personnel.

Securities class action litigation has often been brought against companies that experience periods of volatility in the market price of such company's securities. Securities litigation could result in substantial costs, divert our management's attention and resources from our business, and have a material adverse effect on our business, financial condition, and operating results. Our insurance may not cover all types of claims that may arise, and we cannot guarantee that applicable insurance will be available to us in the future on economically reasonable terms or at all.

The issuance of additional common stock in connection with financings, acquisitions, investments, our stock incentive plans, convertible notes, or otherwise will dilute the stock held by all other stockholders.

Our restated certificate of incorporation authorizes us to issue up to 2.0 billion shares of common stock and up to 100 million shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue shares of common stock or securities convertible into or exchangeable for shares of our common stock from time to time in connection with a financing or other capital raising transaction, acquisitions, investments, our stock incentive plans, the settlement of our 2030 Notes, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.

We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance shareholder value, and share repurchases could affect the price of our common stock.

As of July 31, 2026, we had $1.0 billion available under our share repurchase program which will expire on December 31, 2026 and may be suspended or discontinued at any time without prior notice. Although our board of directors authorized the program, we are not obligated to repurchase any specific dollar amount or number of shares under the program. The share repurchase program could affect the price of our common stock, increase volatility, and diminish our cash reserves.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, stockholders may only receive a return on their investments in our common stock if the market price of our common stock increases.

Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment, which could also reduce the market price of our common stock.

Provisions in our restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change in control of our company or changes in our management. Our restated certificate of incorporation and amended and restated bylaws include provisions that, among other things:

- establish that our board of directors is divided into three classes, Class I, Class II, and Class III, with three-year staggered terms;
- authorize our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;
- provide our board of directors with the exclusive right to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death, or removal of a director;
- prohibit our stockholders from taking action by written consent;
- specify that special meetings of our stockholders may be called only by the chairman of our board of directors, our president, our secretary, or a majority vote of our board of directors;
- require the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our restated certificate of incorporation relating to the issuance of preferred stock and management of our business or our amended and restated bylaws;

- authorize our board of directors to amend our bylaws by majority vote; and
- establish advance notice procedures with which our stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for our stockholders to replace members of our board of directors, which is responsible for appointing the members of management. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. Any of these provisions could, under certain circumstances, depress the market price of our common stock.

We may not have the ability to raise the funds necessary to settle conversions of the 2030 Notes, repurchase the 2030 Notes upon a fundamental change, or repay the 2030 Notes in cash at their maturity, and our other debt may contain limitations on our ability to pay cash upon conversion or repurchase of the 2030 Notes.

In connection with the consummation of the CyberArk acquisition, we entered into a supplemental indenture (the "Supplemental Indenture") to the Indenture, dated as of June 10, 2025 (as supplemented by the Supplemental Indenture, the "Indenture"), governing the 2030 Notes, and in the Supplemental Indenture we agreed to guarantee the 2030 Notes.

Accordingly, we will need to make cash payments (a) if holders of the 2030 Notes require us to repurchase all, or a portion of, the 2030 Notes upon the occurrence of a fundamental change before the maturity date, (b) upon conversion of the 2030 Notes, or (c) to repay the 2030 Notes in cash at their maturity, unless earlier converted or repurchased.

If our cash provided by operating activities, together with our existing cash, cash equivalents, and investments, and existing sources of financing, are inadequate to satisfy these obligations, we will need to obtain third-party financing, which may not be available to us on commercially reasonable terms or at all, to meet these payment obligations.

In addition, our ability to repurchase or to pay cash upon conversion of the 2030 Notes may be limited by law, regulatory authority, or agreements governing our other indebtedness. Our failure to repurchase the 2030 Notes at a time when the repurchase is required by the Indenture, or to pay any cash amount due upon their maturity or conversion when required by the Indenture would constitute a default under the Indenture. A default under the Indenture could also lead to a default under agreements governing our other indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to satisfy all amounts due under our other indebtedness and the 2030 Notes.

The Capped Calls may affect the value of the 2030 Notes and our common stock.

In connection with the issuance of the 2030 Notes, CyberArk had previously entered into the Capped Calls, each with a financial institution (each, together with its affiliates, a "Dealer"). In connection with the CyberArk acquisition, we entered into substantially identical amended and restated letter agreements with respect to the Capped Calls, under which the Capped Calls were assigned to us and now reference our common stock. The Capped Calls are generally expected to reduce the potential dilution to our common stock upon conversion of the 2030 Notes and/or offset any potential cash payments we are required to make in excess of the principal amount of converted 2030 Notes, with such reduction and/or offset subject to a cap.

Any Dealer may modify or unwind its hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions prior to the maturity of the 2030 Notes (and is likely to do so following any conversion of the 2030 Notes, any repurchase of the 2030 Notes by us on any fundamental change repurchase date, any redemption date, or any other date on which the 2030 Notes are retired by us, in each case, if we exercise the relevant election under the Capped Calls and in connection with any negotiated unwind or modification of the Capped Calls). This activity could cause or prevent an increase or a decrease in the market price of our common stock or the 2030 Notes, which could affect a note holder's ability to convert its 2030 Notes and, to the extent the activity occurs during any observation period related to a conversion of the 2030 Notes, it could affect the amount and value of the consideration that the note holder would receive upon conversion of the 2030 Notes.

We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of the 2030 Notes or our common stock. In addition, we do not make any representation that any Dealer has engaged with or will engage in these transactions or that these transactions, if commenced, have not been or will not be discontinued without notice.

General Risk Factors

Our business is subject to the risks of earthquakes, fire, power outages, floods, health risks, climate change, and other catastrophic events, and to interruption by man-made problems, such as terrorism.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. In addition, climate-related events, including drought, flooding, heat waves, wildfires, increased storm severity, and sea level rise, may increase in frequency and intensity and could disrupt our business operations and damage our facilities. In addition, the data centers and cloud infrastructure we and our third-party providers use to deliver our products, subscriptions, and support offerings are subject to risks from extreme weather events and power disruptions associated with climate change. Other natural disasters, a significant power outage, telecommunications failure, terrorism, an armed conflict, cyberattacks, epidemics and pandemics, or other geopolitical unrest could affect our supply chain, manufacturers, logistics providers, channel partners, end-customers, or the economy as a whole, and such disruption could impact our shipments and sales. We may be subject to increased regulations, reporting requirements, standards, or stakeholder expectations regarding climate change that may impact our business, increase compliance costs, and require additional investment in our operations and disclosures. These risks may be further increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, the loss of customers, or the delay in the manufacture, deployment, or shipment of our products, our business, financial condition, and operating results would be adversely affected.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

As a global cybersecurity provider, cybersecurity risk management is an integral part of our overall enterprise risk management program. We recognize the critical importance that a strong cybersecurity risk management program plays in maintaining the trust and confidence of our customers, end users, business partners, stockholders and employees. We have established processes and procedures for identifying, evaluating, and responding to risks from cybersecurity threats, including any potential unauthorized access to our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or information.

Cybersecurity Risk Management and Strategy

Our cybersecurity risk management program includes written policies, standards, and procedures for maintaining data privacy, product security and information security to mitigate cybersecurity risks, and to identify, evaluate and respond to cybersecurity threats, vulnerabilities and incidents. Our cybersecurity risk management program and strategy is implemented across several areas, which include, but are not limited to, the following:

- ***Information Security.*** We maintain a written information security program, which provides for policies, standards, guidelines, and administrative, technical and physical safeguards that we believe are reasonably designed, in light of the nature, size and complexity of our operations, to protect the resiliency of our operations and the confidentiality, integrity, and availability of our information systems and information. The organizational, administrative and technical measures we implement are guided by recognized security frameworks established by the National Institute of Standards and Technology, the ISO/IEC 27000 series of standards, and other generally recognized industry standards. The program is assessed regularly and in light of new and emerging cybersecurity risks.
- ***Technical Safeguards and Product Security.*** We deploy and maintain a variety of technologies to detect and manage cybersecurity threats across the network, endpoint and cloud, as well as leverage Unit 42 to assess our internal security posture. We also apply security-by-design principles in our software development lifecycle, track vulnerabilities of open-source software, and run regular internal and external network scans. We conduct regular application security assessments, including our assessments for internet-facing applications that collect, transmit, or display end user data. We also employ tooling in certain areas to help prevent deviations from policy.

- ***Incident Response and Reporting.*** We maintain incident response and recovery protocols to enable prompt, effective and orderly identification, evaluation, management, and disposition of actual and potential security threats and incidents, including for purposes of escalation and internal and external-notification steps. We maintain a cross-functional incident response team, including senior representatives from information security, information technology, product, legal, privacy, communications, and finance, that is involved in assessing cybersecurity threats and incidents, assigning severity levels, and evaluating the potential impact, including the potential impact on our business strategy, results of operations and financial condition. Additionally, we utilize Unit 42 to support our response to threats. This allows for prompt direction of appropriate personnel and resources for incident management and response, and internal notification to appropriate members of management, which may include our chief executive officer, chief product and technology officer, chief information security officer, general counsel, chief financial officer, and/or chief accounting officer, and the security committee of our board of directors (the "Security Committee").
- ***Third-Party Risk Management.*** We maintain a risk-based approach to identifying and overseeing cybersecurity risks presented by certain third parties, including vendors, service providers, suppliers, operations parties, and other external users of our systems, as well as the systems of third parties that are important to our operations and/or process sensitive information on our behalf. This includes a security process to conduct due diligence prior to engaging contractors and vendors and assess the security capabilities of subcontractors and vendors on a periodic basis based on our assessment of each third party's operational criticality and risk profile. In addition, we maintain a security program designed to protect the security and integrity of our hardware products and data throughout the product design, development, manufacturing, delivery, and service and repair processes, which includes consideration of applicable supply chain risk management standards.
- ***Risk and Readiness Assessments.*** We engage in at least quarterly assessments and testing of the effectiveness of our cybersecurity risk management program and incident response protocols that are designed to identify and evaluate vulnerabilities and weaknesses, address cybersecurity threats and test our readiness to respond to cybersecurity incidents. These efforts include, but are not limited to, threat modeling, vulnerability scans, penetration testing, audits, and/or tabletop exercises. We regularly engage third parties to perform assessments on our cybersecurity measures, such as audits and independent reviews of our compliance with various security compliance standards, including those established by the American Institute of Certified Public Accountants, operating effectiveness and penetration tests. The results of such assessments are reported to management and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.
- ***Awareness and Training.*** We provide regular training for educating employees about corporate policies and procedures and information security designed to provide our employees with knowledge of best practices and effective tools for safeguarding our data and assets and reducing security risks based on the human threat vector. Employees are also trained on the responsible use of AI and on the secure use of AI through regular trainings. We also deliver experiential training, including by periodically conducting simulated phishing exercises to test employee awareness and compliance with our security policies.
- ***Governance.*** As discussed in more detail below under the heading, "Cybersecurity Governance," our board of directors has delegated oversight of enterprise security risk management, including, but not limited to, cybersecurity risk management to the Security Committee. As part of our cybersecurity risk management procedures, senior members of management and the Security Committee are informed regarding security events based on established reporting thresholds, and are provided ongoing updates regarding any such meaningful threat or incident.

As a global cybersecurity provider, we recognize that we may be a particularly attractive target for sophisticated threat actors. We have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially impacted or are reasonably likely to materially impact us, including our business strategy, results of operations, or financial condition, to date. However, we face ongoing and increasing cybersecurity risks, including from threat actors that are becoming more sophisticated and effective over time, and we can provide no assurance that there will not be incidents in the future or that past or future threats or incidents will not materially affect us, including our business strategy, results of operations, or financial conditions. Despite our efforts, we cannot eliminate all risks from cybersecurity threats or provide assurances that we have not experienced an undetected cybersecurity incident. For additional information regarding these risks, please refer to Part I, Item 1A, "Risk Factors," in this Form 10-K, including, but not limited to, the risk factor entitled "*A significant network or data security incident may materially impact our reputation, financial condition, and operating results.*"

Cybersecurity Governance

The Security Committee, which is composed of our independent directors and chaired by our chief product and technology officer, facilitates our board of directors' responsibility for oversight of security matters, including product security, data security, cybersecurity, security risk management, risk exposure and related controls and enterprise risk management related to these risks. The Security Committee, including our chief information security officer, reports regularly to the Board following meetings of the Security Committee with respect to its review and assessment of security matters and other matters that are relevant to the Security Committee's discharge of its responsibilities. The Security Committee meets quarterly to review with our chief information security officer and other members of management, which may include our chief executive officer, chief product and technology officer, chief financial officer, and general counsel, our cybersecurity programs, cybersecurity risks, mitigation or remediation strategies, and other matters impacting the committee's responsibilities.

Management is responsible for day-to-day risk management activities, with our chief information security officer being primarily responsible for identifying, assessing and managing our exposure to cybersecurity risks, establishing processes and procedures so that potential cybersecurity risk exposures are monitored, implementing appropriate mitigation or remediation measures as needed, and maintaining cybersecurity risk management programs. Our chief information security officer is also responsible for defining, overseeing, managing, implementing, and reviewing compliance with the information security programs described above under the heading "Cybersecurity Risk Management and Strategy." Our chief information security officer receives regular reports from our information security team and monitors the prevention, detection, and mitigation or remediation of cybersecurity risks, and works closely to keep the management team apprised of key risks, treats, and incidents. In addition, as described in further detail above under the heading "Cybersecurity Risk Management and Strategy," a cross functional team is involved in assessing and managing the risks from cybersecurity threats and incidents, and reporting information about risks to the Security Committee.

Our information security team consists of dedicated personnel who are experienced information systems security professionals and information security managers with many years of experience across a variety of technology sub-specialties. In particular, our chief information security officer has extensive experience in the management of cybersecurity risk management programs, having served in various roles in information technology and security for over 25 years. In addition, seven of the ten members of our board of directors have expertise in overseeing cybersecurity and information security management.

Item 2. Properties

Our corporate headquarters is located in Santa Clara, California, where we lease approximately 941,000 square feet of space under three lease agreements that expire in July 2040, with options to extend the lease terms through July 2052. We also lease space for personnel around the world, including Israel and India. In addition, we provide our cloud-based subscription offerings through data centers operated under co-location arrangements in the United States, Europe, and Asia. Refer to Note 12. Leases in Part II, Item 8 of this Annual Report on Form 10-K for more information on our operating leases. Additionally, we own 24.9 acres of land adjacent to our headquarters in Santa Clara, California, which we intend to develop to accommodate future expansion.

We believe that our current facilities are adequate to meet our current needs. We intend to expand our facilities or add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate ongoing operations and any such growth. However, we expect to incur additional expenses in connection with such new or expanded facilities.

Item 3. Legal Proceedings

The information set forth under the "Litigation" subheading in Note 13. Commitments and Contingencies in Part II, Item 8 of this Annual Report on Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock, $0.0001 par value per share, is traded on the Nasdaq Global Select Market under the symbol "PANW."

Holders of Record

As of August 31, 2026, there were 585 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Recent Sales of Unregistered Equity Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In February 2019, our board of directors authorized a $1.0 billion share repurchase program, which is funded from available working capital. Our board of directors subsequently authorized additional increases to this share repurchase program, bringing the total authorization to $5.1 billion, with $1.0 billion remaining as of July 31, 2026. The expiration date of this repurchase authorization was extended to December 31, 2026, and our repurchase program may be suspended or discontinued at any time. Repurchases under our program are to be made at management's discretion from time to time on the open market, through privately negotiated transactions, transactions structured through investment banking institutions, block purchase techniques, 10b5-1 trading plans, or a combination of the foregoing. During the three months ended July 31, 2026, we did not repurchase any shares pursuant to our share repurchase program.

Stock Price Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference into any filing of Palo Alto Networks, Inc. under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This performance graph compares the cumulative total return on our common stock with that of the Nasdaq 100 Index, the Standard & Poor's 500 Index ("S&P 500 Index), and the Standard & Poor's 500 Information Technology Index ("S&P 500 Information Technology Index") for the five years ended July 31, 2026. This performance graph assumes $100 was invested on July 31, 2021, in each of the common stock of Palo Alto Networks, Inc., the Nasdaq 100 Index, the S&P 500 Index, and the S&P 500 Information Technology Index, and assumes the reinvestment of any dividends. The stock price performance on this performance graph is not necessarily indicative of future stock price performance.

Palo Alto Networks, Inc. Comparison of Total Return Performance


$600
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$400
$300
$200
$100
Index Value ($)
Jul 21
Jul 22
Jul 23
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PANW
Nasdaq 100 Index
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Company/Index	7/31/2021	7/31/2022	7/31/2023	7/31/2024	7/31/2025	7/31/2026
Palo Alto Networks, Inc.	$ 100.00	$ 125.07	$ 187.92	$ 244.13	$ 261.02	$ 498.93
Nasdaq 100 Index	$ 100.00	$ 87.20	$ 107.06	$ 132.67	$ 160.30	$ 196.50
S&P 500 Index	$ 100.00	$ 95.36	$ 107.77	$ 131.64	$ 153.14	$ 183.10
S&P 500 Information Technology Index	$ 100.00	$ 94.49	$ 119.86	$ 162.04	$ 200.37	$ 252.91

Item 6. [Reserved]

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The following discussion and analysis contains forward-looking statements based on current expectations and assumptions that are subject to risks and uncertainties, which could cause our actual results to differ materially from those anticipated or implied by any forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Annual Report on Form 10-K, and in particular, the risks discussed under the caption “Risk Factors” in Part I, Item 1A of this report.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is organized as follows:

- ***Overview.*** A discussion of our business and overall analysis of financial and other highlights in order to provide context for the remainder of MD&A.
- ***Key Financial Metrics.*** A summary of our U.S. GAAP and non-GAAP key financial metrics, which management monitors to evaluate our performance.
- ***Results of Operations.*** A discussion of the nature and trends in our financial results and an analysis of our financial results comparing fiscal 2026 to fiscal 2025. For discussion and analysis related to our financial results comparing fiscal 2025 to 2024, refer to Part II, Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for fiscal 2025, which was filed with the Securities and Exchange Commission on August 29, 2025.
- ***Liquidity and Capital Resources.*** An analysis of changes on our balance sheets and cash flows, and a discussion of our financial condition and our ability to meet cash needs.
- ***Critical Accounting Estimates.*** A discussion of our accounting policies that require critical estimates, assumptions, and judgments.
- ***Recent Accounting Pronouncements.*** A discussion of expected impacts of impending accounting changes on financial information to be reported in the future.

Overview

Our mission is to be the cybersecurity partner of choice, protecting our digital way of life. Our platforms and services help secure enterprise users, networks, clouds, endpoints, AI apps and agents, and identities by delivering comprehensive cybersecurity backed by AI and automation, and provide real-time visibility and monitoring across cloud infrastructure, applications and AI workloads. A key element of our strategy is to help our customers simplify their security architectures through consolidating disparate point products. We execute on this strategy by developing our capabilities and packaging our offerings into platforms, which are able to cover many of our customers’ needs in the markets in which we operate. Our platformization strategy combines various products and services into a tightly integrated architecture for more secure, faster, and cost-effective outcomes.

Network & AI Security

Our Network & AI Security platform is designed to deliver complete zero trust solutions to our customers. The platform includes:

- *Secure Access Service Edge*. Prisma® Access, when combined with Prisma SD-WAN, provides a comprehensive AI-powered SASE solution that secures users, branches, data, AI apps and agents from the most evasive threats in the new AI landscape. Our Prisma Browser™ further extends zero-trust security and data protection to the browser, where the majority of work is done today, providing users with the freedom to work securely using our secure browser from any device.
- *Next-Generation Firewalls*. Our ML-Powered NGFWs secure on-premises environments including campus locations and data centers. Our software NGFWs secure virtual and cloud networks.
- *Cloud-Delivered Security Services*. Our network security platform integrates a suite of Precision AI powered security capabilities that complements our SASE and NGFW solutions. These include Advanced Threat Prevention, Advanced WildFire®, Advanced URL Filtering, Advanced DNS Security, Device Security, Quantum Security, NGTS, GlobalProtect®, Prisma Access Agent, Enterprise DLP, SaaS Security, and AI Access Security™. Through these add-on services, our customers are able to secure their content, applications, users, devices, and connection across their entire organization.

- *Prisma AIRS.* Prisma AIRS™ is our comprehensive AI security platform designed to help organizations discover, assess, and protect AI agents, applications, models and data across the AI lifecycle. It supports key enterprise use cases, including securing AI-assisted software development, protecting custom AI applications from development through runtime, and governing autonomous AI agents. Prisma AIRS™ brings together AI Gateway, Agent Security, AI Red Teaming, AI Runtime Security™, AI Model Security, and AI Posture Management in a unified platform. These capabilities provide visibility into AI assets and activity, assess risks before deployment, and enforce security controls during live AI interactions and agent actions.
- *Strata Cloud Manager.* SCM, is our AI-powered unified network security management and operations solution. It enables customers to manage and monitor their NGFW and SASE environments through a single, streamlined interface. SCM helps customers centrally manage configurations and security policies, assess security posture and network health, and streamline troubleshooting and remediation. It includes Strata Copilot, which offers a natural language interface for actionable insights and guided remediation, and integrates ADEM to help customers monitor and improve end-user performance across the enterprise.

Cortex

Our AI-powered Cortex® platform transforms end-to-end security operations and observability with unified data, AI, and automation for more secure, faster, and cost effective outcomes.

- *Security Operations.* We deliver the next generation of security operations capabilities that unifies standalone SIEM tools, endpoint security, security automation, CDR, as well as ASM capabilities on our Cortex platform. These include Cortex XSIAM®, for AI-powered security operations replacing traditional SIEM tools; Cortex XDR®, for the prevention, detection, and response to complex cybersecurity attacks; Cortex XSOAR®, for SOAR; Cortex Xpanse®, for ASM; and Koi Agentic Endpoint Security. Additionally, Cortex XSIAM integrates with the Chronosphere Telemetry Pipeline to ingest and optimize massive data volumes, promoting cost-effective scaling of autonomous operations.
- *Cloud Security.* We deliver comprehensive security across the cloud application development lifecycle through Cortex Cloud®, delivered as a scalable SaaS offering. As a comprehensive CNAPP combined with CDR, Cortex Cloud secures multi- and hybrid-cloud environments for applications, data, GenAI ecosystem, and the cloud native technology stack across the full development lifecycle, from code to cloud to security operations. As part of the Cortex Cloud platform, customers can expand from Cortex Cloud to our security operations offerings available on a single user experience and unified agent. We also offer our VM-Series and CN-Series virtual firewalls for inline network security on multi- and hybrid-cloud environments.
- *Observability.* Chronosphere, our next-generation observability platform, delivers real-time visibility and monitoring across cloud-native infrastructure, applications, and AI workloads. Purpose-built to handle the massive data volumes of the AI era, Chronosphere enables organizations to maintain system resilience and uptime with high cost-efficiency and reliability. Our observability platform provides comprehensive visibility into complex digital environments and automated troubleshooting of issues. It allows customers to transition from passive monitoring to proactive management of their entire digital estate. Our telemetry pipeline acts as an intelligent control layer that filters, transforms, and routes data. This helps reduce data volumes, enabling customers to cost-effectively scale their security and observability posture.

Idira

Idira™, our next-generation identity security platform, is designed to secure human, agentic, and machine identities across the enterprise with intelligent privilege controls and continuous threat prevention. By unifying identity access management, privilege access management, and identity governance and administration, organizations can continuously discover and protect against identity risk throughout the end-to-end identity lifecycle. The platform includes:

- *Workforce Identity Security.* Our solutions apply identity assurance and modern access controls for the entire workforce, including through adaptive MFA, SSO, secure browsing, web session protection, workforce password management, and automated identity lifecycle management. Our approach enforces least privilege by elevating access only when required.
- *IT and Developer Identity Security (Modern Privilege Access Management).* Our solutions secure high-risk access for IT administrators, third-party vendors, developers, and cloud operations teams across hybrid and multi-cloud environments, delivering just-in-time privileged access, session isolation, credential protection, and zero standing privileges, while providing native, secure access to cloud services, workloads, and development and operations pipelines. Organizations can eliminate excessive permissions, automate access to dynamic cloud resources, and maintain developer velocity while strengthening identity controls across infrastructure and application environments.
- *Machine Identity Security.* Our solutions secure the growing volume of non-human identities—such as workloads, applications, containers, service accounts, certificates, and keys, including through centralized discovery and management of secrets, certificate lifecycle automation, workload identity issuance, public key infrastructure-as-a-service, Kubernetes certificate management, and secure code signing.

- *Identity Governance and Administration*. IGA enables visibility into entitlements, automated joiner–mover–leaver processes, access certification, and ongoing identity compliance. AI-supported policy automation helps organizations govern access at scale and enforce a zero-trust model across all identities.
- *AI Agents Security*. Our solution discovers AI agents, assigns identity attributes, and restricts their access to task-specific resources. It helps monitor and record agent activity for audit purposes, allows organizations to suspend or revoke access if behavior deviates from expected norms, and governs the lifecycle of the agent and the actions taken to support compliance.

Threat Intelligence and Advisory Services

- Unit 42® brings together world-renowned expertise across threat research, incident response, and security consulting to deliver intelligence-driven, response-ready outcomes that help customers reduce cyber risk. Our elite consultants serve as trusted advisors to our customers by assessing and testing their security controls against sophisticated threats, including Frontier AI, transforming their security strategy with a threat-informed approach, and responding to security incidents on behalf of our clients. Additionally, Unit 42 offers MDR and managed threat hunting services. In April 2026, we launched a new suite of Unit 42 Frontier AI Defense services to help customers proactively discover and neutralize threats introduced by next-generation AI models.

For fiscal 2026 and 2025, total revenue was $11.5 billion and $9.2 billion, respectively, representing year-over-year growth of 24%. Our growth reflects the increased adoption of our portfolio, which consists of product, subscriptions, and support, and the contributions from our acquisitions in our current fiscal year. We believe our portfolio will enable us to benefit from recurring revenues and new revenues as we continue to grow our end-customer base. As of July 31, 2026, we had end-customers in over 180 countries. Our end-customers represent a broad range of industries, including education, energy, financial services, government entities, healthcare, Internet and media, manufacturing, public sector, and telecommunications, and include almost all of the Fortune 100 companies and a majority of the Global 2000 companies. We maintain a field sales force that works closely with our channel partners in developing sales opportunities. We primarily use a two-tiered, indirect fulfillment model whereby we sell our products, subscriptions, and support to our distributors, which, in turn, sell to our resellers, which then sell to our end-customers.

Our product revenue grew to $2.3 billion, or 19.9% of total revenue for fiscal 2026, representing year-over-year growth of 27%. Product revenue is derived from sales of hardware products, primarily our ML-Powered NGFW, and software licenses, including SD-WAN, VM-Series, and Panorama®. In connection with the acquisition of CyberArk in February 2026, our product revenue also includes on-premise software licenses of certain identity security offerings. Our ML-Powered NGFW incorporates our PAN-OS® operating system, which provides a consistent set of capabilities across our entire network security product line. Our hardware products and software licenses include a broad set of built-in networking and security features and functionalities. Our products are designed for different performance requirements throughout an organization, ranging from our PA-400, which is designed for small organizations and remote or branch offices, to our top-of-the-line PA-7500, which is designed for large-scale data centers and service provider use. The same firewall functionality that is delivered in our hardware products is also available in our VM-Series virtual firewalls, which secure virtualized and cloud-based computing environments, and in our CN-Series container firewalls, which secure container environments and traffic.

Our subscription and support revenue grew to $9.2 billion, or 80.1% of total revenue for fiscal 2026, representing year-over-year growth of 24%. Our subscriptions provide our end-customers with near real-time access to the latest intrusion prevention, web security, modern malware prevention, data loss prevention, cloud security access broker, and AI security capabilities across the network, endpoints, and the cloud. Our subscriptions also include security operations, which enable customers to leverage the AI-powered Cortex platform for advanced capabilities such as security information and event management, next-generation antivirus, endpoint detection and response, extended detection and response, identity threat detection and response, cloud detection and response, SOAR, ASM, and CNAPP for comprehensive cloud security. In connection with our acquisition of Chronosphere in January 2026, our subscriptions also include a next-generation observability platform for cloud-native infrastructure and applications as well as telemetry pipeline management that is designed to handle vast cloud data volumes with cost-efficiency and reliability. With the acquisition of CyberArk, our subscriptions include a next-generation identity security platform designed to secure human, AI, and machine identity across the enterprise with intelligent privilege controls and continuous threat prevention. Additionally, we offer MDR for Cortex subscriptions, powered by Unit 42's elite expertise. When customers purchase our physical, virtual, or container firewalls, or certain cloud offerings, they typically purchase support in order to receive ongoing security updates, upgrades, bug fixes, and repairs. In addition to the subscriptions purchased with these firewalls, customers may also purchase other subscriptions on a per-user, per-endpoint, or capacity-based basis. We also offer professional services, including incident response, risk management, digital forensic services, and technical account management.

We continue to invest in innovation as we evolve and further extend the capabilities of our portfolio, as we believe that innovation and timely development of, and investment in, new features and products are essential to meeting the needs of our end-customers and improving our competitive position. During fiscal 2026, we introduced several upgrades and new offerings, including: PAN-OS 12.1 Orion, Prisma AIRS 2.0, NGTS, and Prisma AIRS 3.0. Additionally, we evaluate opportunities to acquire complementary businesses, technologies, services, and intellectual property to complement our organic innovation and research and development efforts, advance the development of our platforms, and enable further investment in our key priority areas. For example, on January 29, 2026, we completed the acquisition of Chronosphere, forming our observability platform; on February 11, 2026, we completed the acquisition of CyberArk, forming our next-generation identity security platform; on April 14, 2026, we completed the acquisition of Koi, adding agentic endpoint security capabilities to our security operations platform and enhancing Prisma AIRS; on May 29, 2026, we completed the acquisition of Portkey, enhancing our Prisma AIRS capabilities; on August 27, 2026, we completed the acquisition of Embrace, which we expect will add RUM capabilities to our observability platform; and on September 1, 2026, we completed the acquisition of Console, which we expect will deepen our agentic capabilities in Cortex. On July 16, 2026, we announced the general availability of Prisma AIRS Gateway, which incorporates AI gateway capabilities acquired through Portkey into Prisma AIRS.

We believe that the growth of our business and our short-term and long-term success are dependent upon many factors, including our ability to extend our technology leadership, grow our base of end-customers, expand deployment of our portfolio and support offerings within existing end-customers, focus on end-customer satisfaction, and address any product vulnerabilities. To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner. While these areas present significant opportunities for us, they also pose challenges and risks that we must successfully address in order to sustain the growth of our business and improve our operating results. For additional information regarding the challenges and risks we face, see the “Risk Factors” section in Part I, Item 1A of this Annual Report on Form 10-K.

IMPACT OF MACROECONOMIC DEVELOPMENTS AND OTHER FACTORS ON OUR BUSINESS

Our overall performance depends in part on worldwide economic and geopolitical conditions and their impact on customer behavior. Changes in legislation or regulations and actions by regulators, including changes in enforcement and administration policies, may have an impact on our financial condition and operating results. Significant changes in U.S. or global trade policy, including further expansion of U.S. export/imports controls and tariffs, as well as retaliatory actions by other countries, may materially and adversely affect our business. Further, economic conditions, including inflation, high interest rates, slow growth, fluctuations in foreign exchange rates, supply chain disruptions, including increased memory, storage, or other component shortages and costs, impacts of trade regulations or international trade disputes, and other conditions, may materially and adversely affect our financial condition and operating results.

The hostilities in Israel, Iran, and the surrounding region have continued to result in economic and political uncertainty. While we have business operations in Israel, and intend to continue growing our presence in Israel, we currently do not expect significant business disruption. We are actively monitoring, evaluating, and responding to the situation.

We are also monitoring the impact of inflationary pressures and the tensions between China and Taiwan, and between the U.S. and China, which have increased our costs and could have an adverse impact on our business or results of operations in future periods.

Key Financial Metrics

We monitor the key financial metrics set forth in the tables below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. We discuss revenue, gross margin, and the components of operating income and margin below under “Results of Operations.”

	July 31,	
	2026	2025
	(in billions)	
Next-Generation Security Annualized Recurring Revenue	$ 9.1	$ 5.6
Remaining performance obligations	$ 21.2	$ 15.8

	Year Ended July 31,		
	2026	2025	2024
	(dollars in millions)		
Total revenue	$ 11,480	$ 9,221	$ 8,027
Total revenue year-over-year percentage increase	24 %	15 %	16 %
Gross margin	70.4 %	73.4 %	74.3 %
Operating income	$ 695	$ 1,243	$ 684
Operating margin	6.1 %	13.5 %	8.5 %
Net cash provided by operating activities	$ 4,553	$ 3,716	$ 3,258
Free cash flow (non-GAAP)	$ 4,113	$ 3,469	$ 3,101

- ***Next-Generation Security Annualized Recurring Revenue ("NGS ARR").*** Our NGS ARR represents the annualized allocated revenue of all active contracts as of the final day of the reporting period related to all product, subscription, and support offerings, excluding revenue from hardware products, and legacy attached subscriptions, support offerings, and professional services. NGS ARR is an operating metric that we use to assess the strength and trajectory of our business. NGS ARR should be viewed independently of revenue, deferred revenue, and remaining performance obligations and does not represent our revenue under U.S. GAAP on an annualized basis, as it is an operating metric that can be impacted by contract start and end dates and renewal rates. NGS ARR is not intended to be a replacement for forecasts of revenue. The scope of products, subscriptions, and support offerings that contribute to NGS ARR will generally increase over time as we introduce or acquire new next-generation products, subscriptions, and support offerings.
- ***Net Cash Provided by Operating Activities.*** We monitor net cash provided by operating activities as a measure of our overall business performance. Our net cash provided by operating activities is driven in large part by sales of our products and from up-front payments for subscription and support offerings. Monitoring net cash provided by operating activities enables us to analyze our financial performance without the non-cash effects of certain items such as share-based compensation costs, depreciation, and amortization, thereby allowing us to better understand and manage the cash needs of our business.
- ***Free Cash Flow (non-GAAP).*** We define free cash flow, a non-GAAP financial measure, as net cash provided by operating activities less purchases of property, equipment, and other assets. We consider free cash flow to be an operating metric as well as a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after necessary capital expenditures. A limitation of the utility of free cash flow as a measure of our liquidity is that it does not represent the total increase or decrease in our cash balance for the period. In addition, it is important to note that other companies, including companies in our industry, may not use free cash flow, may calculate free cash flow in a different manner than we do, or may use other financial measures to evaluate their liquidity, all of which could reduce the usefulness of free cash flow as a comparative measure. A reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, is provided below:

	Year Ended July 31,		
	2026	2025	2024
	(in millions)		
Free cash flow (non-GAAP):			
Net cash provided by operating activities	$ 4,553	$ 3,716	$ 3,258
Less: purchases of property, equipment, and other assets	440	247	157
Free cash flow (non-GAAP)	$ 4,113	$ 3,469	$ 3,101
Net cash used in investing activities	$ (3,104)	$ (2,205)	$ (1,510)
Net cash used in financing activities	$ (1,202)	$ (779)	$ (1,343)

Results of Operations

The following table summarizes our results of operations for the periods presented and as a percentage of our total revenue for those periods based on our consolidated statements of operations data. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended July 31,					
	2026		2025		2024	
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(dollars in millions)					
Revenue:						
Product	$ 2,280	19.9 %	$ 1,802	19.5 %	$ 1,603	20.0 %
Subscription and support	9,200	80.1 %	7,419	80.5 %	6,424	80.0 %
Total revenue	11,480	100.0 %	9,221	100.0 %	8,027	100.0 %
Cost of revenue:						
Product	568	4.9 %	413	4.5 %	348	4.3 %
Subscription and support	2,835	24.7 %	2,038	22.1 %	1,711	21.4 %
Total cost of revenue[(1)]	3,403	29.6 %	2,451	26.6 %	2,059	25.7 %
Total gross profit	8,077	70.4 %	6,770	73.4 %	5,968	74.3 %
Operating expenses:						
Research and development	2,552	22.2 %	1,984	21.5 %	1,810	22.5 %
Sales and marketing	3,931	34.3 %	3,100	33.6 %	2,794	34.8 %
General and administrative	899	7.8 %	443	4.8 %	680	8.5 %
Total operating expenses[(1)]	7,382	64.3 %	5,527	59.9 %	5,284	65.8 %
Operating income	695	6.1 %	1,243	13.5 %	684	8.5 %
Other income (expense), net	(159)	(1.4)%	353	3.8 %	304	3.8 %
Income before income taxes	536	4.7 %	1,596	17.3 %	988	12.3 %
Provision for (benefit from) income taxes	229	2.0 %	462	5.0 %	(1,590)	(19.8)%
Net income	$ 307	2.7 %	$ 1,134	12.3 %	$ 2,578	32.1 %

(1) Includes share-based compensation as follows:

	Year Ended July 31,		
	2026	2025	2024
	(in millions)		
Cost of product revenue	$ 5	$ 5	$ 7
Cost of subscription and support revenue	161	127	121
Research and development	688	551	526
Sales and marketing	513	359	301
General and administrative	448	258	124
Total share-based compensation	$ 1,815	$ 1,300	$ 1,079

IMPACT OF ACQUISITIONS

Our operating results were impacted by our acquisitions. In discussions of our results of operations, we may qualitatively or quantitatively disclose the impact of our acquisitions on revenue, costs, and expenses for the one year period subsequent to the acquisition date where such discussions would be meaningful.

REVENUE

Our revenue consists of product revenue and subscription and support revenue. Revenue is recognized upon transfer of control of the corresponding promised products and subscriptions and support to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those products and subscriptions and support. We expect our revenue to vary from quarter to quarter based on seasonal and cyclical factors and business acquisitions.

PRODUCT REVENUE

Product revenue is derived from sales of hardware products, primarily our ML-Powered NGFW, software licenses, including SD-WAN, VM-Series, Panorama, and certain identity security offerings. Our hardware products and software licenses include a broad set of built-in networking and security features and functionalities. We recognize product revenue at the time of hardware shipment or delivery of software license. As a percentage of product revenue, we expect our revenue from software licenses to vary from quarter to quarter and increase over the long term as we improve features and capabilities of our on-premise software, renew our software license contracts, and expand our installed end-customer base.

	Year Ended July 31,		Change		Year Ended July 31,		Change	
	2026	2025			2025	2024		
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Product	$ 2,280	$ 1,802	$ 478	27 %	$ 1,802	$ 1,603	$ 199	12 %

Product revenue increased for fiscal 2026 compared to fiscal 2025 driven by increased revenue from software licenses, including from our CyberArk acquisition, and increased demand for our new generation of hardware products.

SUBSCRIPTION AND SUPPORT REVENUE

Subscription and support revenue is derived primarily from sales of our subscription and support offerings. Our subscription and support contracts are typically one to five years. We recognize revenue from subscriptions and support over time as the services are performed. As a percentage of total revenue, we expect our subscription and support revenue to vary from quarter to quarter and increase over the long term as we introduce new subscriptions, renew existing subscription and support contracts, and expand our installed end-customer base.

	Year Ended July 31,		Change		Year Ended July 31,		Change	
	2026	2025			2025	2024		
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Subscription	$ 6,239	$ 4,974	$ 1,265	25 %	$ 4,974	$ 4,188	$ 786	19 %
Support	2,961	2,445	516	21 %	2,445	2,236	209	9 %
Total subscription and support	$ 9,200	$ 7,419	$ 1,781	24 %	$ 7,419	$ 6,424	$ 995	16 %

Subscription and support revenue increased for fiscal 2026 compared to fiscal 2025 due to increased demand for our subscription and support offerings from our end-customers, including from our CyberArk and Chronosphere acquisitions. The mix between subscription revenue and support revenue will fluctuate over time, depending on the introduction of new subscription offerings, renewals of support services, and our ability to increase sales to new and existing end-customers.

REVENUE BY GEOGRAPHIC THEATER

	Year Ended July 31,				Year Ended July 31,			
	2026	2025	Change		2025	2024	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Americas	$ 7,679	$ 6,205	$ 1,474	24 %	$ 6,205	$ 5,483	$ 722	13 %
Europe, the Middle East, and Africa ("EMEA")	2,428	1,917	511	27 %	1,917	1,602	315	20 %
Asia Pacific and Japan ("APAC")	1,373	1,099	274	25 %	1,099	942	157	17 %
Total revenue	$ 11,480	$ 9,221	$ 2,259	25 %	$ 9,221	$ 8,027	$ 1,194	15 %

Revenue from the Americas, EMEA and APAC increased year-over-year for fiscal 2026 as we continued to increase investment in our global sales force in order to support our growth and innovation, with the Americas contributing the highest increase in revenue due to its larger scale.

COST OF REVENUE

Our cost of revenue consists of cost of product revenue and cost of subscription and support revenue.

COST OF PRODUCT REVENUE

Cost of product revenue primarily includes costs paid to our manufacturing partners for procuring components and manufacturing our products. Our cost of product revenue also includes personnel costs, which consist of salaries, benefits, bonuses, share-based compensation, and travel associated with our operations organization, inventory excess and obsolete charges, shipping and tariff costs, amortization of intangible assets, product testing costs, and shared costs. Shared costs consist of certain facilities, depreciation, benefits, recruiting, and information technology costs that we allocate based on headcount. We expect our cost of product revenue to fluctuate with our revenue from hardware products.

	Year Ended July 31,				Year Ended July 31,			
	2026	2025	Change		2025	2024	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Cost of product revenue	$ 568	$ 413	$ 155	38 %	$ 413	$ 348	$ 65	19 %

Cost of product revenue increased for fiscal 2026 compared to fiscal 2025 primarily due to increased demand for our hardware products, higher amortization of intangible assets as a result of our CyberArk acquisition, and higher costs primarily driven by supply chain challenges, partially offset by a decrease in inventory excess and obsolete charges.

COST OF SUBSCRIPTION AND SUPPORT REVENUE

Cost of subscription and support revenue includes personnel costs for our global customer support and technical operations organizations, data center and cloud hosting costs, third-party professional services costs, amortization of acquired intangible assets and capitalized software development costs, customer support and repair costs, and shared costs. We expect our cost of subscription and support revenue to increase as our installed end-customer base grows and adoption of our cloud-based subscription offerings increases.

	Year Ended July 31,				Year Ended July 31,			
	2026	2025	Change		2025	2024	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Cost of subscription and support revenue	$ 2,835	$ 2,038	$ 797	39 %	$ 2,038	$ 1,711	$ 327	19 %

Cost of subscription and support revenue increased for fiscal 2026 compared to fiscal 2025, primarily due to higher cloud hosting costs to support the growth of our cloud-based offerings, amortization of intangible assets from acquisitions in fiscal 2026, and personnel costs driven by headcount growth, including from our acquisitions.

GROSS MARGIN

Gross margin has been and will continue to be affected by a variety of factors, including the introduction of new products, manufacturing costs, the average sales price of our products, cloud hosting costs, personnel costs, the mix of products sold, and the mix of revenue between product and subscription and support offerings. Our higher-end firewall products generally have higher gross margins than our lower-end firewall products within each product series. We expect our gross margins to vary over time depending on the factors described above.

	Year Ended July 31,					
	2026		2025		2024	
	Amount	Gross Margin	Amount	Gross Margin	Amount	Gross Margin
	(dollars in millions)					
Product	$ 1,712	75.1 %	$ 1,389	77.1 %	$ 1,255	78.3 %
Subscription and support	6,365	69.2 %	5,381	72.5 %	4,713	73.4 %
Total gross profit	$ 8,077	70.4 %	$ 6,770	73.4 %	$ 5,968	74.3 %

Product gross margin decreased for fiscal 2026 compared to fiscal 2025 primarily due to a decrease in gross margin on our hardware products, including the impact from supply chain challenges, and higher amortization of intangible assets, partially offset by an increase in software license revenue from our CyberArk acquisition and decrease in inventory excess and obsolete charges.

Subscription and support gross margin decreased for fiscal 2026 compared to fiscal 2025 primarily due to higher amortization of intangible assets as a result of our acquisitions in our current fiscal year and an increase in costs related to our cloud-based offerings.

OPERATING EXPENSES

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, share-based compensation, travel and entertainment, and with regard to sales and marketing expense, sales commissions. Our operating expenses also include shared costs, which consist of certain facilities, depreciation, benefits, recruiting, and information technology costs that we allocate based on headcount to each department. We expect operating expenses generally to increase in absolute dollars and to decrease over the long term as a percentage of revenue as we continue to scale our business. As of July 31, 2026, we expect to recognize approximately $3.3 billion of share-based compensation expense over a weighted-average period of approximately 2.5 years, excluding additional share-based compensation expense related to any future grants of share-based awards. Share-based compensation expense is generally recognized on a straight-line basis over the requisite service periods of the awards.

In March 2026, the Knesset Finance Committee approved the Law for the Encouragement and Incentivization of Research and Development (the “R&D Law”), which provides incentives for qualifying research and development expenditures incurred on or after January 1, 2026. The R&D Law introduces a qualified refundable tax credit, at varying rates based on specified thresholds, for qualifying research and development expenditures incurred in Israel, subject to meeting defined eligibility criteria. The R&D Law further provides that all or a portion of any unutilized tax credit will be refunded in cash upon the lapse of a period stipulated by the R&D Law. The amount of credit ultimately realized, if any, may differ from our current estimates due to, among other things, changes in the interpretive guidance, eligibility determination, or additional regulations that the Israeli government has indicated it intends to issue regarding the implementation of the R&D Law. For the year ended July 31, 2026, the impact of the R&D Law was not material to our consolidated financial statements. The benefit associated with the R&D Law may vary in future periods depending on the level and nature of qualifying expenditures, the evolving regulatory framework, and other factors.

RESEARCH AND DEVELOPMENT

Research and development expense consists primarily of personnel costs. Research and development expense also includes cloud hosting and shared costs. We expect research and development expense to increase in absolute dollars as we continue to invest in our future products and services, although our research and development expense may fluctuate as a percentage of total revenue.

	Year Ended July 31,				Year Ended July 31,			
	2026	2025	Change		2025	2024	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Research and development	$ 2,552	$ 1,984	$ 568	29 %	$ 1,984	$ 1,810	$ 174	10 %

Research and development expense increased for fiscal 2026 compared to fiscal 2025 primarily due to increased personnel costs, which increased by $429 million for fiscal 2026 compared to fiscal 2025, largely due to headcount growth, including from our acquisitions.

SALES AND MARKETING

Sales and marketing expense consists primarily of personnel costs, including commission expense. Sales and marketing expense also includes costs for market development programs, promotional and other marketing costs, professional services, amortization of intangible assets, and shared costs. We continue to strategically invest in headcount and have grown our sales presence. We expect sales and marketing expense to continue to increase in absolute dollars as we increase the size of our sales and marketing organizations to grow our customer base, increase touch points with end-customers, and expand our global presence, although our sales and marketing expense may fluctuate as a percentage of total revenue.

	Year Ended July 31,				Year Ended July 31,			
	2026	2025	Change		2025	2024	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Sales and marketing	$ 3,931	$ 3,100	$ 831	27 %	$ 3,100	$ 2,794	$ 306	11 %

Sales and marketing expense increased for fiscal 2026 compared to fiscal 2025 primarily due to increased personnel costs, which increased by $584 million for fiscal 2026 compared to fiscal 2025, largely due to headcount growth, including from our acquisitions. The increase was further driven by higher amortization of purchased intangible assets as a result of our acquisitions in fiscal 2026.

GENERAL AND ADMINISTRATIVE

General and administrative expense consists primarily of personnel costs and shared costs for our executive, finance, human resources, information technology, and legal organizations, and professional services costs, which consist primarily of legal, auditing, accounting, and other consulting costs. General and administrative expense also includes change in fair value of contingent consideration liability. Excluding the near-term impact of our acquisitions in our current fiscal year, we expect general and administrative expense to increase in absolute dollars over time as we increase the size of our general and administrative organizations and incur additional costs to support our business growth, although our general and administrative expense may fluctuate as a percentage of total revenue.

	Year Ended July 31,				Year Ended July 31,			
	2026	2025	Change		2025	2024	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
General and administrative	$ 899	$ 443	$ 456	103 %	$ 443	$ 680	$ (237)	(35)%

General and administrative expense increased for fiscal 2026 compared to fiscal 2025 primarily due to increased personnel costs, which grew $253 million for fiscal 2026 compared to fiscal 2025, primarily due to accelerated vesting of certain equity awards in connection with our acquisitions in fiscal year 2026, employee severance charges in connection with our CyberArk acquisition, and headcount growth, including from our acquisitions. The increase in general and administrative expense was further driven by an increase in acquisition-related costs.

OTHER INCOME (EXPENSE), NET

Other income (expense), net includes interest income earned on our cash, cash equivalents, and investments, interest expense related to our 0.375% Convertible Senior Notes due 2025 (the “2025 Notes”), gains and losses from foreign currency remeasurement and foreign currency transactions, and changes in fair value of our 0.0% Convertible Senior Notes due 2030 (the “2030 Notes”) and capped call transactions we assumed in connection with our acquisition of CyberArk (“Capped Calls”).

	Year Ended July 31,				Year Ended July 31,			
	2026	2025	Change		2025	2024	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Other income (expense), net	$ (159)	$ 353	$ (512)	(145)%	$ 353	$ 304	$ 49	16 %

Other income (expense), net decreased for fiscal 2026 compared to fiscal 2025 primarily due to a loss from the change in fair value of our 2030 Notes, partially offset by gains from the change in fair value of our Capped Calls and gains on sales of our investments to fund acquisitions.

PROVISION FOR (BENEFIT FROM) INCOME TAXES

Provision for income taxes consists primarily of U.S. and foreign income taxes. We had a benefit from income taxes during fiscal 2024 primarily due to the release of our valuation allowance on U.S. federal, U.S. states other than California, and U.K. deferred tax assets.

	Year Ended July 31,				Year Ended July 31,			
	2026	2025	Change		2025	2024	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Provision for (benefit from) income taxes	$ 229	$ 462	$ (233)	(50)%	$ 462	$ (1,590)	$ 2,052	(129)%
Effective tax rate	42.7 %	28.9 %			28.9 %	(160.8)%		

Our effective tax rate increased for fiscal 2026 compared to fiscal 2025 primarily due to non-deductible changes in fair value of our 2030 Notes and Capped Calls and share based compensation, partially offset by intercompany legal entity restructuring in fiscal 2026 and the impact of adoption of One Big Beautiful Bill Act in fiscal 2025.

Liquidity and Capital Resources

	July 31,	
	2026	2025
	(in millions)	
Working capital (deficit)	$ (1,280)	$ (465)
Cash, cash equivalents, and investments:		
Cash and cash equivalents	$ 2,514	$ 2,269
Investments	5,392	6,190
Total cash, cash equivalents, and investments	$ 7,906	$ 8,459

As of July 31, 2026, our total cash, cash equivalents, and investments of $7.9 billion were held for general corporate purposes. As part of the acquisition of CyberArk, we executed an intercompany transaction to repatriate $3.5 billion of foreign earnings, resulting in immaterial income tax expense related to state and other taxes. Our remaining unremitted earnings are indefinitely reinvested.

DEBT

In February 2026 in connection with the acquisition of CyberArk, we entered into a supplemental indenture (the "Supplemental Indenture") to the Indenture, dated as of June 10, 2025 (together with the Supplemental Indenture, the "Indenture"), between CyberArk, as issuer, and U.S. Bank Trust Company, National Association, as trustee, governing CyberArk's $1.25 billion aggregate principal amount of the 2030 Notes. As a result of our acquisition of CyberArk and pursuant to the Supplemental Indenture, the 2030 Notes are now exchangeable into shares of our common stock and cash. The 2030 Notes mature on June 15, 2030; however, under certain circumstances, holders may surrender their 2030 Notes for conversion prior to the maturity date. Upon conversion of the 2030 Notes, we will pay cash equal to the aggregate principal amount of the 2030 Notes to be converted, and, at our election, we will pay or deliver cash or a combination of cash and shares of our common stock for the amount of our conversion obligation in excess of the aggregate principal amount of the 2030 Notes converted. During the year ended July 31, 2026, holders surrendered $153 million in aggregate principal amount of the 2030 Notes for conversion, which were settled for $160 million in cash. After giving effect to these conversions, the remaining outstanding principal balance of the 2030 Notes was $1.1 billion.

The sale price condition for the 2030 Notes was not met during the calendar quarter ended June 30, 2026, and as a result, our 2030 Notes are not convertible pursuant to that condition during the calendar quarter ending September 30, 2026. If the sale price condition for the 2030 Notes is met during the calendar quarter ending September 30, 2026 and all of the holders elect to convert their 2030 Notes during the calendar quarter ending December 31, 2026, we would be obligated to settle the $1.1 billion principal amount of the 2030 Notes and a portion of our conversion obligation in excess of the aggregate principal amount of the 2030 Notes, if any, in cash. We believe that our net cash provided by operating activities, our existing cash, cash equivalents, and investments, and existing sources of and access to financing, including any proceeds that may be received from the settlement or termination of the outstanding Capped Calls, will be sufficient to meet our anticipated cash needs should the holders choose to convert their 2030 Notes during the fiscal quarter ending October 31, 2026 or hold the 2030 Notes until maturity on June 15, 2030. Refer to Note 11. Debt in Part II, Item 8 of this Annual Report on Form 10-K for more information on the 2030 Notes.

In April 2023, we entered into a credit agreement (the "Credit Agreement") that provides for a $400 million unsecured revolving credit facility (the "Credit Facility"), with an option to increase the amount of the Credit Facility by up to an additional $350 million, subject to certain conditions. The interest rates and commitment fees are also subject to upward and downward adjustments based on our progress towards the achievement of certain sustainability goals. As of July 31, 2026, there were no amounts outstanding, and no default or event of default has occurred under the Credit Agreement. Refer to Note 11 Debt in Part II, Item 8 of this Annual Report on Form 10-K for more information on the Credit Agreement.

CAPITAL RETURN

In February 2019, our board of directors authorized a $1.0 billion share repurchase program. Our board of directors subsequently authorized additional increases to this share repurchase program, bringing the total authorization to $5.1 billion. Repurchases will be funded from available working capital and may be made at management's discretion from time to time. As of July 31, 2026, $1.0 billion remained available for future share repurchases under this repurchase program. The repurchase authorization will expire on December 31, 2026 and may be suspended or discontinued at any time without prior notice. Refer to Note 14. Stockholders' Equity in Part II, Item 8 of this Annual Report on Form 10-K for more information on this repurchase program.

CONTRACTUAL OBLIGATIONS AND OTHER MATERIAL CASH REQUIREMENTS

We have entered into various non-cancelable operating leases, primarily for our offices, with lease terms expiring through fiscal 2040, with the most significant leases relating to our corporate headquarters in Santa Clara, California. As of July 31, 2026, we have total operating lease obligations of $793 million recorded on our consolidated balance sheet.

As of July 31, 2026, our commitments to purchase products, components, cloud hosting, and other services totaled $8.3 billion. Refer to Note 13. Commitments and Contingencies in Part II, Item 8 of this Annual Report on Form 10-K for more information on these commitments.

Our acquisition of certain QRadar assets from International Business Machines Corporation ("IBM") on August 31, 2024 included contingent consideration that requires potential future payments through the fiscal quarter ending October 31, 2028. As of July 31, 2026, we have a contingent consideration obligation of $206 million recorded on our consolidated balance sheet. Refer to Note 3. Fair Value Measurements and Note 8. Acquisitions in Part II, Item 8 of this Annual Report on Form 10-K for more information on our contingent consideration obligation.

CASH FLOWS

The following table summarizes our cash flows for the years ended July 31, 2026, 2025, and 2024:

	Year Ended July 31,		
	2026	2025	2024
		(in millions)	
Net cash provided by operating activities	$ 4,553	$ 3,716	$ 3,258
Net cash used in investing activities	(3,104)	(2,205)	(1,510)
Net cash used in financing activities	(1,202)	(779)	(1,343)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(3)	—	—
Net increase in cash, cash equivalents, and restricted cash	$ 244	$ 732	$ 405

Cash flows from operations could be affected by various risks and uncertainties detailed in Part I, Item 1A "Risk Factors" in this Annual Report on Form 10-K. We believe that our cash flow from operations with existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months and thereafter for the foreseeable future. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and subscription and support offerings, the costs to acquire or invest in complementary businesses and technologies, the costs to ensure access to adequate manufacturing capacity, the investments in our infrastructure to support the adoption of our cloud-based subscription offerings, the continuing market acceptance of our products and subscription and support offerings, and macroeconomic events. In addition, from time to time, we may incur additional tax liability in connection with certain corporate structuring decisions.

We may also choose to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition, and operating results may be adversely affected.

OPERATING ACTIVITIES

Our operating activities have consisted of net income adjusted for certain non-cash items and changes in assets and liabilities. Our largest source of cash provided by our operations is receipts from our customers. Net cash provided by operating activities can be impacted by factors such as timing of payments and collections, vendor payment terms, and timing and amount of tax payments.

Net cash provided by operating activities during fiscal 2026 was $4.6 billion, an increase of $837 million compared to fiscal 2025. The increase was primarily due to growth of our business as reflected by increases in collections during fiscal 2026, partially offset by higher cash expenditure to support our business growth.

INVESTING ACTIVITIES

Our investing activities have consisted of capital expenditures, net investment purchases, sales, and maturities, and business acquisitions. We expect to continue such activities as our business grows.

Net cash used in investing activities during fiscal 2026 was $3.1 billion, an increase of $899 million compared to fiscal 2025. The increase was primarily due to an increase in net cash payments for business acquisitions during fiscal 2026, partially offset by higher proceeds from sales and maturities of investments.

FINANCING ACTIVITIES

Our financing activities have consisted of repayments and settlement of conversions of our convertible senior notes, proceeds from Capped Calls, cash used to repurchase shares of our common stock, proceeds from sales of shares through employee equity incentive plans, payments for tax withholding obligations of certain employees related to the net share settlement of equity awards, and payments of contingent consideration.

Net cash used in financing activities during fiscal 2026 was $1.2 billion, an increase of $423 million compared to fiscal 2025. The increase was primarily due to repurchases of our common stock and payments of our contingent consideration during fiscal 2026, partially offset by a decrease in cash used for repayments and settlement of conversions of our convertible notes.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results could differ materially from those estimates due to risks and uncertainties, including uncertainty in the current economic environment. To the extent that there are material differences between these estimates and our actual results, our future consolidated financial statements will be affected.

We believe that of our significant accounting policies described in Note 1. Description of Business and Summary of Significant Accounting Policies in Part II, Item 8 of this Annual Report on Form 10-K, the critical accounting estimates, assumptions, and judgments that have the most significant impact on our consolidated financial statements are described below.

REVENUE RECOGNITION

The majority of our contracts with our customers include various combinations of our products and subscriptions and support. Our hardware products and software licenses are distinct from our subscriptions and support services as the customer can benefit from the product without these services and such services are separately identifiable within the contract. We account for multiple agreements with a single customer as a single contract if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single contract. The amount of consideration we expect to receive in exchange for delivering on the contract is allocated to each performance obligation based on its relative standalone selling price.

When estimating standalone selling price, we first consider the prices charged for a deliverable when sold separately. If the standalone selling price is not observable through past transactions, we estimate it based on our pricing model and our go-to-market strategy, which include factors such as type of sales channel (channel partner or end-customer), the geographies in which our offerings were sold (domestic or international), and offering type (products, subscriptions, or support). As our business offerings evolve over time, we may be required to modify our estimated standalone selling prices, and as a result the timing and classification of our revenue could be affected.

INCOME TAXES

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In addition, deferred tax assets are recorded for all future benefits including, but not limited to, net operating losses, research and development credit carryforwards, and basis differences relating to our global intangible low-taxed income. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

We recognize liabilities for uncertain tax positions based on a two-step process which includes evaluating if a tax position is more likely than not to be sustained on audit and then measuring the tax benefit as the largest amount that is more likely than not to be realized upon ultimate settlement. Assumptions, judgment, and the use of estimates are required in determining if the more-likely-than-not standard has been met and in determining the expected benefit when developing the provision for income taxes. Our evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law or guidance, correspondence with tax authorities during the course of audits, and effective settlement of audit issues. Changes in these or other factors could result in material increases or decreases in our provision for (benefit from) income taxes in the period in which we make the change.

LOSS CONTINGENCIES

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We accrue for loss contingencies when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. If we determine that a loss is reasonably possible, then we disclose the possible loss or range of the possible loss or state that such an estimate cannot be made. We regularly evaluate current information available to us to determine whether an accrual is required, an accrual should be adjusted, or a range of possible loss should be disclosed.

From time to time, we are involved in disputes, litigation, and other legal actions. However, there are many uncertainties associated with any litigation, and these actions or other third-party claims against us may cause us to incur substantial settlement charges, which are inherently difficult to estimate and could adversely affect our results of operations. The actual liability in any such matters may be materially different from our estimates, which could result in the need to adjust our liability and record additional expenses. Refer to the “Litigation” subheading in Note 13. Commitments and Contingencies in Part II, Item 8 of this Annual Report on Form 10-K for more information regarding our litigation.

BUSINESS COMBINATIONS

We make significant estimates, assumptions, and judgments when valuing assets acquired and liabilities assumed, especially with respect to purchased intangible assets, in connection with the initial purchase price allocation of an acquired business. Critical estimates in valuing certain purchased intangible assets include, but are not limited to, cash flows that an asset is expected to generate in the future, discount rates, the time and expense that would be necessary to recreate the assets, and the profit margin a market participant would receive on such recreated assets. The amounts and useful lives assigned to identified intangible assets impact the amount and timing of future amortization expense.

One of our business combinations has included post-closing payments contingent upon the occurrence of future events and/or certain conditions being met. Critical estimates used in valuing our contingent consideration obligation include, but are not limited to, estimated future cash payments related to customers entering into qualified new transactions and risk-adjusted discount rates used to present value the expected cash flows. These estimates and assumptions are updated to revalue our contingent consideration liability at the end of each reporting period. Accordingly, subsequent changes in underlying facts and circumstances could result in changes in these estimates and assumptions, which could have a material impact on the estimated future fair values of these obligations.

Recent Accounting Pronouncements

Refer to “Recently Adopted Accounting Pronouncements” and “Recently Issued Accounting Pronouncements” in Note 1. Description of Business and Summary of Significant Accounting Policies in Part II, Item 8 of this Annual Report on Form 10-K for a description of recent accounting pronouncements and our expectation of their impact, if any, on our results of operations and financial condition.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

Our sales contracts are primarily denominated in U.S. dollars. A portion of our operating expenditures are denominated in foreign currencies, making them subject to fluctuations in foreign currency exchange rates. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. Foreign currency remeasurement gains and losses and foreign currency transaction gains and losses have not had a significant impact to our consolidated financial statements.

We enter into foreign currency derivative contracts with maturities of 24 months or less, which we designate as cash flow hedges, to manage the foreign currency exchange risk associated with our revenue and operating expenditures. We also enter into foreign currency derivative contracts that are not designated as hedging instruments to hedge a portion of our outstanding monetary assets and liabilities denominated in foreign currencies. These foreign currency derivative contracts reduce but do not entirely eliminate the effect of foreign exchange rate fluctuations.

A hypothetical 10% change in foreign exchange rates on monetary assets and liabilities would not be material to our financial condition or results of operations after taking into consideration the effect of foreign currency forward contracts in place as of July 31, 2026. The effectiveness of our existing hedging transactions and the availability and effectiveness of any hedging transactions we may decide to enter into in the future may be limited, and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations. Refer to Note 6. Derivative Instruments in Part II, Item 8 of this Annual Report on Form 10-K for more information.

As our international operations grow, our risks associated with fluctuations in foreign currency exchange rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, a weakening U.S. dollar can increase the costs of our international expansion and a strengthening U.S. dollar can increase the real cost of our products and services to our end-customers outside of the United States, leading to delays in the purchase of our products and services. For additional information, see the risk factor entitled *"We are exposed to fluctuations in foreign currency exchange rates, which could negatively affect our financial condition and operating results."* in Part I, Item 1A of this Annual Report on Form 10-K.

Interest Rate Risk

The primary objectives of our investment activities are to preserve principal, provide liquidity, and maximize income without significantly increasing risk. Most of the securities we invest in are subject to interest rate risk. To minimize this risk, we maintain a diversified portfolio of cash, cash equivalents, and investments, consisting only of investment-grade securities. To assess the interest rate risk, we performed a sensitivity analysis to determine the impact a change in interest rates would have on the value of the investment portfolio. Based on investment positions as of July 31, 2026, a hypothetical 100 basis point increase in interest rates across all maturities would result in a $128 million decline in the fair market value of the portfolio. Such losses would only be realized if we sold the investments prior to maturity. Conversely, a hypothetical 100 basis point decrease in interest rates would lead to a $131 million increase in the fair market value of the portfolio.

Item 8. Financial Statements and Supplementary Data

Index To Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Palo Alto Networks, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Palo Alto Networks, Inc. (the Company) as of July 31, 2026 and 2025, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended July 31, 2026, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at July 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of July 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated September 10, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

REVENUE RECOGNITION

Description of the Matter	As described in Note 1 to the consolidated financial statements, the Company's contracts with customers sometimes contain multiple performance obligations, which are accounted for separately if they are distinct. In such cases, the transaction price is then allocated to the distinct performance obligations on a relative standalone selling price basis, and revenue is recognized when control of the distinct performance obligation is transferred. For example, product revenue is recognized at the time of hardware shipment or delivery of software license, and subscription and support revenue is recognized over time as the services are performed. Auditing the Company's revenue recognition was complex, including the identification and determination of distinct performance obligations and the timing of revenue recognition. For example, there were certain customer arrangements with nonstandard terms and conditions that required judgment to determine the distinct performance obligations and the impact on the timing of revenue recognition.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's process and controls to identify and determine the distinct performance obligations and the timing of revenue recognition. To test the identification and determination of the distinct performance obligations and the timing of revenue recognition, our audit procedures included, among others, reading the executed contract and other contractual documents to understand the contract, identifying the performance obligation(s), determining the distinct performance obligations, and evaluating the timing of revenue recognition for a sample of individual sales transactions. We evaluated the accuracy of the Company's contract summary documentation, specifically related to the identification and determination of distinct performance obligations and the timing of revenue recognition.

ACQUISITION OF CYBERARK SOFTWARE LTD. ("CYBERARK") - VALUATION OF PLATFORM RENEWALS

Description of the Matter	As disclosed in Notes 1 and 8 to the consolidated financial statements, on February 11, 2026, the Company completed the acquisition of CyberArk for total purchase consideration of $21.1 billion. The Company accounted for the acquisition as a business combination. In connection with this acquisition, the Company recognized platform renewals intangible assets of $3.5 billion. Auditing the Company's valuation of the acquired platform renewals intangible assets was complex due to the significant judgment and estimation in determining the fair value of the platform renewals. Specifically, the fair value estimate for the acquired platform renewals intangible assets is sensitive to changes in the Company's assumption related to forecasted revenue attributable to platform renewals. This significant assumption is forward-looking and could be affected by future economic and market conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's process and controls for the valuation of acquired intangible assets, including controls over the significant assumption described above. To test the estimated fair value of the platform renewals intangible assets, we performed audit procedures that included, among others, assessing the valuation methodology, and testing the significant assumption discussed above and the completeness and accuracy of the underlying data used by the Company. We compared the significant assumption used by the Company to current and historical industry, market and economic information and trends where relevant. We assessed sensitivity analyses of the significant assumption to evaluate the changes in the fair value of the platform renewals intangible assets resulting from changes in the assumption. We involved our valuation professionals to assist in evaluating the valuation methodology used in the determination of the fair value estimate.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2009.

San Mateo, California

September 10, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Palo Alto Networks, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Palo Alto Networks, Inc.’s internal control over financial reporting as of July 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Palo Alto Networks, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of July 31, 2026, based on the COSO criteria.

As indicated in the accompanying Management's Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of CyberArk, which is included in the 2026 consolidated financial statements of the Company and constituted 2% and less than 1% of total consolidated assets and total consolidated net assets, respectively, as of July 31, 2026 and 6% of total consolidated revenue, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of CyberArk.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of July 31, 2026 and 2025, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended July 31, 2026, and the related notes and our report dated September 10, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Mateo, California

September 10, 2026

CONSOLIDATED BALANCE SHEETS
(In millions, except per share data)

	July 31, 2026	July 31, 2025
Assets		
Current assets:		
Cash and cash equivalents	$ 2,514	$ 2,269
Short-term investments	557	635
Accounts receivable, net of allowance for credit losses of $4 and $10 as of July 31, 2026 and July 31, 2025, respectively	3,629	2,965
Short-term financing receivables, net	592	715
Short-term deferred contract costs	544	419
Prepaid expenses and other current assets	807	520
Total current assets	8,643	7,523
Property and equipment, net	523	387
Operating lease right-of-use assets	700	347
Long-term investments	4,835	5,555
Long-term financing receivables, net	944	1,002
Long-term deferred contract costs	667	586
Goodwill	22,010	4,567
Intangible assets, net	7,017	763
Deferred tax assets	2,443	2,424
Other assets	678	422
Total assets	$ 48,460	$ 23,576
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 290	$ 232
Accrued compensation	1,048	608
Accrued and other liabilities	838	846
Deferred revenue	7,747	6,302
Total current liabilities	9,923	7,988
Long-term convertible senior notes	1,774	—
Long-term deferred revenue	7,009	6,450
Deferred tax liabilities	251	89
Long-term operating lease liabilities	726	338
Other long-term liabilities	1,285	887
Total liabilities	20,968	15,752
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock; $0.0001 par value; 100 shares authorized; none issued and outstanding as of July 31, 2026 and July 31, 2025	—	—
Common stock and additional paid-in capital; $0.0001 par value; 2,000 shares authorized; 815 and 668 shares issued and outstanding as of July 31, 2026 and July 31, 2025, respectively	24,772	5,292
Accumulated other comprehensive income (loss)	(71)	48
Retained earnings	2,791	2,484
Total stockholders' equity	27,492	7,824
Total liabilities and stockholders' equity	$ 48,460	$ 23,576

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended July 31,		
	2026	**2025**	**2024**
Revenue:			
Product	$ 2,280	$ 1,802	$ 1,603
Subscription and support	9,200	7,419	6,424
Total revenue	11,480	9,221	8,027
Cost of revenue:			
Product	568	413	348
Subscription and support	2,835	2,038	1,711
Total cost of revenue	3,403	2,451	2,059
Total gross profit	8,077	6,770	5,968
Operating expenses:			
Research and development	2,552	1,984	1,810
Sales and marketing	3,931	3,100	2,794
General and administrative	899	443	680
Total operating expenses	7,382	5,527	5,284
Operating income	695	1,243	684
Other income (expense), net	(159)	353	304
Income before income taxes	536	1,596	988
Provision for (benefit from) income taxes	229	462	(1,590)
Net income	$ 307	$ 1,134	$ 2,578
Net income per share, basic	$ 0.41	$ 1.71	$ 4.04
Net income per share, diluted	$ 0.40	$ 1.60	$ 3.64
Weighted-average shares used to compute net income per share, basic	749	663	638
Weighted-average shares used to compute net income per share, diluted	764	709	708

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Year Ended July 31,		
	2026	**2025**	**2024**
Net income	$ 307	$ 1,134	$ 2,578
Other comprehensive income (loss), net of tax:			
Change in unrealized gains (losses) on investments	(62)	19	48
Cash flow hedges:			
Change in unrealized gains (losses)	9	30	(19)
Net realized (gains) losses reclassified into earnings	(55)	1	12
Net change on cash flow hedges	(46)	31	(7)
Change in fair value of convertible senior notes attributable to instrument-specific credit risk	(11)	—	—
Other comprehensive income (loss)	(119)	50	41
Comprehensive income	$ 188	$ 1,184	$ 2,619

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions)

	Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance as of July 31, 2023	617	$ 3,019	$ (43)	$ (1,228)	$ 1,748
Net Income	—	—	—	2,578	2,578
Other comprehensive income	—	—	41	—	41
Issuance of common stock in connection with employee equity incentive plans	18	297	—	—	297
Taxes paid related to net share settlement of equity awards	—	(26)	—	—	(26)
Share-based compensation for equity-based awards	—	1,079	—	—	1,079
Reclassification of deferred compensation liability to (from) equity	—	(5)	—	—	(5)
Repurchase and retirement of common stock	(4)	(567)	—	—	(567)
Replacement awards related to business acquisitions	1	27	—	—	27
Settlement of convertible notes	14	(3)	—	—	(3)
Settlement of note hedges	(14)	—	—	—	—
Settlement of warrants	18	—	—	—	—
Balance as of July 31, 2024	650	3,821	(2)	1,350	5,169
Net income	—	—	—	1,134	1,134
Other comprehensive income	—	—	50	—	50
Issuance of common stock in connection with employee equity incentive plans	18	370	—	—	370
Taxes paid related to net share settlement of equity awards	—	(184)	—	—	(184)
Share-based compensation for equity-based awards	—	1,314	—	—	1,314
Reclassification of deferred compensation liability to (from) equity	—	(32)	—	—	(32)
Repurchase and retirement of common stock	—	—	—	—	—
Replacement awards related to business acquisitions	—	3	—	—	3
Settlement of convertible notes	14	—	—	—	—
Settlement of note hedges	(14)	—	—	—	—
Balance as of July 31, 2025	668	5,292	48	2,484	7,824
Net income	—	—	—	307	307
Other comprehensive loss	—	—	(119)	—	(119)
Issuance of common stock in connection with employee equity incentive plans	13	292	—	—	292
Taxes paid related to net share settlement of equity awards	—	(126)	—	—	(126)
Share-based compensation for equity-based awards	—	1,787	—	—	1,787
Reclassification of deferred compensation liability to (from) equity	—	(335)	—	—	(335)
Repurchase and retirement of common stock	(7)	(1,000)	—	—	(1,000)
Issuance of common stock in connection with business acquisition	112	18,488	—	—	18,488
Replacement awards related to business acquisitions	2	374	—	—	374
Settlement of warrants	27	—	—	—	—
Balance as of July 31, 2026	815	$ 24,772	$ (71)	$ 2,791	$ 27,492

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended July 31,		
	2026	2025	2024
Cash flows from operating activities			
Net income	$ 307	$ 1,134	$ 2,578
Adjustments to reconcile net income to net cash provided by operating activities:			
Share-based compensation for equity-based awards	1,774	1,295	1,076
Deferred income taxes	(19)	(350)	(2,034)
Depreciation and amortization	855	343	284
Amortization of deferred contract costs	590	481	446
Amortization of debt issuance costs	—	1	3
Change in fair value of convertible senior notes and capped calls	562	—	—
Change in fair value of contingent consideration liability	(117)	(135)	—
Reduction of operating lease right-of-use assets	75	65	56
Amortization of investment premiums, net of accretion of purchase discounts	(54)	(41)	(60)
Unrealized foreign currency exchange (gains) losses, net	1	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable, net	(335)	(345)	(155)
Financing receivables, net	181	191	(866)
Deferred contract costs	(795)	(555)	(490)
Prepaid expenses and other assets	(139)	88	(134)
Accounts payable	43	107	(15)
Accrued compensation	327	51	4
Accrued and other liabilities	95	147	385
Deferred revenue	1,202	1,239	2,180
Net cash provided by operating activities	4,553	3,716	3,258
Cash flows from investing activities			
Purchases of investments	(3,694)	(3,696)	(3,551)
Proceeds from sales of investments	3,489	1,197	956
Proceeds from maturities of investments	2,204	1,595	1,853
Business acquisitions, net of cash and restricted cash acquired	(4,663)	(1,054)	(611)
Purchases of property, equipment, and other assets	(440)	(247)	(157)
Net cash used in investing activities	(3,104)	(2,205)	(1,510)
Cash flows from financing activities			
Repayments and settlement of conversions of convertible senior notes	(160)	(966)	(1,033)
Proceeds from capped calls related to convertible senior notes	10	—	—
Repurchases of common stock	(1,000)	—	(567)
Proceeds from sales of shares through employee equity incentive plans	265	371	283
Payments for taxes related to net share settlement of equity awards	(126)	(184)	(26)
Payments of contingent consideration liability	(191)	—	—
Net cash used in financing activities	(1,202)	(779)	(1,343)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(3)	—	—
Net increase in cash, cash equivalents, and restricted cash	244	732	405
Cash, cash equivalents, and restricted cash—beginning of period	2,279	1,547	1,142
Cash, cash equivalents, and restricted cash—end of period	$ 2,523	$ 2,279	$ 1,547
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets			
Cash and cash equivalents	$ 2,514	$ 2,269	$ 1,535
Restricted cash included in prepaid expenses and other current assets	5	10	12
Restricted cash included in other assets	4	—	—
Total cash, cash equivalents, and restricted cash	$ 2,523	$ 2,279	$ 1,547
Non-cash investing and financing activities			
Equity consideration for business acquisitions	$ (18,862)	$ (27)	$ (27)
Contingent consideration for a business acquisition	$ —	$ (649)	$ —
Supplemental disclosures of cash flow information			
Cash paid for income taxes	$ 199	$ 505	$ 342
Cash paid for contractual interest	$ —	$ 2	$ 6

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Palo Alto Networks, Inc. (the "Company," "we," "us," or "our"), headquartered in Santa Clara, California, was incorporated in March 2005 under the laws of the State of Delaware and commenced operations in April 2005. Our cybersecurity platforms and services help secure enterprise users, networks, clouds, endpoints, artificial intelligence ("AI") apps and agents, and identities by delivering comprehensive cybersecurity backed by AI and automation.

On January 29, 2026, we acquired Chronosphere, Inc. ("Chronosphere"), a privately-held observability technology company, forming our next-generation observability platform. On February 11, 2026, we acquired CyberArk Software Ltd. ("CyberArk"), an identity security company, forming our next-generation identity security platform. The consolidated financial statements include the financial results of Chronosphere and CyberArk prospectively from the respective dates of acquisitions. Refer to Note 8. Acquisitions for more information regarding our acquisitions of Chronosphere and CyberArk.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). The consolidated financial statements include all adjustments necessary for a fair presentation of our annual results. All adjustments are of a normal recurring nature.

Principles of Consolidation

The consolidated financial statements include our accounts and our wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassification

Certain prior period amounts in the consolidated financial statements and accompanying notes have been reclassified to conform to the current presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. We evaluate our estimates on an ongoing basis. Management estimates include, but are not limited to, the standalone selling price for our products and services, share-based compensation, fair value of assets acquired and liabilities assumed in business combinations, fair value of our contingent consideration liability, fair value of our capped call transactions ("Capped Calls"), the assessment of recoverability of our intangibles and goodwill, valuation allowance against deferred tax assets, and loss contingencies. We base our estimates on assumptions, both historical and forward looking, that we believe are reasonable. Actual results could differ materially from those estimates due to risks and uncertainties.

Stock Split

On December 12, 2024, we effected a two-for-one stock split of our outstanding shares of common stock through an amendment to our restated certificate of incorporation ("Stock Split"), which also effected a proportionate increase in the number of authorized shares of our common stock from 1.0 billion to 2.0 billion. The par value per share of our common stock remains unchanged at $0.0001 per share after the Stock Split. All references made to share or per share amounts related to our common stock have been retroactively adjusted on the accompanying consolidated financial statements and applicable disclosures to reflect the effects of the Stock Split.

Concentrations of Risks

Financial instruments that subject us to concentrations of credit risk consist primarily of cash and cash equivalents, investments, derivative contracts, accounts receivable, and financing receivables.

We invest only in high-quality credit instruments and our cash and cash equivalents and available-for-sale investments consist primarily of fixed income securities held at large, diverse financial institutions to reduce the credit risk exposure to any single financial institution. Deposits held with banks may exceed the amount of insurance provided on such deposits.

Our derivative contracts expose us to credit risk to the extent that the counterparties are unable to meet the terms of the arrangement. We mitigate credit risk by transacting with multiple major financial institutions with high credit ratings and also enter into master netting arrangements, which permit net settlement of transactions with the same counterparty. We are not required to pledge, and are not entitled to receive, cash collateral related to these derivative instruments. We do not enter into derivative contracts for trading or speculative purposes.

Our accounts receivable are primarily derived from our distributors in various geographical locations. Our financing receivables are with qualified end-customers and channel partners. We perform ongoing credit evaluations and generally do not require collateral on accounts receivable or financing receivables.

As of July 31, 2026, one distributor individually represented 19% of our gross accounts receivable. As of July 31, 2026, no end-customers or channel partners represented 10% or more of our gross financing receivables.

For fiscal 2026, two distributors represented 10% or more of our total revenue, representing 15% and 15%, respectively. No single end-customer accounted for more than 10% of our total revenue in fiscal 2026, 2025, or 2024.

We rely on an electronics manufacturing services provider ("EMS provider") to assemble most of our products and sole source component suppliers for certain components.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income. Our other comprehensive income includes unrealized gains and losses on available-for-sale investments, unrealized gains and losses on cash flow hedges, and change in fair value of convertible senior notes attributable to instrument-specific credit risk, net of tax effects.

Foreign Currency Transactions

The functional currency of our foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies have been remeasured into U.S. dollars using the exchange rates in effect at the balance sheet dates. Foreign currency remeasurement gains and losses and foreign currency transaction gains and losses are not significant to the consolidated financial statements.

Fair Value

We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, we consider the principal or most advantageous market in which to transact and the market-based risk.

We categorize assets and liabilities recorded or disclosed at fair value on our consolidated balance sheets based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows:

- Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2—Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.
- Level 3—Inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

Our financial assets and liabilities that are measured at fair value on a recurring basis include marketable securities, derivative financial instruments, Capped Calls related to convertible senior notes, deferred compensation liability, contingent consideration liability, and convertible senior notes. Goodwill, intangible assets, and other long-lived assets are measured at fair value on a nonrecurring basis, only if impairment is indicated. Certain certificates of deposit, time deposits, and overnight sweep accounts recorded in cash and cash equivalents and short-term investments are stated at their carrying amounts, which approximate fair value due to their short maturities. The carrying amounts of accounts receivable, accounts payable, and accrued liabilities approximate fair value due to their short-term nature.

Cash, Cash Equivalents, and Investments

We consider all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Investments not considered cash equivalents and with maturities of one year or less from the consolidated balance sheet date are classified as short-term investments. Investments with maturities greater than one year from the consolidated balance sheet date are classified as long-term investments.

We determine the classification of our investments in marketable debt securities at the time of purchase and reevaluate such determination at each balance sheet date. Our marketable debt securities are classified as available-for-sale. Debt securities in an unrealized loss position are written down to its fair value with the corresponding charge recorded in other income (expense), net on our consolidated statements of operations, if it is more likely than not that we will be required to sell the impaired security before recovery of its amortized cost basis, or we have the intention to sell the security. If neither of these conditions are met, we determine whether a credit loss exists by comparing the present value of the expected cash flows of the security with its amortized cost basis. An allowance for credit losses is recorded in other income (expense), net on our consolidated statements of operations for an amount not to exceed the unrealized loss. Unrealized losses that are not credit-related are included in AOCI in stockholders' equity.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount, net of allowances for credit losses. The allowance for credit losses is based on our assessment of collectability. Management regularly reviews the adequacy of the allowance for credit losses on a collective basis by considering the age of each outstanding invoice, each customer's expected ability to pay and collection history, current market conditions, and, where appropriate, reasonable and supportable forecasts of future economic conditions. Accounts receivable deemed uncollectible are charged against the allowance for credit losses. For the years ended July 31, 2026, 2025 and 2024, the allowance for credit losses activity was not significant.

Financing Receivables

We provide financing arrangements for certain qualified end-customers and channel partners to purchase our products and services. Payment terms on these financing arrangements are generally two to five years. Financing receivables are recorded at amortized cost, which approximates fair value. As part of our financing credit risk management policy, we may sell financing receivables with an internal risk rating of 5 or greater on a non-recourse basis to third-party financial institutions when the outstanding balance of our financing receivables exceeds pre-established thresholds. The financing receivables are derecognized upon sale as these transactions qualify as true sales. We classify the proceeds from these sales as cash flows from operating activities on our consolidated statements of cash flows.

We evaluate the allowance for credit losses by assessing the risks and losses inherent in our financing receivables on either an individual or a collective basis. Our assessment considers various factors, including lifetime expected losses determined using customer risk profile, current economic conditions that may affect a customer's ability to pay, and forward-looking economic considerations. Financing receivables deemed uncollectible are charged against the allowance for credit losses.

Derivatives

We are exposed to foreign currency exchange risk, which we manage through the use of derivative financial instruments. Our derivative financial instruments are recorded at fair value, on a gross basis, as either assets or liabilities on our consolidated balance sheets.

Our sales contracts are primarily denominated in U.S. dollars. A portion of our operating expenditures are denominated in foreign currencies, making them subject to fluctuations in foreign currency exchange rates. We enter into foreign currency derivative contracts with maturities of 24 months or less, which we designate as cash flow hedges, to manage the foreign currency exchange risk associated with our revenue and operating expenditures. Gains and losses related to the effective portion of our cash flow hedges are recorded as a component of AOCI on our consolidated balance sheets and are reclassified into the financial statement line item associated with the underlying hedged transaction on our consolidated statements of operations when the underlying hedged transaction is recognized in earnings. In the event the underlying hedged transaction does not occur, or it becomes probable that it will not occur within the defined hedge period, the gains or losses on the related cash flow hedges are recognized in other income (expense), net on our consolidated statements of operations. Cash flows from foreign currency derivative contracts designated as cash flow hedges are classified on our consolidated statements of cash flows in the same manner as the underlying hedged transaction, primarily within cash flows from operating activities.

We also enter into foreign currency derivative contracts to hedge a portion of our outstanding monetary assets and liabilities denominated in foreign currencies. These derivatives are not designated as hedging instruments for accounting purposes, and the related gains and losses are recorded in other income (expense), net on our consolidated statements of operations.

Inventory and Manufacturing Partner and Supplier Liabilities

Inventory consists primarily of raw materials and service-related spares, and is stated at the lower of average cost and net realizable value. Inventory is included in prepaid expenses and other current assets on our consolidated balance sheets. Inventory that is obsolete or in excess of forecasted demand is written down to its estimated realizable value. Once inventory has been written down, a new, lower-cost basis for that inventory is established.

We outsource most of our manufacturing, repair, and supply chain management operations to our EMS provider and payments to it are a significant portion of our cost of product revenue. Although we are contractually obligated to purchase manufactured products and components, we generally do not own the components and manufactured products. Product title transfers from our EMS provider to us and immediately to our customers upon shipment. We record a liability for manufacturing purchase commitments in excess of our forecasted demand.

We use consistent demand forecasts for our valuation of excess and obsolete inventory and manufacturing partner and supplier liabilities. These forecasts are based upon historical trends and analysis, adjusted for overall market conditions. Inventory write-downs and excess manufacturing purchase commitment charges are included in cost of product revenue on our consolidated statements of operations.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Land is not depreciated. The estimated useful lives of our depreciable assets are as follows:

Asset category	Useful life
Computers, equipment, and software	3 years - 5 years
Demonstration units	4 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of 10 years or remaining lease term

Business Combinations

We include the results of operations of the businesses that we acquire as of the respective dates of acquisition. We allocate the fair value of the purchase price of our acquisitions to the assets acquired and liabilities assumed, including contingent consideration, generally based on their estimated fair values. The excess of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. Additional information existing as of the acquisition date but unknown to us may become known during the remainder of the measurement period, not to exceed 12 months from the acquisition date, which may result in changes to the amounts and allocations recorded.

A contingent consideration obligation incurred in connection with a business combination is recorded at fair value on the acquisition date and remeasured at each subsequent reporting period until the related contingencies have been resolved, with the change in fair value recognized in general and administrative expense on our consolidated statements of operations. Payments not made soon after the acquisition date to settle a contingent consideration liability are classified as cash flows from financing activities up to the amount of the contingent consideration liability recognized at the acquisition date.

Intangible Assets

Purchased intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets.

Impairment of Goodwill, Intangible Assets, and Other Long-Lived Assets

Goodwill is evaluated for impairment on an annual basis in the fourth quarter of our fiscal year, and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. We have elected to first assess qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its carrying amount, including goodwill. If we determine that it is more likely than not that the fair value is less than its carrying amount, then the quantitative impairment test will be performed. Under the quantitative impairment test, if the carrying amount exceeds its fair value, we will recognize an impairment loss in an amount equal to that excess but limited to the total amount of goodwill.

We evaluate events and changes in circumstances that could indicate carrying amounts of purchased intangible assets and other long-lived assets may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of an asset or asset group by determining whether or not the carrying amount will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of an asset or asset group, we record an impairment loss for the amount by which the carrying amount exceeds the fair value of the asset or asset group.

We did not recognize any impairment losses on our goodwill, intangible assets, or other long-lived assets during the years ended July 31, 2026, 2025, and 2024.

Convertible Senior Notes and Capped Calls

Our convertible senior notes issued in June 2020 were fully settled upon maturity as of July 31, 2025. Prior to settlement, these convertible senior notes were accounted for as a liability and measured at their amortized cost. Transaction costs related to the issuance of the notes were netted with the liability and were amortized on a straight-line basis, which approximates the effective interest rate method, to other income (expense), net over the term of the notes.

In connection with the CyberArk acquisition, we acquired CyberArk's convertible senior notes and assumed certain Capped Calls that CyberArk had previously entered into relating to the issuance of these convertible senior notes. The Capped Calls are expected to reduce the potential dilution to our common stock upon conversion of the convertible senior notes and/or offset our cash payments in excess of the principal amount of converted notes, as the case may be, with such reduction and/or offset subject to a cap.

For the convertible senior notes acquired from CyberArk, we have elected the fair value option to simplify the accounting for embedded features that would otherwise require bifurcation from the debt-host and recognition as a separate derivative liability. These convertible senior notes are measured at fair value on a recurring basis through maturity or settlement. Changes in fair value included in earnings are recorded in other income (expense), net on our consolidated statements of operations, and changes in fair value attributable to instrument-specific credit risk are included in AOCI in our consolidated statements of stockholders' equity.

We account for Capped Calls as derivative assets, measured at fair value on a recurring basis through maturity or settlement. Capped Calls are recorded in other assets on our consolidated balance sheets. Changes in fair value are recorded in other income (expense), net on our consolidated statements of operations.

Revenue Recognition

Our revenue consists of product revenue and subscription and support revenue. Revenue is recognized when control of promised products, subscriptions and support services are transferred to customers, in an amount that reflects the expected consideration in exchange for those products and services.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer.
- Identification of the performance obligations in the contract.
- Determination of the transaction price.
- Allocation of the transaction price to the performance obligations in the contract.
- Recognition of revenue when, or as, we satisfy a performance obligation.

Revenues are reported net of sales taxes. Shipping charges billed to our customers are included in revenue and related costs are included in cost of revenue.

Product Revenue

Product revenue is derived from sales of our hardware products and software licenses. Our hardware products and software licenses include a broad set of built-in networking and security features and functionalities. We recognize product revenue at the time of hardware shipment or delivery of software license.

Subscription and Support Revenue

Subscription and support revenue is derived primarily from sales of our subscription and support offerings. We recognize subscription and support revenue over time as the services are performed. Our contractual subscription and support contracts are typically one to five years.

Contracts with Multiple Performance Obligations

The majority of our contracts with our customers include various combinations of our products and subscriptions and support. Our hardware products and software licenses are distinct from our subscriptions and support services as the customer can benefit from the product without these services and such services are separately identifiable within the contract. We account for multiple agreements with a single customer as a single contract if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single contract. The amount of consideration we expect to receive in exchange for delivering on the contract is allocated to each performance obligation based on its relative standalone selling price.

When estimating standalone selling price, we first consider the prices charged for a deliverable when sold separately. If the standalone selling price is not observable through past transactions, we estimate it based on our pricing model and our go-to-market strategy, which include factors such as type of sales channel (channel partner or end-customer), the geographies in which our offerings were sold (domestic or international), and offering type (products, subscriptions, or support).

Deferred Revenue

We record deferred revenue when customers are invoiced or cash payments are received in advance of our performance. Our payment terms typically require payment within 30 to 75 days of the date we issue an invoice. The current portion of deferred revenue represents the amounts that are expected to be recognized as revenue within one year of the consolidated balance sheet date.

Deferred Contract Costs

We defer contract costs that are recoverable and incremental to obtaining customer sales contracts. Contract costs, which primarily consist of sales commissions, are amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. We determine whether sales commissions for initial contracts are commensurate with the commissions for renewal contracts based on whether there is a substantive difference in commission rates in proportion to their respective contract values. Sales commissions for initial contracts that are commensurate and sales commissions for renewal contracts are amortized over the related contractual period. Sales commissions for initial contracts that are not commensurate are amortized over a benefit period of five years. The benefit period is determined by taking into consideration contract length, expected renewals, technology life, and other quantitative and qualitative factors.

We classify deferred contract costs as short-term or long-term based on when we expect to recognize the expense. The amortization of deferred contract costs is included in sales and marketing expense on our consolidated statements of operations. Deferred contract costs are periodically reviewed for impairment. We did not recognize any impairment losses on our deferred contract costs during the years ended July 31, 2026, 2025, or 2024.

Software Development Costs

Internally developed software includes security software developed to deliver our cloud-based subscription offerings to our end-customers. We capitalize internal compensation-related costs and external direct costs incurred during the application development stage and amortize these costs over a useful life of three years. As of July 31, 2026 and 2025, we capitalized as other assets on our consolidated balance sheets $266 million and $167 million in costs, respectively, net of accumulated amortization, for security software developed to deliver our cloud-based subscription offerings. We recognized amortization expense of $104 million, $83 million, and $78 million related to these capitalized costs as cost of subscription and support revenue on our consolidated statements of operations during the years ended July 31, 2026, 2025, and 2024, respectively.

The costs to develop software that is marketed externally have not been capitalized as we believe our current software development process is essentially completed concurrent with the establishment of technological feasibility. As such, all related software development costs are expensed as incurred and included in research and development expense on our consolidated statements of operations.

Share-Based Compensation

Compensation expense related to share-based transactions is measured at fair value on the grant date. We recognize share-based compensation expense for awards with only service conditions on a straight-line basis over the requisite service period. We recognize share-based compensation expense for awards with market conditions and awards with performance conditions on a straight-line basis over the requisite service period for each separately vesting tranche of the award. We recognize share-based compensation expense for awards with performance conditions when it is probable that the performance condition will be achieved. We account for forfeitures of all share-based payment awards when they occur.

Deferred Compensation Plan

We maintain an unfunded nonqualified deferred compensation plan that allows eligible employees to defer a portion of their base salary, bonus, commissions, and vested equity awards which are settled in shares of our common stock. Participants may elect to diversify a portion of their deferred compensation into certain investment funds. Amounts diversified are accounted for as liability-classified awards and are recorded in accrued compensation and other long-term liabilities on our consolidated balance sheets based on the timing of expected distributions. Liability-classified awards are measured at fair value on a recurring basis through distribution with changes in fair value recorded as share-based compensation.

Leases

We determine if an arrangement is a lease at inception. We evaluate the classification of leases at commencement and, as necessary, at modification. Operating lease related balances are included in operating lease right-of-use assets, accrued and other liabilities, and long-term operating lease liabilities on our consolidated balance sheets. We did not have any material finance leases in any of the periods presented.

Operating lease right-of-use assets represent our right to use an underlying asset for the lease term. Operating lease liabilities represent our obligation to make payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, because the interest rates implicit in our leases are not readily determinable. Our incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in similar economic environments. Operating lease right-of-use assets also include adjustments related to lease incentives, prepaid or accrued rent and initial direct lease costs. Operating lease right-of-use assets are subject to evaluation for impairment or disposal on a basis consistent with other long-lived assets.

Our lease terms may include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We generally use the base, non-cancelable lease term when determining our operating lease right-of-use assets and lease liabilities. Operating lease costs are recognized on a straight-line basis over the lease term.

We account for lease and non-lease components as a single lease component and do not recognize right-of-use assets and lease liabilities for leases with a term of 12 months or less. Payments under our lease arrangements are primarily fixed, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in operating lease right-of-use assets and liabilities. Our variable lease payments primarily consist of real estate taxes, common area maintenance charges, and insurance costs.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In addition, deferred tax assets are recorded for all future benefits including, but not limited to, net operating losses, research and development credit carryforwards, and basis differences relating to our global intangible low-taxed income. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

We recognize liabilities for uncertain tax positions based on a two-step process which includes evaluating if a tax position is more likely than not to be sustained on audit and then measuring the tax benefit as the largest amount that is more likely than not to be realized upon ultimate settlement.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. In determining loss contingencies, we consider the likelihood of loss or impairment of an asset, or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. If we determine that a loss is reasonably possible, then we disclose the possible loss or range of the possible loss or state that such an estimate cannot be made. We regularly evaluate current information available to us to determine whether an accrual is required, an accrual should be adjusted, or a range of possible loss should be disclosed.

Recently Adopted Accounting Pronouncements

Income Tax Disclosures

In December 2023, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that requires consistent categories and greater disaggregation of information in the effective tax rate reconciliation and additional disclosures of income taxes paid by jurisdiction. We adopted this standard for the year ended July 31, 2026 on a prospective basis. The adoption of this standard results in disclosure of additional jurisdictional level tax information in our consolidated financial statements. Refer to Note 16. Income Taxes for more details.

Government Grants Received by Business Entities

In December 2025, the FASB issued authoritative guidance that establishes the accounting for government grants received by business entities. We early adopted this standard in our fiscal 2026 on a modified prospective basis. The adoption of this standard did not have a material impact on our consolidated financial statements for the year ended July 31, 2026.

Recently Issued Accounting Pronouncements

Expense Disaggregation Disclosures

In November 2024, the FASB issued authoritative guidance that expands annual and interim disclosure of specified information about certain costs and expenses in the notes to financial statements. The standard is effective for our annual periods beginning in fiscal 2028 and interim periods beginning in our first quarter of fiscal 2029, and can be applied either prospectively or retrospectively. Early adoption is permitted. We are currently evaluating the impact of this standard on our disclosures in the consolidated financial statements.

Measurement of Credit Losses for Accounts Receivable and Contract Assets

In July 2025, the FASB issued authoritative guidance that provides a practical expedient for estimating expected credit losses on accounts receivable and contract assets. We plan to adopt this standard beginning in our first quarter of fiscal 2027 and do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

Accounting for Internal-Use Software

In September 2025, the FASB issued authoritative guidance that modernizes the accounting for internal-use software by eliminating project stage-based capitalization and clarifying the requirements, including probable-to-complete threshold, to commence the capitalization of software development costs. The standard is effective for our annual and interim periods beginning in the first quarter of fiscal 2029 and can be applied either prospectively or retrospectively. Early adoption is permitted. We are currently evaluating the impact of this standard on our consolidated financial statements.

Hedge Accounting Improvements

In November 2025, the FASB issued authoritative guidance that clarifies and improves the existing hedge accounting guidance to better reflect the economics of an entity's risk management activities. The standard is effective for our annual and interim periods beginning in the first quarter of fiscal 2028 and will be applied on a prospective basis. Early adoption is permitted. We are currently evaluating the impact of this standard on our consolidated financial statements.

2. Revenue

Disaggregation of Revenue

The following table presents revenue by geographic theater (in millions):

	Year Ended July 31,		
	2026	**2025**	**2024**
Revenue:			
Americas			
United States	$ 7,108	$ 5,786	$ 5,134
Other Americas	571	419	349
Total Americas	7,679	6,205	5,483
Europe, the Middle East, and Africa ("EMEA")	2,428	1,917	1,602
Asia Pacific and Japan ("APAC")	1,373	1,099	942
Total revenue	$ 11,480	$ 9,221	$ 8,027

The following table presents revenue for groups of similar products and services (in millions):

	Year Ended July 31,		
	2026	**2025**	**2024**
Revenue:			
Product	$ 2,280	$ 1,802	$ 1,603
Subscription and support			
Subscription	6,239	4,974	4,188
Support	2,961	2,445	2,236
Total subscription and support	9,200	7,419	6,424
Total revenue	$ 11,480	$ 9,221	$ 8,027

Deferred Revenue

During the years ended July 31, 2026 and 2025, we recognized approximately $6.2 billion and $5.5 billion of revenue pertaining to amounts that were deferred as of July 31, 2025 and 2024, respectively.

Remaining Performance Obligations

Remaining performance obligations were $21.2 billion as of July 31, 2026, of which we expect to recognize as revenue approximately $9.3 billion over the next 12 months and the remainder thereafter.

3. Fair Value Measurements

The following table presents our financial assets and liabilities measured at fair value on a recurring basis as of July 31, 2026 and 2025 (in millions):

	July 31, 2026				July 31, 2025			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash equivalents:								
Money market funds	$ 1,514	$ —	$ —	$ 1,514	$ 1,206	$ —	$ —	$ 1,206
Commercial paper	—	123	—	123	—	169	—	169
Total cash equivalents	1,514	123	—	1,637	1,206	169	—	1,375
Short-term investments:								
Commercial paper	—	10	—	10	—	15	—	15
Corporate debt securities	—	374	—	374	—	584	—	584
U.S. government and agency securities	—	2	—	2	—	6	—	6
Non-U.S. government and agency securities	—	—	—	—	—	3	—	3
Asset-backed securities	—	6	—	6	—	22	—	22
Total short-term investments	—	392	—	392	—	630	—	630
Long-term investments:								
Corporate debt securities	—	3,843	—	3,843	—	4,050	—	4,050
U.S. government and agency securities	—	68	—	68	—	164	—	164
Non-U.S. government and agency securities	—	21	—	21	—	26	—	26
Asset-backed securities	—	903	—	903	—	1,315	—	1,315
Total long-term investments	—	4,835	—	4,835	—	5,555	—	5,555
Prepaid expenses and other current assets:								
Foreign currency forward contracts	—	18	—	18	—	58	—	58
Total prepaid expenses and other current assets	—	18	—	18	—	58	—	58
Other assets:								
Foreign currency forward contracts	—	—	—	—	—	3	—	3
Capped calls related to convertible senior notes	—	153	—	153	—	—	—	—
Total other assets	—	153	—	153	—	3	—	3
Total assets measured at fair value	$ 1,514	$ 5,521	$ —	$ 7,035	$ 1,206	$ 6,415	$ —	$ 7,621

	July 31, 2026				July 31, 2025			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Accrued and other liabilities:								
Foreign currency forward contracts	$ —	$ 24	$ —	$ 24	$ —	$ 4	$ —	$ 4
Deferred compensation liability	5	—	—	5	2	—	—	2
Contingent consideration	—	—	116	116	—	—	276	276
Total accrued and other liabilities	5	24	116	145	2	4	276	282
Long-term convertible senior notes	—	1,774	—	1,774	—	—	—	—
Other long-term liabilities:								
Deferred compensation liability	400	—	—	400	57	—	—	57
Contingent consideration	—	—	90	90	—	—	238	238
Total other long-term liabilities	400	—	90	490	57	—	238	295
Total liabilities measured at fair value	$ 405	$ 1,798	$ 206	$ 2,409	$ 59	$ 4	$ 514	$ 577

The fair value of our contingent consideration liability is estimated using a discounted cash flow valuation technique. We consider the fair value of our contingent consideration liability to be a Level 3 measurement as we use unobservable inputs in determining discounted cash flows to estimate the fair value. The significant unobservable inputs include an estimate of future cash payments related to customers entering into qualified new transactions as well as a risk-adjusted discount rate used to present value the expected cash flows. A significant change in any of these assumptions could have a material impact to the fair value of our contingent consideration liability.

In June 2025, we amended the terms of our contingent consideration arrangement with International Business Machines Corporation ("IBM"). During the three months ended July 31, 2025, we reduced our estimate of future cash payments based on the amended terms and our quarterly assessment of assumptions. During the year ended July 31, 2026, we reduced our estimate of future cash payments based on our quarterly assessment of assumptions. Assumptions considered during our quarterly assessment include the magnitude and likelihood of customers entering into qualified new transactions, the competitive industry environment, and current market conditions.

The following table presents a reconciliation of our contingent consideration liability (in millions):

	Year Ended July 31,	
	2026	2025
Contingent consideration liability at the beginning of the period	$ 514	$ —
Initial valuation on the acquisition date	—	649
Change in fair value	(117)	(135)
Payments	(191)	—
Contingent consideration liability at the end of the period	$ 206	$ 514

The total estimated fair value of our financing receivables approximates their carrying amounts as of July 31, 2026 and 2025. We consider the fair value of our financing receivables to be a Level 3 measurement as we use unobservable inputs in determining discounted cash flows to estimate the fair value.

4. Cash Equivalents and Investments

Available-for-sale Debt Securities

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of our available-for-sale debt securities (in millions):

	July 31, 2026			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash equivalents:				
Commercial paper	$ 123	$ —	$ —	$ 123
Total available-for-sale cash equivalents	$ 123	$ —	$ —	$ 123
Investments:				
Commercial paper	$ 10	$ —	$ —	$ 10
Corporate debt securities	4,241	8	(32)	4,217
U.S. government and agency securities	70	—	—	70
Non-U.S. government and agency securities	21	—	—	21
Asset-backed securities	910	2	(3)	909
Total available-for-sale investments	$ 5,252	$ 10	$ (35)	$ 5,227

	July 31, 2025			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash equivalents:				
Commercial paper	$ 169	$ —	$ —	$ 169
Total available-for-sale cash equivalents	$ 169	$ —	$ —	$ 169
Investments:				
Commercial paper	$ 15	$ —	$ —	$ 15
Corporate debt securities	4,588	47	(1)	4,634
U.S. government and agency securities	170	—	—	170
Non-U.S. government and agency securities	29	—	—	29
Asset-backed securities	1,328	9	—	1,337
Total available-for-sale investments	$ 6,130	$ 56	$ (1)	$ 6,185

Unrealized losses related to our available-for-sale debt securities are primarily due to interest rate fluctuations as opposed to credit quality. We do not intend to sell any of the securities in an unrealized loss position and it is not likely that we would be required to sell these securities before recovery of their amortized cost basis, which may be at maturity. We did not recognize any credit losses related to our available-for-sale debt securities during the years ended July 31, 2026 and 2025.

The following table summarizes the amortized cost and fair value of our available-for-sale debt securities as of July 31, 2026, by contractual years-to-maturity (in millions):

	Amortized Cost	Fair Value
Due within one year	$ 514	$ 515
Due between one and three years	1,805	1,807
Due between three and five years	2,754	2,727
Due between five and ten years	143	143
Due after ten years	159	158
Total	$ 5,375	$ 5,350

Marketable Equity Securities

Marketable equity securities consist of money market funds and are included in cash and cash equivalents on our consolidated balance sheets. As of July 31, 2026 and 2025, the carrying values of our marketable equity securities were $1.5 billion and $1.2 billion, respectively. There were no unrealized gains or losses recognized for these securities during the years ended July 31, 2026, 2025, and 2024.

5. Financing Receivables

The following table summarizes our short-term and long-term financing receivables (in millions):

	July 31, 2026	July 31, 2025
Short-term financing receivables, gross	$ 671	$ 806
Unearned income	(74)	(86)
Allowance for credit losses	(5)	(5)
Short-term financing receivables, net	$ 592	$ 715
Long-term financing receivables, gross	$ 1,013	$ 1,079
Unearned income	(61)	(69)
Allowance for credit losses	(8)	(8)
Long-term financing receivables, net	$ 944	$ 1,002

The following table presents amortized cost basis of our financing receivables categorized by internal risk rating and year of origination (in millions):

Internal Risk Rating[(1)]	July 31, 2026 Fiscal Years Ended July 31, 2026	2025	2024	2023	2022	Total	July 31, 2025 Fiscal Years Ended July 31, 2025	2024	2023	2022	2021	Total
1 to 4	$ 411	$ 208	$ 438	$ 102	$ 5	$ 1,164	$ 261	$ 732	$ 242	$ 9	$ 18	$ 1,262
5 to 6	156	92	85	9	—	342	174	226	50	—	—	450
7 to 10	—	32	10	1	—	43	—	4	14	—	—	18
Amortized cost basis of financing receivables	$ 567	$ 332	$ 533	$ 112	$ 5	$ 1,549	$ 435	$ 962	$ 306	$ 9	$ 18	$ 1,730

(1) Internal risk ratings are categorized as 1 through 10, with the lowest rating representing the highest quality.

During the years ended July 31, 2026 and 2025, we sold $54 million and $38 million, respectively, of our financing receivables. The associated gains and losses were not material.

There was no significant activity in allowance for credit losses during the years ended July 31, 2026 and 2025. Past due amounts on financing receivables were not material as of July 31, 2026 and 2025.

6. Derivative Instruments

As of July 31, 2026 and 2025, the notional amount of our outstanding foreign currency forward contracts designated as cash flow hedges was $1.7 billion and $964 million, respectively. Refer to Note 3. Fair Value Measurements for the fair value of our derivative instruments as reported on our consolidated balance sheets as of July 31, 2026 and 2025.

As of July 31, 2026, unrealized gains and losses in AOCI related to our cash flow hedges were a net loss of $15 million, substantially all of which is expected to be recognized into earnings within the next 12 months. As of July 31, 2025, unrealized gains and losses in AOCI related to our cash flow hedges were a net gain of $40 million.

As of July 31, 2026 and 2025, the notional amount of our outstanding foreign currency forward contracts not designated as hedging instruments was $522 million and $504 million, respectively.

7. Inventory

As of July 31, 2026 and 2025, our inventory balance was $117 million and $113 million, respectively.

For the years ended July 31, 2026, 2025, and 2024, inventory write-downs and excess manufacturing purchase commitment charges were $4 million, $71 million, and $25 million, respectively.

8. Acquisitions

Fiscal 2026

Chronosphere, Inc.

On January 29, 2026, we completed our acquisition of Chronosphere, a privately-held observability technology company. The acquisition resulted in forming our next-generation observability platform. The total purchase consideration for the acquisition of Chronosphere was $3.0 billion, which consisted of the following (in millions):

		Amount
Cash	$	2,842
Fair value of replacement awards		109
Total	$	2,951

As part of the acquisition, we issued $525 million of replacement equity awards, of which the portion attributable to services performed prior to the acquisition date was allocated to purchase consideration. The remaining fair value was allocated to future services and will be expensed over the remaining service periods as share-based compensation. The replacement equity awards included 2 million shares of our restricted common stock. These shares of restricted common stock vest over a period of two to three years from the date of issuance.

We have accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on preliminary estimated fair values, as presented in the following table (in millions):

		Amount
Goodwill	$	2,364
Identified intangible assets		565
Cash		57
Net liabilities assumed		(35)
Total	$	2,951

Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating the Chronosphere observability platform into our business. The goodwill is not deductible for U.S. income tax purposes.

The following table presents details of the identified intangible assets acquired (in millions, except years):

		Fair Value	Estimated Useful Life
Developed technology	$	300	5 years
Customer relationships		255	6 years - 10 years
Trade name and trademarks		10	1 year
Total	$	565	

CyberArk Software Ltd.

On February 11, 2026, we completed our acquisition of CyberArk, an identity security company, forming our next-generation identity security platform. CyberArk shareholders received $45.00 in cash and 2.2005 shares of our common stock for each CyberArk share. The total purchase consideration for the acquisition of CyberArk was $21.1 billion, which consisted of the following (in millions):

		Amount
Cash	$	2,308
Common stock (112 million shares)		18,488
Fair value of replacement awards		265
Total	$	21,061

As part of the acquisition, we issued $945 million of replacement equity awards, of which the portion attributable to services performed prior to the acquisition date was allocated to purchase consideration. The remaining fair value was allocated to future services and will be expensed over the remaining service periods as share-based compensation.

We have accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on preliminary estimated fair values, as presented in the following table (in millions):

	Amount
Goodwill	$ 14,800
Identified intangible assets	6,279
Cash and cash equivalents	743
Accounts receivable, net of allowance for credit losses	312
Short-term and long-term investments	1,217
Net assets acquired	60
Convertible senior notes	(1,303)
Deferred revenue	(776)
Deferred tax liabilities	(271)
Total	$ 21,061

Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from incorporating the CyberArk next-generation identity security platform into our business. Substantially all of the goodwill is deductible for U.S. income tax purposes.

The following table presents details of the identified intangible assets acquired (in millions, except years):

	Fair Value	Estimated Useful Life
Developed technology	$ 2,537	5 years - 7 years
Platform renewals	3,500	12 years - 14 years
Customer contracts	219	2 years
Trade name	23	1 year
Total	$ 6,279	

For the year ended July 31, 2026, transaction costs related to CyberArk acquisition were $56 million, which were primarily included in general and administrative expense on our consolidated statements of operations.

In connection with our acquisition integration strategy, we initiated a plan to optimize the combined entity's workforce for a total estimated cost of $60 million. The activities associated with this plan are expected to be substantially completed by the end of fiscal 2027. Employee severance costs are recognized upon notification. If service is required beyond the minimum retention period, expense is recognized ratably over the future service period. During the year ended July 31, 2026, we made cash payments of $18 million under the plan. As of July 31, 2026, a liability of $14 million related to employee severance was included in accrued compensation on our consolidated balance sheets.

The following table summarizes employee severance charges related to the CyberArk acquisition (in millions):

	Year Ended July 31, 2026		
	Cash Compensation	Share-based Compensation	Total
Cost of subscription and support revenue	$ 2	$ —	$ 2
Research and development	1	—	1
Sales and marketing	16	16	32
General and administrative	13	1	14
Total	$ 32	$ 17	$ 49

Koi Security Ltd.

On April 14, 2026, we completed our acquisition of Koi Security Ltd. ("Koi"), a privately-held endpoint posture management company. The acquisition adds agentic endpoint security capabilities to our security operations platform and enhances Prisma AIRS™. The total purchase consideration for the acquisition of Koi was $231 million, substantially all of which is comprised of cash.

As part of the acquisition, we issued $61 million of replacement equity awards, which were allocated to future services and will be expensed over the remaining service periods as share-based compensation. The replacement equity awards included 0.3 million shares of our restricted common stock. These shares of restricted common stock vest over a period of three years from the date of issuance.

We have accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on preliminary estimated fair values, as presented in the following table (in millions):

	Amount
Goodwill	$ 169
Identified intangible asset	35
Cash and restricted cash	20
Net assets acquired	7
Total	$ 231

Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Koi's technology into our platforms. The goodwill is deductible for U.S. income tax purposes.

The following table presents details of the identified intangible asset acquired (in millions, except years):

	Fair Value	Estimated Useful Life
Developed technology	$ 35	5 years

Portkey, Inc.

On May 29, 2026, we completed our acquisition of Portkey, Inc. ("Portkey"), a privately-held AI Gateway company. The acquisition enhances the capabilities of Prisma AIRS™. The total purchase consideration for the acquisition of Portkey was $117 million, substantially all of which is comprised of cash.

As part of the acquisition, we issued $2 million of replacement equity awards, which were allocated to future services and will be expensed over the remaining service periods as share-based compensation.

We have accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on preliminary estimated fair values, as presented in the following table (in millions):

	Amount
Goodwill	$ 110
Identified intangible assets	15
Cash and cash equivalents	17
Net liabilities assumed	(25)
Total	$ 117

Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Portkey 's technology into our platforms. The goodwill is not deductible for U.S. income tax purposes.

The following table presents details of the identified intangible asset acquired (in millions, except years):

	Fair Value	Estimated Useful Life
Developed technology	$ 15	5 years

Embrace Mobile, Inc.

On July 20, 2026, we entered into a definitive agreement to acquire Embrace Mobile, Inc. (“Embrace”), a privately-held user-focused observability company, in exchange for total consideration of $325 million in cash, subject to adjustments. We expect the acquisition to add high-fidelity Real User Monitoring (“RUM”) capabilities to our next-generation observability platform. Refer to Note 20. Subsequent Events for additional information.

Console Systems, Inc.

On July 29, 2026, we entered into a definitive agreement to acquire Console Systems, Inc. (“Console”), a privately-held company providing an AI-native platform that enables agentic workflows across enterprise operations, in exchange for total consideration of $500 million in cash, subject to adjustments. We expect the acquisition to deepen our agentic capabilities in Cortex. Refer to Note 20. Subsequent Events for additional information.

Additional Acquisition-Related Information

Since the date of acquisitions, the combined net impact of the Chronosphere and CyberArk acquisitions on our consolidated statements of operations was revenue of $930 million and operating loss of $797 million for the year ended July 31, 2026.

The following unaudited pro forma financial information summarizes the combined results of operations for Palo Alto Networks, Chronosphere, and CyberArk, as though the companies were combined as of the beginning of our fiscal 2025 (in millions):

	Year Ended July 31,	
	2026	**2025**
Total revenue	$ 12,312	$ 10,486
Net loss	$ (114)	$ (37)

The unaudited pro forma financial information for the years ended July 31, 2026 and 2025 combines the historical results of Palo Alto Networks and Chronosphere for these periods with the historical results of CyberArk for the years ended June 30, 2026 and 2025, respectively. The unaudited pro forma financial information include adjustments attributable to our acquisition of Chronosphere and CyberArk, including amortization of acquired intangible assets, share-based compensation expense from assumed replacement equity awards, acquisition-related transaction costs, employee severance costs under the workforce optimization plan, and income tax impact. We elected the fair value option to account for the convertible senior notes acquired from CyberArk. During the post-acquisition period presented, we recognized approximately $562 million of net losses related to changes in fair value of the convertible senior notes and Capped Calls. Such amounts are reflected in our historical post-acquisition results but are not included as adjustments to the historical periods presented in the unaudited pro forma financial information. The unaudited pro forma financial information is for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of our fiscal 2025 or of the results of our future operations of the combined business.

Additional information related to our fiscal 2026 acquisitions, such as that related to income tax and other contingencies existing as of the acquisition date, may become known during the remainder of the measurement period, not to exceed 12 months from the acquisition date, which may result in changes to the amounts and allocations recorded.

Fiscal 2025

IBM QRadar Assets

On August 31, 2024, we completed the acquisition of certain IBM QRadar assets, including certain intellectual property rights, customer relationships, and software as a service customer contracts. The total purchase consideration for the acquisition was $1.1 billion, which consisted of the following (in millions):

	Amount
Cash	$ 500
Fair value of contingent consideration liability on the acquisition date	649
Return of purchase consideration	(6)
Total	$ 1,143

As part of the acquisition, we agreed to make post-closing payments to IBM contingent upon customers entering into qualified new transactions through June 30, 2028. We also expect to receive a return of purchase consideration of $6 million due to timing of transition of certain underlying customer contracts, of which $2 million and $3 million were received during the years ended July 31, 2026 and 2025, respectively. In addition, we have entered into a transition services arrangement with IBM, under which IBM will perform certain services supporting the acquired assets and customers for a period of time that ends in the fiscal quarter ending October 31, 2026.

Payments related to the contingent consideration liability commenced in the fiscal quarter ended October 31, 2025 and are expected to continue through the fiscal quarter ending October 31, 2028. The estimated range of undiscounted contingent consideration is between $0.3 billion and $0.5 billion. Refer to Note 3. Fair Value Measurements, for more information on the fair value of our contingent consideration liability.

We have accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on estimated fair values, as presented in the following table (in millions):

	Amount
Goodwill	$ 701
Identified intangible assets	476
Net liabilities assumed	$ (34)
Total	$ 1,143

Goodwill generated from this business combination is primarily attributable to the expected post-acquisition synergies from increased market penetration to support the growth of our Cortex Security Operations business. The goodwill is deductible for U.S. income tax purposes.

The following table presents details of the identified intangible assets acquired (in millions, except years):

	Fair Value	Estimated Useful Life
Customer relationships	$ 464	12 years
Developed technology	12	2 years
Total	$ 476	

Protect AI, Inc.

On July 22, 2025, we completed our acquisition of Protect AI, Inc. (“Protect AI”), a privately-held cyber security company focused on AI security. The total purchase consideration for the acquisition of Protect AI was $635 million, which consisted of the following (in millions):

	Amount
Cash	$ 608
Fair value of replacement awards	27
Total	$ 635

As part of the acquisition, we issued $107 million of replacement equity awards, of which the portion attributable to services performed prior to the acquisition date was allocated to purchase consideration. The remaining fair value was allocated to future services and will be expensed over the remaining service periods as share-based compensation.

We have accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on estimated fair values, as presented in the following table (in millions):

	Amount
Goodwill	$ 516
Identified intangible assets	70
Cash	51
Net liabilities assumed	(2)
Total	$ 635

Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Protect AI technology into our platforms. The goodwill is not deductible for U.S. income tax purposes.

The following table presents details of the identified intangible asset acquired (in millions, except years):

	Fair Value	Estimated Useful Life
Developed technology	$ 70	5 years

Fiscal 2024

Dig Security Solutions Ltd.

On December 5, 2023, we completed our acquisition of Dig Security Solutions Ltd. ("Dig"), a privately-held cyber security company providing a data security posture management solution for multi-cloud environments. The total purchase consideration for the acquisition of Dig was $255 million, which consisted of the following (in millions):

	Amount
Cash	$ 248
Fair value of replacement awards	7
Total	$ 255

As part of the acquisition, we issued replacement equity awards, which included 0.4 million shares of our restricted common stock. The total fair value of the replacement equity awards was $72 million, of which the portion attributable to services performed prior to the acquisition date was allocated to purchase consideration. The remaining fair value was allocated to future services and will be expensed over the remaining service periods as share-based compensation.

We have accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on estimated fair values, as presented in the following table (in millions):

	Amount
Goodwill	$ 186
Identified intangible assets	45
Cash and restricted cash	22
Net assets acquired	2
Total	$ 255

Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Dig technology into our platforms. The goodwill is deductible for U.S. income tax purposes.

The following table presents details of the identified intangible asset acquired (in millions, except years):

	Fair Value	Estimated Useful Life
Developed technology	$ 45	5 years

Talon Cyber Security Ltd.

On December 28, 2023, we completed our acquisition of Talon Cyber Security Ltd. ("Talon"), a privately-held cyber security company providing a secure enterprise browser solution. The total purchase consideration for the acquisition of Talon was $459 million, which consisted of the following (in millions):

		Amount
Cash	$	439
Fair value of replacement awards		20
Total	$	459

As part of the acquisition, we issued replacement equity awards, which included 0.6 million shares of our restricted common stock. The total fair value of the replacement equity awards was $110 million, of which the portion attributable to services performed prior to the acquisition date was allocated to purchase consideration. The remaining fair value was allocated to future services and will be expensed over the remaining service periods as share-based compensation.

We have accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on estimated fair values, as presented in the following table (in millions):

		Amount
Goodwill	$	237
Identified intangible assets		132
Cash and restricted cash		54
Net assets acquired		36
Total	$	459

Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Talon technology into our platforms. The goodwill is deductible for U.S. income tax purposes.

The following table presents details of the identified intangible asset acquired (in millions, except years):

		Fair Value	Estimated Useful Life
Developed technology	$	132	5 years

9. Goodwill and Intangible Assets

Goodwill

The following table presents details of our goodwill during the year ended July 31, 2026 (in millions):

		Amount
Balance as of July 31, 2025	$	4,567
Goodwill acquired		17,443
Balance as of July 31, 2026	$	22,010

Purchased Intangible Assets

The following table presents details of our purchased intangible assets (in millions):

	July 31, 2026			July 31, 2025		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:						
Developed technology	$ 3,402	$ (614)	$ 2,788	$ 536	$ (274)	$ 262
Customer relationships and platform renewals	4,356	(320)	4,036	609	(123)	486
Customer contracts	219	(55)	164	—	—	—
Acquired intellectual property	24	(12)	12	24	(9)	15
Trade name and trademarks	33	(16)	17	—	—	—
Other	—	—	—	1	(1)	—
Total purchased intangible assets	$ 8,034	$ (1,017)	$ 7,017	$ 1,170	$ (407)	$ 763

The following table summarizes amortization expense of our intangible assets (in millions):

	Year Ended July 31, 2026	2025	2024
Cost of product revenue	$ 75	$ —	$ —
Cost of subscription and support revenue	343	111	98
Sales and marketing	222	55	22
General and administrative	—	—	1
Total intangible assets amortization	$ 640	$ 166	$ 121

The following table summarizes estimated future amortization expense of our intangible assets subject to amortization as of July 31, 2026 (in millions):

		Fiscal years ending July 31,					
	Total	2027	2028	2029	2030	2031	2032 and Thereafter
Future amortization expense	$ 7,017	$ 1,081	$ 989	$ 908	$ 892	$ 667	$ 2,480

10. Property and Equipment

The following table presents details of our property and equipment, net (in millions):

	July 31,	
	2026	2025
Computers, equipment, and software	$ 612	$ 513
Leasehold improvements	366	325
Land	178	87
Demonstration units	49	47
Furniture and fixtures	65	54
Total property and equipment, gross	1,270	1,026
Less: accumulated depreciation	(747)	(639)
Total property and equipment, net	$ 523	$ 387

We recognized depreciation expense of $111 million, $94 million, and $85 million related to property and equipment during the years ended July 31, 2026, 2025, and 2024, respectively.

During the year ended July 31, 2026, we purchased 14.5 acres of land adjacent to our headquarters in Santa Clara, California for $91 million to accommodate future expansion of our headquarters.

11. Debt

Convertible Senior Notes, Note Hedges, and Warrants

2025 Convertible Senior Notes

In June 2020, we issued $2.0 billion aggregate principal amount of 0.375% Convertible Senior Notes due 2025 (the "2025 Notes"). The 2025 Notes bear interest at a fixed rate of 0.375% per year, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2020. The 2025 Notes were converted prior to or settled on the maturity date of June 1, 2025 in accordance with their terms.

The following table presents details of our 2025 Notes (number of shares in millions):

	Conversion Rate per $1,000 Principal	Initial Conversion Price	Convertible Date	Initial Number of Shares
2025 Notes	20.1612	$ 49.60	March 1, 2025	40

Holders of the 2025 Notes were able to early convert their 2025 Notes in fiscal 2024 and fiscal 2025 up to March 1, 2025, and conversion requests received on or after March 1, 2025 were settled upon maturity of the 2025 Notes. During the years ended July 31, 2025 and 2024, we repaid in cash $966 million and $1.0 billion, respectively, in aggregate principal amount of the 2025 Notes. We also issued 14 million shares of our common stock to the holders of the 2025 Notes during each of the years ended July 31, 2025 and 2024, for the conversion value in excess of the principal amount. These shares were fully offset by shares we received from the corresponding exercise of the associated note hedges.

The following table sets forth interest expense recognized related to our 2025 Notes (dollars in millions):

	Year Ended July 31,	
	2025	2024
Contractual interest expense	$ 2	$ 5
Amortization of debt issuance costs	1	3
Total interest expense recognized	$ 3	$ 8
Effective interest rate of the liability component	0.6%	0.6%

2025 Note Hedges

To minimize the impact of potential economic dilution upon conversion of our 2025 Notes, we entered into separate convertible note hedge transactions (the "2025 Note Hedges") with respect to our common stock concurrent with the issuance of the 2025 Notes.

The following table presents details of our Note Hedges (in millions):

	Initial Number of Shares	Aggregate Purchase
2025 Note Hedges	40	$ 371

The 2025 Note Hedges covered shares of our common stock at a strike price per share that corresponded to the initial conversion price of the 2025 Notes and were exercisable upon conversion of the 2025 Notes. The 2025 Note Hedges expired upon maturity of the 2025 Notes. The 2025 Note Hedges were separate transactions and were not part of the terms of the 2025 Notes. Holders of the 2025 Notes did not have any rights with respect to the 2025 Note Hedges. Any shares of our common stock that were receivable by us under the 2025 Note Hedges were excluded from the calculation of diluted earnings per share as they were antidilutive.

As a result of the conversions of the 2025 Notes during the years ended July 31, 2025 and 2024, we exercised the corresponding portion of our 2025 Note Hedges and received 14 million shares of our common stock during each of the respective periods.

2025 Warrants

Separately, but concurrently with the issuance of our 2025 Notes, we entered into transactions whereby we sold warrants (the “2025 Warrants”) to acquire shares of our common stock, subject to anti-dilution adjustments. The 2025 Warrants were exercisable over 60 scheduled trading days beginning September 2025.

The following table presents details of our 2025 Warrants (in millions, except per share data):

	Initial Number of Shares	Strike Price per Share	Aggregate Proceeds
2025 Warrants	40	$ 68.08	$ 203

The shares that were issuable under the 2025 Warrants were included in the calculation of diluted earnings per share when the average market value per share of our common stock for the reporting period exceeded the strike price of the 2025 Warrants.

During the year ended July 31, 2026, we net settled all of the 2025 Warrants with the issuance of 27 million shares of our common stock with a fair value of $5.6 billion. The number of net shares issued was determined based on the number of 2025 Warrants exercised multiplied by the difference between the strike price of the 2025 Warrants and their daily volume-weighted-average stock price.

2030 Convertible Senior Notes and Capped Calls

2030 Convertible Senior Notes

In February 2026, in connection with the acquisition of CyberArk, we entered into a supplemental indenture (the “Supplemental Indenture”) to the Indenture, dated as of June 10, 2025 (together with the Supplemental Indenture, the “Indenture”), between CyberArk, as issuer, and U.S. Bank Trust Company, National Association, as trustee, governing CyberArk’s $1.25 billion aggregate principal amount of 0.0% Convertible Senior Notes due 2030 (the “2030 Notes”). As a result of our acquisition of CyberArk and pursuant to the Supplemental Indenture, the 2030 Notes are no longer convertible into ordinary shares of CyberArk. The conversion feature has been modified such that each $1,000 principal amount of the 2030 Notes are exchangeable for a combination of (i) approximately 4.3161 shares of our common stock, which is the effective initial conversion rate, and (ii) cash of $88.2630, subject to adjustment under the Indenture. These modifications result in the 2030 Notes being exchangeable initially for 5.4 million shares of our common stock with an effective initial conversion price of approximately $211.24 per share of common stock, subject to adjustments, and an initial cash amount of $110 million. The 2030 Notes are unsecured, unsubordinated obligations, and the Indenture does not contain any financial covenants or restrictions on the payments of dividends, the incurrence of indebtedness, or the issuance or repurchase of securities by us or any of our subsidiaries. The 2030 Notes mature on June 15, 2030.

We may redeem for cash all or, subject to certain limitations, any portion of the 2030 Notes, at our option, on or after June 20, 2028 and on or prior to the 31st scheduled trading day immediately preceding the maturity date if the last reported sale price of our common stock has been at least $280.75 per share for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on and including the trading day preceding the date on which we provide notice of redemption. Any redemption of the 2030 Notes will be at a price equal to 100% of the principal amount of the 2030 Notes, plus accrued and unpaid special interest, if any, up to, but excluding, the redemption date. If we call any or all of the 2030 Notes for redemption, holders may convert such 2030 Notes called for redemption at an increased conversion rate at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date.

Holders of the 2030 Notes may surrender their 2030 Notes for conversion at their option at any time prior to the close of business on the business day immediately preceding February 15, 2030 under the following circumstances:

- during any calendar quarter commencing after the calendar quarter ended on September 30, 2025 (and only during such calendar quarter), if the last reported sale price of our common stock is greater than or equal to $280.75 per share of our common stock on each applicable trading day for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter (the “sale price condition”);
- during the five business day period immediately after any ten consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of the 2030 Notes for each trading day of the measurement period was less than 98% of the aggregate of (i) the product of the last reported sale price of our common stock on each such trading day and the conversion rate for the 2030 Notes on each such trading day and (ii) $88.2630; or
- upon the occurrence of specified corporate events as described in the Indenture.

On or after February 15, 2030, holders may surrender all or, subject to certain limitations, any portion of their 2030 Notes for conversion at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date, and such conversions will be settled upon the maturity date.

Upon any conversion of the 2030 Notes, holders of the 2030 Notes will receive cash equal to the aggregate principal amount of the 2030 Notes to be converted, and, at our election, cash or a combination of cash and shares of our common stock for any amounts in excess of the aggregate principal amount of the 2030 Notes converted. The conversion rate will be subject to adjustment in connection with certain events. Holders of the 2030 Notes who convert their 2030 Notes in connection with certain corporate events that constitute a “make-whole fundamental change” under the Indenture are, under certain circumstances, entitled to an increase in the conversion rate for a certain period of time. Additionally, following the occurrence of a corporate event that constitutes a “fundamental change” under the Indenture, holders of the 2030 Notes may require us to repurchase for cash all or a portion of the 2030 Notes at a repurchase price equal to 100% of the principal amount of the 2030 Notes plus accrued and unpaid special interest, if any, up to, but excluding, the fundamental change repurchase date.

Our acquisition of CyberArk constituted both a “make-whole fundamental change” and a “fundamental change” under the Indenture. In connection with the make-whole fundamental change, holders had the option to convert all or a portion of their 2030 Notes at an increased conversion rate equal to a combination of approximately 5.5690 shares of our common stock and $113.8860 in cash per $1,000 principal amount (the “make-whole conversion right”). We elected cash settlement as the settlement method for any 2030 Notes surrendered during the make-whole fundamental change period. Certain holders of the 2030 Notes surrendered $153 million in aggregate principal amount of the 2030 Notes during the make-whole fundamental change period for conversion, which were settled for $160 million in cash on May 7, 2026. In connection with the fundamental change, holders had the right to tender all or a portion of their 2030 Notes for cash (the “repurchase right”) pursuant to our offer to purchase in accordance with the obligations under the 2030 Notes. No holders exercised the repurchase right to tender their 2030 Notes. The make-whole conversion right and repurchase right resulting from our acquisition of CyberArk expired on March 20, 2026.

As of July 31, 2026, after giving effect to the 2030 Notes surrendered for conversion during the make-whole conversion period, the remaining outstanding principal balance of the 2030 Notes was $1.1 billion. As of July 31, 2026, the 2030 Notes were classified as a long-term liability on our consolidated balance sheets since the sale price condition was not met during the calendar quarter ended June 30, 2026. The related fair value of $1.8 billion was determined based on the closing trading price per $100 of the 2030 Notes as of the last day of trading for the period. The fair value of the 2030 Notes is primarily affected by the trading price of our common stock and market interest rates.

For the year ended July 31, 2026, changes in fair value of 2030 Notes included in earnings were a loss of $620 million, and changes in fair value attributable to instrument-specific credit risk included in AOCI were a loss of $11 million.

Capped Calls

In connection with our acquisition of CyberArk, on February 11, 2026, we entered into amendments to the Capped Calls that CyberArk purchased from certain financial institutions in connection with the issuance of the 2030 Notes. Under the amendments, we assumed the rights and obligations of CyberArk with respect to the Capped Calls and modified the Capped Calls to require the delivery of shares of our common stock in lieu of ordinary shares of CyberArk. The Capped Calls have a strike price of approximately $211.24 per share, subject to certain adjustments, which corresponds to the effective initial conversion price of our 2030 Notes. The Capped Calls have cap prices ranging from approximately $287.21 to $291.44 per share, subject to certain adjustments. In connection with exercising the Capped Calls, we may elect that the Capped Calls be settled either entirely in cash or a combination of our common stock and cash. The Capped Calls are separate transactions from the 2030 Notes, and holders of the 2030 Notes do not have any rights with respect to the Capped Calls.

The Capped Calls cover shares of our common stock underlying the 2030 Notes, subject to anti-dilution adjustments substantially similar to those applicable to the 2030 Notes. In April 2026, we elected to terminate portions of the Capped Calls in exchange for $10 million in cash in connection with the $153 million in aggregate principal amount of the 2030 Notes surrendered by certain holders during the make-whole conversion period.

As of July 31, 2026, the fair value of the outstanding Capped Calls was $153 million, determined using the Black-Scholes option pricing model and observable inputs, including the price of our common stock, volatility, remaining contractual term, and risk-free interest rate. For the year ended July 31, 2026, the change in fair value of Capped Calls was a gain of $58 million.

Revolving Credit Facility

On April 13, 2023, we entered into a credit agreement (the “Credit Agreement”) with certain institutional lenders that provides for a $400 million unsecured revolving credit facility (the “Credit Facility”), with an option to increase the amount of the Credit Facility by up to an additional $350 million, subject to certain conditions. The Credit Facility matures on April 13, 2028.

The borrowings under the Credit Facility bear interest, at our option, at a base rate plus a spread of 0.000% to 0.375%, or an adjusted term Secured Overnight Financing Rate plus a spread of 1.000% to 1.375%, in each case with such spread being determined based on our leverage ratio. We are obligated to pay an ongoing commitment fee on undrawn amounts at a rate of 0.090% to 0.150%, depending on our leverage ratio. The interest rates and commitment fees are also subject to upward and downward adjustments based on our progress towards the achievement of certain sustainability goals.

As of July 31, 2026, there were no amounts outstanding and no default or event of default has occurred under the Credit Agreement.

12. Leases

We have entered into various non-cancelable operating leases, primarily for our offices, with lease terms expiring through the year ending July 31, 2040. The most significant leases relate to our corporate headquarters in Santa Clara.

In April 2026, we entered into three lease amendments to extend the lease terms of our current corporate headquarters in Santa Clara, California for a period of twelve years through July 2040. The leases contain rent holiday periods, scheduled rent increases, lease incentives, and renewal options which allow the lease terms to be extended through July 2052. Lease payments under the three lease amendments, net of lease incentives such as rent holidays and tenant improvement allowances, are approximately $469 million over the extended lease term through July 2040.

During the years ended July 31, 2026, 2025, and 2024, our net cost for operating leases was $146 million, $122 million, and $105 million, respectively, primarily consisting of operating lease costs of $104 million, $88 million, and $76 million, respectively. Our net cost for operating leases also included variable lease costs, short-term lease costs, and sublease income in the periods presented.

The following tables present additional information for our operating leases (in millions, except for years and percentages):

	Year Ended July 31,		
	2026	2025	2024
Operating cash flows used in payments of operating lease liabilities	$ 114	$ 91	$ 87
Right-of-use assets obtained in exchange for new operating lease liabilities[1]	$ 442	$ 27	$ 178

[1] Includes $262 million in fiscal 2026 relating to the lease amendments of our corporate headquarters in Santa Clara.

	July 31, 2026	July 31, 2025
Weighted-average remaining lease term	10 years	6 years
Weighted-average discount rate	5.4%	5.4%

The following table presents maturities of operating lease liabilities as of July 31, 2026 (in millions):

	Amount
Fiscal years ending July 31:	
2027	$ 105
2028	85
2029	84
2030	121
2031	117
2032 and thereafter	557
Total operating lease payments	1069
Less: imputed interest	(276)
Present value of operating lease liabilities	$ 793
Current portion of operating lease liabilities[1]	$ 67
Long-term operating lease liabilities	$ 726

[1] Current portion of operating lease liabilities is included in accrued and other liabilities on our consolidated balance sheet.

As of July 31, 2026, we had additional non-cancelable operating leases for office space that had been signed but had not yet commenced with total future minimum lease payments of $15 million. These leases are expected to commence in or after fiscal 2028, with lease terms ranging from four to five years.

13. Commitments and Contingencies

Purchase Commitments

We have entered into various non-cancelable agreements with cloud hosting service providers, under which we are committed to minimum or fixed purchases of certain cloud hosting services. In addition, in order to reduce manufacturing lead times and plan for adequate supply, we have entered into agreements with manufacturing partners and component suppliers to procure inventory based on our demand forecasts. Other purchase obligations include non-cancellable subscription agreements and other commitments in the normal course of business. The following table presents details of the aggregate future non-cancelable purchase commitments under these agreements as of July 31, 2026 (in millions):

		Fiscal years ending July 31,					
	Total	2027	2028	2029	2030	2031	2032 and Thereafter
Cloud	$ 7,686	$ 143	$ 1,218	$ 1,329	$ 1,398	$ 1,725	$ 1,873
Manufacturing	370	370	—	—	—	—	—
Other	186	129	34	13	10	—	—
Total	$ 8,242	$ 642	$ 1,252	$ 1,342	$ 1,408	$ 1,725	$ 1,873

Additionally, we have a $81 million minimum purchase commitment with a cloud hosting service provider through September 2027 with no specified annual commitments.

Mutual Covenant Not to Sue and Release Agreement

In January 2020, we executed a Mutual Covenant Not to Sue and Release Agreement for $50 million to extend an existing covenant not to sue for seven years. As the primary benefit of the arrangement was attributable to future use, the amount was recorded in other assets on our consolidated balance sheets and is amortized to cost of product revenue on our consolidated statements of operations over the estimated period of benefit of seven years.

Guarantee

As of July 31, 2026, we have multi-currency notional cash pool for a certain number of our entities with third-party banks. As part of the notional cash pool agreement, the bank extends overdraft credit to our participating entities as needed, provided that the overall notionally pooled balance of all accounts in the pool at the end of each day is positive. In the unlikely event of a default, any overdraft balances incurred would be guaranteed by our collective entities participating in the pool.

Litigation

We are subject to legal proceedings, claims, tax matters, and litigation arising in the ordinary course of business, including, for instance, intellectual property and patent litigation. We accrue for contingencies when we believe that a loss is probable and that we can reasonably estimate the amount of any such loss.

Legal matters could include speculative, substantial, or indeterminate monetary amounts. Significant judgment is required to determine both the likelihood of there being a loss and the estimated amount of a loss related to such matters, and we may be unable to estimate the reasonably possible loss or range of loss. The outcomes of outstanding legal matters are inherently unpredictable, and could, either individually or in aggregate, have a material adverse effect on us and our results of operations. To the extent there is a reasonable possibility that a loss exceeding any amounts already recognized may be incurred, we will either disclose the estimated additional loss or state that such an estimate cannot be made.

The following matters arose in the ordinary course of business.

Centripetal Networks, Inc. v. Palo Alto Networks

On March 12, 2021, Centripetal Networks, Inc. ("Centripetal") filed a lawsuit against us in the United States District Court for the Eastern District of Virginia. The lawsuit alleges that our products infringe multiple Centripetal patents. We successfully challenged certain of these patents, which were found unpatentable by the U.S. Patent and Trademark Office ("PTO"). The case went to jury trial on January 22, 2024, on four patents. On January 31, 2024, the jury returned a verdict of non-willful infringement with a lump sum amount of $152 million, plus statutory interest. After post-trial motions, a judgment was issued on October 3, 2024 affirming infringement on three patents, reversing infringement on the fourth patent, and subsequently, reducing the damages amount to $114 million. We posted a surety bond that was agreed upon by the parties and approved by the court. This bond prevents execution of the judgment while appeals are pending. In addition, Centripetal filed infringement contentions on certain of their patents in the European Patent Office and Unified Patent Court in Germany, to which we filed appropriate legal challenges. Those matters are still pending.

As of July 31, 2026 and 2025, we accrued $151 million and $146 million, respectively, based on the judgment and estimated interest, which is recorded in other long-term liabilities on our consolidated balance sheets. The corresponding amount was a charge of $5 million for the year ended July 31, 2026 and a release of $39 million for the year ended July 31, 2025, which is included in general and administrative expense on our consolidated statements of operations.

Finjan, Inc. v. Palo Alto Networks

On November 4, 2014, Finjan, Inc. ("Finjan") filed a lawsuit against us in the United States District Court for the Northern District of California. The lawsuit alleges that our products infringe multiple Finjan patents. The complaint requests injunctive relief, monetary damages, and attorneys' fees. On March 21, 2025, the judge issued an order granting summary judgment of non-infringement on all remaining patents at issue. The matter is currently pending appeal. We are unable, at this time, to reasonably estimate a possible loss or potential range of loss, if any.

Eire OG Innovations. v. Palo Alto Networks

On April 3, 2024, Eire OG Innovations filed a lawsuit against us in the United States District Court for the Eastern District of Texas asserting infringement of multiple patents, certain of which were subsequently dismissed. The parties have resolved all pending matters between them as of December 2025. The amount paid by us to resolve these matters was not material.

Indemnification

Under the indemnification provisions of our standard sales related contracts, we agree to defend our end-customers against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks, or trade secrets, and to pay judgments or approved settlements attributable to such claims. Our exposure under these indemnification provisions is generally limited to payments made to us for the alleged infringing products over the preceding twelve months under the agreement. However, certain agreements include indemnification provisions that could potentially expose us to losses in excess of these payments. In addition, we indemnify our officers, directors, and certain key employees while they are serving in good faith in their company capacities. To date, we have not recorded any accruals for loss contingencies associated with indemnification claims or determined that an unfavorable outcome is probable or reasonably possible.

14. Stockholders' Equity

Share Repurchase Program

In February 2019, our board of directors authorized a $1.0 billion share repurchase program, which is funded from available working capital. Our board of directors subsequently authorized additional increases to this share repurchase program, bringing the total authorization under this share repurchase program to $5.1 billion (our "current authorization"). The expiration date of our current authorization was extended to December 31, 2026, and our repurchase program may be suspended or discontinued at any time. Repurchases are to be made at management's discretion from time to time on the open market, through privately negotiated transactions, transactions structured through investment banking institutions, block purchase techniques, 10b5-1 trading plans, or a combination of the foregoing.

The following table summarizes the share repurchase activity under our share repurchase program (in millions, except per share amounts):

	Year Ended July 31,		
	2026	**2025**	**2024**
Number of shares repurchased	7	—	4
Weighted-average price per share [(1)]	$ 147.70	$ —	$ 142.00
Aggregate purchase price [(1)]	$ 1,000	$ —	$ 567

[(1)] Includes transaction costs

As of July 31, 2026, $1.0 billion remained available for future share repurchases under our current repurchase authorization. The total price of the shares repurchased and related transaction costs are reflected as a reduction to common stock and additional paid-in capital on our consolidated balance sheets.

15. Equity Award Plans

Share-Based Compensation Plans

Equity Incentive Plans

Our 2021 Equity Incentive Plan (our "2021 Plan") became effective in December 2021 and replaced our 2012 Equity Incentive Plan (our "2012 Plan"). Our 2021 Plan provides for the granting of stock options, stock appreciation rights, restricted stock awards ("RSAs"), restricted stock units ("RSUs"), performance shares ("PSAs"), performance-based stock units ("PSUs") and performance stock options ("PSOs") to our employees, directors, and consultants. Upon effectiveness of the 2021 Plan, the 2012 Plan was terminated and no further awards will be granted under the 2012 Plan. Awards that were outstanding upon such termination remained outstanding pursuant to their original terms, and any subsequent expiration, cancellation, or forfeiture of awards under our 2012 Plan are returned to our 2021 Plan.

The majority of our equity awards are RSUs, which generally vest over a period of four years from the date of grant. Until vested, RSUs do not have the voting and dividend participation rights of common stock and the shares underlying the awards are not considered issued and outstanding.

Our PSUs generally vest over a period of one to four years from the date of grant. The number of PSUs eligible to vest is determined based on the level of achievement against certain performance conditions, market conditions, and a combination thereof.

During the year ended July 31, 2023, we granted 2 million shares of PSUs with both service and market conditions. The market conditions are satisfied when the price of our common stock is equal to or exceeds stock price targets of $116.67, $133.34, $150.00, and $166.67 based on the average closing price for 30 consecutive trading days during the three- or four-year period following the date of grant. Once a market condition is met, its corresponding one-fourth of the awards vest on each anniversary date of the grant date, subject to continued service. As of July 31, 2026, all stock price targets for these PSU awards have been met, and the related shares will vest when the underlying service conditions are satisfied.

During the year ended July 31, 2023, we granted 2 million shares of PSUs, which contain service and market conditions. The service conditions are satisfied after a period of five years. The market condition is measured based on our total shareholder return ("TSR") relative to the TSR of the companies listed in the Standard & Poor's 500 index.

During the years ended July 31, 2026, 2025, and 2024, we granted 3 million, 3 million, and 4 million shares of PSUs, respectively, which contain service, performance and market conditions. The service conditions are satisfied over a period of one to three years. For PSUs granted during the years ended July 31, 2026 and 2025, the performance conditions are based on an average of next-generation security annualized recurring revenue and non-GAAP net income per diluted share. For PSUs granted during the year ended July 31, 2024, the performance conditions are based on revenue growth or billing growth. The market condition is measured based on our TSR relative to the TSR of the companies listed in the Standard & Poor's 500 index. As of July 31, 2026, we have approved an additional 3 million shares of PSUs, which will be granted upon the performance condition being established during the next two years.

We have also granted PSOs with both service and market conditions. The market condition for PSOs granted in fiscal 2018 and 2019 requires the price of our common stock to equal or exceed $49.63, $66.17, $82.71, and $99.25 based on the average closing price for 30 consecutive trading days during the four-, five-, six-, and seven-and-a-half-year periods following the date of grant in fiscal 2018 and 2019, respectively. Once a market condition is met, its corresponding one-fourth of the PSOs vest on each anniversary date of the grant date, subject to continued service. The maximum contractual term of our outstanding PSOs is seven and a half years from the date of grant, depending on vesting period. As of July 31, 2026, all of our outstanding PSOs have been fully vested.

We net-share settle equity awards held by certain employees by withholding shares upon vesting to satisfy tax withholding obligations. Effective August 14, 2025, our 2021 Plan was amended to provide that the shares withheld by us to satisfy employee tax withholding obligations are retired and are not returned to our 2021 Plan. Prior to the amendment, the shares withheld by us to satisfy employee tax withholding obligations were returned to the 2021 Plan and were available for future issuance. Payments for employees' tax obligations to the tax authorities are recognized as a reduction to additional paid-in capital and reflected as financing activities on our consolidated statements of cash flows.

A total of 59 million shares of our common stock are reserved for issuance pursuant to our equity incentive plans as of July 31, 2026.

2012 Employee Stock Purchase Plan

Our 2012 Employee Stock Purchase Plan was adopted by our board of directors and approved by the stockholders on June 5, 2012, and was effective upon completion of our initial public offering. On August 29, 2017, we amended and restated our 2012 Employee Stock Purchase Plan (our "2012 ESPP") to extend the length of our offering periods from 6 to 24 months.

Our 2012 ESPP permits eligible employees to acquire shares of our common stock at 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the purchase date. If the fair market value of our common stock on the purchase date is lower than the first trading day of the offering period, the current offering period will be cancelled after purchase and a new 24-month offering period will begin. Under our 2012 ESPP, each 24-month offering period consists of four consecutive 6-month purchase periods, with purchase dates on the first trading day on or after February 28 and August 31 of each year. Participants may purchase shares of common stock through payroll deductions of up to 15% of their eligible compensation, subject to purchase limits of 3,750 shares per six-month purchase period and $25,000 worth of stock for each calendar year. Shares purchased under our 2012 ESPP during the fiscal years ended July 31, 2026, 2025 and 2024 were 2 million, 2 million and 2 million, at an average exercise price of $133.39 per share, $106.99 per share, and $80.32 per share, respectively.

A total of 47 million shares of our common stock are available for sale under our 2012 ESPP as of July 31, 2026. On the first day of each fiscal year, the number of shares in the reserve may be increased by the lesser of (i) 12 million shares, (ii) 1% of the outstanding shares of our common stock on the first day of the fiscal year, or (iii) such other amount as determined by our board of directors.

Assumed Share-Based Compensation Plans

In connection with our acquisitions, we have assumed equity incentive plans of certain acquired companies (collectively "the Assumed Plans"). The equity awards assumed in connection with each acquisition were granted from their respective assumed plans. The assumed equity awards will be settled in shares of our common stock and will retain the terms and conditions under which they were originally granted. No additional equity awards will be granted under and forfeited awards will not be returned to the Assumed Plans. Refer to Note 8. Acquisitions for more information on our acquisitions and the related equity awards assumed.

PSO Activities

The following table summarizes the PSO activity under our stock plans during the years ended July 31, 2026, 2025, and 2024 (in millions, except per share amounts):

	PSOs Outstanding			
	Number of Shares	**Weighted-Average Exercise Price Per Share**	**Weighted-Average Remaining Contractual Term (Years)**	**Aggregate Intrinsic Value**
Balance—July 31, 2023	13	$ 32.60	2.2	$ 1,185
Exercised	(3)	32.42		
Balance—July 31, 2024	10	$ 32.66	1.2	$ 1,245
Exercised[(1)]	(9)	32.65		
Balance—July 31, 2025	1	$ 32.76	0.5	$ 197
Exercised	(1)	32.76		
Balance—July 31, 2026	—	$ —	0.0	$ —
Exercisable—July 31, 2026	—	$ —	0.0	$ —

(1) Includes 1 million shares withheld by us to satisfy exercise price and tax withholding requirements.

The intrinsic value of options exercised during the years ended July 31, 2026, 2025, and 2024 was $235 million, $1.2 billion, and $359 million, respectively.

RSU and PSU Activities

The following table summarizes the RSU and PSU activity under our stock plans during the years ended July 31, 2026, 2025, and 2024 (in millions, except per share amounts):

	Unvested RSUs			Unvested PSUs		
	Number of Shares	**Weighted-Average Grant-Date Fair Value Per Share**	**Aggregate Intrinsic Value**	**Number of Shares**	**Weighted-Average Grant-Date Fair Value Per Share**	**Aggregate Intrinsic Value**
Balance—July 31, 2023	24	$ 71.30	$ 3,013	10	$ 64.32	$ 1,242
Granted[(1)]	9	137.76		4	91.39	
Vested[(2)]	(12)	68.63		(3)	57.28	
Forfeited	(3)	84.12		(1)	68.54	
Balance—July 31, 2024	18	$ 102.59	$ 2,924	10	$ 77.95	$ 1,624
Granted[(1)]	6	189.45		4	201.59	
Vested[(2)]	(9)	97.00		(1)	64.65	
Forfeited	(2)	115.94		(4)	92.11	
Balance—July 31, 2025	13	$ 143.33	$ 2,285	9	$ 140.92	$ 1,635
Granted[(1)(3)]	15	184.48		4	186.49	
Vested[(2)]	(9)	144.94		(3)	150.68	
Forfeited	(2)	158.84		(2)	146.42	
Balance—July 31, 2026	17	$ 177.41	$ 5,594	8	$ 155.85	$ 2,643

(1) For PSUs, shares granted represent the aggregate maximum number of shares that may be earned and issued with respect to these awards over their full terms.

(2) Includes time-based vesting for PSUs.

(3) Includes 7 million RSUs assumed in connection with the acquisitions of Chronosphere, CyberArk, Koi, and Portkey with weighted-average grant-date fair value of $176.20, $165.30, $161.59, and $281.69 per share, respectively, for the year ended July 31, 2026.

The aggregate fair value, as of the respective vesting dates, of RSUs vested during the years ended July 31, 2026, 2025, and 2024 was $1.8 billion, $1.6 billion, and $1.6 billion, respectively. The aggregate fair value, as of the respective vesting dates, of PSUs vested during the years ended July 31, 2026, 2025, and 2024 was $663 million, $221 million, and $378 million, respectively.

Shares Available for Grant

The following table presents the stock activity and the total number of shares available for grant under our equity incentive plans as of July 31, 2026 (in millions):

	Number of shares
Balance—July 31, 2025	29
Authorized	10
RSUs and PSUs granted	(13)
RSUs and PSUs forfeited	4
Shares withheld for taxes	—
Balance—July 31, 2026	30

Share-Based Compensation

We record share-based compensation awards based on estimated fair value as of the grant date. The fair value of RSUs and PSUs not subject to market conditions is based on the closing market price of our common stock on the date of grant.

The fair value of the PSUs subject to market conditions is estimated on the grant date using a Monte Carlo simulation model. The following table summarizes the assumptions used and the resulting grant-date fair value of our PSUs subject to market conditions granted during the years ended July 31, 2026, 2025, and 2024:

	Year Ended July 31,		
	2026	2025	2024
Volatility	36.6% - 42.6%	43.5% - 47.6%	40.8% - 43.4%
Expected term (in years)	1.0 - 3.0	1.0 - 2.9	0.9 - 2.9
Dividend yield	—%	—%	—%
Risk-free interest rate	3.6% - 3.9%	3.7% - 4.5%	4.4% - 5.3%
Grant-date fair value per share	$226.06 - $261.62	$264.51 - $305.83	$173.46 - $310.61

The expected volatility is based on the historical volatility of our common stock. The expected term is based on the length of each tranche's performance period from the grant date. The dividend yield assumption is based on our current expectations about our anticipated dividend policy. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with maturities that approximate the expected term.

The fair value of PSOs was estimated on the grant date using a Monte Carlo simulation model, which predicts settlement of the PSOs midway between the vesting term and the contractual term. No PSOs were granted during the years ended July 31, 2026, 2025, and 2024.

The fair value of shares issued under our 2012 ESPP are estimated on the grant date using the Black-Scholes option pricing model. The following table summarizes the assumptions used and the resulting grant-date fair values of our ESPP:

	Year Ended July 31,		
	2026	2025	2024
Volatility	35.6% - 39.2%	34.3% - 43.3%	39.6% - 50.0%
Expected term (in years)	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0
Dividend yield	—%	—%	—%
Risk-free interest rate	3.5% - 4.0%	3.9% - 4.8%	4.6% - 5.5%
Grant-date fair value per share	$32.77 - $73.67	$45.43 - $74.81	$32.81 - $66.66

The expected volatility is based on a combination of implied volatility from traded options on our common stock and the historical volatility of our common stock. The expected term represents the term from the first day of the offering period to the purchase dates within each offering period. The dividend yield assumption is based on our current expectations about our anticipated dividend policy. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with maturities that approximate the expected term.

The following table summarizes share-based compensation by award types (in millions):

	Year Ended July 31,		
	2026	2025	2024
RSU and RSA	$ 1,319	$ 878	$ 866
PSU	344	331	124
Others	152	91	89
Total share-based compensation	$ 1,815	$ 1,300	$ 1,079

The following table summarizes share-based compensation included in costs and expenses (in millions):

	Year Ended July 31,		
	2026	2025	2024
Cost of product revenue	$ 5	$ 5	$ 7
Cost of subscription and support revenue	161	127	121
Research and development	688	551	526
Sales and marketing	513	359	301
General and administrative	448	258	124
Total share-based compensation	$ 1,815	$ 1,300	$ 1,079

During the year ended July 31, 2026, the vesting of certain equity awards was accelerated in connection with our acquisitions of CyberArk and Koi; as a result, we recorded share-based compensation of $177 million, including $1 million in cost of subscription and support revenue, $36 million in sales and marketing expense, and $140 million in general and administrative expense on our consolidated statements of operations.

As of July 31, 2026, total compensation cost related to unvested share-based awards not yet recognized was $3.3 billion. This cost is expected to be amortized over a weighted-average period of approximately 2.5 years. Future grants will increase the amount of compensation expense to be recorded in these periods.

16. Income Taxes

The following table presents the components of income before income taxes (in millions):

	Year Ended July 31,		
	2026	2025	2024
United States	$ 466	$ 1,125	$ 669
Foreign	70	471	319
Total	$ 536	$ 1,596	$ 988

The following table summarizes our provision for (benefit from) income taxes (in millions):

	Year Ended July 31,		
	2026	2025	2024
Federal:			
Current	$ 95	$ 517	$ 213
Deferred	(165)	(300)	312
State:			
Current	53	108	101
Deferred	(6)	(44)	(173)
Foreign:			
Current	132	186	130
Deferred	120	(5)	(2,173)
Total	$ 229	$ 462	$ (1,590)

For the year ended July 31, 2026, our provision for income taxes was $229 million, which represented a $233 million decrease from prior year, primarily due to a one-time deferred tax provision of $219 million recorded during during the year ended July 31, 2025 arising from the remeasurement of our basis difference associated with the U.S. tax effects of foreign deferred tax assets.

We adopted the new income tax disclosures guidance effective in our year ended July 31, 2026 on a prospective basis. The following table presents a reconciliation from the federal statutory tax amount and rate to our provision for incomes taxes and effective tax rate under the requirements of the newly adopted income tax disclosures guidance (dollars in millions):

	Year Ended July 31, 2026	
	Amount	Rate
Federal statutory tax	$ 113	21.0 %
State taxes[1][2]	41	7.7
Foreign tax effects:		
Israel:		
Statutory rate differential	(10)	(1.9)
Reduced statutory rate on qualifying income	93	17.3
Nondeductible expenses	22	4.1
Intercompany legal entity restructuring[2]	48	9.0
United Kingdom:		
Statutory rate differential	20	3.7
Other jurisdictions	54	10.2
Effect of cross-border tax laws:		
Global intangible low-taxed income[2]	(195)	(36.4)
Subpart F income	22	4.1
U.S. branch income (loss)[2]	(117)	(21.9)
Other	(23)	(4.1)
Tax credits:		
Research and development tax credits	(58)	(10.8)
Changes in valuation allowance	(2)	(0.4)
Nontaxable or nondeductible items:		
Shared-based compensation	49	9.1
Change in fair value of convertible senior notes and Capped Calls	118	22.0
Other	7	1.3
Changes in unrecognized tax benefits	86	16.0
Other:		
Intercompany legal entity restructuring[2]	(39)	(7.3)
Total	$ 229	42.7 %

(1) The state and local jurisdictions that contribute to the majority of the tax effect in this category include California, District of Columbia, Maryland, the state and city of New York, and Pennsylvania.

(2) These categories include impacts of an intercompany legal entity restructuring completed Q4 fiscal 2026 with a total impact of $45 million income tax benefit.

Prior to the adoption of the new income tax disclosure guidance, the following table presents a reconciliation from the federal statutory income tax rate to our effective tax rate:

	Year Ended July 31,	
	2025	2024
Federal statutory rate	21.0%	21.0%
Effect of:		
State taxes, net of federal tax benefit	3.8	3.1
Non-U.S. operations	2.2	9.5
Change in valuation allowance	1.1	(341.9)
U.S. effect of foreign deferred tax assets	11.2	175.8
Share-based compensation	(5.5)	(16.9)
Tax credits	(6.2)	(13.4)
Non-deductible expenses	1.2	1.5
Other, net	0.1	0.5
Total	28.9 %	(160.8)%

The following table presents the components of our deferred tax assets and liabilities as of July 31, 2026 and 2025 (in millions):

	July 31,	
	2026	2025
Deferred tax assets:		
Accruals and reserves	$ 176	$ 132
Operating lease liabilities	233	127
Deferred revenue	1,385	1,266
Net operating loss carryforwards	776	620
Tax credits	286	222
Capitalized research expenditures	879	895
Share-based compensation	148	106
Fixed assets and intangible assets	921	1,561
Gross deferred tax assets	4,804	4,929
Valuation allowance	(321)	(278)
Total deferred tax assets	4,483	4,651
Deferred tax liabilities:		
U.S. effect of foreign deferred tax assets	(1,789)	(1,922)
Operating lease right-of-use assets	(208)	(108)
Deferred contract costs	(258)	(212)
Other deferred tax liabilities	(36)	(74)
Total deferred tax liabilities	(2,291)	(2,316)
Net deferred tax assets	$ 2,192	$ 2,335

We regularly assess the need for a valuation allowance on our deferred tax assets. In making this assessment, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all the deferred tax assets will not be realized. The assessment requires significant judgment and is performed for each of the applicable jurisdictions. Due to a law change during the year ended July 31, 2026, we released a portion of the valuation allowance for our California deferred tax assets due to these assets becoming “more likely than not” to be realized in the future; however, we still expect future research and development tax credit generation in California to exceed our ability to use the existing tax credits.

As of July 31, 2026, we had federal, state, and foreign net operating loss carryforwards of approximately $474 million, $746 million, and $3.0 billion, respectively, as reported on our tax returns, available to reduce future taxable income, if any. If not utilized, our federal and state net operating loss carryforwards will expire in various amounts at various dates beginning in the years ending July 31, 2034 and July 31, 2030, respectively. Our foreign net operating loss will carry forward indefinitely.

As of July 31, 2026, we had federal and state research and development tax credit carryforwards of approximately $7 million and $382 million, respectively, as reported on our tax returns. If not utilized, the federal credit carryforwards will expire in various amounts at various dates beginning in the year ending July 31, 2040. The state credit carryforwards have no expiration.

As of July 31, 2026, we had foreign tax credit carryforwards of $46 million as reported on our tax returns. If not utilized, the foreign tax credit carryforwards will expire in various amounts at various dates beginning in the year ending July 31, 2029.

As of July 31, 2026, we had $719 million of unrecognized tax benefits, $393 million of which would affect income tax expense if recognized. As of July 31, 2025, we had $572 million of unrecognized tax benefits, $275 million of which would affect income tax expense if recognized.

We file federal, state, and foreign income tax returns in jurisdictions with varying statutes of limitations. Generally, all years remain subject to adjustment due to our net operating loss and credit carryforwards. We currently have ongoing tax audits in various jurisdictions and at various times. The primary focus of these audits is, generally, profit allocation. The ultimate amount and timing of any future settlements cannot be predicted with reasonable certainty.

We recognize both interest and penalties associated with uncertain tax positions as a component of income tax expense. During the years ended July 31, 2026, 2025, and 2024, we recognized income tax expense of $59 million, $42 million, and $6 million related to interest and penalties, respectively. We had accrued interest and penalties on our consolidated balance sheets related to unrecognized tax benefits of $113 million and $53 million as of July 31, 2026 and 2025, respectively.

The following table presents a reconciliation of the beginning and ending amount of our gross unrecognized tax benefits (in millions):

	Year Ended July 31,		
	2026	**2025**	**2024**
Unrecognized tax benefits at the beginning of the period	$ 572	$ 454	$ 360
Additions for tax positions taken in prior years	13	10	2
Reductions for tax positions taken in prior years	(1)	(11)	(20)
Additions for tax positions taken in the current year	140	119	112
Reduction relating to audit settlement	(5)	—	—
Unrecognized tax benefits at the end of the period	$ 719	$ 572	$ 454

As part of the acquisition of CyberArk, we executed an intercompany transaction to repatriate $3.5 billion of foreign earnings, resulting in immaterial income tax expense related to state and other taxes. Our remaining unremitted earnings are indefinitely reinvested.

Pursuant to adoption of the new income tax disclosures guidance, the following table presents the income taxes paid, net of refunds (in millions):

	Year Ended July 31, 2026
Federal	$ 40
State	
California	18
All Others	51
Foreign	
Israel	24
Netherlands	13
India	16
All Others	37
Total	$ 199

17. Net Income Per Share

Basic net income per share is computed by dividing net income by basic weighted-average shares outstanding during the period. Diluted net income per share is computed by dividing net income by diluted weighted-average shares outstanding during the period giving effect to all potentially dilutive securities to the extent they are dilutive. We compute the dilutive effect of shares issuable upon conversion of our convertible senior notes using the if-converted method, and the dilutive effect of warrants related to the issuance of convertible senior notes and equity awards under our employee equity incentive plans using the treasury stock method.

The following table presents the computation of basic and diluted net income per share of common stock (in millions, except per share data):

	Year Ended July 31,		
	2026	2025	2024
Net income	$ 307	$ 1,134	$ 2,578
Weighted-average shares used to compute net income per share, basic	749	663	638
Weighted-average effect of potentially dilutive securities:			
Convertible senior notes	—	7	21
Warrants related to the issuance of convertible senior notes	5	25	26
Employee equity incentive plans	10	14	23
Weighted-average shares used to compute net income per share, diluted	764	709	708
Net income per share, basic	$ 0.41	$ 1.71	$ 4.04
Net income per share, diluted	$ 0.40	$ 1.60	$ 3.64

The following securities were excluded from the computation of diluted net income per share of common stock as their effect would have been antidilutive or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the applicable period (in millions):

	Year Ended July 31,		
	2026	2025	2024
Employee equity incentive plans	5	3	5

18. Other Income (Expense), Net

The following table sets forth the components of other income (expense), net (in millions):

	Year Ended July 31,		
	2026	2025	2024
Interest income	$ 374	$ 364	$ 318
Interest expense	—	(3)	(8)
Foreign currency exchange gains (losses), net	(35)	(33)	—
Change in fair value of convertible senior notes	(620)	—	—
Change in fair value of Capped Calls	58	—	—
Other, net	64	25	(6)
Total other income (expense), net	$ (159)	$ 353	$ 304

19. Segment Information

We have one operating and reportable segment. We conduct business globally and sales are primarily managed on a geographic theater basis. Our chief operating decision maker ("CODM") is our Chairman and Chief Executive Officer who reviewed financial information presented on a consolidated basis accompanied by revenue information for purposes of allocating resources and evaluating financial performance. Our CODM used consolidated net income as our measure of segment profit or loss. The consolidated financial information by function as reflected on our consolidated statements of operations was used in our annual budget and forecasting process to establish goals and monitor budget versus actual results. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

The following table presents our long-lived assets, which consist of property and equipment, net and operating lease right-of-use assets, by geographic area (in millions):

	Year Ended July 31,	
	2026	2025
Long-lived assets:		
United States	$ 759	$ 418
Israel	222	162
Other countries	242	154
Total long-lived assets	$ 1,223	$ 734

Refer to Note 2. Revenue for revenue by geographic theater and revenue for groups of similar products and services for the years ended July 31, 2026, 2025, and 2024.

20. Subsequent Events

Embrace Mobile, Inc.

On August 27, 2026, we completed the acquisition of Embrace. This acquisition will be accounted for as a business combination in the first quarter of fiscal 2027.

Console Systems, Inc.

On September 1, 2026, we completed the acquisition of Console. This acquisition will be accounted for as a business combination in the first quarter of fiscal 2027.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on our evaluation, our chief executive officer and chief financial officer concluded that, as of July 31, 2026, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission ("SEC") rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our management assessed the effectiveness of our internal control over financial reporting as of July 31, 2026, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework (2013 framework). In accordance with guidance issued by the SEC staff, companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our assessment of the effectiveness of our internal control over financial reporting as of July 31, 2026 excluded CyberArk, which we acquired on February 11, 2026. We have included the financial results of CyberArk in our consolidated financial statements since the date of acquisition, which constituted 2% of total consolidated assets, less than 1% of total consolidated net assets, and 6% of total consolidated revenue as of and for the year ended July 31, 2026. Based on that assessment, management concluded that, as of July 31, 2026, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of July 31, 2026 has been audited by Ernst & Young LLP, the independent registered public accounting firm that audits our consolidated financial statements, as stated in their attestation report which is included in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) under the Exchange Act that occurred during the fiscal quarter ended July 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Table of Contents

Item 9B. Other Information

Trading Plans of Directors and Executive Officers

Set forth below is certain information regarding Rule 10b5-1 trading plans adopted, modified or terminated by our directors and officers (as defined in Rule 16a-1(f)) during the fourth quarter of fiscal 2026. The Rule 10b5-1 trading plans listed below are each intended to satisfy the affirmative defense of Rule 10b5-1(c).

Name	Title	Action	Date of Action	Expiration Date	Total Amount of Common Stock to Be Sold Under the Plan
Dipak Golechha	Chief Financial Officer	Modified	June 25, 2026	September 30, 2027	50,000 or, if earlier, when all shares have been sold
William D. Jenkins Jr.	President	Adopted	June 28, 2026	January 31, 2027	148,217 or, if earlier, when all shares have been sold

No other officers or directors, as defined in Rule 16a-1(f), adopted, modified, and/or terminated a “Rule 10b5-1 trading arrangement” or a “non-Rule 10b5-1 trading arrangement,” as defined in Regulation S-K Item 408, during the fourth quarter of fiscal 2026.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be contained in our definitive proxy statement to be filed with the SEC in connection with our 2026 annual meeting of stockholders (the "Proxy Statement"), which is expected to be filed not later than 120 days after the end of our fiscal year ended July 31, 2026 and is incorporated herein by reference.

Our Board has adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. We will post amendments to our Code of Business Conduct and Ethics or waivers of our Code of Business Conduct and Ethics for directors and executive officers on the same website.

Item 11. Executive Compensation

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Table of Contents

Part IV

Item 15. Exhibits and Financial Statement Schedules

Documents filed as part of this Annual Report on Form 10-K are as follows:

1. Consolidated Financial Statements

   Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

   Financial statement schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is shown in the Consolidated Financial Statements or the notes thereto.

3. Exhibits

   The following documents are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

Exhibit Index

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
2.1^	Agreement and Plan of Merger, dated as of July 30, 2025, by and among Palo Alto Networks, Inc., Athens Strategies Ltd. and CyberArk Software Ltd.	8-K	001-35594	2.1	July 31, 2025
3.1	Restated Certificate of Incorporation of the Registrant, as amended.	10-K	001-35594	3.1	August 29, 2025
3.2	Amended and Restated Bylaws of the Registrant.	8-K	001-35594	3.1	August 21, 2026
3.3	Certificate of Change of Location of Registered Agent and/or Registered Office.	8-K	001-35594	3.1	August 30, 2016
4.1	Description of Registrant's Securities.	10-K	001-35594	4.1	August 29, 2025
4.2	Indenture, dated June 10, 2025, by and between CyberArk Software Ltd. and U.S. Bank Trust Company, National Association.	8-K	001-35594	4.1	February 11, 2026
4.3	First Supplemental Indenture, dated as of February 11, 2026, by and among Palo Alto Networks, Inc., CyberArk Software Ltd. and U.S. Bank Trust Company, National Association.	8-K	001-35594	4.2	February 11, 2026
4.4	Form of Global 0.00% Convertible Senior Note due 2030 (contained in Exhibit 4.2 hereto).	8-K	001-35594	4.3	February 11, 2026
4.5	Form of Amended and Restated Confirmation of Capped Call Transaction.				
10.1*	Form of Indemnification Agreement between the Registrant and its directors and officers.	S-1/A	333-180620	10.1	July 9, 2012
10.2*	2012 Equity Incentive Plan and related form agreements.	10-Q	001-35594	10.2	November 26, 2019

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
10.3*	Form of 2012 Equity Incentive Plan Performance-Based Restricted Stock Unit Award Agreement.	10-Q	001-35594	10.4	November 19, 2021
10.4*	2021 Equity Incentive Plan, as amended and restated.	8-K	001-35594	10.1	December 11, 2025
10.5*^	Form Award Agreements under the 2021 Equity Incentive plan, as amended and restated.				
10.6*^	2012 Employee Stock Purchase Plan, as amended and restated, and related form agreements.				
10.7*	RedLock Inc. 2015 Stock Plan, as amended, and related form agreements under RedLock Inc. 2015 Stock Plan, as amended.	S-8	333-227901	99.1	October 19, 2018
10.8*	Cider Security Ltd. 2020 Equity Incentive Plan.	S-8	333-268931	99.1	December 21, 2022
10.9*	US Sub-Plan to Cider Security Ltd. 2020 Equity Incentive Plan.	S-8	333-268931	99.2	December 21, 2022
10.10*	CyberArk Software Ltd. 2024 Share Incentive Plan, as amended.	S-8 POS	333-290235	4.4	February 11, 2026
10.11*	CyberArk Software Ltd. 2014 Share Incentive Plan, as amended.	S-8 POS	333-290235	4.5	February 11, 2026
10.12*	Employee Incentive Compensation Plan, as amended and restated.	10-Q	001-35594	10.2	November 25, 2014
10.13	Clawback Policy, adopted as of August 29, 2017, amended August 14, 2024.	10-K	001-35594	10.16	September 6, 2024
10.14*	Amended and Restated Outside Director Compensation Policy (last amended February 12, 2025).	10-Q	001-35594	10.1	May 21, 2025
10.15*	Continued Service Policy.	10-Q	001-35594	10.3	May 20, 2022
10.16*	Palo Alto Networks, Inc. Deferred Compensation Plan effective June 1, 2022.	10-K	001-35594	10.23	September 6, 2022
10.17*	Amendment and Restated Employment Letter between Palo Alto Networks, Inc. and Nir Zuk, dated July 7, 2025.	10-K	001-35594	10.14	August 29, 2025
10.18*	Offer Letter between the Registrant and Nikesh Arora, dated May 30, 2018.	8-K	001-35594	10.2	June 4, 2018
10.19*	Offer Letter between the Registrant and Josh Paul, dated August 5, 2021.	8-K	001-35594	10.1	September 8, 2021
10.20*	Confirmatory Employment Letter with Updated Change in Control Protection between the Registrant and Lee Klarich, dated December 19, 2011.	10-Q	001-35594	10.4	November 30, 2018
10.21*	Addendum to Employment Offer Letter by and between the Registrant and Dipak Golechha, dated March 17, 2021.	8-K	001-35594	10.1	March 19, 2021
10.22*	Addendum to Employment Offer Letter by and between the Registrant and Dipak Golechha, dated February 18, 2022.	10-Q	001-35594	10.1	May 20, 2022

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
10.23*	Employment Offer Letter by and between the Registrant and William "BJ" Jenkins, dated July 27, 2021.	8-K	001-35594	10.1	August 12, 2021
10.24*	Addendum to Employment Offer Letter between the Registrant and William "BJ" Jenkins, dated February 18, 2022.	10-Q	001-35594	10.2	May 20, 2022
10.25*	Form of Offer Letter between the Registrant and its directors.	10-Q	001-35594	10.2	May 21, 2025
10.26**	Amended and Restated Flextronics Manufacturing Services Agreement, by and between the Registrant and Flextronics Telecom Systems Ltd., dated April 1, 2019.	10-Q	001-35594	10.1	May 30, 2019
10.27	Vendor Information Security Terms between the Registrant and Flextronics Telecom Systems Ltd., dated July 23, 2021.	10-K	001-35594	10.29	September 3, 2021
10.28	Lease between the Registrant and Santa Clara Campus Property Owner I LLC, dated May 28, 2015.	10-K	001-35594	10.29	September 17, 2015
10.29	Lease between the Registrant and Santa Clara Campus Property Owner I LLC, dated May 28, 2015.	10-K	001-35594	10.30	September 17, 2015
10.30	Lease between the Registrant and Santa Clara Campus Property Owner I LLC, dated May 28, 2015.	10-K	001-35594	10.31	September 17, 2015
10.31	Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated October 7, 2015.	8-K/A	001-35594	10.1	October 19, 2015
10.32	Amendment No. 1 to Lease by and between the Registrant and Santa Clara Phase I Property LLC, dated November 9, 2015.	10-Q	001-35594	10.2	November 24, 2015
10.33	Amendment No. 1 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated November 9, 2015.	10-Q	001-35594	10.3	November 24, 2015
10.34	Amendment No. 1 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated September 16, 2016.	10-Q	001-35594	10.1	November 22, 2016
10.35	Amendment No. 1 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated September 16, 2016.	10-Q	001-35594	10.2	November 22, 2016
10.36	Amendment No. 2 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated September 16, 2016.	10-Q	001-35594	10.3	November 22, 2016
10.37	Amendment No. 2 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated November 16, 2016.	10-Q	001-35594	10.1	March 1, 2017
10.38	Amendment No. 2 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated November 16, 2016.	10-Q	001-35594	10.2	March 1, 2017
10.39	Amendment No. 3 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated November 16, 2016.	10-Q	001-35594	10.3	March 1, 2017

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
10.40	Amendment No. 3 to Lease by and between the Registrant and Santa Clara EFH LLC, dated June 22, 2017.	10-K	001-35594	10.40	September 7, 2017
10.41	Amendment No. 3 to Lease by and between the Registrant and Santa Clara G LLC, dated June 22, 2017.	10-K	001-35594	10.41	September 7, 2017
10.42	Amendment No. 4 to Lease by and between the Registrant and Santa Clara EFH LLC, dated June 22, 2017.	10-K	001-35594	10.42	September 7, 2017
10.43	Amendment No. 4 to Lease by and between the Registrant and Santa Clara Phase III EFH LLC, dated September 29, 2017.	10-Q	001-35594	10.5	November 21, 2017
10.44	Amendment No. 4 to Lease by and between the Registrant and Santa Clara Phase III G LLC, dated September 29, 2017.	10-Q	001-35594	10.6	November 21, 2017
10.45	Amendment No. 5 to Lease by and between the Registrant and Santa Clara Phase III EFH LLC, dated September 29, 2017.	10-Q	001-35594	10.7	November 21, 2017
10.46	Amendment No. 5 to Lease by and between the Company and Santa Clara Phase III EFH, LLC, dated April 8, 2026.	8-K	001-35594	10.1	April 13, 2026
10.47	Amendment No. 5 to Lease by and between the Company and Santa Clara Phase III G, LLC, dated April 8, 2026.	8-K	001-35594	10.2	April 13, 2026
10.48	Amendment No. 6 to Lease by and between the Company and Santa Clara Phase III EFH, LLC, dated April 8, 2026.	8-K	001-35594	10.3	April 13, 2026
10.49	Credit Agreement, dated as of April 13, 2023 among the Registrant, the lenders party thereto and Wells Fargo, National Association, as administrative agent.	8-K	001-35594	10.1	April 19, 2023
10.50	Amendment No. 1, dated as of November 22, 2024, to Credit Agreement, dated as of April 13, 2023, among Palo Alto Networks, Inc., the lenders party thereto, and Wells Fargo Bank, National Association, as administrative agent.	10-Q	001-35594	10.3	February 14, 2025
10.51*^	Executive Change in Control and Severance Policy.	8-K	001-35594	10.1	August 21, 2026
19.1^	Insider Trading Policy and Requirements for Trading Plans, as amended and restated.	10-K	001-35594	19.1	August 29, 2025
21.1	List of subsidiaries of the Registrant.				
23.1	Consent of Independent Registered Public Accounting Firm.				
24.1	Power of Attorney (contained in the signature page to this Annual Report on Form 10-K).				
31.1	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.				
31.2	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.				

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
32.1†	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
32.2†	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1	Compensation Recovery Policy.	10-K	001-35594	97.1	September 6, 2024
101.INS	XBRL Instance Document.				
101.SCH	XBRL Taxonomy Schema Linkbase Document.				
101.CAL	XBRL Taxonomy Calculation Linkbase Document.				
101.DEF	XBRL Taxonomy Definition Linkbase Document.				
101.LAB	XBRL Taxonomy Labels Linkbase Document.				
101.PRE	XBRL Taxonomy Presentation Linkbase Document.				
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).				

* Indicates a management contract or compensatory plan or arrangement.

^ Schedules (or similar schedules) have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedules (or similar attachments) to the SEC upon request; provided, however, that the Registrant may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules (or similar attachments) so furnished.

† The certifications attached as Exhibit 32.1 and Exhibit 32.2 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary

Not applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PALO ALTO NETWORKS, INC.

By: /s/ NIKESH ARORA

Nikesh Arora

Chairman and Chief Executive Officer

Date: September 10, 2026

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nikesh Arora, Dipak Golechha, and Josh Paul, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ NIKESH ARORA Nikesh Arora	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	September 10, 2026
/s/ DIPAK GOLECHHA Dipak Golechha	Chief Financial Officer (Duly Authorized Officer and Principal Financial Officer)	September 10, 2026
/s/ JOSH PAUL Josh Paul	Chief Accounting Officer (Duly Authorized Officer and Principal Accounting Officer)	September 10, 2026
/s/ LEE KLARICH Lee Klarich	Chief Product and Technology Officer and Director	September 10, 2026
/s/ APARNA BAWA Aparna Bawa	Director	September 10, 2026
/s/ JOHN M. DONOVAN John M. Donovan	Director	September 10, 2026
/s/ CARL ESCHENBACH Carl Eschenbach	Director	September 10, 2026
/s/ JAMES J. GOETZ James J. Goetz	Director	September 10, 2026
/s/ MARK GOODBURN Mark Goodburn	Director	September 10, 2026
/s/ RT HON SIR JOHN KEY Rt Hon Sir John Key	Director	September 10, 2026
/s/ HELLE THORNING-SCHMIDT Helle Thorning-Schmidt	Director	September 10, 2026
/s/ LORRAINE TWOHILL Lorraine Twohill	Director	September 10, 2026

BOARD OF DIRECTORS

Nikesh Arora
Chief Executive Officer and
Chair of the Board of Directors

Lee Klarich
Chief Product and Technology Officer and Director

Aparna Bawa
Chief Legal & People Officer
Intel Corporation

John M. Donovan
Former Chief Executive Officer
AT&T Communications

Carl Eschenbach
Partner, Sequoia Capital

James J. Goetz
Partner, Sequoia Capital

Mark Goodburn
Former Chairman and Global Head of Advisory of
KPMG International

Rt Hon Sir John Key
Former Prime Minister of New Zealand

Helle Thorning-Schmidt
Former Prime Minister of Denmark

Lorraine Twohill
Chief Marketing Officer, Google

CORPORATE EXECUTIVES

Nikesh Arora
Chief Executive Officer and
Chair of the Board of Directors

Dipak Golechha
Chief Financial Officer

William "BJ" Jenkins
President

Lee Klarich
Chief Product and Technology Officer
and Director

CORPORATE HEADQUARTERS

Palo Alto Networks, Inc.
3000 Tannery Way
Santa Clara, California 95054
T: (408) 753-4000

www.paloaltonetworks.com

VIRTUAL ANNUAL MEETING OF SHAREHOLDERS

Tuesday, December 8, 2026 at 11:00 a.m. PST
www.virtualshareholdermeeting.com/PANW2026

Designed and published by www.labrador-company.com

3000 Tannery Way
Santa Clara, CA 95054

Main: +1.408.753.4000

Sales: +1.866.320.4788

Support: +1.866.898.9087

www.paloaltonetworks.com